Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193626

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder of Pacer International, Inc.:

Pacer International, Inc. and XPO Logistics, Inc. have entered into a merger agreement pursuant to which XPO will acquire Pacer in a merger of an indirect wholly owned subsidiary of XPO with and into Pacer, with Pacer surviving as an indirect wholly owned subsidiary of XPO. In the merger, each Pacer shareholder will receive, for each share of Pacer common stock, par value $0.01 per share, owned as of immediately prior to the merger, a combination of:

•	$6.00 in cash; and

•	a fraction of a share of XPO common stock, par value $0.001 per share (which we refer to as the “exchange ratio”), equal to $3.00 divided by the volume-weighted average closing price of XPO common stock for the ten trading days prior to the closing (which we refer to as the “XPO reference stock price”), with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

Pacer common shares are currently traded on the NASDAQ Stock Market’s Global Select Market under the symbol “PACR,” and XPO common stock is currently traded on the New York Stock Exchange under the symbol “XPO.”

In connection with the merger, Pacer will hold a special meeting of its shareholders to consider and vote on a proposal to approve the merger agreement and certain other matters. The affirmative vote of the holders of a majority of the outstanding shares of Pacer common stock entitled to vote on the proposal at the special meeting is required to approve the merger agreement. Shareholders of record as of February 21, 2014 (which we refer to as the “record date”) are entitled to vote on the merger and other proposals presented at the Pacer special meeting.

Your vote is very important. The merger cannot be completed unless holders of a majority of the outstanding shares of Pacer common stock entitled to vote on the proposal at the special meeting vote in favor of the approval of the merger agreement. If you fail to vote on the approval of the merger agreement, the effect will be the same as a vote against the approval of the merger agreement. Information about the Pacer special meeting, the merger and the other business to be considered by the Pacer shareholders at the special meeting is contained in the accompanying proxy statement/prospectus, which we urge you to read. In particular, see the section titled “Risk Factors” beginning on page 15 of the accompanying document.

The Pacer board of directors unanimously has determined that the merger is advisable, substantively and procedurally fair to, and in the best interests of, Pacer and its shareholders, and has authorized, approved and adopted the merger agreement and the transactions contemplated by the merger agreement and recommends that the Pacer shareholders vote “FOR” the approval of the merger agreement.

Sincerely,

DANIEL W. AVRAMOVICH

Chairman of the Board of Directors,

President and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying document or determined that the accompanying document is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying document is dated February 24, 2014 and is first being mailed to the Pacer shareholders on or about February 25, 2014.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 27, 2014

Dear Shareholder of Pacer International, Inc.:

On March 27, 2014, Pacer International, Inc. will hold a special meeting of shareholders at 9:00 a.m., Eastern Time, at Pacer’s headquarters, 6805 Perimeter Drive, Dublin, Ohio 43016. Only Pacer shareholders of record at the close of business on February 21, 2014, the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of that meeting. The special meeting has been called for the following purposes:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of January 5, 2014 (which we refer to as the “merger agreement”), by and among Pacer, XPO Logistics, Inc. and Acquisition Sub, Inc. (which we refer to as “Merger Sub”), pursuant to which, among other things, Merger Sub will be merged with and into Pacer, with Pacer surviving the merger as an indirect wholly owned subsidiary of XPO (which we refer to as the “merger”);

2.	To consider and cast an advisory (non-binding) vote on specified compensation that may be received by Pacer’s named executive officers in connection with the merger;

3.	To consider and vote on any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement; and

4.	To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

The Pacer board of directors unanimously has determined that the merger is advisable, substantively and procedurally fair to, and in the best interests of, Pacer and its shareholders, and has authorized, approved and adopted the merger agreement and the transactions contemplated by the merger agreement and recommends that the Pacer shareholders vote “FOR” the approval of the merger agreement. The merger agreement will be approved upon receiving the affirmative vote of a majority of the outstanding shares of Pacer common stock entitled to vote thereon at the special meeting.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions as soon as possible. If you hold shares of Pacer common stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, use the toll-free telephone number shown on the proxy card or use the internet website shown on the proxy card. If you hold Pacer common shares through a bank, broker or other nominee, please use the voting instructions you have received from your bank, broker or other nominee. Submitting your proxy will not prevent you from attending the special meeting and voting in person. Please note, however, that if you hold Pacer common shares through a bank, broker or other nominee, and you wish to vote in person at the special meeting, you must obtain from your bank, broker or other nominee a proxy issued in your name. You may revoke your proxy by attending the special meeting and voting your Pacer common shares in person at the special meeting. You may also revoke your proxy at any time before it is voted by giving written notice of revocation to the Secretary of Pacer at the address provided with the proxy card at or before the special meeting or by submitting a proxy with a later date.

The Pacer board of directors recommends that the Pacer shareholders vote:

1.	“FOR” the proposal to approve the merger agreement;

2.	“FOR” the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger; and

3.	“FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement.

By Order of the Board of Directors,

LISA ORMAND TAYLOR

Vice President, Assistant General Counsel

and Corporate Secretary

February 24, 2014

REFERENCES TO ADDITIONAL INFORMATION

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), constitutes a proxy statement of Pacer under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), with respect to the solicitation of proxies for the special meeting of shareholders of Pacer, or any adjournment or postponement thereof, to, among other things, approve the merger agreement. This document is also a prospectus of XPO under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “Securities Act”), for XPO common stock that will be issued to shareholders of Pacer in the merger pursuant to the merger agreement.

As permitted under the rules of the SEC, this document incorporates by reference important business and financial information about XPO and Pacer from other documents filed with the SEC that are not included in or delivered with this document. Please read the section titled “Where You Can Find More Information.” You can obtain any of the documents incorporated by reference into this document from the SEC’s website at www.sec.gov. This information is also available to you without charge upon your request in writing or by telephone from XPO or Pacer at the following addresses and telephone numbers:

XPO Logistics, Inc. Five Greenwich Office Park Greenwich, CT 06381 Attn: Investor Relations Telephone: (855) 976-4636	Pacer International, Inc. 6805 Perimeter Drive Dublin, Ohio 43016 Attn: Investor Relations Telephone: (614) 923-1400

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

You may obtain certain of these documents at XPO’s website, www.xpologistics.com, by selecting “Investors,” then highlighting “Financial Information” and then selecting the tab named “SEC Filings,” and at Pacer’s website, www.pacer.com, by selecting “Investors,” and then selecting “SEC Filings.” None of the information contained on the respective websites of XPO and Pacer is incorporated by reference into this document.

In order to receive timely delivery of the documents in advance of the Pacer special meeting, your request should be received no later than March 20, 2014. If you request any documents, XPO or Pacer will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

If you have any questions about the merger or the consideration that you will receive in connection with the merger or would like additional copies of the instructions for surrendering your certificates representing Pacer common shares and letter of transmittal (which are being mailed to Pacer shareholders separately), you may contact Pacer’s proxy solicitor at the address and telephone number listed below. You will not be charged for any additional instructions and letters of transmittal that you request.

The Solicitation Agent for the Special Meeting is:

D.F. King & Co., Inc.

You may obtain information regarding the Special Meeting from the Solicitation Agent as follows:

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokerage Firms, please call (212) 269-5550

Shareholders, please call (800) 488-8035

Email: pacer@dfking.com

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

Set forth below are questions that you, as a shareholder of Pacer, may have regarding the merger and the special meeting of Pacer shareholders and brief answers to those questions. For a more complete description of the legal and other terms of the merger, please read this entire document, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this document. You may obtain a list of the documents incorporated by reference into this document in the section “Where You Can Find More Information.”

Q:	Why am I receiving these materials?

A:	Pacer and XPO have entered into a merger agreement, pursuant to which they have agreed that XPO will acquire Pacer through a merger of Merger Sub, an indirect wholly owned subsidiary of XPO with and into Pacer, with Pacer surviving as an indirect wholly owned subsidiary of XPO. As a result of the merger, Pacer will cease to be a separate publicly traded company. In the merger, each Pacer shareholder will receive, for each share of Pacer common stock they own as of immediately prior to the merger, a combination of:

•	$6.00 in cash (which we refer to as the “per share cash consideration”); and

•	a fraction of a share of XPO common stock (which we refer to as the “exchange ratio”) equal to $3.00 divided by the volume-weighted average closing price of XPO common stock for the ten trading days prior to the closing (which we refer to as the “XPO reference stock price”), with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock (which we refer to as the “per share stock consideration,” and together with the per share cash consideration, the “merger consideration”).

In order to complete the merger, Pacer shareholders must vote to approve the merger agreement. This document is being delivered to you as both a proxy statement of Pacer and a prospectus of XPO in connection with the merger. It is the proxy statement by which the

Pacer board of directors is soliciting proxies from you to vote in favor of the proposal to approve the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus for the offering by XPO of XPO common stock in the merger.

Q:	What am I being asked to consider and vote on?

A:	Pacer shareholders are being asked to consider and vote on the following proposals:

•	to approve the merger agreement (attached as Annex A to this document);

•	to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger;

•	any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement; and

•	to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Q:	How does the Pacer board of directors recommend that I vote on the matters to be considered at the special meeting?

A:	The Pacer board of directors recommends that the shareholders of Pacer vote:

•	“FOR” the proposal to approve the merger agreement;

•	“FOR” the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger; and

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•	“FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement.

See “Proposal 1: The Merger—Reasons for the Merger and Recommendation of Pacer’s Board of Directors.”

In considering the recommendation of the Pacer board of directors with respect to the merger agreement, you should be aware that some of Pacer’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Pacer shareholders generally. See “Proposal 1: The Merger—Interests of Pacer’s Directors and Executive Officers in the Merger.”

Q:	What will happen in the merger?

A:	If the merger is completed, Merger Sub will be merged with and into Pacer, with Pacer surviving the merger as an indirect wholly owned subsidiary of XPO. As soon as practicable following the closing, XPO and Pacer will cause the articles of merger to be executed, acknowledged and filed with the Secretary of State of the State of Tennessee. The merger will become effective on the effective date of the Tennessee Articles of Merger (which we refer to as the “effective time” of the merger).

Q:	What effects will the merger have on Pacer’s corporate structure?

A:	Pacer’s common stock is currently registered under the Exchange Act and is quoted on the NASDAQ Stock Market’s Global Select Market (“NASDAQ”) under, the symbol “PACR.” As a result of the merger, Pacer will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of XPO. Following the consummation of the merger, Pacer’s common stock will be delisted from NASDAQ and deregistered under the Exchange Act, and Pacer will no longer be required to file periodic reports with the SEC with respect to its common stock.
Q:	What happens if the merger is not consummated?

A:	If the merger agreement is not approved by Pacer’s shareholders, or if the merger is not consummated for any other reason, Pacer’s shareholders will not receive any payment for their shares in connection with the merger. Instead, Pacer will remain a public company, and shares of its common stock will continue to be listed and traded on NASDAQ. Under specified circumstances, Pacer may be required to pay XPO a termination fee of up to $12.4 million or pay XPO a fee of $3.0 or $5.0 million to reimburse XPO’s fees and expenses incurred in connection with the merger agreement and related transactions, or XPO may be required to pay the Pacer a termination fee of $5.0 million to reimburse Pacer for its fees and expenses incurred in connection with the merger agreement and the related transactions. See “Proposal 1: The Merger Agreement—Termination Fee and XPO Expenses.”

Q:	What is the amount of cash and the number of shares of XPO common stock that I will be entitled to receive in the merger for my Pacer common shares?

A:	In the merger, each Pacer shareholder will receive, for each share of Pacer common stock they own as of immediately prior to the merger, a combination of:

•	$6.00 in cash; and

•	a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

No fractional share of XPO common stock will be issued in the merger. Instead, Pacer shareholders who otherwise would have received a fraction of a share of XPO common stock will receive an amount in cash. This cash

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amount will represent the shareholder’s proportionate interest in, if any, the proceeds from the sale by the exchange agent in one or more transactions of XPO common stock equal to the excess of (1) the aggregate number of shares of XPO common stock to be delivered by the exchange agent over (2) the aggregate number of whole shares of XPO common stock to be issued to the Pacer shareholders.

Q:	What is the collar and how does it work?

A:	The per share stock consideration is subject to a collar, whereby if the XPO reference stock price is equal to or between $23.12 and $32.94 (which we refer to as the “collar”), then the exchange ratio will “float” so as to ensure that the aggregate value of XPO common stock received in exchange for each share of Pacer common stock being exchanged for XPO shares, as calculated based on the XPO reference stock price, is equal to $3.00 per share of Pacer common stock.

If, however, the XPO reference stock price is less than $23.12 or more than $32.94, then the exchange ratio will be fixed at 0.1298 or 0.0911, respectively. Accordingly, if the XPO reference stock price is less than the low end of the collar (i.e., $23.12), then the value of the stock payable per share of Pacer common stock will be less than $3.00 based on the XPO reference stock price. Conversely, if the XPO reference stock price is greater than the high end of the collar (i.e., $32.94), then the value of the stock payable per share of Pacer common stock will be greater than $3.00 based on the XPO reference stock price.

Q:	What will happen to Pacer equity awards in the merger?

A:	Stock Options. At the effective time of the merger, each outstanding option to purchase shares under Pacer’s stock plans, vested or unvested, will be cancelled and will entitle the holders of the options to receive an amount in cash (less applicable taxes required to be withheld) equal to the total number of shares subject to the option immediately prior to the effective time multiplied by the excess, if any, of (1) the sum of (a) the per share cash consideration plus (b) an amount in cash equal to the product of (i) the XPO reference stock price and (ii) the per share stock consideration (such sum, the “option cash amount”), over (2) the exercise price per share under the stock option. If the exercise price of a Pacer option is greater than or equal to the option cash amount, the option will be cancelled for no consideration.

Restricted Shares. At the effective time of the merger, each outstanding Pacer common share subject to vesting, repurchase or other lapse restrictions (a “restricted share”) will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted share, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Restricted Stock Units. At the effective time of the merger, each outstanding restricted stock unit granted under Pacer’s stock plans will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted stock unit, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Performance Stock Units. At the effective time of the merger, each performance stock unit under Pacer’s stock plans, to the extent that they are unvested, will vest as follows: for completed performance periods, the portion of the performance stock unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement will vest, and for performance periods that have not been completed as of the effective time, the related performance stock units will vest as if the target level of performance had been achieved as of the effective time. All of such vested performance stock units will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration, less applicable taxes required to be withheld with respect to such payment (which will be withheld from the per share cash consideration portion of the merger consideration).

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Q:	What vote of shareholders is required to approve the merger agreement?

A:	The merger agreement proposal must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Pacer common stock entitled to vote thereon at the special meeting. Abstentions and broker non-votes will have the effect of a vote against the merger agreement proposal.

Q:	What vote of shareholders is required to approve the other matters to be considered at the special meeting?

A:	Approval of the advisory vote on specified compensation that may be received by Pacer’s named executive officers in connection with the merger requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the votes cast “against” the proposal. The vote of Pacer shareholders on specified compensation that may be received by Pacer’s named executive officers in connection with the merger is advisory in nature and will not be binding on XPO or the Pacer board of directors and will not affect whether the compensation is paid. Abstentions and broker non-votes will have no effect on the outcome of the advisory vote.

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the votes cast “against” the proposal. Unless the Pacer board of directors fixes a new record date for the adjourned special meeting, or law otherwise requires, no notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting adjourning and, at the adjourned special meeting, only such business is transacted as might have been transacted at the original special meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote to adjourn the meeting.

Q:	What constitutes a quorum for the special meeting?

A:	A quorum is the presence in person or by proxy of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the meeting.

Q:	When and where will the special meeting be held?

A:	The special meeting is scheduled to be held at Pacer’s headquarters, 6805 Perimeter Drive, Dublin, Ohio 43016 on March 27, 2014 at 9:00 a.m., Eastern Time.

Q.	Who is entitled to vote at the special meeting?

A:	All Pacer shareholders who hold shares at the close of business on the record date, February 21, 2014, are entitled to receive notice of and to vote at the special meeting and any adjournment or postponement thereof, provided that such shares remain outstanding on the date of the special meeting.

Q:	What are the expected U.S. federal income tax consequences to a Pacer shareholder as a result of the merger?

A:	If you are a U.S. holder (as such term is defined below under “Material U.S. Federal Income Tax Considerations”), the receipt of the merger consideration in exchange for shares of Pacer common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes. You should consult your own tax advisors regarding the particular tax consequences to you of the exchange of shares of common stock for the merger consideration pursuant to the merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). For a more detailed discussion of the material U.S. federal income tax consequences of the merger to Pacer shareholders, please see the section titled “Material U.S. Federal Income Tax Considerations.”

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled “Risk Factors.”

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Q:	How do I vote at the special meeting?

A:	After you have carefully read this document, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or by submitting your proxy or voting instruction by telephone or through the internet as soon as possible so that your Pacer common shares will be represented and voted at the special meeting.

If your Pacer common shares are held in “street name,” please refer to your proxy card or the information forwarded by your bank, broker or other nominee to see which options are available to you. The internet and telephone proxy submission procedures are designed to authenticate Pacer shareholders and to allow you to confirm that your instructions have been properly recorded.

If you are a record holder of Pacer common shares, the method you use to submit a proxy will not limit your right to vote in person at the special meeting if you later decide to attend the special meeting. If your Pacer common shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor from the holder of record, to be able to vote in person at the special meeting.

Q:	If my Pacer common shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares without instructions from me?

A:	No. Your bank, broker or other nominee will not be able to vote your Pacer common shares without instructions from you. Please follow the procedure your bank, broker or other nominee provides to vote your shares.

Q:	If I am planning on attending the special meeting in person, should I still submit a proxy?

A:	Yes. Whether or not you plan to attend the special meeting, you should submit a proxy card. Pacer common shares will not be voted if the holder of such shares does not submit a proxy card and then does not vote in person at the special meeting.
Q:	Do I need identification to attend the special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Pacer common stock. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of Pacer common stock on the record date.

Q:	What do I do if I want to change my vote after I have delivered my proxy card?

A:	You may change your vote at any time before your Pacer common shares are voted at the special meeting. You can do this in any of the three following ways:

•	by sending a written notice to the Secretary of Pacer at the address provided on the proxy card in time to be received before the special meeting stating that you revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting or by submitting a later dated proxy by telephone or the internet, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending the special meeting and voting in person.

If your Pacer common shares are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:

You may receive more than one set of voting materials for the special meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record registered in

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more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it to ensure that all of your shares are voted.

Q:	Can I submit my proxy by telephone or the internet?

A:	Yes. In addition to mailing your proxy, you may submit it telephonically or on the internet. Instructions for using the telephone or internet to vote are described on your proxy card. For further information, please see the section titled “Special Meeting of Pacer Shareholders—How to Submit Your Proxy.”

Q:	How do I exchange my Pacer common shares for merger consideration?

A:	Promptly after the effective time (and in any event within three business days following the effective time), the surviving corporation will cause the exchange agent to mail the appropriate materials to each record holder of Pacer common shares as of immediately before the effective time. These materials include (i) a letter of transmittal and (ii) instructions for surrendering the certificates (or affidavits of loss in lieu thereof) or book-entry shares in exchange for the merger consideration. You should read these instructions carefully. Assuming that you complete and submit the letter of transmittal in accordance with their respective instructions and surrender your Pacer common shares for cancellation, you will not need to take any further action in order to receive the merger consideration.

Q:	How will I receive the merger consideration to which I am entitled?

A.	You will be paid the merger consideration to which you are entitled upon the surrender to the exchange agent of your Pacer common shares and a duly completed and validly executed letter of transmittal. More information on the documentation you are required to deliver to the exchange agent may be found under the section titled “Proposal 1: The Merger—Exchange of
Shares.” Any XPO common stock that you receive in the merger will be issued in book- entry form and you will receive cash in lieu of any fractional XPO common stock. No interest will be paid or will accrue on any cash amounts received as merger consideration or in lieu of any fractional common shares.

Q:	I do not know where my stock certificate is—how will I get the merger consideration for my shares?

A.	If the merger is completed, the transmittal materials you will receive after the completion of the merger will include the procedures that you must follow if you cannot locate your stock certificate. This will include an affidavit that you will need to sign attesting to the loss of your stock certificate. XPO may also require that you provide a customary indemnity agreement to XPO in order to cover any potential loss.

Q:	What happens if I sell my Pacer common shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your Pacer common shares after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by Pacer shareholders in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger.

Q:	Am I entitled to exercise dissenters’ or appraisal rights instead of receiving the merger consideration for my shares of common stock?

A:

No. Under the Tennessee Business Corporation Act (which we refer to as the “TBCA”), no stockholder may dissent as to any shares of a security which, as of the date of effectuation of the transaction would otherwise give rise to dissenters’ rights is listed on an exchange

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registered under Section 6 of the Exchange Act or is a “national market system security.” Since Pacer’s common stock is and, through the closing, will be listed on NASDAQ, dissenters’ rights are not available in connection with the merger. If Pacer’s common stock ceases to be listed on NASDAQ prior to the closing of the merger, dissenters’ rights may become available.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. In addition to the approval of the merger agreement by Pacer shareholders, completion of the merger requires the receipt of the necessary regulatory approvals, the absence of a material adverse change affecting Pacer or XPO, no injunction or law prohibiting the merger and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement.

Q:	When do you expect to complete the merger?

A:	XPO and Pacer are working to complete the merger as promptly as practicable. XPO and
Pacer currently expect to complete the merger in the second quarter of 2014, subject to the receipt of Pacer shareholder approval, regulatory approvals and other usual and customary closing conditions. However, no assurance can be given as to when, or whether, the merger will occur.

Q:	Whom can I contact with questions about the special meeting or the merger and related matters?

A:	If you have any questions about the merger and the other matters contemplated by this document or how to submit your proxy or voting instruction card or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Pacer’s proxy solicitor, D.F. King & Co., Inc.. Shareholders may call toll free at (800) 488-8035. Banks and brokers may call collect at (212) 269-5550. You may also contact Pacer, Attention: Investor Relations, 6805 Perimeter Drive, Dublin, Ohio 43016, telephone: (614) 923-1400.

-ix-

SUMMARY

This summary highlights selected information from this document. You are urged to carefully read the entire document and the other documents referred to in this document because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Information About the Companies (see pages 20-21)

XPO Logistics, Inc., a Delaware corporation, together with its subsidiaries, is a leading non-asset provider of transportation logistics services. XPO acts as a middleman between shippers and carriers who outsource their transportation logistics to XPO as a third-party provider. As of December 31, 2013, XPO operated at 94 locations: 73 company-owned branches and 21 agent-owned offices. XPO offers its services through three business segments. Its freight brokerage segment places shippers’ freight with qualified carriers, primarily trucking companies. Its expedited transportation segment facilitates urgent shipments via independent over-the-road contractors and air charter carriers. Its freight forwarding segment arranges domestic and international shipments using ground, air and ocean transport through a network of agent-owned and company-owned locations.

Pacer International, Inc., a Tennessee corporation, together with its subsidiaries, is a leading provider of intermodal transportation services in North America and the largest provider of intermodal cross-border services in Mexico. Pacer offers its services through two business segments. Its intermodal segment offers intermodal transportation and drayage services via rail and truck. Pacer manages one of the largest domestic intermodal fleets in North America, and its contractual arrangements with rail carriers provide access to more than 60,000 miles of network rail routes. Its logistics segment provides truck brokerage, warehousing and distribution, global freight forwarding services and supply chain management services.

Acquisition Sub, Inc. is a Tennessee corporation (which we refer to as “Merger Sub”) and an indirect wholly owned subsidiary of XPO. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the merger agreement.

The Merger (see pages 26-81)

Pacer and XPO have entered into a merger agreement, pursuant to which they agreed that XPO would acquire Pacer pursuant to a merger of Merger Sub with and into Pacer, with Pacer surviving the merger as an indirect wholly owned subsidiary of XPO. As a result of the merger, Pacer will cease to be a separate, publicly held company.

The merger agreement is attached as Annex A to this document, and you are encouraged to read it carefully and in its entirety because it is the legal document that governs the merger.

Merger Consideration (see page 81)

In the merger, each share of Pacer common stock issued and outstanding as of immediately prior to the merger (other than shares owned by Pacer’s subsidiaries, XPO, Merger Sub or any of their subsidiaries) will be converted into the right to receive a combination of:

•	$6.00 in cash; and

•	a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

No fractional shares of XPO common stock will be issued in the merger. Instead, Pacer shareholders who otherwise would have received a fraction of a share of XPO common stock will receive an amount in cash that represents the shareholder’s proportionate interest in, if any, the proceeds from the sale by the exchange agent in one or more transactions of XPO common stock equal to the excess of (1) the aggregate number of shares of XPO common stock to be delivered by the exchange agent as merger consideration over (2) the aggregate number of whole shares of XPO common stock to be issued to the Pacer shareholders.

Treatment of Pacer Equity Awards (See pages 82-83)

Stock Options. At the effective time of the merger, each outstanding option to purchase shares under Pacer’s stock plans, vested or unvested, will be cancelled and will entitle the holders of the options to receive an amount in cash (less applicable taxes required to be withheld) equal to the total number of shares subject to the option immediately prior to the effective time multiplied by the excess, if any, of (1) the sum of (a) the per share cash consideration plus (b) an amount in cash equal to the product of (i) the XPO reference stock price and (ii) the exchange ratio (such sum, the “option cash amount”), over (2) the exercise price per share under the stock option. If the exercise price of a Pacer option is greater than or equal to the option cash amount, the option will be cancelled for no consideration.

Restricted Shares. At the effective time of the merger, each outstanding Pacer common share subject to vesting, repurchase or other lapse restrictions (a “restricted share”) will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted share, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Restricted Stock Units. At the effective time of the merger, each outstanding restricted stock unit granted under Pacer’s stock plans will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted stock unit, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Performance Stock Units. At the effective time of the merger, each performance stock unit under Pacer’s stock plans, to the extent that they are unvested, will vest as follows: for completed performance periods, the portion of the performance stock unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement will vest, and for performance periods that have not been completed as of the effective time, the related performance stock units will vest as if the target level of performance had been achieved as of the effective time. All of such vested performance stock units will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration, less applicable taxes required to be withheld with respect to such payment (which will be withheld from the per share cash consideration portion of the merger consideration).

Risk Factors (see pages 14-18)

The merger is, and upon the completion of the merger the combined company will be, subject to a number of risks, which are described in the section titled “Risk Factors.” You should carefully read and consider these risks in deciding whether to vote for the approval and adoption of the merger agreement. Some of the most important risks include:

•	The value of the stock portion of the merger consideration payable to Pacer shareholders is subject to changes based on fluctuations in the value of XPO common stock, and you may receive per share stock consideration with a value that is more or less than $3.00 per share in certain circumstances.

•	The merger is subject to various closing conditions, and any delay in completing the merger may reduce or eliminate the benefits expected and delay the payment of the merger consideration to shareholders.

•	Certain executive officers and directors of Pacer have interests in the merger that are different from, or in addition to, the interests of Pacer shareholders generally, which could have influenced their decision to support or approve the merger.

Special Meeting of Pacer Shareholders (see pages 22-25)

Where and when: The special meeting is scheduled to be held at Pacer’s headquarters, 6805 Perimeter Drive, Dublin, Ohio 43016 on March 27, 2014 at 9:00 a.m. Eastern Time.

Proposals being considered: Pacer shareholders are being asked to consider and vote on the following proposals:

•	to approve the merger agreement (attached as Annex A to this document);

•	to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger;

•	any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement; and

•	to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Who may vote: You may vote at the special meeting if you owned Pacer common stock at the close of business on the record date,                     , 2014. You may cast one vote for each share of Pacer common stock that you owned on the record date.

How to vote: If you are a record holder of Pacer common stock, please complete and submit the enclosed proxy card as soon as possible or transmit your voting instructions by using the telephone or internet procedures described on your proxy card. If your Pacer common shares are held in street name by your bank, broker or other nominee, please follow the instructions your bank, broker or other nominee provides to vote your shares.

Vote needed to approve the merger agreement: The merger agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of Pacer common stock entitled to vote thereon at the special meeting. Abstentions and broker non-votes will have the effect of a vote against the merger agreement.

Vote needed to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger: Approval of the advisory vote on specified compensation that may be received by Pacer’s named executive officers in connection with the merger requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the number of votes cast “against” the proposal. The vote to approve specified compensation is not a condition to completion of the merger. The vote of Pacer shareholders on specified compensation that may be received by Pacer’s named executive officers in connection with the merger is advisory in nature and will not be binding on XPO or Pacer. Accordingly, regardless of the outcome of the advisory vote, if the merger is approved and completed, specified compensation may be paid. Abstentions and broker non-votes will have no effect on the outcome of the advisory vote.

Vote needed to approve any adjournment of the special meeting: Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the number of votes cast “against” the proposal. Unless the Pacer board of directors fixes a new record date for the adjourned special meeting, or law otherwise requires, no notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting adjourning and, at the adjourned special meeting, only such business is transacted as might have been transacted at the original special meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote to adjourn the meeting.

Pacer Reasons for the Merger; Recommendation of the Pacer Board of Directors (see pages 38-43)

After careful consideration of the numerous factors described in the section entitled “Proposal 1: The Merger—Reasons for the Merger and Recommendation of Pacer’s Board of Directors,” the Pacer board of directors unanimously has determined that the merger is advisable, substantively and procedurally fair to, and in the best interests of Pacer and its shareholders, and has authorized, approved and adopted the merger agreement and the transactions contemplated by the merger agreement and recommends that the Pacer shareholders vote “FOR” the approval of the merger agreement.

In addition, the Pacer board of directors recommends that you vote “FOR” the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger. Finally, the Pacer board of directors recommends that you vote “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement.

Opinions of Pacer’s Financial Advisors (see pages 43-64)

Opinion of Morgan Stanley & Co. LLC

In connection with the merger, at the meeting of Pacer’s board of directors on January 5, 2014, Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”) rendered its oral opinion to the Pacer board of directors (which was confirmed in writing by delivery of Morgan Stanley’s written opinion dated January 5, 2014) to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated January 5, 2014, is attached as Annex B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering the opinion. Morgan Stanley’s opinion is directed to

Pacer’s board of directors and addresses only the fairness from a financial point of view of the merger consideration pursuant to the merger agreement to be received by the holders of shares of Pacer common stock as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspects of the merger and does not constitute a recommendation to any shareholders of Pacer as to how to vote at any shareholders’ meeting related to the merger or to take any other action with respect to the merger.

Opinion of Houlihan Lokey Financial Advisors, Inc.

In connection with the merger, at the meeting of Pacer’s board of directors on January 5, 2014, Houlihan Lokey Financial Advisors, Inc. (which we refer to as “Houlihan Lokey”), rendered an oral opinion to the Pacer board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated January 5, 2014), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Houlihan Lokey’s written opinion, dated January 5, 2014, which is attached as Annex C to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. Houlihan Lokey’s opinion was directed to the Pacer board of directors and only addressed the fairness from a financial point of view of the merger consideration to be received by the holders of Pacer common stock in the merger and does not address any other aspect or implication of the merger. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to Pacer’s board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

Interests of Pacer’s Directors and Executive Officers in the Merger (see pages 68-76)

Pacer’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Pacer shareholders. The members of the Pacer board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Pacer shareholders that they vote to approve the merger agreement. Certain of Pacer’s directors and executive officers hold outstanding unvested equity awards, which will be cancelled in exchange for the holder’s right to receive the merger consideration (less any applicable exercise price) upon the effective date of the merger. Further, certain of Pacer’s executive officers have entered into arrangements amending their existing employment agreements with Pacer, under which they have waived their entitlement to certain severance benefits in exchange for retention equity awards (subject to vesting and forfeiture conditions) with respect to XPO common stock. The remaining executive officers are party to severance arrangements that entitle the officer to receive certain payments upon qualifying terminations of employment that may occur upon or following the merger. Pacer’s directors and executive officers are also entitled to continued indemnification and insurance coverage under the merger agreement.

For additional information, see “Proposal 1: The Merger—Interests of Pacer’s Directors and Executive Officers in the Merger.”

No Appraisal Rights (see page 128)

Pacer shareholders do not have appraisal rights. Under the TBCA, no shareholder may dissent as to any shares of a security which, as of the date of effectuation of the transaction would otherwise give rise to dissenters’ rights and is listed on an exchange registered under Section 6 of the Exchange Act or is a “national market system security.” Since Pacer’s common stock is and, through the closing, will be listed on NASDAQ, dissenters’ rights are not available in connection with the merger. If Pacer’s common stock ceases to be listed on NASDAQ prior to the closing of the merger, dissenters’ rights may become available.

Regulatory Approvals Required for the Merger (see page 79)

The only governmental and regulatory approval required to complete the transactions contemplated by the merger agreement is the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”). XPO and Pacer each filed the required notification and report forms under the HSR Act on January 15, 2014. Early termination of the waiting period under the HSR Act was granted on January 28, 2014.

NYSE Listing of XPO Common Stock (see page 80)

XPO common stock is currently listed on the New York Stock Exchange under the ticker symbol “XPO.” It is a condition to closing that the common stock to be issued in the merger to Pacer shareholders be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Pacer Common Stock (see page 80)

Pacer common stock is currently listed on NASDAQ under the ticker symbol “PACR.” If the merger is completed, Pacer common stock will cease to be listed on NASDAQ and will be deregistered under the Exchange Act.

Conditions to Completion of the Merger (see pages 92-94)

The obligations of XPO and Pacer to complete the merger are subject to the fulfillment (or waiver) of the following conditions:

•	Pacer Shareholder Approval. Approval of the merger agreement by holders of a majority of the outstanding shares of Pacer common stock entitled to vote at the special meeting.

•	Regulatory Approvals. Expiration or termination of the waiting period under the HSR Act, which termination was granted January 28, 2014.

•	No Injunction. No injunction or law prohibiting the merger.

•	Registration Statement. The effectiveness of the registration statement on the Form S-4 (of which this proxy statement/prospectus forms a part), and the absence of any proceeding by the SEC for the purpose of suspending the effectiveness of the registration statement.

•	NYSE Listing. Approval for listing on the NYSE, subject to official notice of issuance, of the XPO common shares to be issued in the merger.

•	Accuracy of Representations. Accuracy of the other party’s representations and warranties, except with certain exceptions, where the failure to be accurate would not, in the aggregate, have a material adverse change on Pacer or XPO.

•	No Material Adverse Change. The absence of a material adverse change affecting Pacer or XPO.

•	Compliance with Covenants. Compliance by the other party in all material respects with its covenants.

Neither XPO nor Pacer can give any assurance that all of the conditions to the merger will either be satisfied or waived or that the merger will occur.

Non-Solicitation by Pacer (see pages 90-91)

The merger agreement contains a detailed provision prohibiting Pacer from soliciting, engaging in discussions, providing non-public information, recommending or agreeing to an alternative proposal, unless the Pacer board of directors determines that the alternative proposal is, or could reasonably be expected to lead to, a “superior proposal” (as defined in the merger agreement) and such alternative proposal was not made or received in violation of the non-solicitation prohibitions.

The merger agreement also contains a detailed provision prohibiting the Pacer board of directors from changing its recommendation that Pacer’s shareholders vote to approve the merger agreement or withdrawing or modifying such recommendation in a manner adverse to XPO. However, if Pacer receives an unsolicited alternative proposal that its board of directors determines is a superior proposal it may change its recommendation to shareholders in favor of the merger or terminate the merger agreement in order to accept a superior proposal, so long as Pacer gives XPO at least five business days’ prior notice of its intention to change its recommendation and negotiates with XPO within that notice period so as to enable XPO to propose revisions to the merger agreement such that the other proposal no longer constitutes a superior proposal.

Pacer may also change its recommendation if an unforeseeable event unrelated to an alternative transaction occurs after the date of the merger agreement and the Pacer board of directors determines, after providing XPO with an opportunity to amend the merger agreement, that, as a result of the event, the failure of the board to change its recommendation would reasonably be likely to violate its fiduciary duties. However, Pacer must first give XPO at least five business days’ prior notice of its intention to change its recommendation and during such notice period negotiate with XPO so as to enable XPO to propose revisions to the merger agreement such that it would obviate the need for a change in the recommendation.

Termination of Merger Agreement (see page 94)

The merger agreement can be terminated in the following circumstances:

•	Mutual Agreement. Mutual agreement of XPO and Pacer.

•	Outside Date. Termination by either party, if the merger has not closed by July 5, 2014, which may be extended to October 5, 2014 in certain circumstances (which date, as it may be extended, we refer to as the “outside date”).

•	Final Injunction. Termination by either party, if a permanent injunction or order has been issued prohibiting the merger.

•	Shareholder Rejection. Termination by either party, if Pacer’s shareholders fail to approve the merger agreement at the Pacer special meeting.

•	Superior Proposal. Termination by Pacer, prior to Pacer shareholder approval of the merger, to enter into a definitive agreement with respect to a superior proposal, provided that Pacer has paid to XPO the $12.4 million termination fee described below.

•	Change in Recommendation. Termination by XPO, if the Pacer board of directors changes its recommendation to the Pacer shareholders to vote for the merger.

•	Breach of Representations or Covenants. Termination by either party, if the other party has breached its representations or covenants in a way that causes a closing condition to fail, and such a breach is not cured by the earlier of (i) 30 days’ written notice by the other party or (ii) the outside date.

Termination Fee and XPO Expenses (see pages 94-95)

Termination Fee. Pacer must pay XPO a termination fee of $12.4 million (which we refer to as the “termination fee”) in the following circumstances:

•	Termination to Accept Superior Proposal. Pacer terminates the merger agreement, prior to Pacer shareholder approval, to enter into a definitive agreement with respect to a superior proposal.

•	Change in Pacer Board of Director’s Recommendation. XPO terminates the merger agreement because the Pacer board of directors changes its recommendation for Pacer shareholders to vote in favor of the merger agreement.

•	Shareholder Rejection, Non-Consummation and Change in Recommendation. Either

party terminates the merger agreement because the merger is not consummated by the outside date, and at the time of such termination Pacer’s shareholders have not yet voted to approve the merger and XPO would otherwise have been permitted to terminate the agreement because of a change in the recommendation of Pacer’s board of directors.

•	Shareholder Rejection or Non-Consummation due to an Acquisition Proposal Followed by an Alternative Transaction. Either party terminates the merger agreement because (1) the merger agreement is not consummated by the outside date, or (2) the Pacer special meeting concludes without the necessary vote to approve consummation of the merger, and in each case before the termination an acquisition proposal is made public, and within 12 months of the date the merger agreement is terminated, Pacer enters into a definitive agreement with respect to, or consummates, an alternative transaction involving at least 50% of its equity or assets.

XPO Expense Reimbursement. If XPO terminates the merger agreement due to Pacer’s breach of its representations, warranties or covenants, Pacer must pay XPO $5.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and the related transactions. If the merger agreement is terminated by either party due to a failure of Pacer’s shareholders to approve the merger, Pacer must pay XPO $3.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and the related transactions. In no event will XPO be entitled to receive the termination fee more than once, the full termination fee and these cash payments, or both of the cash payments.

Pacer Expense Reimbursement. If Pacer terminates the merger agreement due to XPO’s breach of its representations, warranties or covenants, XPO must pay Pacer $5.0 million in respect of the fees and expenses incurred by Pacer in connection with the merger agreement and the related transaction.

Accounting Treatment (see page 79)

In accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”), XPO will account for the merger using the acquisition method of accounting for business combinations.

Material U.S. Federal Income Tax Considerations (see pages 114-115)

For U.S. holders (as such term is defined below under “Material U.S. Federal Income Tax Considerations”), the receipt of the merger consideration in exchange for shares of Pacer common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes. Pacer shareholders should consult their own tax advisors regarding the particular tax consequences of the exchange of shares of common stock for the merger consideration pursuant to the merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws and tax treaties). For a more detailed discussion of the material U.S. federal income tax consequences of the merger to Pacer shareholders that are U.S. holders, please see the section titled “Material U.S. Federal Income Tax Considerations.”

Comparison of Rights of Pacer Shareholders and XPO Stockholders (see pages 116-126)

The rights of Pacer shareholders are currently governed by Pacer’s amended and restated charter, amended and restated bylaws and the TBCA. Pacer shareholders who receive XPO common stock in the merger will become XPO stockholders upon completion of the merger, and their rights as such will be governed by XPO’s amended and restated certificate of incorporation, amended and restated bylaws and the Delaware General Corporate Law (which we refer to as the “DGCL”). As a result, Pacer shareholders will have different rights once they become stockholders of XPO due to the differences in the governing documents of and laws applicable to Pacer and XPO. The key differences are described in the section titled “Comparison of Rights of Pacer Shareholders and XPO Stockholders.”

Expected Timing of the Merger (see page 78)

XPO and Pacer currently expect to complete the merger in the second quarter of 2014, subject to the receipt of required Pacer shareholder and regulatory approval and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of XPO and Pacer, exact timing for completion of the merger cannot be predicted with any amount of certainty.

Litigation Related to the Merger (see page 80)

Between January 8 and January 16, 2014, five substantially identical putative class actions were filed in the Tennessee Chancery Court against Pacer, its directors, XPO and Merger Sub, challenging the merger. The first of those actions, entitled Iseman v. Pacer International, Inc. et al., was filed in the Chancery Court for Shelby County. The remaining four, entitled, Weingarten v. Pacer International, Inc. et al.; Mahmutagic v. Pacer International, Inc. et al.; Frazier v. Pacer International, Inc. et al.; and Blackwell v. Pacer International, Inc. et al., were filed in the Chancery Court for Davidson County. By stipulation and order dated February 18, 2014, the Iseman case was transferred to Davidson County and, by order dated February 20, 2014, the Chancery Court for Davidson County consolidated the five pending cases under the caption In re Pacer International, Inc. Shareholder Litigation, No. 14-39-IV. The operative complaint in the consolidated case alleges, among other things, that the directors of Pacer breached their fiduciary duties to Pacer’s shareholders in connection with the proposed acquisition of Pacer by XPO and Merger Sub, by agreeing to the proposed merger at an allegedly unfair price pursuant to a purportedly flawed and conflicted sales process, by including certain allegedly preclusive deal-protection measures, and by misrepresenting and/or omitting certain allegedly material information. The complaint alleges that XPO and Merger Sub aided and abetted these breaches of fiduciary duty. The complaint seeks, among other things, injunctive relief preventing the consummation of the merger, as well as attorneys’ and experts’ fees and certain other damages.

XPO Selected Historical Consolidated Financial Data

The following table shows XPO’s selected audited historical consolidated financial data as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008, and unaudited consolidated financial data for each of the nine months ended September 30, 2013 and 2012 and are derived from XPO’s consolidated financial statements.

You should read the historical and pro forma financial data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in XPO’s Annual Report on Form 10-K for the year ended December 31, 2012 and XPO’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as well as in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in Pacer’s Annual Report on Form 10-K for the year ended December 31, 2012, Pacer’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2013, which are incorporated by reference into this document. See “Where You Can Find More Information.”

XPO LOGISTICS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS DATA AND BALANCE SHEET DATA

(In thousands, except per share data)

	Nine Months Ended		Year Ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010	2009	2008
Consolidated Statements of Operations Data:
Operating revenue	$445,071	$170,088	$278,591	$177,076	$157,987	$100,136	$109,462
Gross margin	70,435	25,163	40,826	29,778	27,400	16,740	17,834
(Loss) income from continuing operations			(20,339)	759	4,888	1,690	2,817
Income from discontinued operations			—	—	—	15	339
Preferred stock beneficial conversion charge			—	(44,211)
Cumulative preferred dividends	2,229	2,250	(2,993)	(1,125)
Net (loss) income available to common stockholders	$(40,161)	(13,270)	$(23,332)	$(44,577)	$4,888	$1,705	$3,156
(Loss) Earnings per share
Basic	$(1.99)	$(0.89)	$(1.49)	$(5.41)	$0.61	$0.21	$0.40
Diluted			(1.49)	(5.41)	0.59	0.21	0.40
Weighted average common shares outstanding
Basic	20,167	14,952	15,694	8,247	8,060	8,009	7,863
Diluted	20,167	14,952	15,694	8,247	8,279	8,042	7,939
Consolidated Balance Sheet Data:
Working capital	$118,092	$317,510	$271,907	$83,070	$12,314	$970	$4,428
Total assets	$700,332	$387,771	$413,208	$127,641	$56,672	$49,039	$41,682
Convertible senior notes	$112,717	$92,757	$108,280	—	—	—	—
Total long-term debt and capital leases	$113,899	$93,850	$109,447	$2,129	$6,512	$7,958	$4,955
Preferred stock	$42,765	$42,794	$42,794	$42,794	$—	$—	$—
Stockholder’s equity	$456,747	$252,738	$245,059	$108,360	$34,013	$28,404	$26,527

XPO effected a 4-for-1 reverse stock split on September 2, 2011. All share and per share amounts have been adjusted to reflect the reverse stock split. Results for the fiscal year ended December 31, 2011 reflect the beneficial conversion feature of $44.2 million on XPO’s Series A Preferred Stock that was recorded as a deemed distribution during the third quarter of 2011.

Pacer Selected Historical Consolidated Financial Data

The following table shows Pacer’s selected audited historical consolidated financial data as of and for each of the years ended December 31, 2012, 2011, 2010, 2009, and 2008 and unaudited historical consolidated financial data as of and for each of the nine months ended September 30, 2013 and 2012 and are derived from Pacer’s consolidated financial statements. You should read the following data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto set forth in Pacer’s Annual Report on Form 10-K for the year ended December 31, 2012 and Pacer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which are incorporated by reference into this document. See “Where You Can Find More Information” and “Unaudited Pro Forma Financial Information” included elsewhere in this document. The following information is only a summary and is not necessarily indicative of the results of future operations of Pacer.

PACER INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS DATA AND BALANCE SHEET DATA

(Dollars in thousands, except per share amounts)

	Nine Months Ended		Fiscal Year Ended
	September 30, 2013	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008
Statement of Comprehensive Income Data:
Revenues	$720,700	$1,063,100	$1,415,000	$1,478,500	$1,502,800	$1,574,200	$2,087,500
Costs of purchased transportation and services(1)	551,300	890,700	1,181,500	1,218,700	1,251,700	1,304,200	1,675,900
Direct operating expenses(1)	70,200	76,400	101,600	105,800	107,000	140,400	148,900
Selling, general and administrative expenses(1)	89,600	91,400	123,400	131,800	138,500	164,000	172,800
Goodwill impairment charge(2)	—	—	—	—	—	200,400	87,900
Other income(3)	(800)	(200)	(400)	(4,800)	(2,500)	(18,900)	—
Income (loss) from operations	10,400	4,800	8,900	27,000	8,100	(215,900)	2,000
Net income (loss)	6,000	2,100	4,300	13,900	900	(174,800)	(16,400)
Net income (loss) per share:
Basic	$0.17	$0.06	$0.12	$0.40	$0.03	$(5.03)	$(0.47)
Diluted	$0.17	$0.06	$0.12	$0.40	$0.03	$(5.03)	$(0.47)
Weighted average common shares outstanding:
Basic	35,270,337	35,064,057	35,069,099	34,959,819	34,921,594	34,767,275	34,616,598
Diluted	35,559,160	35,328,023	35,338,338	35,066,417	34,946,175	34,767,275	34,616,598
Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$0.60

	Nine Months Ended		Fiscal Year Ended
	September 30, 2013	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 26, 2008
Balance Sheet Data (at period end):
Total assets	$226,900	$241,700	$234,000	$243,300	$261,900	$275,200	$494,600
Total debt including capital leases (excluding overdraft)	—	—	—	—	13,400	23,300	44,600
Total stockholders’ equity	127,400	118,000	120,200	115,300	98,500	96,800	270,400
Working capital	64,000	47,000	52,200	46,700	30,900	13,900	46,100
Cash Flow Data:
Net cash provided by (used in) operating activities	26,400	(3,900)	$6,100	$33,400	$16,100	$12,500	$59,600
Net cash provided by (used in) investing activities	(6,600)	(7,400)	(9,500)	(100)	(3,000)	15,700	(23,000)
Net cash used in financing activities	(300)	(400)	(400)	(13,500)	(11,700)	(30,400)	(38,100)
Other Financial Data:
Capital Expenditures(4)	$6,600	$9,300	$11,400	$8,000	$8,200	$9,200	$24,800

(1)	Certain reclassifications have been made to the 2011, 2010, 2009 and 2008 operating expenses in order to conform to the 2012 presentation. The reclassifications had no impact on previously reported income. Specifically, Pacer reclassified certain expenses from selling, general and administrative to costs of purchased transportation and services and direct operating expenses. Pacer also reclassified depreciation and amortization as direct operating expenses and selling, general and administrative expenses.
(2)	In 2009, in accordance with Accounting Standards Codification (“ASC”) 350, Pacer recorded a $200.4 million pre-tax write-off of goodwill ($161.0 after-tax or $4.63 per share) related to Pacer’s intermodal and logistics segments of $169.0 million and $31.4 million, respectively. In 2008, Pacer recorded an $87.9 million pre-tax write-off of goodwill ($73.3 million after-tax or $2.11 per share) related to the logistics segment.
(3)	Other income in 2010 and 2011 includes a gain on sale of containers and chassis of $2.5 million and a gain on sale of railcars of $4.7 million, respectively. Other income in 2009 includes a $17.5 million gain related to the $30 million payment Pacer received from Union Pacific Railroad in connection with the new commercial arrangements Pacer entered into with Union Pacific Railroad in November 2009, net of $1.2 million of accelerated chassis delivery costs. The remaining $11.3 million associated with this transaction was amortized to cost of purchased transportation and services over the remaining term (October 11, 2011) of Pacer’s legacy agreement with Union Pacific Railroad. In addition, other income in 2009 also includes a $1.4 million gain on the sale of certain assets of Pacer former truck services unit.
(4)	2009 includes $4.6 million and 2008 includes $16.6 million for acquisition and implementation of software licensed under an agreement with SAP America, Inc.

Unaudited Comparative Per Share Information of XPO and Pacer

The following table sets forth for the periods presented (i) the historical earnings from continuing operations and book value per XPO common stock and historical XPO cash distributions, (ii) the historical earnings from continuing operations and book value per share of Pacer common stock and historical Pacer cash distributions, (iii) the unaudited pro forma earnings and book value per share information after giving effect to the merger and (iv) the equivalent pro forma per share amount attributable to the merger consideration that will be received for each share of Pacer common stock in the merger. The merger consideration consists of a combination of:

•	$6.00 in cash; and

•	a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

You should read this information in conjunction with (i) ”—XPO Selected Historical Consolidated Financial Data” and “—Pacer Selected Historical Consolidated Financial Data” included elsewhere in this document, (ii) the historical consolidated financial statements of XPO and Pacer and related notes thereto that are incorporated by reference into this document and (iii) “Unaudited Pro Forma Financial Information” included elsewhere in this document. The unaudited pro forma per share information does not purport to represent what the actual results of operations of XPO and Pacer would have been had the merger been completed in another period or to project XPO’s and Pacer’s results of operations that may be achieved if the merger is completed.

(in thousands, except per share amount)	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Historical—XPO
Earnings from Continuing Operations Per Share:
Basic	$(1.99)	$(1.49)
Diluted	(1.99)	(1.49)
Cash distributions	—	—
Book value per share	15.27	13.65

Historical—Pacer
Earnings from Continuing Operations Per Share:
Basic	$0.17	$0.12
Diluted	$0.17	$0.12
Cash distributions	—	—
Book value per share	3.61	3.43

Pro Forma Combined(1)
Earnings Per Share:
Basic	$(1.42)	$(1.47)
Diluted	(1.42)	(1.47)
Book value per share	17.96

Equivalent Pro Forma Per Share(1)
Earnings Per Share:
Basic	$(0.14)	$(0.15)
Diluted	(0.14)	(0.15)
Book value per share	1.83

(1)	The pro forma information includes the effect of the merger on the basis described in the unaudited pro forma financial statements included elsewhere in this document.

Comparative XPO and Pacer Per Share Market Price Data

XPO common stock is currently listed on the NYSE under the ticker symbol “XPO.” Pacer common shares are currently listed on NASDAQ under the ticker symbol “PACR.”

The following table presents closing prices for XPO common stock and Pacer common shares on (i) January 3, 2014 the last trading day before the public announcement of the execution of the merger agreement and (ii) February 20, 2014, the last practicable trading day before the date of this document. This table also presents the equivalent market value per share of Pacer on January 3, 2014 and February 20, 2014. The equivalent market value per share of Pacer has been determined by multiplying the closing prices of XPO common stock on those dates by the exchange ratio, which is $3.00 divided by XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

The market prices of XPO common stock and Pacer common shares will fluctuate before the merger is completed and the market value of the merger consideration ultimately received by Pacer shareholders will depend on the closing price of XPO common stock on the day the merger is consummated. Therefore, Pacer shareholders will not know the exact value of the merger consideration they will receive until the closing of the merger.

	XPO Common Stock	Pacer Common Shares	Equivalent Pacer Value per Share
January 3, 2014	$28.03	$8.33	$9.00
February 20, 2014	$27.18	$8.91	$9.00

The tables below set forth, for the calendar quarters indicated, the high and low sale prices per XPO common share on the NYSE and per share of Pacer on NASDAQ. The tables also show the amount of cash distributions and cash dividends declared on XPO common stock and Pacer common shares, respectively, for the calendar quarters indicated. The information in the table below is historical only. XPO and Pacer urge Pacer shareholders to obtain current market quotations for XPO common stock and Pacer common shares.

	XPO Common Stock			Pacer Common Shares
(in dollars)	High	Low	Cash Distributions Declared	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2014
First Quarter (through February 20, 2014)	$30.90	$23.74	—	$9.14	$8.23	—

Fiscal Year Ended December 31, 2013
Fourth Quarter	$27.41	$19.37	—	$9.23	$6.00	—
Third Quarter	$25.68	$17.82	—	$6.70	$5.87	—
Second Quarter	$18.42	$15.48	—	$6.67	$4.55	—
First Quarter	$19.10	$16.35	—	$5.21	$3.75	—

Fiscal Year Ending December 31, 2012
Fourth Quarter	$17.45	$11.54	—	$5.50	$3.00	—
Third Quarter	$16.82	$11.88	—	$5.93	$3.65	—
Second Quarter	$19.40	$15.00	—	$7.04	$5.11	—
First Quarter	$18.60	$11.20	—	$6.39	$5.21	—

Fiscal Year Ended December 31, 2011
Fourth Quarter	$12.80	$6.61	—	$5.66	$3.30	—
Third Quarter	$17.52	$7.46	—	$5.64	$3.40	—
Second Quarter	$13.92	$8.20	—	$6.11	$4.46	—
First Quarter	$12.40	$7.96	—	$7.29	$4.42	—

Recent Developments

On February 5, 2014, XPO completed a registered underwritten public offering of 15,000,000 shares of its common stock at a price to the public of $25.00 per share. In addition, on February 11, 2014, XPO completed the sale of an additional 2,250,000 shares of its common stock also at a price to the public of $25.00 per share pursuant to an option it granted the underwriters in the offering to purchase such additional shares for up to 30 days. XPO received combined net proceeds from the original offering and additional shares of approximately $414.0 million after underwriting discounts and estimated expenses. XPO intends to use the net proceeds of the offering, together with cash on hand, to finance the cash portion of the purchase price for the merger, to pay related fees and expenses and for general corporate purposes, which may include strategic acquisitions and the repayment or refinancing of outstanding indebtedness. Following the completion of this offering, XPO terminated commitments it had received in connection with executing the merger agreement that had provided for debt financing to fund the cash portion of the merger consideration.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the approval of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of XPO and Pacer. These risks can be found in XPO’s and Pacer’s respective Annual Reports on Form 10-K for the year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this document. For further information regarding the documents incorporated into this document by reference, please see the section titled “Where You Can Find More Information.”

Risk Factors Related to the Merger

The value of the per share stock consideration payable to Pacer shareholders is subject to changes based on fluctuations in the value of XPO common stock and you may receive per share stock consideration with a value that is more or less than $3.00 per share in certain circumstances.

The market value of XPO common stock will fluctuate during the period before the date of the special meeting of shareholders to vote on the approval of the merger agreement, during the ten trading day period that the exchange ratio will be based upon and the time between the effective date of the merger and the time you receive merger consideration in the form of XPO common stock. XPO’s trading price on the NYSE has fluctuated in the past. The closing price of one share of XPO common stock on February 20, 2014, the last practicable trading day before the date of this proxy statement/prospectus, was $27.18.

In the merger, each share of Pacer issued and outstanding as of immediately prior to the merger (other than shares owned by Pacer’s subsidiaries, XPO, Merger Sub or any of their subsidiaries) will be converted into the right to receive a combination of:

•	$6.00 in cash; and

•	a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

The exchange ratio is subject to a collar and may fluctuate depending on the XPO reference stock price, which is measured during the ten-day period prior to the closing of the merger. If the XPO reference stock price is between $23.12 and $32.94, then the number of shares of XPO common stock exchangeable for each share of Pacer common stock will be determined by dividing $3.00 by XPO reference stock price. Within the price range prescribed by the collar, the exchange ratio “floats” so as to ensure that the value of XPO common stock to be received as a portion of the merger consideration for each share of XPO common stock will be $3.00, resulting in total consideration of $9.00. However, if the XPO reference stock price is less than or equal to $23.12, the exchange ratio will be fixed at 0.1298 shares of XPO common stock for each share of XPO common stock. If the XPO reference stock price is greater than or equal to $32.94, the exchange ratio will be 0.0911 shares of XPO common stock for each share of Pacer common stock. Accordingly, if the XPO reference stock price is less than the low end of the collar, then the value of the per share stock consideration may be less than $3.00, which would result in total consideration of less than $9.00. Conversely, if XPO reference stock price is greater than the high end of the collar, then per share stock consideration may be greater than $3.00, which would result in total consideration of more than $9.00.

At the time that Pacer shareholders cast their votes regarding approval of the merger agreement, Pacer shareholders will not know the actual market value of the shares of XPO common stock that they will receive when the merger is finally completed. The actual market value of the shares of XPO common stock, when received by Pacer shareholders, will depend on the market value of those shares on that date. This market value may be less than the value of the shares of XPO common stock on the date of the merger agreement and on the date that Pacer shareholders vote on the merger agreement and may be less than the XPO reference stock price. Fluctuations in the market value of shares of XPO common stock may be caused by changes in the businesses, operations, results and prospects of both XPO and Pacer, market expectations of the likelihood that the merger will be completed and the timing of the completion, general market and economic conditions or other factors. Pacer shareholders are urged to obtain current market quotations for shares of XPO common stock.

The merger is subject to various closing conditions, and any delay in completing the merger may reduce or eliminate the benefits expected and delay the payment of the merger consideration to shareholders.

The merger is subject to the satisfaction of a number of conditions beyond the parties’ control that may prevent, delay or otherwise materially adversely affect the completion of the transaction. These conditions include, among others, (1) the approval of the merger by stockholders owning a majority of Pacer common stock entitled to vote at the special meeting, (2) the effectiveness of the registration statement on Form S-4 for the XPO common stock to be issued in the merger, (3) the approval of the listing of the XPO common stock on the NYSE and (5) the absence of any law or order prohibiting the consummation of the merger.

Pacer and XPO cannot predict with certainty whether and when any of these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize, or delay the realization, of some or all of the benefits that the companies expect to achieve from the transaction. In such context, the date of which Pacer shareholders will receive the merger consideration is also uncertain.

Certain executive officers and directors of Pacer may have interests in the merger that may differ from, or be in addition to, the interests of Pacer stockholders.

Executive officers of Pacer negotiated the terms of the merger agreement with their counterparts at XPO, and the Pacer board of directors unanimously has determined that the merger is advisable, substantively and procedurally fair to, and in the best interests of Pacer and its shareholders. Therefore, the Pacer board of directors has authorized, approved and adopted the merger agreement and the transactions contemplated by the merger agreement and recommends that the Pacer shareholders vote “FOR” the approval of the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Pacer’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Pacer shareholders. These interests include the rights to accelerated vesting and settlement of equity awards, payments in connection with the termination of employment, equity award grants, and the right to indemnification and insurance coverage following the effective time of the merger. For a detailed discussion of the interests that Pacer’s directors and executive officers may have in the merger, see “Proposal 1: The Merger—Interests of Pacer’s Directors and Executive Officers in the Merger.”

The merger agreement contains provisions that could discourage a potential acquirer of Pacer from seeking to acquire Pacer or could result in a competing proposal being offered at a lower price than it might otherwise be.

The merger agreement contains provisions that make it more difficult for Pacer to sell its business to a party other than XPO. These provisions include the general prohibition on Pacer soliciting any acquisition proposal or offer for a competing transaction from a third party, and the requirement that Pacer pay XPO a termination fee of $12.4 million if the merger agreement is terminated in specified circumstances, including in the event Pacer terminates the merger agreement in response to an acquisition proposal from a third party it determines constitutes a superior offer, or up to $5.0 million of XPO’s expenses if the merger agreement is terminated in other specified circumstances. In addition, even if the Pacer board of directors receives a superior offer, it must, prior to accepting any offer from a competing bidder, provide XPO with the opportunity to amend the merger agreement such that the third-party offer no longer constitutes a superior offer. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee and XPO Expenses.”

The foregoing may discourage a third party that might have an interest in acquiring all or a significant part of Pacer from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed merger consideration. Furthermore, the termination fee and the XPO expense reimbursement provisions may result in a potential competing acquiror proposing to pay a lower per share price to acquire Pacer than it might otherwise have proposed to pay.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Financial Information.” The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of shares of XPO common stock after completion of the merger.

The failure to successfully combine the businesses of XPO and Pacer in the expected time frame may adversely affect XPO’s future results, which may adversely affect the value of the shares of XPO common stock that Pacer shareholders would receive in the merger.

The success of the merger will depend, in part, on the ability of XPO to realize the anticipated benefits from combining the businesses of XPO and Pacer. To realize these anticipated benefits, XPO’s and Pacer’s businesses must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger.

XPO and Pacer, including their respective subsidiaries, have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in their standards, controls, procedures and policies. The combined company’s results of operations also could be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of XPO and Pacer.

A different set of factors and conditions affect shares of XPO common stock and could have a negative impact on the share price.

Upon completion of the merger, Pacer shareholders will become stockholders in XPO. The businesses of XPO and the other companies it has acquired and may acquire in the future are different in many respects from those of Pacer. There is a risk that various factors, conditions and developments which would not affect the price of Pacer’s common stock could negatively affect the price of shares of XPO common stock. Please see the section titled “Cautionary Statement Regarding Forward-Looking Statements” for a summary of some of the key factors that might affect XPO and the prices at which shares of XPO common stock may trade from time to time. Pacer shareholders are also urged to read carefully the risk factors included in XPO’s Annual Report on Form 10-K for the year ended December 31, 2012 and any subsequent Quarterly Reports on Form 10-Q, which are or will be incorporated by reference into this document.

Pending litigation against Pacer and XPO could result in an injunction preventing completion of the merger, the payment of damages in the event the merger is completed and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

In connection with the merger, purported shareholders of Pacer have filed several putative shareholders class action lawsuits against Pacer, its board of directors, XPO and Merger Sub in Tennessee. Among other remedies, the plaintiffs seek injunctive relief preventing the consummation of the merger. If a final settlement is not reached, or if a dismissal is not obtained, these lawsuits could prevent or delay completion of the merger and result in substantial costs to XPO and Pacer, including any costs associated with the indemnification of directors. Additional lawsuits may be filed against XPO and/or Pacer related to the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition or results of operations. See the section titled “Proposal 1: The Merger—Litigation Related to the Merger.”

Pacer shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Pacer shareholders currently have the right to vote in the election of the Pacer board of directors and other matters affecting Pacer. When the merger occurs, each Pacer shareholder that receives shares of XPO common stock will become a stockholder of XPO with a percentage ownership of the combined organization that is much smaller than such shareholder’s percentage ownership of Pacer. Because of this, Pacer shareholders will have less influence on the management and policies of XPO than they have now on the management and policies of Pacer.

Shares of XPO common stock to be received by Pacer shareholders as a result of the merger will have different rights from Pacer common stock.

Following completion of the merger, Pacer shareholders will no longer hold Pacer shares, but will instead be stockholders of XPO. There are important differences between the rights of Pacer shareholders and the rights of XPO shareholders. See “Comparison of Rights of Pacer Shareholders and XPO Stockholders” for a discussion of the different rights associated with Pacer common stock and XPO common stock.

If the merger agreement is terminated, under certain circumstances, Pacer may be obligated to reimburse XPO for costs incurred related to the merger or pay a termination fee to XPO. These costs could require Pacer to seek loans or use Pacer’s available cash that would have otherwise been available for operations, dividends or other general corporate purposes.

In certain circumstances, Pacer would be responsible for reimbursing XPO for up to $5 million in expenses related to the transaction or may be obligated to pay a termination fee to XPO of $12.4 million. If the merger agreement is terminated, the expense reimbursement or termination fee required to be paid, if any, by Pacer under the merger agreement may require Pacer to seek loans or borrow amounts to enable it to pay these amounts to XPO. In either case, payment of these amounts would reduce the cash Pacer has available for operations, dividends or other general corporate purposes. See “The Merger Agreement—Termination Fee and XPO Expenses.”

The pendency of the merger could materially adversely affect the future business and operations of Pacer or result in a loss of Pacer employees.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom Pacer has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Pacer as a result of the merger, which could negatively impact revenues, earnings and cash flows of Pacer, as well as the market price of Pacer common shares, regardless of whether the merger is completed. Similarly, current and prospective employees of Pacer may experience uncertainty about their future roles with XPO and Pacer following completion of the merger, which may materially adversely affect the ability of Pacer to attract and retain key employees.

Under the terms of the merger agreement, Pacer is subject to certain restrictions on its business activities.

The merger agreement generally requires Pacer to operate its business in the ordinary course pending consummation of the merger, and restricts Pacer from taking certain actions until the merger is completed. These restrictions may prevent Pacer from making desirable expenditures, including with regard to capital projects, pursuing otherwise attractive business opportunities and making other changes to its business prior to completion of the merger or termination of the merger agreement. See “Proposal 1: The Merger Agreement—Conduct of Business Pending Completion of the Merger.”

Failure to complete the merger could negatively affect the stock price of Pacer and its future businesses and financial results.

If the merger is not completed, the ongoing business of Pacer may be adversely affected and Pacer will be subject to several risks and consequences, including the following:

•	under the merger agreement, Pacer may be required, under certain circumstances, to pay XPO a termination fee of $12.4 million or XPO’s expenses of up to $5 million;

•	Pacer will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the merger agreement, Pacer is subject to certain restrictions on the conduct of its business prior to completing the merger which may prevent Pacer from making desirable expenditures, including with regard to capital projects, pursuing otherwise attractive business opportunities and making other changes to its business prior to completion of the merger or termination of the merger agreement; and

•	matters relating to the merger may require substantial commitments of time and resources by Pacer management, which could otherwise have been devoted to other opportunities that may have been beneficial to Pacer as an independent company.

In addition, if the merger is not completed, Pacer may experience negative reactions from the financial markets and from its customers and employees. Pacer also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Pacer to attempt to force it to perform its obligations under the merger agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” about XPO and Pacer that are subject to risks and uncertainties. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in XPO’s and Pacer’s filings with the SEC and the following:

•	economic conditions generally;

•	competition;

•	XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy;

•	the expected impact of the acquisition of Pacer, including the expected impact on XPO’s results of operations;

•	the ability to obtain the requisite regulatory approvals, Pacer shareholder approval and the satisfaction of other conditions to consummation of the merger;

•	the ability to realize anticipated synergies and cost savings;

•	XPO’s ability to raise debt and equity capital;

•	XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Pacer’s management team;

•	litigation, including litigation related to misclassification of independent contractors;

•	the ability to develop and implement a suitable information technology system;

•	the ability to maintain positive relationships with XPO’s and Pacer’s network of third-party transportation providers;

•	the ability to retain XPO’s and Pacer’s largest customers;

•	litigation related to the merger;

•	XPO’s ability to successfully integrate Pacer and other acquired businesses; and

•	governmental regulation.

All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Pacer or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Pacer undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

INFORMATION ABOUT THE COMPANIES

XPO Logistics, Inc.

XPO, a Delaware corporation, together with its subsidiaries, is a leading non-asset provider of transportation logistics services. XPO acts as a middleman between shippers and carriers who outsource their transportation logistics to XPO as a third-party provider. As of December 31, 2013, XPO operated at 94 locations: 73 company-owned branches and 21 agent-owned offices.

XPO offers its services through three business segments. Its freight brokerage segment places shippers’ freight with qualified carriers, primarily trucking companies. Its expedited transportation segment facilitates urgent shipments via independent over-the-road contractors and air charter carriers. Its freight forwarding segment arranges domestic and international shipments using ground, air and ocean transport through a network of agent-owned and company-owned locations.

In September of 2011, following the equity investment in XPO led by Jacobs Private Equity, LLC, XPO began to implement a three-pronged strategy to leverage its strengths—including management expertise, operational scale and capital resources—with the goal of significant growth and value creation. XPO’s strategy is focused on the optimization of operations, strategic acquisitions of attractive, highly scalable companies and organic growth through the opening of cold-start locations.

By executing its strategy, XPO has built leading positions in some of the fastest-growing sectors of transportation logistics. In North America, XPO is the fourth largest provider of freight brokerage services, which, driven by an outsourcing trend, is growing at two to three times the rate of GDP. XPO’s acquisitions of 3PD Holding, Inc. and Optima Service Solutions, LLC in 2013 made it the largest provider of heavy goods last-mile delivery logistics in North America, a $13 billion sector which, driven by outsourcing by big-box retailers and e-commerce, is growing at five to six times the rate of GDP. In part due to XPO’s acquisition of National Logistics Management in December of 2013, it now manages more expedited shipments than any other company in North America and has established a foothold in managed transportation. Expediting is growing due to a trend toward just-in-time inventories in manufacturing. Upon completion of the acquisition of Pacer, XPO will be the third largest provider of intermodal services in North America and the largest provider of cross-border Mexico intermodal services, a sector that, driven by the efficiencies of long-haul rail and the growth of near-shoring of manufacturing in Mexico, is growing at three to five times the rate of GDP. XPO believes its broad service offering gives it a competitive advantage as many customers, particularly large shippers, focus their relationships on fewer, larger third party logistics providers with deep capacity across a wide range of services.

XPO’s executive offices are located at Five Greenwich Office Park, Greenwich, CT 06831. Its telephone number is (855) 744-7976.

Pacer International, Inc.

Pacer, a Tennessee corporation, together with its subsidiaries, is a leading provider of intermodal transportation services in North America and the largest provider of intermodal cross border services in Mexico. Pacer offers its services through two business segments. Its intermodal segment offers intermodal transportation and drayage services via rail and truck. Pacer manages one of the largest domestic intermodal fleets in North America, and its contractual arrangements with rail carriers provide access to more than 60,000 miles of network rail routes. Its logistics segment provides truck brokerage, warehousing and distribution, global freight forwarding services and supply chain management services.

Pacer’s executive offices are located at 6805 Perimeter Drive, Dublin, OH 43016. Its telephone number is (614) 923-1400.

Acquisition Sub, Inc.

Merger Sub, a Tennessee corporation, is an indirect wholly owned subsidiary of XPO that was formed solely in contemplation of the merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. Other than as set forth in this document, Merger Sub has not incurred any obligations, engaged in any business activities or entered into any agreements or arrangements with any third parties other than the merger agreement. Merger Sub’s principal executive offices are located at 15439 Old Hickory Blvd, Nashville, TN, 37211 and its telephone number is (855) 976-4636.

22

SPECIAL MEETING OF PACER SHAREHOLDERS

This section contains information about the special meeting of Pacer shareholders that has been called, among other reasons, to approve the merger agreement, and to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger. This document is being furnished to Pacer shareholders in connection with the solicitation of proxies by the Pacer board of directors to be used at the special meeting. Pacer is first mailing this document and enclosed proxy card on or about February 24, 2014.

Date, Time and Place of the Special Meeting

A special meeting of Pacer shareholders will be held at Pacer’s headquarters, 6805 Perimeter Drive, Dublin, Ohio 43016 on March 27, 2014, starting at 9:00 a.m., Eastern Time (unless it is adjourned or postponed to a later date).

Admission to the Special Meeting

All Pacer shareholders are invited to attend the special meeting. Persons who are not Pacer shareholders may attend only if invited by Pacer. Please bring proper identification, together with proof that you are a record owner of Pacer common stock. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of Pacer common stock on the record date.

Purpose of the Special Meeting

1.	To consider and vote upon a proposal to approve the merger agreement;

2.	To consider and cast an advisory (non-binding) vote on specified compensation that may be received by Pacer’s named executive officers in connection with the merger;

3.	To consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement; and

4.	To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Recommendation of the Pacer Board of Directors

After careful consideration of the numerous factors described in the section entitled “Proposal 1: The Merger—Reasons for the Merger and Recommendation of Pacer’s Board of Directors,” the Pacer board of directors unanimously has determined that the merger is advisable, substantively and procedurally fair to, and in the best interests of, Pacer and its shareholders. Therefore, the Pacer board of directors has authorized, approved and adopted the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the approval of the merger agreement.

In addition, the Pacer board of directors recommends that you vote “FOR” the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger. Finally, the Pacer board of directors recommends that you vote “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement.

Pacer shareholders should carefully read this document in its entirety for more detailed information concerning the merger agreement. In particular, Pacer shareholders are directed to the merger agreement, which is attached hereto as Annex A.

Record Date; Shareholders Entitled to Vote; Outstanding Shares Held

The Pacer board of directors has designated the close of business on February 21, 2014 as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement of the special meeting. Only holders of record at the close of business on the record date are entitled to vote at the special meeting. At the close of business on the record date, there were 35,388,493 shares of common stock outstanding, held by approximately 39 holders of record. Each holder of Pacer common shares is entitled to one vote per each share held.

Quorum

A quorum is the presence in person or by proxy of shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the meeting. There must be a quorum for the meeting to be held. Shares of Pacer common stock represented, but not voted, at the special meeting, including shares of Pacer common stock for which proxies have been received but from which shareholders have abstained, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Abstentions

Abstentions are not counted in the tally of votes for or against a proposal. Abstentions are counted as shares present and entitled to be voted and count for the purposes of determining whether a quorum is present.

Broker Non-Votes

Under the rules that govern brokers who have record ownership of shares that they hold in street name for their clients who are the beneficial owners of the shares, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Broker non-votes occur when shares held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the beneficial owner, and (2) the broker lacks the authority to vote the shares at his or her discretion. Broker non-votes are treated as Pacer common shares that are present and entitled to vote for the purposes of determining whether a quorum is present. If the broker does not receive instructions on how to vote a shareholder’s shares, the broker will have discretion to vote the shares on routine matters. The broker will not have discretion to vote on non-routine matters absent direction from the shareholder, including the proposal to approve the merger agreement and the proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by Pacer’s named executive officers in connection with the merger.

Required Vote

The merger agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of Pacer common stock entitled to vote on the proposal at the special meeting. Abstentions and broker non-votes will have the effect of a vote against the merger agreement.

Approval of the advisory vote on specified compensation that may be received by Pacer’s named executive officers in connection with the merger requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the votes cast “against” the proposal. Abstentions and broker non-votes will have no effect on the outcome of the advisory vote.

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the votes cast “against” the proposal. Abstentions and broker non-votes will have no effect on the outcome of the adjournment vote.

Shares Beneficially Owned by Directors and Executive Officers

The members of the Pacer board of directors and executive officers of Pacer beneficially owned an aggregate of 955,718 Pacer common shares as of February 20, 2014, including any common shares that such directors and officers have a right to acquire beneficial ownership of within 60 days of February 20, 2014. These shares represent in total approximately 2.7% of the total voting power of Pacer’s voting securities.

Proxies

You may vote in person by ballot at the special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote by ballot, thereby canceling any proxy previously given.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Pacer in time for it to be voted, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

Shares Held in Street Name

If you hold Pacer common shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when voting your Pacer common shares or when granting or revoking a proxy.

Absent specific instructions from you, your broker is not empowered to vote your Pacer common shares. The shares not voted because brokers lack power to vote them without instructions are also known as “broker non-votes.”

How to Submit Your Proxy

By Mail: To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are a record holder of Pacer common shares, return it in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to your instruction card or the information provided to you by your bank, broker, custodian or record holder.

By Telephone: If you are a Pacer shareholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on March 26, 2014. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on whether telephone voting is offered. If you submit your proxy by telephone you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions.

By Internet: You can also choose to submit your proxy on the internet. If you are a Pacer shareholder of record, the website for internet voting is on your proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on March 26, 2014. If you are a beneficial owner, please refer to your instruction card or the information provided by your bank, broker, custodian or record holder for information on whether internet voting is offered. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the internet, you do not need to return your proxy card.

In Person: If you are a Pacer shareholder of record, you may vote by ballot at the special meeting or send a representative with an acceptable proxy that has been signed and dated. If your Pacer common shares are held in the name of a bank, broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the special meeting.

Revoking Your Proxy

If you submit a completed proxy card with instructions on how to vote your Pacer common shares and then wish to revoke your instructions, you should submit a notice of revocation to the Secretary of Pacer as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted:

•	by sending a written notice to the Secretary of Pacer at the address provided on the proxy card in time to be received before the special meeting stating that you revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting or by submitting a later dated proxy by telephone or the internet, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending the special meeting and voting in person.

Adjournments and Postponements

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger agreement requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the votes cast “against” the proposal. Unless the Pacer board of directors fixes a new record date for the adjourned special meeting, or law otherwise requires, no notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting adjourning and, at the adjourned special meeting only such business is transacted as might have been transacted at the original special meeting.

In addition, at any time prior to convening the special meeting, the special meeting may be postponed without the approval of Pacer shareholders. If postponed, Pacer will publicly announce the new meeting date. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow Pacer shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Proxy Solicitation

XPO and Pacer will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger. This proxy solicitation is being made by Pacer on behalf of the Pacer board of directors. Pacer has hired D.F. King & Co., Inc. to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of Pacer or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Other Business

The Pacer board of directors is not currently aware of any business to be acted upon at the special meeting other than the matters described in this document. If, however, other matters are properly brought before the special meeting, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of Pacer and its shareholders.

PROPOSAL 1: THE MERGER

Background of the Merger

As part of their periodic strategic evaluation of Pacer’s business and efforts to enhance shareholder value, Pacer’s board of directors and members of Pacer’s senior management regularly review and assess Pacer’s business plan and strategy, including a review of a variety of potential strategic alternatives. Since 2007, Morgan Stanley has acted as a regular financial advisor to Pacer’s board of directors and its senior management in connection with, among other things, its periodic review of strategic alternatives. As part of that review, Pacer’s board of directors has considered from time to time share repurchases, a regular or special dividend, the divestiture of certain of its businesses, or the sale of the entire business. During 2010 and 2011, this strategic evaluation included the effects, actual and projected, of the transition of Pacer’s intermodal business from primarily a wholesale provider to other intermediaries to a retail provider directly to shippers in connection with the multi-year agreement that Pacer had reached with Union Pacific Railroad in November 2009.

In March 2012, Pacer received an unsolicited, non-public indication of interest from a financial sponsor (which we refer to as “Financial Sponsor A”) to acquire Pacer for $7.25 in cash per share of Pacer common stock. Based on its then-current assessment of Pacer’s prospects, and taking into account advice from Morgan Stanley and Pacer’s board of directors’ outside legal counsel, Winston & Strawn LLP (which we refer to as “W&S”), by letter dated March 30, 2012, Pacer’s board of directors responded to Financial Sponsor A that, in its view, the proposal was inadequate and not in the best interests of Pacer and its shareholders and that Pacer’s long-term strategic plan, executed independently, was likely to result in greater value for Pacer shareholders. On April 6, 2012, Financial Sponsor A submitted a revised unsolicited, non-public indication of interest to acquire Pacer for $7.50 in cash per share of Pacer common stock. After reviewing Financial Sponsor A’s revised indication of interest, and taking into account advice from Morgan Stanley and W&S, Pacer’s board of directors unanimously determined that, for the reasons stated above, the revised proposal was inadequate and not in the best interests of Pacer and its shareholders and by letter dated April 13, 2012, Pacer’s board of directors responded to Financial Sponsor A’s revised indication of interest, stating that, for the reasons discussed above, Pacer was not prepared to pursue further discussions at that time.

In January 2013, Bradley Jacobs, XPO’s Chairman and Chief Executive Officer met with Dan Avramovich, Pacer’s Chairman, Chief Executive Officer and President at an industry conference and briefly raised the possibility of a potential transaction in which XPO would acquire Pacer, but Mr. Avramovich indicated that, at that time, Pacer’s board of directors was not interested in pursuing any such discussions.

On March 14, 2013, Mr. Jacobs contacted Mr. Avramovich indicating that (i) based upon Pacer’s public guidance with respect to 2013 EBITDA, Mr. Jacobs had calculated a range of value for Pacer between $5.75 per share and $7.00 per share, and (ii) if there was interest by Pacer’s board of directors, the parties should discuss the possibility of a transaction. Mr. Avramovich informed Pacer’s board of directors of this correspondence, and, following discussion with the Pacer board of directors, responded to Mr. Jacobs that, at that time, Pacer was not interested in pursuing a transaction with XPO.

In July 2013, at the request of Pacer’s senior management, Morgan Stanley conducted a preliminary analysis of potential strategic alternatives that might be available to Pacer, which included, among other things, a review of Pacer management’s internal projections through 2016 (which we refer to as the “July Management Projections” and are described in more detail in the section entitled “—Pacer’s Unaudited Prospective Financial Information”) and other financial information prepared by Pacer’s senior management team, as well as discussions with Pacer’s senior management regarding Pacer’s business, strategy, results of operations and prospects.

On July 23 and 24, 2013, a regular meeting of Pacer’s board of directors took place. John Hafferty, Pacer’s chief financial officer, Michael Killea, Pacer’s general counsel, and other members of Pacer’s senior management team participated in portions of the meeting at the request of Pacer’s board of directors.

Representatives of Morgan Stanley and W&S also participated in portions of the meeting at the request of Pacer’s board of directors. Representatives of Pacer’s senior management discussed Pacer’s strategic plan with Pacer’s board of directors, including financial analyses comparing financial results from selling the logistics segment compared to executing the strategic plan. Representatives of W&S reviewed with Pacer’s board of directors its fiduciary duties both generally and in a change-of-control context and responded to questions from directors. Representatives of Morgan Stanley reviewed with Pacer’s board of directors Morgan Stanley’s preliminary analysis of potential strategic alternatives that may be available to Pacer, which included a potential share buyback, a sale of Pacer’s logistics business and a potential sale of the whole business, and responded to questions from Pacer’s board of directors. Morgan Stanley’s analysis was based upon, among other things, the July Management Projections, which were presented by Pacer management to Pacer’s board of directors at the July 2013 meeting. Pacer’s board of directors discussed the July Management Projections with senior management, and senior management indicated that, while those projections could be achieved, doing so would be challenging due to, among other things, the global economy and general execution risk. Representatives of Morgan Stanley and members of senior management left the meeting and the independent directors of Pacer’s board of directors, in executive session, discussed the benefits and risks of each of the potential strategic alternatives reviewed with Morgan Stanley, as well as the universe of 28 potential buyers, including 14 strategic parties and 14 financial sponsors, identified jointly by Morgan Stanley and Pacer’s senior management, that might potentially be interested in acquiring Pacer. Taking into account all of these factors and the advice of Morgan Stanley, among other things, Pacer’s board of directors resolved to have Morgan Stanley conduct a targeted confidential process to identify potential strategic partners for Pacer.

In August 2013, at the direction of Pacer’s board of directors, Morgan Stanley approached 14 potential buyers selected by Pacer’s board of directors, in consultation with Morgan Stanley and Pacer’s senior management, based on factors including previous industry investment expertise, perceived ability to recognize the value of Pacer’s business, potential synergies, financial capability to complete a transaction, and likelihood of executing a transaction. Of those 14 parties, nine were strategic parties, including XPO, and five were financial sponsors. Of the 14 parties contacted by Morgan Stanley on behalf of Pacer, eight of the strategic parties, including XPO, and three of the financial sponsors, expressed preliminary interest in exploring a potential transaction. To facilitate the exchange of nonpublic information with those parties in order to allow them to evaluate a potential transaction, Pacer entered into confidentiality agreements with ten of the potentially interested parties, including on September 23, 2013 with XPO, and determined with respect to the eleventh that an existing confidentiality agreement with that party would facilitate such an exchange. Ten of the confidentiality agreements contained a standstill provision providing that such provision would be of no force or effect if Pacer entered into certain definitive agreements, including the merger agreement. The eleventh confidentiality agreement contained no standstill provision. All 11 parties were then provided with Pacer’s confidential information package, which included, among other things, the July Management Projections, and four of those parties elected to participate in presentations by Pacer’s senior management. From August 2013 through early October 2013, Pacer’s senior management and representatives of Morgan Stanley had in-person meetings and/or engaged in intermittent discussions with all 11 parties that had signed confidentiality agreements and received the confidential information package. After consultation with Morgan Stanley, Pacer’s board of directors decided to instruct Morgan Stanley to request that each of the 11 potentially interested parties submit to Morgan Stanley, on behalf of Pacer, by October 3, 2013 a non-binding written indication of interest to acquire Pacer.

On October 3, 2013, Morgan Stanley received written, non-binding indications of interest from XPO and two other potential strategic buyers (which we refer to as “Strategic Party A” and “Strategic Party B”). None of the remaining eight parties that had signed confidentiality agreements and received the confidential information package chose to submit an indication of interest, explaining to Morgan Stanley that they were not doing so due to, among other things, growth and strategic fit concerns and valuation levels. Strategic Party A’s indication of interest valued Pacer common stock between $8.00 and $9.00 per share on a fully diluted basis, subject to customary business, financial, legal and accounting due diligence; Strategic Party B’s indication of interest valued Pacer common stock at $7.75 on a fully diluted basis, subject to customary operational, legal and financial due diligence; and XPO’s indication of interest valued Pacer common stock at $8.00 per share on a fully diluted basis, subject to a due diligence review. XPO further indicated that it was open to discussing a transaction structure in which Pacer’s shareholders would receive a portion of the consideration in the form of XPO common stock, which might allow XPO to increase its offer.

On October 7, 2013, a special meeting of Pacer’s board of directors took place. Messrs. Hafferty, Killea and other members of Pacer’s senior management team participated in portions of the meeting at the request of Pacer’s board of directors. Mr. Avramovich discussed with Pacer’s board of directors the strategic fit between Pacer and each of the three potential acquirers who submitted indications of interest, including XPO. Representatives of Morgan Stanley also participated in portions of the meeting and W&S participated in the entire meeting, each at the request of Pacer’s board of directors. Representatives of Morgan Stanley then reviewed with Pacer’s board of directors the indications of interest received from XPO, Strategic Party A and Strategic Party B, reported that the eight remaining parties that had received confidential information packages had withdrawn from the process and conveyed to Pacer’s board of directors such parties’ stated reasons for doing so, as discussed above. Representatives of Morgan Stanley then reviewed with Pacer’s board of directors a comparison of the values reflected in the three indications of interest that had been received and compared such values with various financial analyses that had been conducted by Morgan Stanley based on, among things, the July Management Projections and senior management’s then-current internal projections through 2016, which had been updated to take into account certain developments in Pacer’s business since the July Management Projections, including the impact of a multi-year contract that had recently been renegotiated and certain risk adjustments deemed appropriate by management relating to volume and revenue growth rates, margin improvements and productivity assumptions, resulting in net downward adjustments of future years’ projected revenue, operating income, EBITDA and earnings per share (we refer to these projections, which are described in more detail in the section entitled “—Pacer’s Unaudited Prospective Financial Information,” as the “October Management Projections”). Pacer’s board of directors then discussed other strategic alternatives available to Pacer that had been reviewed with Morgan Stanley at the July 2013 board meeting and the advantages and risks associated with pursuing a potential sale transaction. Following this discussion, taking into account advice from Morgan Stanley, Pacer’s board of directors instructed Morgan Stanley to inform each of XPO, Strategic Party A and Strategic Party B that they had made it to the next round of the process, would be given access to Pacer’s electronic data room, and would be receiving a final process letter soliciting a final bid. Pacer’s board of directors also instructed Morgan Stanley to update its preliminary analysis of potential strategic alternatives that might be available to Pacer to take into account, among other things, the October Management Projections and other updated information.

On or about October 8, 2013, representatives of Morgan Stanley, on behalf of Pacer, communicated to XPO, Strategic Party A and Strategic Party B that they were being invited to participate in the second round of bidding and each of those parties received access to Pacer’s electronic data room in late October. On October 30, 2013, at the request of Pacer’s board of directors, Morgan Stanley delivered to each of XPO, Strategic Party A and Strategic Party B a final process letter requesting the submission of a definitive proposal to Morgan Stanley by November 25, 2013, including a marked copy of the draft merger agreement that would soon be made available in the electronic data room.

On October 16, 2013, representatives of Pacer’s management team and Morgan Stanley met with members of XPO’s management team in Dublin, Ohio, for a due diligence meeting. Representatives of KPMG LLP, XPO’s due diligence advisor, and Credit Suisse AG and Credit Suisse Securities (USA) LLC, XPO’s financial advisor, also attended.

On October 21, 2013, representatives of Pacer’s management team and a representative of Morgan Stanley met with members of Strategic Party B’s management team in Chicago, Illinois, for a due diligence meeting.

Certain due diligence discussions occurred between Pacer and Strategic Party A in October 2013, but no in-person due diligence sessions were requested by Strategic Party A.

On October 22 and 23, 2013, a regular in-person meeting of Pacer’s board of directors took place. Messrs. Hafferty, Killea and other members of Pacer’s senior management team participated in the meeting at the request of Pacer’s board of directors. Pacer’s senior management presented to Pacer’s board of directors its final 2014 strategic plan, which was based on, among other things, senior management’s then-current internal projections through 2016, which had been updated since the October Management Projections to take into account certain risk adjustments deemed appropriate by management relating to volume and revenue growth rates, resulting in modest net downward adjustments of 2013 and future years’ projected revenue, operating income, EBITDA and earnings per share (we refer to these projections, which are described in more detail in the section entitled “Pacer’s Unaudited Prospective Financial Information,” as the “Adjusted October Management Projections”). Pacer’s board of directors also discussed the preliminary valuation of Pacer suggested by various financial analyses that had been conducted by Morgan Stanley using the October Management Projections, as well as the execution risks Pacer was facing with respect to achieving its long-term strategic plan. In addition, Mr. Killea reviewed with Pacer’s board of directors Morgan Stanley’s prior relationships with the three bidders that had submitted written indications of interest, including XPO, based upon information that Morgan Stanley had provided to Pacer. Pacer’s board of directors discussed the possibility that, should XPO emerge as the leading bidder after the second round of bidding, the board would consider engaging a second financial advisor to give an additional fairness opinion in light of Morgan Stanley’s prior relationships with XPO (which relationships are described in greater detail in the section entitled, “—Opinions of Pacer’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC”).

On October 24, 2013, Pacer announced its third quarter 2013 earnings and Pacer common stock closed the day at $6.98.

Between October 24, 2013 and November 25, 2013, there was an unexplained increase in Pacer’s stock price, which closed the day at $8.95 on November 25, 2013.

On November 7, 2013, Pacer and Morgan Stanley executed an engagement letter that specifically addressed the sale process and set forth the transaction fee that would be payable to Morgan Stanley upon consummation of a sale of Pacer.

On November 12, 2013, a draft of the merger agreement and the corresponding disclosure letter was posted in Pacer’s electronic data room.

On November 14, 2013, Strategic Party A indicated that it would not be submitting a second round bid and was withdrawing from the process, citing concerns about its ability to achieve synergies at a price in the range of Pacer’s recent trading price.

On November 19, 2013, Pacer announced its 2014 guidance, which was in line with consensus estimates of equity analysts covering Pacer. Pacer common stock closed at $8.61 that day.

Also on November 19, 2013, representatives of Pacer’s management team and Morgan Stanley met with members of XPO’s management team in Dublin, Ohio for a due diligence meeting. Representatives of KPMG and Credit Suisse also attended.

On November 21, 2013, representatives of Pacer’s management team and a representative of Morgan Stanley met with members of Strategic Party B’s management team and certain of its advisors in Dublin, Ohio, for a second due diligence meeting. In the interim, additional due diligence discussions had regularly occurred between Pacer and Strategic Party B.

On November 22, 2013, Mr. Killea and a representative of Morgan Stanley met with members of XPO’s management team, a consultant engaged by XPO and a representative of Wachtell, Lipton, Rosen & Katz, XPO’s outside legal counsel, in Jacksonville, Florida, for a legal due diligence meeting. Representatives of Credit Suisse and Davis Polk & Wardwell LLP, outside legal counsel to Credit Suisse, participated in the meeting by telephone. In the interim, additional due diligence discussions regularly occurred between Pacer and XPO.

On November 25, 2013, a consultant engaged by XPO conducted interviews of members of Pacer’s management, including Messrs. Avramovich and Hafferty, as part of its due diligence.

On November 25, 2013, Strategic Party B indicated that it was withdrawing from the process and would not be submitting a final bid because it was not in a position to make an offer that improved on its initial indication of price given, among other things, the current market interest for Pacer’s common stock. On November 25, 2013, Pacer common stock closed at $8.95.

Also on November 25, 2013, XPO submitted to Morgan Stanley, on behalf of Pacer, a definitive proposal to purchase all outstanding common shares of Pacer at a price of $9.00 per share, payable in cash and shares of XPO common stock. Pursuant to XPO’s proposal, the stock portion of the consideration would be fixed at the time the merger agreement was signed such that XPO would issue a number of shares of XPO common stock equal to 19.9% of its then-current outstanding stock, and the remaining value would be paid as cash and would float within a +/- 15% “collar.” The cash portion of the proposed merger consideration would have been $5.52 based on the closing price of XPO’s common stock as of November 25, 2013. The proposal also included, among other things, a condition that Pacer have $40 million minimum cash at closing. XPO included with its proposal a mark-up of the draft merger agreement that had been provided in the electronic data room, as well as an executed commitment letter from Credit Suisse for $325 million in debt financing, which would be partially used to fund the cash portion of the purchase price.

On November 27, 2013, a special meeting of Pacer’s board of directors took place. Messrs. Hafferty, Killea and other members of Pacer’s senior management team participated in the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley and W&S also participated in the meeting at the request of Pacer’s board of directors. Representatives of W&S reviewed with Pacer’s board of directors its fiduciary duties. Representatives of Morgan Stanley then reviewed with Pacer’s board of directors XPO’s proposal and compared it with the range of value for Pacer derived by various financial analyses that had been conducted by Morgan Stanley using the Adjusted October Management Projections. Representatives of Morgan Stanley also reviewed the sale process to date, including the decisions of Strategic Party A, Strategic Party B and the other potential buyers to withdraw from the process, as well as the reasons they had provided for doing so. Morgan Stanley then reviewed the recent trading history of Pacer common stock and explained that because Pacer’s third quarter earnings and 2014 guidance were both consistent with analyst expectations, neither of these events, nor any other obvious factors such as short interest coverage in Pacer’s stock, explained the 48% price increase in Pacer’s stock price since October 3, 2013, when first round bids were due, or the 41% increase since the close on October 23, 2013, the day before Pacer’s third quarter earnings release. Pacer’s board of directors then discussed with Morgan Stanley the possibility that this otherwise unexplained run-up in Pacer’s stock price may have been attributable to a leak regarding the sale process. Representatives of Morgan Stanley also reviewed with Pacer’s board of directors an updated analysis of various potential strategic alternatives that might be available to Pacer other than a sale of the business, including a share buyback, regular or special dividend and a sale of the logistics business. Management also made a presentation to Pacer’s board of directors regarding management’s view of a sale of Pacer as compared with various other alternatives, including those reviewed with Morgan Stanley, as well as the recent increase in Pacer’s stock price.

On December 2 and 3, 2013, a special in-person meeting of Pacer’s board of directors took place in Dallas, Texas. Messrs. Hafferty, Killea and other members of Pacer’s senior management team attended portions of the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley and W&S also attended portions of the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley reviewed with Pacer’s board of directors the range of value for Pacer derived by various financial analyses that had been conducted by Morgan Stanley based on, among other things, the Adjusted October Management Projections and two sensitivity cases prepared by Pacer’s senior management and discussed historical and current market prices of Pacer’s common stock, in each case as compared with the XPO proposal. Representatives of W&S reviewed certain aspects of the XPO proposal, including the financing risk associated with XPO’s proposal, the $40 million minimum cash condition requested by XPO and the deal protection provisions included in XPO’s markup of the merger agreement. Pacer’s board of directors discussed various aspects of XPO’s proposal in relation to Pacer’s stand-alone prospects and the execution risks associated with achieving the Adjusted October Management Projections and Pacer’s long-term strategic plan, including management’s current level of confidence that they could be achieved. Following these discussions, taking into account advice from Morgan Stanley and W&S, Pacer’s board of directors instructed Morgan Stanley to convey to XPO that the Board had concerns surrounding the financial terms of the XPO proposal (including price, mix of consideration and certainty of value), the proposed deal protections, the associated financing risk and other issues relating to conditions to close, as well as the minimum cash condition. Specifically Pacer’s board of directors instructed Morgan Stanley to seek to obtain an increase in price, a higher percentage of cash in the proposed mix of consideration, elimination of the “force the vote” provision requiring Pacer to submit the deal to a shareholder vote even if the Pacer board of directors changed its recommendation for the merger because of an alternative superior proposal (and a willingness to loosen other deal protections, including a reduction in the proposed termination fee), a termination right for Pacer if the price of XPO common stock fell below a certain level (a “walkaway right”), additional remedies if XPO should fail to close and the elimination, or a reduction in the amount and modification of the terms, of the minimum cash condition. The independent directors, meeting in executive session, then revisited the possible retention of a second financial advisor to render a fairness opinion in the event that Pacer’s board of directors were to vote on a proposed XPO transaction. The independent directors reaffirmed that Morgan Stanley should continue to serve as financial advisor (in light of, among other things, its knowledge of and years of experience in advising Pacer, its expertise and experience in the logistics sector generally, and its knowledge of and experience with XPO in particular) and provide a fairness opinion with respect to any proposed XPO transaction, but that a second, independent financial advisor should be engaged at the appropriate time to render a second fairness opinion with respect to any such transaction.

On December 3, 2013, representatives of Morgan Stanley called representatives of XPO to relay Pacer’s board of directors’ positions as described above. A number of discussions between representatives of Morgan Stanley and representatives of XPO ensued, and on December 5, 2013, XPO presented revised terms to Morgan Stanley acting on behalf of Pacer. While unwilling to increase the price above $9.00 per share, XPO indicated, with respect to mix of consideration and certainty of value, that it was prepared to proceed either under the originally proposed fixed-share concept, with a reduction in the number of shares of XPO common stock to be issued (subject to a collar), or with a fixed cash component of $5.93 per share based on XPO’s current trading price and a floating number of XPO shares (subject to a collar) making up the remaining portion of the $9.00 per share offer. In the case of both the fixed share and fixed cash proposals, XPO proposed to widen the collar from 15% to 20%, subject to indexing XPO’s stock price performance to a basket of comparable companies for purposes of determining the effect of the collar. XPO further agreed to eliminate the “force the vote” provision requiring Pacer to submit the deal to a shareholder vote even if the Pacer board of directors changed its recommendation for the merger because of an alternative superior proposal. In addition, XPO agreed to eliminate the minimum cash condition. With respect to certainty of closing, XPO proposed that it would be willing to pay Pacer a 4.0% reverse termination fee in the event that XPO failed to obtain financing, but such payment would be in lieu of Pacer’s unconditional right to seek specific performance of XPO’s obligations under the merger agreement and would also be in lieu of Pacer’s ability to seek damages without any specified cap for any willful and material breach by XPO.

On December 6, 2013, a special telephonic meeting of Pacer’s board of directors took place. Messrs. Hafferty, Killea and other members of Pacer’s senior management team participated in the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley and W&S also participated in the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley provided an overview to Pacer’s board of directors of XPO’s revised proposal. Representatives of Morgan Stanley explained that XPO was not prepared to increase its price (given, among other things, XPO’s view that $9.00 per share reflected a significant premium over Pacer’s historical trading levels and that the recent trading price of Pacer common stock reflected takeover speculation), but was prepared to widen the collar to 20% (subject to the indexing described above). In addition, Morgan Stanley explained that XPO was not willing to provide for an asymmetrical collar for declines in XPO’s stock price or provide Pacer with a walkaway right in the event that XPO’s stock price declined below the 20% collar (unless XPO was given a symmetrical walkaway right that would permit XPO to terminate the merger agreement in the event that XPO’s stock price rose above the 20% collar). Representatives of Morgan Stanley also described to Pacer’s board of directors the remaining due diligence items requested by XPO, including management interviews and a review of key contracts and completion of the financial due diligence items previously discussed with KPMG. There was then a discussion with W&S of the proposed terms of the merger agreement, including deal protections and Pacer’s remedies in the event that XPO was unable to obtain financing. Mr. Avramovich then reviewed for Pacer’s board of directors the sale process to date and described challenges facing Pacer. After discussion, with input from its advisors, Pacer’s board of directors instructed Morgan Stanley to go back to XPO and again seek an increase in price, as well as an improvement in the terms surrounding the mix of consideration. Pacer’s board of directors also instructed W&S to continue to negotiate the open issues relating to deal certainty (including certainty of financing), deal protections and Pacer’s remedies. Pacer’s board of directors then discussed the fact that Pacer’s stock price had declined following Strategic Party B’s decision to exit the bidding process and instructed Morgan Stanley to contact Strategic Party B and determine whether it might now have an interest in submitting a proposal to acquire Pacer.

On December 6, 2013, representatives of Morgan Stanley contacted Strategic Party B to determine whether it would be interested in submitting a proposal to acquire Pacer in light of the changed circumstances since its decision to withdraw from the bidding process. In response, Strategic Party B indicated that its valuation of Pacer was closer to $8.00 than $9.00—and possibly no higher than its initial $7.75 indication of interest—and that it was not willing to reengage in the process.

Also on December 6, 2013, representatives of Morgan Stanley contacted representatives of XPO to seek an increase in price as requested by Pacer’s board of directors. Representatives of XPO indicated that XPO would not be able to increase its price proposal of $9.00 per share but was willing to consider changes to the mix of consideration.

On December 9, 2013, representatives of W&S had a preliminary telephone call with representatives of Wachtell Lipton to discuss Pacer’s board of directors’ concerns regarding XPO’s markup of the draft merger agreement, including with respect to deal certainty, certainty of XPO’s debt financing, deal protections and Pacer’s remedies. Following the call, W&S provided Wachtell Lipton with an issues list for discussion purposes.

On December 10, 2013, representatives of W&S and Wachtell Lipton had a telephone conversation regarding the issues list that W&S had prepared.

On December 11, 2013, a special telephonic meeting of Pacer’s board of directors took place. Messrs. Hafferty, Killea and other members of Pacer’s senior management team participated in the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley and W&S also participated in the meeting at the request of Pacer’s board of directors. Representatives of W&S reported on the recent discussions with Wachtell Lipton with respect to outstanding issues relating to the draft merger agreement. Representatives of Morgan Stanley then reported to Pacer’s board of directors on their discussions with Strategic Party B and Strategic Party B’s inability to reach a price that would be competitive with XPO’s proposal or offer compelling value for Pacer shareholders and its unwillingness to re-enter the process. Following this discussion, Pacer’s board of directors determined to continue discussions with XPO. Thereafter, Pacer’s board of directors determined that, in light of the advanced stage of the discussions with XPO, this was the appropriate time, further to their prior discussions, to direct management to interview candidates and engage a second financial advisor with no current or prior relationships with XPO to provide a second fairness opinion in connection with a proposed transaction with XPO.

After interviewing three investment banks, Pacer engaged Houlihan Lokey to provide an additional opinion regarding the fairness of the merger consideration in connection with any proposed merger with XPO.

On December 12, 2013, representatives of Morgan Stanley received an inbound call from a financial party with experience in Pacer’s sector (which we refer to as “Financial Sponsor B”). Financial Sponsor B indicated that it had heard rumors that there was an ongoing strategic process with respect to Pacer and that it would be interested in “taking a look.” Financial Sponsor B had not been included among the original five financial sponsors contacted by Morgan Stanley for a variety of reasons, including, among other things, the view that the probable transaction size was likely too small to be of serious interest to Financial Sponsor B in light of Financial Sponsor B’s fund size.

On December 13, 2013, a special telephonic meeting of Pacer’s board of directors took place. Representatives of Morgan Stanley, Houlihan Lokey and W&S also participated in the meeting at the request of Pacer’s board of directors. Representatives of Morgan Stanley described the inbound call that they had received from Financial Sponsor B and reviewed with Pacer’s board of directors their view that, in light of (i) their knowledge of and experience with Financial Sponsor B, (ii) the advanced stage of the process and the negotiations with XPO, (iii) the risk of losing the XPO offer by engaging with Financial Sponsor B, (iv) the fact that Morgan Stanley’s leveraged buyout analysis showed that a financial buyer like Financial Sponsor B would not likely be in a position to offer a price competitive with XPO’s offer, (v) the amount of time that it would take Financial Sponsor B to be in a position to submit a firm offer (and the additional risk that such a delay would pose to the XPO proposal), and (vi) the fact that Pacer had approached several financial parties at the outset of the process and none of them had submitted an indication of interest, Pacer should not engage with Financial Sponsor B. Representatives of Houlihan Lokey then provided Pacer’s board of directors with their perspective, generally, on this sort of inbound call received late in a strategic process and offered the view that, for many of the same reasons Morgan Stanley had identified, it was not uncommon for boards to decide not to engage with parties making such calls. Representatives of W&S informed Pacer’s board of directors that it was not uncommon for boards of directors to choose not to pursue late inbound calls like the one from Financial Sponsor B based on the types of factors identified by Morgan Stanley. Representatives of W&S then reviewed with Pacer’s board of directors its fiduciary duties. Following discussion, Pacer’s board of directors determined, after taking into account, among other things, the views and advice of its financial and legal advisors, not to engage in discussions with Financial Sponsor B. Pacer’s board of directors then continued to discuss the proposal from XPO relative to several factors, including, among other things, (i) Morgan Stanley’s preliminary valuation analyses, (ii) the current premium to historical stock prices, (iii) interests of management, including future employment, and (iv) the execution risk associated with Pacer’s long-term plan, including the opportunities for organic growth and growth through acquisition.

On December 13, 2013, W&S provided Wachtell Lipton with a markup of the merger agreement and financing commitment letter consistent with the issues list previously provided to Wachtell Lipton. The markup focused on, among other items, deal certainty, certainty of XPO’s debt financing, deal protections and Pacer’s remedies for breach. Also on December 13, 2013, W&S provided Wachtell Lipton with a due diligence request list for information relating to XPO due to the fact that Pacer shareholders would be receiving XPO common stock in the merger.

On December 14, 2013, representatives of Pacer, XPO, Morgan Stanley and Houlihan Lokey engaged in a session devoted to Pacer’s business and financial due diligence of XPO.

During the week of December 17, 2013, a consultant for XPO conducted interviews of additional members of Pacer’s management as part of XPO’s due diligence.

On December 16, 2013, Wachtell Lipton sent W&S a revised draft of the merger agreement reflecting XPO’s positions in response to Pacer’s prior draft of the merger agreement.

On December 17, 2013, a special telephonic meeting of Pacer’s board of directors took place at which Pacer’s board of directors discussed, among other matters, the schedule for negotiations with XPO and timing for a potential transaction.

On December 17, 2013, W&S sent Wachtell Lipton an issues list identifying Pacer’s responses to issues raised by Wachtell Lipton’s most recent draft merger agreement relating to deal certainty, certainty of XPO’s debt financing, deal protections and Pacer’s remedies for breach.

On December 18, 2013, representatives of W&S, Mr. Killea, representatives of Wachtell Lipton and Mr. Gordon Devens, the general counsel of XPO, met at Wachtell Lipton’s offices for in-person negotiations regarding the merger agreement and terms of the financing commitment. Representatives of W&S emphasized that Pacer’s board of directors was not amenable to XPO’s proposed collar mechanism that indexed XPO’s common stock price performance to a basket of comparable companies. In addition, XPO agreed to eliminate an explicit provision that would have prohibited Pacer, following the execution of the merger agreement, from waiving any standstill provisions in confidentiality agreements that were in place at the time the merger agreement was executed, including those entered into with other bidders, and a provision that would have permitted XPO to terminate the merger agreement (and required Pacer to pay a corresponding termination fee) in the event of a breach by Pacer of the “no-shop” provisions of the merger agreement. The parties also agreed to a $12.4 million termination fee, which reflected a reduction from XPO’s original proposal of approximately $13.4 million, a $5.0 million expense reimbursement payable by the breaching party if the non-breaching party terminates the merger agreement due to the other party’s breach of representations, warranties or covenants, and a $3.0 million expense reimbursement payable if either party terminates the merger agreement in the event that the Pacer shareholders do not approve the merger (a summary of the termination provisions of the merger agreement can be found in the section entitled “The Merger Agreement—Termination of the Merger Agreement). There was also significant discussion surrounding the proposed marketing period, financing covenant and financing representation as well as the remedies available to the parties in the event the other party failed to perform under the agreement. Also at this meeting, Mr. Devens raised with Mr. Killea XPO’s expectation that certain members of Pacer’s management team would enter into amendments to their employment agreements in connection with the signing of the merger agreement, and Mr. Devens informed Mr. Killea that Wachtell Lipton would send a term sheet reflecting those proposed modifications in due course.

On December 19, 2013, W&S circulated a revised draft of the merger agreement and a revised draft of the disclosure letter reflecting the revisions to the merger agreement. In addition to the points previously agreed upon, the merger agreement included (i) a collar of 20% with no industry index mechanism and (ii) provisions permitting Pacer to pursue all available remedies, including damages without any specified cap, in the event of a willful and material breach of the merger agreement by XPO.

Later on December 19, 2013, Mr. Devens called Mr. Killea to identify the following issues that needed to be resolved before XPO would be willing to execute the merger agreement: (i) open issues concerning certain provisions in the interim operating covenants; (ii) open diligence items; (iii) amendments to employment agreements for certain members of Pacer’s management team, which XPO wanted signed at the time the merger agreement was signed; and (iv) determination of the collar. In connection with the collar, Mr. Devens proposed a fixed cash amount of consideration with a floating stock component subject to an asymmetrical collar, with the floor fixed at $20.00 and the ceiling fixed at $35.00.

Later on December 19, 2013, Mr. Jacobs, John Hardig, the chief financial officer of XPO, and Mr. Devens had a call with Messrs. Avramovich, Hafferty and Killea. Representatives of Morgan Stanley, W&S and Wachtell Lipton also participated. On the call, Mr. Jacobs emphasized the importance to XPO of having Pacer’s management team supporting the transaction and indicated that XPO would not be willing to sign the merger agreement without having executed employment agreement amendments with a specified list of Pacer’s management team members, reflecting amended terms of employment, as well as equity rollover terms. In addition, the parties discussed the mix of merger consideration and Mr. Jacobs indicated that, based upon the current XPO stock price, XPO would agree to fixed cash consideration of $6.00. With respect to the collar on the floating stock consideration, Mr. Jacobs offered to Pacer three options: (i) a 20% collar that indexed XPO’s common stock performance to a basket of comparable companies, which Pacer had previously rejected; (ii) a 17.5% collar without an index; or (iii) an asymmetrical collar with a floor of $20.00 and a ceiling of $35.00.

Later on December 19, 2013, after discussions among Pacer’s senior management in consultation with Morgan Stanley and W&S, Pacer advised XPO that it would accept a 17.5% collar without an index. Having reached agreement on the collar (and having previously reached agreement on price), Pacer invited XPO to send representatives to W&S’s New York office to begin reviewing certain outstanding diligence items. That review continued through December 20, 2013.

Later on December 19, 2013, Wachtell Lipton circulated to W&S a revised draft of the merger agreement reflecting, among other things, the 17.5% collar and revisions to certain representations and interim operating covenants.

During the evening of December 19, 2013, XPO provided Pacer senior management a draft term sheet for the proposed amendments to existing employment agreements for certain members of the Pacer management team. XPO’s proposal required the specified members of Pacer’s management team to reinvest 60% of their after-tax proceeds on their equity awards that would be accelerated in the merger in XPO stock, which stock would be subject to a holding requirement (50% to be held for one year, 50% to be held for two years), fixed two-year employment terms with no severance if not thereafter renewed, three-year restrictive covenants subject to two one-year extensions at XPO’s election, and the waiver of the specified Pacer member of management’s existing enhanced severance benefits in connection with a change of control. XPO’s proposal also provided for a grant of restricted stock units of XPO with a value equal to 50% of the enhanced severance benefits being waived, which would vest in five equal installments of 20% on each anniversary of the closing subject to continued employment with XPO on each vesting date, and thereafter subject to a five-year retention period and clawback in the event of a breach of the restrictive covenants. Shortly after receiving XPO’s proposal, Pacer engaged Osler, Hoskin & Harcourt LLP on behalf of management, to negotiate the terms of the amended employment agreements.

On December 20, 2013, representatives of W&S and Wachtell Lipton, Mr. Killea and Mr. Devens met at W&S’s New York offices and negotiated certain aspects of the merger agreement including certain representations and the interim operating covenant. W&S also circulated to Wachtell Lipton a revised draft of Pacer’s disclosure letter.

Also on December 20, 2013, Pacer management, through Osler, provided XPO with a revised draft of the term sheet for the proposed employment agreement amendments and Wachtell Lipton responded with a further revised draft.

On December 21, 2013, W&S circulated to Wachtell Lipton a revised draft of the merger agreement reflecting, among other things, exchange ratio calculations based on the closing price of XPO’s common stock on December 20, 2013, as well as changes based on the negotiations with respect to certain representations, the interim operating covenant and the financing cooperation covenant.

On December 21, 2013, Osler discussed Pacer management’s revised draft of the terms sheet for the proposed employment agreement amendments with Wachtell Lipton.

On the evening of December 21, 2013, Wachtell Lipton circulated to W&S a revised draft of the disclosure letter and merger agreement that revised the marketing period and also included changes to certain representations and warranties. That evening, representatives of W&S and Wachtell Lipton engaged in further negotiations, and W&S and Pacer provided Wachtell Lipton with additional diligence items in response to issues raised by Wachtell Lipton’s markup of the disclosure letter. Simultaneously, Osler and representatives of Pacer management continued to negotiate the terms of the amended employment agreements with XPO, and on the evening of December 21, 2013, Wachtell Lipton provided Pacer management with a further revised draft of the term sheet for the proposed employment agreement amendments.

Later on the evening of December 21, 2013, Mr. Avramovich called Mr. Jacobs to tell him that it would not be possible to finalize the merger agreement and employment agreement amendments prior to the targeted announcement of the merger on the morning of December 23, 2013. Mr. Avramovich and Mr. Jacobs agreed to work toward finalizing the merger agreement and, if appropriate, making a public announcement as soon as possible after the New Year’s holiday in order to allow the parties additional time to complete their respective due diligence and the definitive documentation.

On December 22, 2013, a special telephonic meeting of Pacer’s board of directors took place. Messrs. Hafferty, Killea and other members of Pacer’s senior management team and representatives of Morgan Stanley and W&S also participated at the request of Pacer’s board of directors. Mr. Avramovich provided Pacer’s board of directors with an update on the status of negotiations and timing for signing definitive documentation and announcing a transaction. Mr. Killea then described to Pacer’s board of directors the remaining open items, including (i) negotiations regarding the employment agreement amendments with certain members of Pacer’s senior management team, (ii) open due diligence requests that had arisen in connection with finalizing the Pacer disclosure letter and (iii) finalizing the interim operating covenants and certain other provisions in the merger agreement. In addition, representatives of W&S reviewed with Pacer’s board of directors the terms of the proposed merger agreement, including the agreed-upon total merger consideration, allocation between cash and stock consideration and collar. Representatives of W&S explained that through negotiation, XPO had moved from its original proposal of a 15% collar to a 17.5% collar and from its originally proposed $13.4 million termination fee payable by Pacer down to a $12.4 million termination fee. There was then a discussion, with input from Morgan Stanley based on information briefly mentioned to representatives of Morgan Stanley by representatives of XPO, around the possibility that XPO would finance the cash portion of the merger with an equity offering and the impact any such offering might have on XPO’s stock price. The board determined to direct senior management and W&S to continue working to resolve the remaining open items and finalize definitive documentation, and tentatively scheduled a special meeting of Pacer’s board of directors for January 3, 2014, by which time it was anticipated that Pacer’s board of directors would be in a position take up approval of the merger agreement.

On December 27, 2013, W&S circulated to Wachtell Lipton a revised draft of the merger agreement and disclosure letter.

On December 30, 2013, the independent directors of Pacer’s board of directors held a special telephonic meeting. Representatives of W&S participated at the request of Pacer’s board of directors. Representatives of W&S addressed questions from the directors relating to the terms of the merger agreement, including, among other things, the mechanics of the collar and the deal protections, as well as Pacer’s remedies in the event of a breach of the merger agreement by XPO. Representatives of W&S also addressed general questions relating to, among other things, the directors’ fiduciary duties, the merger agreement (including, among other things, provisions relating to deal protections), the sale process, D&O insurance and questions surrounding the types of analysis to be provided by the financial advisors as it relates to evaluating XPO.

On the evening of December 30, 2013, representatives of W&S and Wachtell Lipton held telephonic negotiations on the open items relating to the merger agreement. During this discussion, representatives of Wachtell Lipton and W&S discussed the limitations relating to the marketing period, as well as the potential effective date of XPO’s anticipated registration statement to be filed with the SEC and timing of closing. Later on December 30, 2013, Wachtell Lipton circulated to W&S a revised draft of the merger agreement reflecting XPO’s proposed removal of the limitations relating to the marketing period.

On December 31, 2013, Wachtell Lipton circulated to W&S its comments to the Pacer disclosure letter.

On January 2, 2014, representatives of W&S and Wachtell Lipton, Messrs. Killea and Devens held further telephonic negotiations on the open items relating to the merger agreement during which negotiations the parties reached agreement on most of the material open items relating to the merger agreement; however, the parties continued to finalize language in the merger agreement relating to the marketing period and the disclosure letter.

On January 3, 2014, a special telephonic meeting of Pacer’s board of directors took place. Representatives of Morgan Stanley, Houlihan Lokey and W&S, as well as Messrs. Hafferty, Killea and other members of Pacer’s senior management team participated at the request of Pacer’s board of directors. A representative of Bass, Berry & Sims PLC, Tennessee counsel to Pacer, also participated in this meeting at the request of Pacer’s board of directors. Representatives of W&S and Bass Berry reviewed with Pacer’s board of directors its fiduciary duties and responded to questions from the directors. Mr. Avramovich then provided Pacer’s board of directors with an update on the status of negotiations with respect to the amended employment agreements for certain members of Pacer’s management team. Representatives of Morgan Stanley then reviewed with Pacer’s board of directors a presentation that reviewed the strategic process undertaken by Pacer to date, recent share price performance of Pacer common stock, implied valuation ranges for Pacer based on the various valuation methodologies Morgan Stanley had performed using (among other inputs) the Adjusted October Management Projections, and an overview and valuation of XPO. Representatives of Morgan Stanley then advised that Morgan Stanley expected to be able to issue a favorable opinion with respect to the fairness from a financial point of view of the proposed merger consideration. Representatives of Houlihan Lokey then made a presentation to Pacer’s board of directors that included, among other things, information on Pacer and XPO stock performance and trading history and implied valuation ranges for Pacer and XPO based on various valuation methodologies that Houlihan Lokey had performed using (among other inputs) the Adjusted October Management Projections. Representatives of Houlihan Lokey then advised Pacer’s board of directors that Houlihan Lokey expected to be able to issue a favorable opinion with respect to the fairness from a financial point of view of the proposed merger consideration. A representative of W&S also reviewed with Pacer’s board of directors a summary of the terms of the current draft of the merger agreement. After discussion, Pacer’s board of directors decided to adjourn pending finalization of definitive documentation and to reconvene on Sunday, January 5, 2014, to take up approval of the merger agreement and the other transactions contemplated thereby.

During the period from December 23, 2013, through January 3, 2014, Pacer’s management team, through Osler, and XPO continued to negotiate the employment agreement amendments, which were finalized on the morning of January 4, 2014. A detailed description of the final employment agreement amendments appears in the section entitled, “Proposal 1: The Merger—Interests of Pacer’s Directors and Executive Officers in the Merger.”

On January 4, 2014, Wachtell Lipton circulated a revised draft of the financing commitment letter reflecting a revised marketing period.

On January 4 and 5, 2014, representatives of W&S and Wachtell Lipton continued to negotiate and reached agreement on the remaining terms of the merger agreement and the Pacer disclosure letter and, at approximately 9:00 p.m. Eastern Time on January 5, 2014, a final version of the merger agreement was circulated by Wachtell Lipton to W&S.

On January 5, 2014, at 1:00 p.m., a special telephonic meeting of Pacer’s board of directors took place. Representatives of Morgan Stanley, Houlihan Lokey and W&S and Messrs. Hafferty and Killea and other members of Pacer’s senior management team participated at the request of Pacer’s board of directors. Mr. Avramovich advised Pacer’s board of directors that all of the employment agreement amendments required by XPO were ready to be executed. Representatives of W&S reminded Pacer’s board of directors of its fiduciary duties. Representatives of Morgan Stanley then reviewed with Pacer’s board of directors updates to its January 3, 2014 presentation (updated for the Pacer common stock and XPO common stock closing prices as of January 3, 2014). Also at this meeting, Morgan Stanley rendered its oral opinion to the Pacer board of directors (which was confirmed in writing by delivery of Morgan Stanley’s written opinion dated January 5, 2014) to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. Representatives of Houlihan Lokey then reviewed with Pacer’s board of directors updates to its January 3, 2014 presentation (updated for the Pacer common stock and XPO common stock prices as of January 3, 2014). Representatives of Houlihan Lokey then delivered to Pacer’s board of directors Houlihan Lokey’s oral opinion, (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated January 5, 2014), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. Representatives of W&S then provided Pacer’s board of directors with a summary of the final, agreed upon terms of the merger agreement. After discussion, and based upon, among other things, the opinions of Morgan Stanley and Houlihan Lokey, as well as the other factors enumerated in the section entitled, “—Reasons for the Merger and Recommendation of Pacer’s Board of Directors,” Pacer’s board of directors unanimously adopted and approved the merger agreement and the merger and the other transactions contemplated thereby.

Later on January 5, 2014, the merger agreement was executed by Pacer and XPO. Concurrently with the execution of the merger agreement, the employment agreement amendments were executed.

On January 6, 2014, before the opening of the U.S. financial markets, Pacer and XPO issued a joint press release announcing the execution of the merger agreement.

Reasons for the Merger and Recommendation of Pacer’s Board of Directors

In reaching its conclusion that the merger agreement is advisable, substantively and procedurally fair to, and in the best interests of Pacer and its shareholders, Pacer’s board of directors consulted with the senior management of Pacer, as well as Pacer’s legal and financial advisors, and considered the following material factors and benefits of the merger:

•	Merger Consideration. Pacer’s board of directors considered a number of factors related to the merger consideration. In particular, Pacer’s board of directors considered the following:

•	Implied Value; Historical Trading Prices. Pacer’s board of directors concluded that the implied value of the merger consideration of $9.00 per share (with the stock portion of the merger consideration valued based on the closing price of XPO common stock on January 3, 2014, the last trading day prior to the date of the merger agreement), represented an attractive value for Pacer. This implied value of the merger consideration:

•	represented a premium of approximately 47% to the average closing price of Pacer common stock of $6.11 for the 52-week period ending January 3, 2014;

•	represented a premium of approximately 40% to the closing price of Pacer common stock of $6.44 on October 23, 2013 (the last trading day prior to the announcement of third quarter 2013 earnings);

•	represented a premium of approximately 22% to the average closing price of Pacer common stock of $7.36 for the 90-day period ending January 3, 2014;

•	represented a premium of approximately 42% to the closing price of Pacer common stock of $6.32 on July 23, 2013, the day Pacer’s board of directors determined to conduct a process to identify partners for Pacer; and

•	represented a premium of approximately 8% to the closing price of Pacer common stock of $8.33 on January 3, 2014, the last trading day prior to Pacer’s board of directors’ approval of the merger.

•

Protection of Implied Value Through Collar. Pacer’s board of directors considered the fact that the 17.5% collar provides a substantial measure of price protection to reduce the impact of any decline in the trading price of XPO common stock on the value of the merger consideration by floating the exchange ratio within a range of 0.1298 and 0.0911, which allows the value of the XPO shares to be received in the merger (based on XPO’s reference stock price on the ten trading days prior to the effective time of the merger) to be fixed at $3.00 as long as XPO’s reference stock price for the ten trading days prior to the effective time of the merger is between $23.12 and $32.94.

•	Significant Portion of Merger Consideration in Cash. Pacer’s board of directors considered that, so long as XPO’s reference stock price remains in the range of the collar, two-thirds of the merger consideration would be in cash, giving Pacer shareholders an opportunity to realize certain value for a significant portion of their investment immediately upon the completion of the merger. Moreover, those Pacer shareholders who desire to do so will be permitted to sell any shares of XPO common stock received as merger consideration generally without restriction following the effective time of the merger, at the then-current market price of XPO common stock.

•	Participation in Upside Through Stock Portion of Merger Consideration. Pacer’s board of directors considered that a portion of the merger consideration will be paid in shares of XPO common stock and, as a result, Pacer shareholders would have the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of XPO common stock following the merger should they decide to retain the XPO common stock payable in the merger. In that connection, Pacer’s board of directors considered information relating to XPO, XPO’s strategic rationale for the merger and the prospects of the combined company following the merger. Pacer’s board of directors also considered the scope of the due diligence investigation of XPO conducted by Pacer’s senior management and outside legal and financial advisors and the results thereof and information available to it related to XPO.

•	Process. Pacer’s board of directors considered a number of factors related to the process it undertook in determining to move forward with a sale of Pacer. In particular, Pacer’s board of directors considered the following:

•	Review of Strategic Alternatives. Following a thorough review of strategic alternatives, including input and analysis from Pacer’s senior management and financial advisors, the value offered to shareholders in the merger is, in the view of Pacer’s board of directors, more favorable than the potential value that might have resulted from other strategic opportunities reasonably available to Pacer, including a share buyback, a sale of Pacer’s logistics business, a special or regular dividend, growth through acquisitions, or continued efforts to execute on the company’s long-term strategic plan as a stand-alone company.

•	Sale Process. Pacer’s board of directors, with the assistance of senior management and its legal and financial advisors, conducted a thorough market check, including (i) identifying a universe of 28 potential buyers, consisting of 14 strategic parties and 14 financial sponsors, (ii) contacting nine strategic parties and five financial sponsors selected based on factors including previous industry investment expertise, perceived ability to recognize the value of Pacer’s business, potential synergies and ability to pay, and likelihood of executing a transaction, (iii) executing confidentiality agreements with and providing Pacer’s confidential information package to all 11 of the parties to which it initially reached out that expressed preliminary interest in exploring a potential transaction, only three of which ultimately submitted written indications of interest and, following second-round due diligence, only one of which – XPO – submitted a definitive proposal, and (iv) going back to Strategic Party B after a subsequent decrease in Pacer’s stock price in order to determine whether Strategic Party B was now interested in submitting a bid and being told that it was not).

•	Financial Condition and Stand-Alone Prospects of Pacer. Pacer’s board of directors considered Pacer’s business, financial condition and results of operations, as well as Pacer’s long-term strategic plan and its prospects as a stand-alone company. In particular, Pacer’s board of directors considered the following:

•	Market and Execution Risks: Pacer’s board of directors considered the risks associated with continuing as an independent company. In particular, Pacer’s board of directors considered potential market and execution risks associated with Pacer’s long-term strategic plan and the fact that Pacer’s operating performance could be affected by, among other things, the risks and uncertainties described in the “Risk Factors” section of Pacer’s Form 10-K for the fiscal year ended December 31, 2012, in each case as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference in this proxy statement/prospectus.

•	Uncertainty of Forecasts. Pacer’s board of directors was aware of the inherent uncertainty of attaining management’s internal projections, including those set forth in the section entitled “—Pacer’s Unaudited Prospective Financial Information,” and that as a result, Pacer’s actual financial results in future periods could differ materially from management’s forecasted results, including those set forth in the Adjusted October Management Projections. As a result of such uncertainty, Pacer’s board of directors requested that Pacer’s senior management prepare, and Pacer’s board of directors considered, two sensitivity cases to the Adjusted October Management Projections.

•	Opinions of Financial Advisors. Pacer’s board of directors considered the opinions of its financial advisors. In particular, Pacer’s board of directors considered the following:

•	Opinion of Morgan Stanley. Pacer’s board of directors considered the financial analysis reviewed by representatives of Morgan Stanley with the Pacer board of directors and the oral opinion of Morgan Stanley rendered to the Pacer board of directors on January 5, 2014 (which was confirmed in writing by delivery of Morgan Stanley’s written opinion dated January 5, 2014) to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinions of Pacer’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC.” The full text of the Morgan Stanley opinion is attached as Annex B to this proxy statement/prospectus.

•	Opinion of Houlihan Lokey. Pacer’s board of directors considered the financial analysis reviewed by representatives of Houlihan Lokey with Pacer’s board of directors, and the oral opinion of Houlihan Lokey rendered to Pacer’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated January 5, 2014), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinions of Pacer’s Financial Advisors—Opinion of Houlihan Lokey Financial Advisors, Inc.” The full text of the Houlihan Lokey opinion is attached as Annex C to this proxy statement/prospectus.

•	Terms and Conditions of the Merger Agreement. Pacer’s board of directors reviewed and considered the terms and conditions of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and their ability to terminate the merger agreement. In particular, Pacer’s board of directors considered the following:

•	Conditions to Completion of the Merger; Likelihood of Closing. Pacer’s board of directors considered the reasonable likelihood of the completion of the merger, including the absence of a financing condition or any condition requiring third party consents (other than related to antitrust and approval of Pacer’s shareholders) and XPO’s extensive prior experience in completing acquisitions of other companies. Pacer’s board of directors also considered Pacer’s unconditional right to seek specific performance under the merger agreement and its ability to seek damages without any express limit for willful and material breaches by XPO of the merger agreement.

•	Absence of a Financing Condition. Pacer’s board of directors considered that XPO’s obligations pursuant to the merger agreement are not subject to any financing condition or similar contingency based on XPO’s ability to obtain financing, that if XPO were unable to obtain financing, Pacer’s remedies against XPO would not be limited, that Pacer would be entitled to specifically enforce the merger agreement, including the obligation of XPO to consummate the merger, regardless of the availability or terms of XPO’s financing, and that XPO made representations and warranties in the merger agreement regarding its ability to have funds available to it to complete the transactions contemplated by the merger agreement. Pacer’s board of directors also considered the terms of the financing commitment from Credit Suisse obtained by XPO in connection with the execution of the merger agreement.

•	Unsolicited Acquisition Proposals and the Ability to Change Recommendation. Pacer’s board of directors considered the provisions in the merger agreement that provide for the ability of Pacer’s board of directors, subject to the terms and conditions of the merger agreement, to enter into negotiations with or provide information to a person that has made an unsolicited acquisition proposal, to terminate the merger agreement to accept certain unsolicited acquisition proposals that are deemed superior to the XPO merger and/or to withdraw or modify, in certain circumstances, Pacer’s board of directors’ recommendation to Pacer shareholders that they adopt the merger agreement if, in each case, it would be reasonably likely to constitute a violation of the board’s fiduciary duties to fail to do so.

•	Termination Fee. Pacer’s board of directors considered that, in its view, upon consultation with its advisors, the $12.4 million termination fee that could become payable pursuant to the merger agreement was comparable to termination fees in transactions of a similar size, was reasonable, and would not likely deter alternative acquisition proposals.

•	Extensive Negotiations. Pacer’s board of directors considered that the merger agreement was the product of extensive arms’-length negotiations, and members of Pacer’s senior management, as well as its legal and financial advisors, were involved throughout the negotiations and updated Pacer’s board of directors regularly with respect thereto. Pacer’s board of directors also considered that the merger consideration represented the highest proposal that Pacer received for shares of Pacer common stock after a thorough process and the highest price per share to which Pacer’s board of directors believed XPO was willing to agree to after such negotiations.

In addition, Pacer’s board of directors considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following:

•	Lack of Direct Ongoing Participation in Pacer’s Potential Upside. Pacer’s board of directors considered that Pacer shareholders would not have the opportunity to continue participating in Pacer’s potentially significant upside as a stand-alone company, and would only participate in Pacer’s upside indirectly as a part of the combined company if they retained the stock portion of the merger consideration following the effective time of the merger.

•

No Walkaway Right; Possibility of Adverse Effects on XPO Business. Pacer’s board of directors considered that, because Pacer does not have the right to terminate the merger agreement if the value of XPO common stock falls below $23.12 (which could cause a reduction in the implied value of the merger consideration payable to Pacer shareholders as a result of the collar around the exchange ratio), the implied value of the merger consideration would be adversely affected by a decrease in the trading price of XPO common stock during the pendency of the merger outside of the 17.5% collar. Pacer’s board of directors determined that the absence of a walkaway right was appropriate under the circumstances given the size of the collar, which the Board considered to be reasonable to reduce the possibility that a decline in the trading price of XPO common stock would have an impact on the value of the merger consideration.

•	Potential Risk of Failure to Complete the Merger. Pacer’s board of directors considered the possibility that the merger may not be completed and the potential adverse consequences to Pacer if the merger is not completed, including the potential impact on Pacer’s stock price, the potential loss of customers and employees and the potential erosion of third-party confidence in Pacer. Pacer’s board of directors considered that such risks were mitigated by certain terms in the merger agreement, including: the absence of significant required third-party approvals (other than antitrust approvals and approval of the Pacer shareholders); the absence of any financing condition to XPO’s obligations to complete the merger; and Pacer’s ability to specifically enforce the merger agreement.

•	XPO Business Risks. Pacer’s board of directors considered that Pacer shareholders would be subject to the execution risks associated with the combined company’s business operations if they retained the stock portion of the merger consideration following the effective time of the merger. These execution risks were different in part from the execution risks related to Pacer as a standalone business. In this regard, Pacer’s board of directors considered that there were risks associated with successful implementation of the combined company’s long-term business plan and strategy, the combined company realizing the anticipated benefits of the merger on the timeline expected or at all and the integration of Pacer’s businesses with XPO’s business operations in an efficient manner. Pacer’s board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the merger and that, accordingly, Pacer shareholders who retain the shares of XPO common stock received as a portion of the merger consideration would not fully realize these benefits.

•	Interim Operating Covenants. Pacer’s board of directors considered the limitations imposed by the merger agreement on the conduct of Pacer’s business during the pendency of the merger and the fact that these covenants may limit Pacer’s ability to pursue business opportunities that may arise or take other actions it would otherwise take with respect to the operations of Pacer during the pendency of the merger.

•	Merger Consideration Taxable. The merger is expected to be a taxable transaction for U.S. federal income tax purposes, and the receipt of XPO common stock and cash in exchange for Pacer common stock in the merger will therefore generally be taxable to Pacer shareholders for U.S. federal income tax purposes.

•	Diversion of Management and Employees. Pacer’s board of directors considered the possible diversion of management and employee time and attention from Pacer’s ongoing business due to the substantial time and effort necessary to complete the merger and plan for the integration of the operations of Pacer and XPO and the potential effect on Pacer’s business and relations with customers, vendors and other stakeholders, whether or not the merger is completed.

•	Interests of the Pacer’s Board of Directors and Management. Pacer’s board of directors considered that the executive officers and directors of Pacer may have interests in the transactions contemplated by the merger agreement that are different from, or in addition to, those of Pacer’s shareholders.

•	Other Risks. Pacer’s board of directors considered the types and nature of the risks described under the section entitled “Risk Factors.”

The preceding discussion of the information and factors considered by Pacer’s board of directors is not intended to be exhaustive but includes the material factors considered by Pacer’s board of directors. In view of the complexity and wide variety of factors considered by Pacer’s board of directors in connection with its evaluation of the merger, Pacer’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of Pacer’s board of directors may have given different weight to different factors.

This explanation of Pacer’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Pacer’s board of directors has unanimously determined that the terms of the merger are advisable, substantively and procedurally fair to, and in the best interests of Pacer and its shareholders, has approved the terms of the merger agreement and the merger, and unanimously recommends that the shareholders of Pacer vote “FOR” the proposal to adopt the merger agreement.

Opinions of Pacer’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley was retained by the Pacer board of directors to provide it with financial advisory services and a financial opinion in connection with a possible sale of Pacer. Pacer selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Pacer. At the meeting of the Pacer board of directors on January 5, 2014, Morgan Stanley rendered its oral opinion to the Pacer board of directors (which was confirmed in writing by delivery of Morgan Stanley’s written opinion dated January 5, 2014) to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of review undertaken by Morgan Stanley, as set forth in its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated January 5, 2014, is attached as Annex B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the Pacer board of directors and addresses only the fairness from a financial point of view of the merger consideration pursuant to the merger agreement to be received by the holders of shares of Pacer common stock as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspects of the merger, including the prices at which XPO common stock will trade following consummation of the merger or at any time, and does not constitute a recommendation to shareholders of Pacer as to how to vote at any shareholders’ meeting related to the merger or to take any other action with respect to the merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Pacer and XPO, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Pacer;

•	reviewed certain financial projections for Pacer prepared by the management of Pacer (including the July Management Projections, the October Management Projections, the Adjusted October Management Projections, Sensitivity Case 1 and Sensitivity Case 2);

•	reviewed certain publicly available financial projections for XPO, which are referred to herein as the “XPO Public Projections,” published by an equity research analyst’s initiating coverage of XPO and referred to Morgan Stanley by senior executives of XPO;

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•	discussed the past and current operations and financial condition and the prospects of Pacer with senior executives of Pacer;

•	discussed the past and current operations and financial condition and the prospects of XPO with senior executives of XPO;

•	reviewed the pro forma impact of the merger on XPO’s earnings per share;

•	reviewed the reported prices and trading activity for Pacer common stock and XPO common stock;

•	compared the financial performance of Pacer and XPO and the prices and trading activity of Pacer common stock and XPO common stock with that of certain other publicly-traded companies comparable with Pacer and XPO, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Pacer and XPO and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Pacer and XPO, which formed a substantial basis for its opinion. With respect to the Pacer management’s financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pacer of the future financial performance of Pacer. Morgan Stanley was not provided with, and did not have access to, financial projections relating to XPO prepared by the management of XPO. Accordingly, XPO advised Morgan Stanley, and Morgan Stanley assumed, with the consent of Pacer, that the XPO Public Projections are a reasonable basis upon which to evaluate the future financial performance of XPO and Morgan Stanley used the XPO Public Projections in performing its analyses. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Pacer and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Pacer’s officers, directors or employees, or any class of such persons, relative to the merger consideration to be received by the holders of shares of Pacer common stock in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Pacer or XPO, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its opinion to the Pacer board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 3, 2014, which was the last trading day prior to the date on which the Pacer board of directors approved the merger, and is not necessarily indicative of current market conditions.

In performing its financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon the Adjusted October Management Projections with respect to Pacer. In addition, for illustrative purposes only, Morgan Stanley also performed certain analyses utilizing consensus equity research estimates for Pacer, which are referred to below as the “Street Case”, and Pacer’s Sensitivity Case 1 and Sensitivity Case 2 financial projections. For further information regarding these financial projections, see “—Pacer’s Unaudited Prospective Financial Information”.

Pacer Analysis

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of shares of Pacer common stock for the 52-week period ending January 3, 2014 and noted that, during such period, the maximum intraday trading price for shares of Pacer common stock was $9.23 and the minimum closing/intraday trading price for shares of Pacer common stock was $3.75. Morgan Stanley also noted that the closing price for shares of Pacer common stock on January 3, 2014 was $8.33.

Morgan Stanley also noted that as of January 3, 2014, the $9.00 notional value of the merger consideration represented:

•	a premium of approximately 8% over the closing price per share of Pacer common stock on January 3, 2014 of $8.33;

•	a premium of approximately 42% over the closing price per share of Pacer common stock on July 23, 2013, which was the last trading day prior to the date on which Pacer’s board of directors resolved to have Morgan Stanley conduct a targeted confidential process to identify potential strategic partners for Pacer, of $6.32;

•	a premium of approximately 48% over the closing price per share of Pacer common stock on October 3, 2013, which was the date of the first round bid deadline, of $6.10;

•	a premium of approximately 40% over the closing price per share of Pacer common stock on October 23, 2013, which was the date of the release of Pacer’s third quarter earnings announcement, of $6.44;

•	a premium of approximately 8% over the volume weighted average price per share (“VWAP”), during the 1-month trading period immediately preceding January 3, 2014, of approximately $8.35;

•	a premium of approximately 13% over the VWAP during the 3-month trading period immediately preceding January 3, 2014, of approximately $7.95; and

•	a premium of approximately 21% over the VWAP during the 6-month trading period immediately preceding January 3, 2014, of approximately $7.47.

Equity Research Price Target Analysis

Morgan Stanley reviewed the price targets for shares of Pacer common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market-trading price of shares of Pacer common stock and were discounted to present value as of January 3, 2014 using a discount rate of 11.1%, which rate was selected based on Pacer’s estimated cost of equity. The range of discounted analyst price targets for shares of Pacer common stock, rounded to the nearest $0.25, was $6.25 to $9.00, with a median of $7.75.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of Pacer common stock and these estimates are subject to uncertainties, including the future financial performance of Pacer and future financial market conditions.

Comparable Company Trading Multiples

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, certain current and historical financial information for Pacer, which is an intermodal logistics company, corresponding to current and historical financial information, ratios and public market multiples for the following two intermodal logistics companies:

Intermodal Companies

•	Hub Group, Inc.

•	JB Hunt Transport Services, Inc.

Morgan Stanley analyzed the following statistics for comparative purposes:

•	the ratio of the aggregate value (which is defined as fully-diluted market capitalization plus total debt, less cash and cash equivalents, plus, where applicable, liquidation preference of preferred stock and minority interest), to estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2014; and

•	the ratio of stock price to estimated earnings per share, or EPS, for calendar year 2014.

This analysis indicated the following:

Comparable Company Multiples

	High	Low	Median
Aggregate Value to Estimated 2014 EBITDA
Intermodal Companies	10.7x	10.5x	10.6x
Price to Estimated 2014 EPS
Intermodal Companies	22.8x	18.8x	20.8x

In connection with its comparable company analysis, Morgan Stanley also reviewed and compared the historical trading multiples for the common stock for Pacer and the two other publicly-traded intermodal companies (JB Hunt Transport Services, Inc. and Hub Group, Inc.). Using publicly available consensus equity research estimates, Morgan Stanley reviewed for each company the ratio of aggregate value to next twelve months (“NTM”) estimated EBITDA as of January 3, 2014 and the average ratio of aggregate value to NTM estimated EBITDA for the 1-year, 3-year and 5-year periods ending January 3, 2014. This analysis indicated the following:

	January 3, 2014	1-Year	3-Year	5-Year
Pacer	8.3x	7.4x	6.5x	8.0x
JB Hunt Transport Services, Inc.	10.7x	10.3x	9.3x	9.1x
Hub Group, Inc.	10.5x	10.1x	10.2x	10.8x

Using publicly available consensus equity research estimates, Morgan Stanley also reviewed for each company the ratio of stock price to NTM estimated EPS as of January 3, 2014 and the average ratio of stock price to NTM estimated EPS for the 1-year, 3-year and 5-year periods ending January 3, 2014. This analysis indicated the following:

	January 3, 2014	1-Year	3-Year	5-Year
Pacer	20.8x	19.9x	17.1x	17.6x
JB Hunt Transport Services, Inc.	22.8x	22.9x	20.9x	21.2x
Hub Group, Inc.	18.8x	18.0x	18.2x	20.0x

To provide additional context for the global logistics industry, including XPO, Morgan Stanley also reviewed and compared, using publicly available information, certain current and historical financial information, ratios and public market multiples for the following asset-light freight forwarder companies, contract logistics companies, and integrator companies:

Asset-Light/Freight Forwarder Companies

•	C.H. Robinson Worldwide, Inc.

•	DSV A/S

•	Echo Global Logistics, Inc.

•	Expeditors International of Washington, Inc.

•	Forward Air Corporation

•	Hub Group, Inc.

•	Kuehne + Nagel International AG

•	Landstar System, Inc.

•	Panalpina World Transport Holding Ltd.*

•	Roadrunner Transportation Systems, Inc.

•	Toll Holdings Limited

•	UTi Worldwide Inc.*

•	XPO Logistics, Inc.

Contract Logistics Companies

•	Agility Public Warehousing Company K.S.C.

•	Con-way Inc.

•	Norbert Dentressangle S.A.

•	Ryder System, Inc.

•	Wincanton Plc

Integrator Companies

•	Deutsche Post AG

•	FedEx Corporation

•	United Parcel Service, Inc.

*	Excluded from calculation of high, low and median multiples for Price to estimated 2014 EPS set forth below because such multiples were not meaningful.

For each of the companies in these three industry groups, Morgan Stanley also analyzed for comparative purposes the ratio of aggregate value to estimated 2014 EBITDA and stock price to estimated 2014 EPS. This analysis indicated the following:

Comparable Company Multiples

	High	Low	Median
Aggregate Value to Estimated 2014 EBITDA
Asset-Light/Freight Forwarder Companies	15.2x	7.2x	10.9x
Contract Logistic Companies	5.5x	3.9x	5.1x
Integrator Companies	10.4x	6.6x	7.7x
All Global Logistics Industry Groups*	15.2x	3.9x	9.8x
Price to Estimated 2014 EPS
Asset-Light/Freight Forwarder Companies	23.2x	13.6x	19.6x
Contract Logistic Companies	15.3x	8.8x	11.8x
Integrator Companies	18.8x	15.7x	17.3x
All Global Logistics Industry Groups*	23.2x	8.8x	18.8x

*	Includes high, low and median multiples for the companies in the intermodals industry group summarized above.

Based on the analysis of the relevant metrics for the companies in the intermodals industry group, Morgan Stanley selected representative ranges of financial multiples of 6.5x to 8.5x for the aggregate value to estimated 2014 EBITDA and 16.0x to 21.0x for the price to estimated 2014 EPS. Morgan Stanley then applied these ranges of multiples to the relevant Pacer financial statistic in the Street Case, Adjusted October Management Projections, Sensitivity Case 1 and Sensitivity Case 2 financial projections. Based on the number of outstanding shares of Pacer common stock on a fully-diluted basis (calculated using the treasury stock method), Morgan Stanley calculated the estimated implied value per share of Pacer common stock, rounded to the nearest $0.25, as follows:

Benchmark	Implied Per Share Value
Aggregate Value to Estimated 2014 EBITDA
Street Case	$6.75 – 8.50
Adjusted October Management Projections	$7.00 – 8.75
Sensitivity Cases 1 and 2	$5.75 – 7.25
Price to Estimated 2014 EPS
Street Case	$6.50 – 8.50
Adjusted October Management Projections	$6.25 – 8.25
Sensitivity Cases 1 and 2	$4.50 – 5.75

No company utilized in the comparable company trading multiples analysis is identical to Pacer. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pacer, such as the impact of competition on the businesses of Pacer and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Pacer or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with the merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select global logistics company transactions occurring between May 2001 and December 2013. The transactions reviewed and the month and year each transaction was announced were as follows:

Selected Global Logistics Company Transactions

Date Announced	Target	Acquirer
December 2013	Newgistics, Inc.	Littlejohn & Co., L.L.C.
September 2013	syncreon Holdings Limited	Centerbridge Partners, L.P.
July 2013	Marisol International LLC	Roadrunner Transportation Systems, Inc.*
July 2013	3PD, Inc.	XPO Logistics, Inc.
May 2013	Transplace	Greenbriar Equity Group LLC*
November 2012	Total Quality, Inc.	Forward Air Corporation
November 2012	GEFCO S.A.	JSC Russian Railways (RZD)*
October 2012	Star Track Express Pty Ltd	Australia Post Corporation*
September 2012	Phoenix International, Inc.	C.H. Robinson Worldwide, Inc.
July 2012	LINC Logistics Company	Universal Truckload Services, Inc.
June 2012	Panther Expedited Services, Inc.	Arkansas Best Corporation
May 2012	Caterpillar Logistics Services LLC	Platinum Equity, LLC
March 2012	World Courier Group, Inc.	AmerisourceBergen Corporation*
January 2012	UFC Aerospace Corp.	BE Aerospace, Inc.
June 2011	Korea Express Co., Ltd.	CJ Corporation
November 2010	TDG Plc	Norbert Dentressangle S.A.*
July 2010	ATC Technology Corporation	GENCO Distribution System, Inc.
October 2009	Livingston International Income Fund	Canada Pension Plan Investment Board and Sterling Partners
March 2009	De Post-La Poste	CVC Capital Partners SICAV-FIS S.A.
November 2008	Logwin AG	DELTON AG
July 2008	Compagnie Européen de Prestations Logistiques (CEPL)	Arcapita Bank*
June 2008	ABX Logistics Worldwide SA/NV Group	DSV A/S
April 2008	GEODIS SA	Société Nationale de Chemins de fer Francais
February 2008	TDG Plc	Laxey Partners Ltd
December 2007	BALtrans Holdings Limited	Toll Holdings Limited
October 2007	Christian Salvesen Plc	Norbert Dentrassangle S.A.
May 2007	Jacobson Companies, Inc.	Oak Hill Capital Partners*
May 2007	EGL, Inc.	CEVA Logistics
December 2006	Greatwide Logistic Services	Investcorp*
November 2006	TNT Freight Management	GEODIS SA*
October 2006	Arnold Logistics, LLC	Oak Hill Capital Partners*
August 2006	TNT Logistics	Apollo Management L.P.*
March 2006	SembCorp Logistics	Toll Holdings Limited
January 2006	Koninklijke Frans Maas Groep N.V.	DSV A/S
December 2005	Hoau Logistics Group	TNT N.V.*
October 2005	ACR Logistics	Kuehne + Nagel International AG*
June 2005	ABX Logistics Worldwide SA/NV Group	3i Group plc*
May 2001	USCO Logistics Inc.	Kuehne + Nagel International AG*

*	Excluded from calculation of high, low, mean and median multiples set forth below because such multiples were not available for those transactions.

For each transaction listed above, Morgan Stanley noted the ratio of aggregate value of the transaction to the target company’s last twelve months (“LTM”) EBITDA.

This analysis indicated the following:

Precedent Transactions Multiples

Benchmark	High	Low	Mean	Median
Aggregate Value/LTM EBITDA	22.4x	1.9x	9.6x	8.3x

Based on the analysis of the relevant metrics and time frame for each transaction listed above, Morgan Stanley selected a representative range of financial multiples of 8.0x to 12.0x and applied these ranges of multiples to Pacer’s LTM EBITDA as of September 30, 2013.

Based on the number of outstanding shares of Pacer common stock on a fully-diluted basis (calculated using the treasury stock method), the range of implied values per share of Pacer common stock, rounded to the nearest $0.25, was $6.50 to $9.25.

No company or transaction utilized in the precedent transactions analysis is identical to Pacer or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of Pacer, such as the impact of competition on the business of Pacer or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Pacer or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the merger consideration. The fact that points in the range of implied present value per share of Pacer derived from the valuation of precedent transactions were less than or greater than the merger consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the merger consideration, but one of many factors Morgan Stanley considered.

Premiums Paid Analysis

Morgan Stanley applied an illustrative premium range of 20% to 40% to the closing price of shares of Pacer common stock on January 3, 2014 of $8.33, the volume weighted average price per share of Pacer common stock for the 3-month period ending January 3, 2014, or 3-month VWAP, of $7.95 and the closing price for shares of Pacer common stock on July 23, 2013, which was the last trading day prior to the date on which Pacer’s board of directors resolved to have Morgan Stanley conduct a targeted confidential process to identify potential strategic partners for Pacer, of $6.32. This analysis indicated a range of implied per share values for shares of Pacer common stock, rounded to the nearest $0.25, as follows:

Implied Per Share Value
Closing Price on January 3, 2014	$10.00 – 11.75
3-Month VWAP	$9.50 – 11.25
Closing Price on July 23, 2013	$7.50 – 8.75

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s future earnings. The resulting future equity value is subsequently discounted to arrive at an estimate of the present value for the company’s potential future equity value.

Morgan Stanley calculated ranges of implied equity values per share of Pacer as of January 3, 2014. In arriving at the estimated equity values per share of Pacer, Morgan Stanley applied a range of financial multiples of 15.0x to 19.0x to Pacer’s estimated EPS for calendar year 2015. Morgan Stanley then discounted that equity value from December 31, 2014 to January 3, 2014 using a discount rate of 11.1%. This analysis indicated a range of implied per share values for shares of Pacer common stock, rounded to the nearest $0.25, as follows:

Financial Projection Case	Implied Per Share Value
Street Case	$6.25 – 8.00
Adjusted October Management Projections	$7.75 – 9.75
Sensitivity Case 1 and Sensitivity Case 2	$4.75 – 6.00

In addition, Morgan Stanley performed a discounted equity analysis using the same range of financial multiples of 15.0x to 19.0x applied to Pacer’s estimated EPS for calendar year 2016. Morgan Stanley then discounted that equity value from December 31, 2015 to January 3, 2014 using the same discount rate of 11.1%. This analysis indicated a range of implied per share values for shares of Pacer common stock, rounded to the nearest $0.25, as follows:

Financial Projection Case	Implied Per Share Value
Adjusted October Management Projections	$7.50 – 9.25
Sensitivity Case 1	$2.75 – 3.50
Sensitivity Case 2	$1.50 – 2.00

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of implied equity values per share of Pacer common stock based on estimates of future cash flows for calendar years 2014 to 2016. Morgan Stanley first calculated the present value of unlevered free cash flows of Pacer for the period from 2014 to 2016 using the Adjusted October Management Projections. Morgan Stanley then calculated a terminal value for Pacer by applying a range of perpetual growth rates to the unlevered free cash flow after 2016 ranging from 2.5% to 3.5%. These values were then discounted to present value as of January 3, 2014 using a range of discount rates from 10.1% to 12.1% to calculate an aggregate value for Pacer. This analysis indicated a range of implied per share values for shares of Pacer common stock, rounded to the nearest $0.25, of $7.00 to $9.25.

For illustrative purposes, Morgan Stanley also performed a discounted cash flow analysis to estimate the present value of the free cash flows of Pacer for the same period referred to above, using the same ranges of discount rates and perpetual growth rates referred to above, and Sensitivity Case 1 and Sensitivity Case 2. This analysis indicated a range of implied per share values for shares of Pacer common stock, rounded to the nearest $0.25, of $3.50 to $4.25, based on the Sensitivity Case 1 financial projections, and $2.75 to $3.00, based on the Sensitivity Case 2 financial projections.

XPO Analysis

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of shares of XPO common stock for the 52-week period ending January 3, 2014 and noted that, during such period, the maximum intraday trading price for shares of XPO common stock was $28.35 and the minimum intraday trading price for shares of XPO common stock was $15.48. Morgan Stanley also noted that the closing price for shares of XPO common stock on January 3. 2014 was $28.03.

Equity Research Price Target Analysis

Morgan Stanley reviewed the price targets for shares of XPO common stock prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market-trading price of shares of XPO common stock and were discounted to present value as of January 3, 2014 using a discount rate of 11.1%, which rate was selected based on XPO’s estimated cost of equity. The range of discounted analyst price targets for shares of XPO common stock, rounded to the nearest $0.25, was $22.50 to $28.75, with a median of $25.25.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of XPO common stock and these estimates are subject to uncertainties, including the future financial performance of XPO and future financial market conditions.

Discounted Equity Value Analysis

Morgan Stanley reviewed and compared the historical trading multiples for the common stock of the following four other publicly-traded asset-light/freight forwarder companies: C.H. Robinson Worldwide, Inc., Echo Global Logistics, Inc., Landstar System, Inc. and Roadrunner Transportation Systems, Inc. Using publicly available consensus equity research estimates, Morgan Stanley reviewed for each company the ratio of aggregate value to NTM estimated EBITDA as of January 3, 2014 and the average ratio of aggregate value to NTM estimated EBITDA for the 1-year, 3-year and 5-year periods ending January 3, 2014. This analysis indicated the following:

	January 3, 2014	1-Year	3-Year	5-Year
C.H. Robinson Worldwide, Inc.	11.8x	11.7x	12.8x	13.5x
Echo Global Logistics, Inc.*	9.8x	9.4x	9.2x	9.7x
Landstar System, Inc.	11.3x	10.7x	10.5x	10.8x
Roadrunner Transportation Systems, Inc.**	9.4x	9.9x	9.2x	9.4x

*	5-year average is from the date of the first publicly available equity research estimates in November 2009 following its initial public offering.
**	5-year average is from the date of the first publicly available equity research estimates in June 2010 following its initial public offering.

Using publicly available consensus equity research estimates, Morgan Stanley also reviewed for each company the ratio of stock price to NTM estimated EPS as of January 3, 2014 and the average ratio of stock price to NTM estimated EPS for the 1-year, 3-year and 5-year periods ending January 3, 2014. This analysis indicated the following:

	January 3, 2014	1-Year	3-Year	5-Year
C.H. Robinson Worldwide, Inc.	19.0x	19.7x	22.1x	23.3x
Echo Global Logistics, Inc.*	23.2x	22.8x	23.0x	24.2x
Landstar System, Inc.	20.2x	19.4x	18.9x	19.8x
Roadrunner Transportation Systems, Inc.**	16.2x	17.3x	15.8x	16.2x

*	5-year average is from the date of the first publicly available equity research estimates in November 2009 following its initial public offering.
**	5-year average is from the date of the first publicly available equity research estimates in June 2010 following its initial public offering.

Morgan Stanley performed a discounted equity value analysis to calculate ranges of implied equity values per share for XPO as of January 3, 2014. In arriving at the estimated equity values per share of XPO, Morgan

Stanley applied a range of financial multiples of 18.0x to 22.0x to XPO’s estimated EPS for calendar year 2016. Morgan Stanley then discounted that equity value from December 31, 2015 to January 3, 2014 using a discount rate of 11.1%. This analysis indicated a range of implied per share values for shares of XPO common stock, rounded to the nearest $0.25, of $30.25 to $37.00.

In addition, Morgan Stanley performed a discounted equity analysis by applying a range of financial multiples of 8.5x to 10.5x to XPO’s estimated EBITDA for calendar year 2017. Morgan Stanley then subtracted December 31, 2016 estimated net debt as presented in the XPO Public Projections and divided by the December 31, 2016 estimated share count as presented in the XPO Public Projections. Morgan Stanley then discounted that equity value from December 31, 2016 to January 3, 2014 using a discount rate of 11.1%. This analysis indicated a range of implied per share values for shares of XPO common stock, rounded to the nearest $0.25, of $24.25 to $32.00.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis to calculate a range of implied equity values per share of XPO common stock based on estimates of XPO’s future cash flows for calendar years 2014 to 2016 using the XPO Public Projections. Morgan Stanley first calculated the present value of unlevered free cash flows of XPO. Morgan Stanley then calculated a terminal value for XPO by applying terminal multiples of 8.5x to 10.5x to XPO’s estimated EBITDA for calendar year 2017. These values were then discounted to present value as of January 3, 2014 using a discount rate ranging from 10.1% to 12.1% to calculate an aggregate value for XPO. This analysis indicated a range of implied per share values for shares of XPO common stock, rounded to the nearest $0.25, of $25.50 to $34.75.

Illustrative Pro Forma Analysis

Using the Street Case financial projections and the XPO Public Projections, Morgan Stanley reviewed the potential pro forma effect of the merger on XPO’s estimated EPS for calendar years 2014 and 2015, assuming that XPO finances the acquisition of Pacer either through the issuance of debt, which is referred to below as the Debt Financing Case, or through the issuance of shares of XPO common stock, which is referred to below as the Equity Financing Case. For purposes of this analysis, the Debt Financing Case assumed that XPO would issue debt in the amount of approximately $202 million having an interest rate of LIBOR + 4.25%, with a LIBOR floor of 1.00% as reflected in XPO’s financing commitment letter, and the Equity Financing Case assumed that XPO would issue shares of XPO common stock at an illustrative price of $28.03, which was the closing price per share of XPO common stock on January 3, 2014, for aggregate consideration of approximately $221 million (which was the amount of equity issued in XPO’s August 2013 equity offering to finance the acquisition of 3PD, Inc.). Based on an illustrative transaction closing date of January 3, 2014 and assumed transaction expenses for XPO’s acquisition of Pacer in the amount of approximately $14.5 million, this analysis indicated that the merger could be accretive to XPO’s estimated EPS for calendar years 2014 and 2015 as follows:

	Calendar Year 2014				Calendar Year 2015
	Debt Financing Case		Equity Financing Case		Debt Financing Case	Equity Financing Case
Accretion/(Dilution) to XPO Estimated EPS ($)	$0.15		$0.32		$0.06	$0.06
Accretion/(Dilution) to XPO Estimated EPS (%)	N/M	*	N/M	*	7.0%	7.1%

*	Not meaningful because XPO’s stand-alone estimated 2014 EPS reflects a loss.

General

In connection with the review of the merger by the Pacer board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Pacer or XPO. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Pacer and XPO. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement to such holders and in connection with the delivery of its opinion to the Pacer board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Pacer common stock or XPO common stock might actually trade.

The merger consideration was determined through arm’s length negotiations between the board of directors of Pacer and XPO and was approved by the Pacer board of directors. Morgan Stanley provided advice to the Pacer board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to the Pacer board of directors or that any specific merger consideration constituted the only appropriate merger consideration for the merger. In addition, Morgan Stanley’s opinion does not address the prices at which XPO common stock will trade following consummation of the merger or at any time and Morgan Stanley expressed no opinion or recommendation as to how the shareholders of Pacer should vote at the shareholders’ meeting to be held in connection with the merger.

Morgan Stanley’s opinion and its presentation to the Pacer board of directors was one of many factors taken into consideration by the Pacer board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Pacer board of directors with respect to the merger consideration or of whether the Pacer board of directors would have been willing to agree to different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of XPO, Pacer, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Pacer board of directors financial advisory services and a financial opinion in connection with the merger, and will receive a fee in the estimated amount of approximately $6.3 million for its services, which is contingent upon the closing of the merger. Morgan Stanley will also be reimbursed for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Pacer has agreed to indemnify

Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory services to Pacer unrelated to the merger and has received aggregate fees of approximately $200,000 for such services. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to XPO and have received aggregate fees of approximately $8.9 million for such financing services, including (a) having acted as joint book-running manager in relation to the $144.8 million follow-on equity offering in March 2012, (b) having acted as joint book-running manager in relation to the $143.75 million convertible note offering in September 2012, (c) having acted as joint lead arranger with respect to the $140 million first lien term loan facility and the $55 million second lien term loan facility in July 2013, (d) having acted as joint book-running manager in relation to the $253.6 million follow-on equity offering in August 2013, (e) having acted and acting as agent, joint lead arranger and joint bookrunner in relation to the $125 million revolving loan credit agreement in October 2013 and (f) having assisted XPO Logistics on its October 2013 negotiated conversions of a holder’s XPO 4.50% Convertible Senior Notes due 2017 for XPO common stock. Morgan Stanley may also seek to provide financial advisory and financing services to Pacer and XPO in the future and would expect to receive fees for the rendering of these services. In this regard, on January 22, 2014, XPO notified an affiliate of Morgan Stanley, as agent bank under the revolving loan credit agreement referred to in clause (e) above, that XPO is requesting an increase in the size of the revolving credit facility, and further requested that the affiliate of Morgan Stanley increase its commitment in such amended facility. On January 28, 2014, the affiliate of Morgan Stanley agreed, with Pacer’s consent, to increase the size of its commitment in XPO’s revolving credit facility from $42.5 million to $75 million, for which the affiliate of Morgan Stanley will receive an incremental one-time fee from XPO of approximately $81,000.

Opinion of Houlihan Lokey Financial Advisors, Inc.

At the meeting of Pacer’s board of directors on January 5, 2014, Houlihan Lokey rendered an oral opinion to the Pacer board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated January 5, 2014), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the merger consideration to be received by the holders of shares of Pacer common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Houlihan Lokey’s written opinion, dated January 5, 2014, which is attached as Annex C to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. Houlihan Lokey’s opinion was directed to the Pacer board of directors and only addressed the fairness from a financial point of view of the merger consideration to be received by the holders of Pacer common stock in the merger and does not address any other aspect or implication of the merger. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to Pacer’s board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the merger agreement and related disclosure letters;

•

reviewed certain publicly available business and financial information relating to Pacer and XPO that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Pacer and XPO, including projections contained in certain publicly available research analyst reports and discussed with the managements of Pacer and XPO relating to XPO for the years ending 2014 through 2017 (which we refer to in this section as the “XPO Analysts Projections”);

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Pacer made available to Houlihan Lokey by Pacer, including the Adjusted October Management Projections;

•	spoke with certain members of (i) the management of Pacer and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Pacer and XPO, the merger and related matters, including the process relating to the solicitation of indications of interest from third parties with respect to the merger, together with the discussions and negotiations related thereto and (ii) the management of XPO regarding the business, operations, financial condition and prospects of XPO;

•	compared the financial and operating performance of Pacer and XPO with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for Pacer common stock and XPO common stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey (including information relating to XPO containing or reflecting information relating to Kelron Corporate Services Inc., Turbo Logistics, Inc. and/or Turbo Dedicated, Inc.), discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Pacer advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Pacer, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. With respect to the XPO Analysts Projections, Houlihan Lokey reviewed and discussed such estimates with the managements of Pacer and XPO, and management of XPO advised Houlihan Lokey, and Houlihan Lokey assumed with the consent of Pacer’s board of directors, that such estimates represented reasonable estimates and judgments of the future financial results and condition of XPO, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Pacer or XPO since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (b) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger would be consummated in a timely manner in accordance with the terms described in all such agreements and other such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Pacer or XPO, or otherwise have an effect on the merger, Pacer or XPO or any expected benefits of the merger that would be material to Houlihan Lokey’s analyses or its opinion, and (iii) the revolving credit facility of XPO would be refinanced or otherwise retired upon consummation of the merger, with the proceeds from funding from the Financing Commitment (as defined in the merger agreement) or otherwise.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Pacer, XPO or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and did not express any opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Pacer or XPO is or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Pacer or XPO is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of Pacer or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise Pacer’s board of directors or any other party with respect to alternatives to the merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion. Houlihan Lokey did not express any opinion as to what the value of XPO common stock actually would be when issued pursuant to the merger or the price or range of prices at which Pacer common stock or XPO common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the XPO common stock to be issued in the merger to the holders of Pacer common stock would be listed on the NYSE.

Houlihan Lokey’s opinion was furnished for the use and benefit of Pacer’s board of directors (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without the prior written consent of Houlihan Lokey. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to Pacer’s board of directors, any security holder or any other party as to how to act or vote with respect to any matter relating the merger or otherwise.

Houlihan Lokey was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of Pacer, XPO, their respective security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the merger consideration to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Pacer, XPO, or to any other party, except if and only to the extent expressly set forth in its opinion, (iv) the relative merits of the merger as compared to any alternative business strategies or transactions that might be available for Pacer, XPO or any other party, (v) the fairness of any portion or aspect of the merger to any one class or group of Pacer’s, XPO’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Pacer’s, XPO’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Pacer, XPO, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of Pacer, XPO or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of Pacer’s board of directors, on the assessments by Pacer and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Pacer, XPO and the merger or otherwise. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its opinion to Pacer’s board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Pacer and XPO, such as the impact of competition on the business of Pacer and XPO and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Pacer and XPO or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Pacer, XPO or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Pacer’s and XPO’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Pacer and XPO. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to Pacer’s board of directors in connection with its evaluation of the proposed merger and was only one of many factors considered by Pacer’s board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of Pacer’s board of directors or management with respect to the merger or the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Pacer and XPO, and the decision to enter into the merger was solely that of Pacer’s board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with Pacer’s board of directors in connection with Houlihan Lokey’s opinion rendered on January 5, 2014. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

•	Earnings before interest, taxes, depreciation, and amortization, adjusted, where applicable, for certain non-recurring and non-cash items (“Adjusted EBITDA”).

Unless the context indicates otherwise, (i) per share amounts for Pacer common stock were calculated on a fully diluted basis based on shares, options and warrants outstanding as of October 25, 2013, as provided by management of Pacer, and (ii) Enterprise Values for Pacer were based on an estimated net debt of $(39.7) million as of September 30, 2013.

Unless the context indicates otherwise, the analyses performed below were calculated using the closing prices of Pacer common stock, XPO common stock and those of selected asset-light transportation and logistics companies as of January 3, 2014, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices announced on such date for the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of Adjusted EBITDA for the last twelve months for which financial information has been made public (“LTM”) for Pacer and the selected asset-light transportation and logistics companies were based on publicly available information for Pacer and those asset-light transportation and logistics companies. Estimates for each of (i) Adjusted EBITDA for the next fiscal year (“NFY”) for which financial information has not been made public, and (ii) Adjusted EBITDA for the next fiscal year following NFY (“NFY + 1”), for Pacer were based on estimates provided by Pacer’s management with respect to EBITDA from the Adjusted October Management Projections; there were no further adjustments to such EBITDA. In the case of Pacer, LTM refers to the twelve month period ended September 30, 2013, NFY refers to the calendar year 2013 and NFY + 1 refers to the calendar year 2014. Estimates for each of NFY Adjusted EBITDA and NFY + 1 Adjusted EBITDA for the selected asset-light transportation and logistics companies listed below were based on certain publicly available research analyst estimates for those asset-light transportation and logistics companies. For purposes of certain analyses described below, the term “merger consideration” refers to the implied per share value of the merger consideration of $9.00 consisting of cash consideration of $6.00 per share and stock consideration of $3.00 per share, based on an assumed merger exchange ratio equal to the quotient of $3.00 and the closing price of XPO common stock as of January 3, 2014 of $28.03, (which assumes the merger consideration is within the collar).

Pacer Financial Analyses

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for Pacer common stock. This review indicated that for the one-year period ended January 3, 2014, Pacer common stock had traded in a range between $3.75 and $9.23 per share, as compared to the implied merger consideration value of $9.00 per share.

Houlihan Lokey also reviewed certain historical VWAP for Pacer common stock. This review indicated that for the certain periods ended January 3, 2014 set forth below, the VWAPs for Pacer common stock were as follows:

	1 Trading Day Average	10 Trading Day Average	30 Trading Day Average	60 Trading Day Average	90 Trading Day Average
VWAP Average	$8.37	$8.34	$8.50	$7.93	$7.35

In addition, in light of the increase in trading multiples for Pacer common stock over the prior two years, Houlihan Lokey reviewed the LTM EBITDA trading multiples of Pacer common stock as compared to such trading multiples for asset-light transportation and logistics as of selected dates over the prior two year period. The list of such selected companies and their related LTM EBITDA multiples as of such selected dates are set forth below.

LTM EBITDA Multiple as of
	December 31, 2011	March 31, 2012	June 30, 2012		September 30, 2012	December 31, 2012	March 31, 2013	September 30, 2013	October 23, 2013	January 3, 2014
CH Robinson Worldwide Inc.	15.4x	14.3x	12.5x		12.6x	13.4x	12.4x	12.5x	12.8x	12.3x
Echo Global Logistics, Inc.	12.1x	13.7x	15.8x		13.7x	13.6x	17.7x	15.1x	15.8x	12.4x
Expeditors International of Washington Inc.	11.4x	13.1x	10.7x		10.2x	11.6x	10.7x	13.1x	13.1x	12.7x
Forward Air Corp.	9.5x	10.4x	8.7x		7.9x	9.1x	9.7x	11.2x	11.0x	11.6x
Hub Group Inc.	11.7x	11.7x	11.1x		8.5x	9.3x	10.5x	10.3x	9.7x	10.3x
Kuehne + Nagel International AG	12.1x	13.9x	11.5x		12.9x	13.2x	12.6x	14.7x	13.7x	13.7x
Landstar System Inc.	12.1x	13.1x	11.4x		9.9x	10.6x	11.7x	11.7x	12.0x	12.0x
Panalpina World Transport Holdings Ltd.	7.2x	8.0x	10.5x		9.3x	13.0x	13.1x	20.7x	21.0x	20.7x
Universal Truckload Services Inc.	7.7x	6.0x	5.8x		6.1x	13.9x	8.7x	8.9x	9.3x	9.5x
UTi Worldwide Inc.	7.1x	8.6x	7.6x		7.6x	8.8x	11.4x	17.1x	17.0x	21.8x
Roadrunner Transportation Systems, Inc.	12.9x	12.7x	10.8x		9.5x	11.0x	11.8x	12.9x	13.0x	12.1x
XPO	11.4x	83.2x	NMF	(1)	NMF	NMF	NMF	NMF	NMF	NMF
Wincanton plc	3.2x	3.3x	2.5x		2.7x	3.1x	2.6x	3.4x	4.0x	4.0x

Pacer	5.3x	6.3x	6.2x		5.6x	9.2x	9.3x	9.5x	9.9x	10.9x

(1)	NMF refers to not meaningful figure.

Selected Companies Analysis. Houlihan Lokey calculated enterprise value to Adjusted EBITDA multiples based on certain financial data for Pacer and the following selected Larger-Cap (companies with market capitalizations over $1 billion) and Smaller-Cap (companies with market capitalizations under $1 billion) asset-light transportation and logistics companies, based upon the closing prices of common stock of the following companies as of January 3, 2014. The calculated multiples included (i) enterprise value to LTM Adjusted EBITDA, (ii) enterprise value to estimated NFY Adjusted EBITDA and (iii) enterprise value to estimated NFY + 1 Adjusted EBITDA. The list of selected companies and the related high, low, mean and median multiples for such selected companies; the aggregate mean and median for such selected companies and for Pacer were as follows:

Larger Cap Asset-Light Transportation and Logistics Companies

•	CH Robinson Worldwide Inc.

•	Expeditors International of Washington Inc.

•	Forward Air Corp.

•	Hub Group Inc.

•	Kuehne + Nagel International AG

•	Landstar System Inc.

•	Panalpina World Transport Holding Ltd.(1)

•	UTi Worldwide Inc.(2)

•	XPO(3)

(1)	LTM and NFY excluded from high, low, mean and median data
(2)	LTM excluded from high, low, mean and median data
(3)	LTM, NFY and NFY+1 excluded from high, low, mean and median data

Enterprise Value to
Adjusted EBITDA
	LTM	NFY	NFY + 1
High	13.7x	16.6x	15.2x
Low	10.3x	11.0x	9.4x
Mean	12.1x	12.7x	11.4x
Median	12.2x	12.2x	10.9x

Smaller Cap Asset-Light Transportation and Logistics Companies

•	Echo Global Logistics, Inc.

•	Roadrunner Transportation Systems, Inc.

•	Universal Truckload Services Inc.

•	Wincanton plc

Enterprise Value to
Adjusted EBITDA
	LTM	NFY	NFY + 1
High	12.4x	12.0x	9.6x
Low	4.0x	4.0x	3.9x
Mean	9.5x	9.3x	7.9x
Median	10.8x	10.6x	9.1x

All Selected Asset-Light Transportation and Logistics Companies

Enterprise Value to
Adjusted EBITDA
	LTM	NFY	NFY + 1
Mean	11.1x	12.7x	11.4x
Median	12.2x	12.2x	10.9x

Pacer as of October 23, 2013 (the date prior to the beginning of a significant Pacer common stock price appreciation)	8.0x	7.4x	5.7x
Pacer as of January 3, 2014	10.9x	10.5x	8.3x

From this data, as well as the review of historical LTM EBITDA trading multiples described above, Houlihan Lokey selected an implied per share reference range for Pacer common stock based on using LTM Adjusted EBITDA multiples of 9.5x to 10.5x, NFY Adjusted EBITDA multiples of 9.5x to 10.5x and NFY +1 Adjusted EBITDA multiples of 7.5x to 8.5x. This analysis indicated the following implied per share reference range for Pacer common stock, as compared to the proposed implied merger consideration value:

Implied Per Share Equity Reference Range for Pacer based on:			Implied Merger Consideration Value
LTM Adjusted EBITDA	NFY Adjusted EBITDA	NFY +1 Adjusted EBITDA
$7.15 - $7.79	$7.66 - $8.36	$7.88 - $8.78	$9.00

Selected Transactions Analysis. Houlihan Lokey selected the following publicly announced asset-light transportation and logistics transactions and calculated enterprise value to EBITDA multiples based on the estimated announced purchase prices.

Announcement Date	Target	Acquiror
December 11, 2013	Landstar Supply Chain Solutions, Inc.	XPO
July 15, 2013	3PD, Inc.	XPO
February 12, 2013	Vitran Corp. Supply Chain Operation Division	Legacy Supply Chain, Inc.
September 25, 2012	Phoenix International Freight Services Ltd.	CH Robinson Worldwide Inc.
July 26, 2012	Linc Logistics Company	Universal Truckload Services Inc.
June 14, 2012	Panther Expedited Services, Inc.	Arkansas Best Corporation
December 15, 2011	Vantec Corporation	Hitachi Transport System Ltd.

The calculated multiples included implied enterprise value of the target company as a multiple of LTM EBITDA for which information had been made public as of the announcement date of the relevant transaction. This analysis indicated the following high, low, mean and median multiples for the selected transactions, as compared to the multiple implied by the merger:

Transaction Value to EBITDA LTM
High	12.5x
Low	5.2x
Mean	9.2x
Median	9.8x

Pacer (at implied merger consideration value)	12.4x

From this data, Houlihan Lokey selected an implied per share reference range for Pacer based on using LTM EBITDA multiples of 10.0x to 11.0x and applied to Pacer’s LTM Adjusted EBITDA. This analysis indicated the following implied per share reference range for Pacer, as compared to the proposed implied merger consideration value:

Implied Per Share Equity Reference Range for Pacer	Merger Consideration
$7.47 - $8.11	$9.00

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Pacer by calculating the estimated net present value of the unlevered, after-tax free cash flows that Pacer was forecasted to generate through from 2014 through 2016 based on the Adjusted October Management Projections. See “—Pacer’s Unaudited Prospective Financial Information—Adjusted October Management Projections” for a discussion of the Adjusted October Management Projections. Houlihan Lokey calculated terminal values for Pacer by applying a range of perpetuity growth rates of 4.0% to 5.0% to Pacer’s 2016 estimated unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 11.0% to 13.0%. The discounted cash flow analysis indicated the following implied per share reference range for Pacer, as compared to the proposed merger consideration:

Implied Per Share Equity Reference Range for Pacer	Merger Consideration
$7.09 - $9.89	$9.00

XPO Financial Analysis

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for XPO common stock. This review indicated that for the one-year period ended January 3, 2014, XPO common stock had traded in a range between $15.48 and $28.35 per share, as compared to its closing price of $28.03 as of January 3, 2014, and the minimum XPO reference stock price of $23.12 per share included in the collar.

Houlihan Lokey also reviewed certain historical VWAPs for XPO common stock. This review indicated that for certain periods ended January 3, 2014 set forth below, the VWAPs for XPO common stock were as follows:

	1 Trading Day Average	10 Trading Day Average	30 Trading Day Average	60 Trading Day Average	90 Trading Day Average
VWAP Average	$27.99	$26.48	$23.96	$22.53	$22.42

Discounted Cash Flow Analysis. Houlihan Lokey performed two discounted cash flow analyses of XPO using the XPO Analysts Projections: (i) the estimates of a specific equity research analyst for XPO’s fiscal years 2014-2016, and including revenue and EBITDA estimates for 2017, and referred to Houlihan Lokey by senior executives of XPO, which estimates were the same estimates as those referred to above as “XPO Public Projections” (the “Analyst Estimates”) and (ii) consensus research analyst estimates for XPO’s fiscal years 2014-2016 (the “Consensus Estimates”). In each case, Houlihan Lokey calculated the estimated net present value of the unlevered, after-tax free cash flows that XPO was forecasted to generate through the end of such respective fiscal years, and, (i) in the case of the Analyst Estimates, using (a) estimated depreciation and amortization and estimated capital expenditures for 2017 based on the respective amounts for 2016, grown at the same rate as estimated revenue growth from 2016 to 2017, and (b) estimated changes in net working capital for 2017 based on the average of such changes each fiscal year during 2014-2016, in light of the lack of such 2017 estimated amounts in the Analyst Estimates, and (ii) in the case of the Consensus Estimates, using the estimates of changes in net working capital and capital expenditures as set forth in the Analyst Estimates, in light of the lack of such estimated amounts in the Consensus Estimates. Houlihan Lokey calculated terminal values for XPO by applying two ranges of terminal value EBITDA multiples: (1) for the Analyst Estimates, Houlihan Lokey applied a range of terminal value EBITDA multiples of 8.0x to 10.0x to XPO’s fiscal year 2017 estimated EBITDA and (ii) for the Consensus Estimates, Houlihan Lokey applied a range of terminal value EBITDA multiples of 9.0x to 11.0x to XPO’s fiscal year 2016 estimated EBITDA. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 10.0% to 12.0%. Houlihan Lokey calculated Enterprise Values for XPO based on assumed net debt of $733.9 million, which reflected XPO’s net debt as of September 30, 2013, pro forma for the assumed incurrence of an additional $800 million of debt to fund assumed acquisitions (other than Pacer) and revenue growth (consistent with the approach used in the Analyst Estimates). Houlihan Lokey calculated per share amounts for XPO common stock on a fully diluted basis. The discounted cash flow analysis indicated the following implied per share reference range for XPO as compared to closing price as of January 3, 2014 and the minimum XPO reference stock price of $23.12 per share included in the collar:

Implied Per Share Equity Reference Range for XPO Based on Analyst Estimates	Minimum XPO Reference Stock Price in Collar	XPO Common Stock Price Per Share as of January 3, 2014
$17.99 - $27.17	$23.12	$28.03

Implied Per Share Equity Reference Range for XPO Based on Consensus Estimates	Minimum XPO Reference Stock Price in Collar	XPO Common Stock Price Per Share as of January 3, 2014
$15.15 - $22.64	$23.12	$28.03

Other Matters

Houlihan Lokey was engaged by Pacer to provide an opinion to Pacer’s board of directors regarding the fairness from a financial point of view of the merger consideration to be received by the holders of Pacer common stock in the merger. Pacer engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, Pacer shall pay Houlihan Lokey $500,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the merger. Pacer has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Pacer, XPO or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Pacer, XPO, other participants in the merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Pacer’s Unaudited Prospective Financial Information

Pacer does not as a matter of course make public projections beyond the current year as to future sales, earnings, or other results, and Pacer is especially cautious of making financial projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the review of the merger, Pacer provided, among other information, the July Management Projections and the October Management Projections prepared by Pacer’s senior management to Pacer’s board of directors, XPO and Morgan Stanley and Houlihan Lokey, as more specifically described below. In addition, Pacer provided, among other information, the Adjusted October Management Projections prepared by Pacer’s senior management to Pacer’s board of directors, Morgan Stanley and Houlihan Lokey, as more specifically described below (we refer to the July Management Projections, the October Management Projections and the Adjusted October Management Projections, including Sensitivity Case 1 and Sensitivity Case 2 (as defined below), collectively as the “Financial Projections”).

The Financial Projections were, in general, prepared solely for internal use and are subjective in many respects and therefore subject to interpretation. The inclusion of the Financial Projections in this proxy statement/prospectus should not be regarded as an indication that any of Pacer, XPO, Morgan Stanley or Houlihan Lokey, or any other recipient of this information considered, or now considers, the Financial Projections to be necessarily predictive of actual future results. While presented with numeric specificity, the Financial Projections reflect numerous estimates and assumptions made by the senior management of Pacer, all of which are difficult to predict and many of which are beyond Pacer’s control. Important factors that may affect actual results and cause the failure to achieve internal Financial Projections include, but are not limited to, the risks and uncertainties described in the “Risk Factors” section of Pacer’s Form 10-K for the fiscal year ended December 31, 2012, in each case as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference in this proxy statement/prospectus. The Financial Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Financial Projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the merger or any changes to Pacer’s operations or strategy that may be implemented after the merger is consummated. Accordingly, there can be no assurance that the Financial Projections will be realized or that actual results will not be materially different than estimated.

Pacer will make publicly available its actual results of operations for the year ended December 31, 2013 in an Annual Report on Form 10-K. You should review this Annual Report on Form 10-K when it becomes available. Pacer’s filings with the SEC are available at www.sec.gov. Readers of this proxy statement/prospectus are strongly cautioned not to place undue reliance on the Financial Projections set forth below.

The inclusions of the Financial Projections in this proxy statement/prospectus should not be regarded as an indication that any of Pacer, XPO or their affiliates, advisors, officers, directors or representatives considered or consider the Financial Projections to be predictive of actual future events, and the Financial Projections should not be relied upon as such. None of Pacer, XPO or their affiliates, advisors or representatives can give any assurance that actual results will not differ from the Financial Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Financial Projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error. None of Pacer, XPO or their affiliates, advisors, officers, directors or representatives intends to make publicly available any update or other revisions to the Financial Projections, except as required by law. None of Pacer, XPO or their affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Pacer compared to the financial information contained in the Financial Projections that forecasted results will be achieved. Pacer has made no representation to XPO or its affiliates, advisors, officers, directors or representatives, in the merger agreement or otherwise, concerning the Financial Projections.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of Pacer’s management, the Financial Projections were prepared on a reasonable basis and reflected the best estimates and judgments available at the time such Financial Projections were prepared. With respect to the Adjusted October Management Projections, such Financial Projections represented the best currently available estimates and judgments of Pacer management as of January 5, 2014 (the date of the opinions of each of Morgan Stanley and Houlihan Lokey) as to the future financial performance of Pacer. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on such information. Neither Pacer’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Pacer Financial Projections.

July Management Projections

From August 2013 through early October 2013, Pacer’s senior management and representatives of Morgan Stanley had in-person meetings and/or engaged in intermittent discussions with 11 parties who had then expressed interest in exploring a strategic transaction with Pacer. During that phase of due diligence, each of the 11 parties, including XPO, was provided with the July Management Projections below, and the July Management Projections had previously been provided to Morgan Stanley. The July Management Projections included the following material financial information:

	Fiscal Year Ending December 31,					CAGR ’13E- ‘16E
($mm, except per share)	2012A	2013E	2014E	2015E	2016E
Revenue(1)	$1,027.7	$1,019.0	$1,156.3	$1,390.8	$1,562.7	15.3%
Operating Income	$8.9	$20.8	$30.1	$39.3	$44.2	28.5%
EBITDA(2)	$16.9	$29.3	$39.2	$48.4	$53.3	22.1%
Diluted Earnings Per Share	$0.12	$0.35	$0.49	$0.65	$0.72	27.8%

(1)	Effective January 1, 2013 Pacer now acts as Union Pacific’s network manager for US-Mexico cross-border shipments. Pacer is compensated on a fee basis for such services and these fees are recorded as revenues in 2013. Pacer no longer collects and passes through the rail transportation costs to automotive intermediaries servicing the US-Mexico business. Accordingly, adjustments were made to exclude these costs from revenues and cost of purchased transportation to present 2012 on a net basis.
(2)	Pacer defines EBITDA as earnings before interest and taxes less depreciation and amortization. Management uses EBITDA in its analysis of Pacer’s underlying business and operating performance. Management also uses EBITDA for operational planning and decision-making purposes. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for any GAAP measure. Additionally, EBITDA as presented may not be comparable to similarly titled measures reported by other companies.

October Management Projections

At the October 7, 2013 meeting of Pacer’s board of directors, senior management presented the October Management Projections to Pacer’s board of directors, which had been updated from the July Management Projections to take into account certain developments in Pacer’s business since the July Management Projections, including the impact of a multi-year contract that had recently been renegotiated and certain risk adjustments deemed appropriate by management relating to volume and revenue growth rates, margin improvements and productivity assumptions, resulting in net downward adjustments of future years’ projected revenue, operating income, EBITDA and diluted earnings per share. The October Management Projections were provided to the three parties that had expressed an indication of interest on October 3, 2013, including XPO, as well as Morgan Stanley and Houlihan Lokey. The October Management Projections included the following material financial information:

	Fiscal Year Ending December 31,					CAGR ’13E- ‘16E
($mm, except per share)	2012A	2013E	2014E	2015E	2016E
Revenue(1)	$1,027.7	$987.5	$1,172.6	$1,404.9	$1,558.2	16.4%
Operating Income	$8.9	$19.0	$28.9	$35.0	$37.4	25.2%
EBITDA(2)	$16.9	$27.5	$38.0	$44.1	$46.5	19.1%
Diluted Earnings Per Share	$0.12	$0.30	$0.47	$0.57	$0.61	26.8%

(1)	See footnote 1 under “—July Management Projections.”
(2)	See footnote 2 under “—July Management Projections.”

Adjusted October Management Projections

At the October 22 and 23, 2013 meeting of Pacer’s board of directors, senior management presented its final 2014 strategic plan, which was based on, among other things, senior management’s then-current internal projections through 2016, which had been updated since the October Management Projections to take into account certain risk adjustments deemed appropriate by management relating to volume and revenue growth rates, resulting in modest net downward adjustments of 2013 and future years’ projected revenue, operating income, EBITDA and earnings per share. The Adjusted October Management Projections were provided to Morgan Stanley and Houlihan Lokey. The Adjusted October Management Projections included the following material financial information:

	Fiscal Year Ending December 31,					CAGR ’13E- ‘16E
($mm, except per share)	2012A	2013E	2014E	2015E	2016E
Revenue(1)	$1,027.7	$987.2	$1,171.4	$1,407.3	$1,561.1	16.5%
Operating Income	$8.9	$17.2	$24.5	$35.0	$37.3	29.4%
EBITDA(2)	$16.9	$25.7	$33.6	$44.1	$46.4	21.8%
Diluted Earnings Per Share	$0.12	$0.28	$0.40	$0.57	$0.61	29.1%

(1)	See footnote 1 under “—July Management Projections.”
(2)	See footnote 2 under “—July Management Projections.”

At the request of Pacer’s board of directors, for the purpose of fully evaluating and assessing market and execution risk associated with Pacer’s long-term strategic plan, senior management also prepared and provided to Pacer’s board of directors two sensitivity cases to the Adjusted October Management Projections to reflect the potential impact on Pacer’s cash flows if the volumes and margins in the Adjusted October Projections were lower than anticipated due to macroeconomics and other conditions affecting Pacer’s business (we refer to such sensitivity cases as “Sensitivity Case 1” and “Sensitivity Case 2”). Sensitivity Case 1 and Sensitivity Case 2 were provided to Morgan Stanley and Houlihan Lokey.

The information presented above constitutes forward-looking statements. For additional information regarding factors which may cause actual results to differ from the Financial Projections, see risk factors described in this proxy statement/prospectus as well as in Pacer’s most recent SEC filings. See “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

XPO’s Reasons for the Merger

XPO believes that the merger between XPO and Pacer will make XPO the third largest North American provider of intermodal services, one of the fastest-growing areas of transportation logistics. XPO also believes that the merger will also make XPO the largest provider of intermodal services in the burgeoning cross-border Mexico market. After the closing, XPO expects to have approximately 3,100 employees at 122 locations facilitating more than 22,000 freight movements a day.

In evaluating the merger, the XPO board of directors consulted with XPO’s management and legal and financial advisors. The XPO board of directors determined the merger to be in the best interest of XPO based on, among other factors, its belief that the merger will:

•

Help XPO expand into the intermodal sector. XPO believes that the merger is consistent with its strategy of building a premier supply chain offering by acquiring leading positions in the fastest-growing logistics sectors in North America. XPO believes that the merger will help it expand into the intermodal transportation sector, a $15 billion market that has been growing at a rate of three to five times GDP, and lower the long-haul transportation costs of its customers by up to 20 percent, compared to trucking options.

•	Complement XPO’s growth strategy. XPO believes that the capabilities of XPO and Pacer are extremely complementary. Many of XPO’s 9,500 customers are small to mid-sized shippers and are candidates for conversion to intermodal for their long-haul freight spend. In addition, Pacer’s existing customer base will have direct access to the freight brokerage, last-mile logistics and expedited transportation services XPO offers. In total, XPO believes the combined company will serve approximately 12,000 customers with expanded capacity and a broader range of services that XPO expects will generate significant revenue growth.

•	Allow XPO to capitalize on strong growth in Mexico. Cross-border Mexico is one of the fastest-growing intermodal marketplaces in North America, driven by a shift to near-shoring by manufacturers. Mexico offers a competitively priced labor force and faster speed-to-market than overseas locales such as China — and compared to truckload, rail can offer a more cost-effective way to move freight cross-border. In addition, the Mexican government and railroads have made significant investments in the country’s transportation infrastructure. XPO believes that Pacer’s position as the largest provider of intermodal services between the U.S. and Mexico is a competitive advantage in capitalizing on growth trends.

•	Create a stronger balance sheet; lower cost of capital; improved liquidity. XPO believes that the merger will allow it to benefit from improved liquidity and create a stronger balance sheet and capital structure, along with a lower cost of capital.

•	Enhance service offering and deepen customer relationships. XPO expects that the combined company’s expanded capacity and broader range of services will generate significant profitable growth, strengthen XPO’s relationships with existing customers and enable it to serve more customers, as many shippers are choosing to consolidate 3PL services with fewer and larger providers that have deep capacity and a broad range of services.

Interests of Pacer’s Directors and Executive Officers in the Merger

Details of the beneficial ownership of Pacer’s directors and executive officers of Pacer common stock are set out in the section of this proxy statement entitled “Securities Ownership of Certain Beneficial Owners and Management.” In addition to their interests in the merger as stockholders, certain of Pacer’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Pacer’s stockholders generally. In considering the recommendation of the Pacer board of directors with respect to the merger, Pacer shareholders should be aware of these interests. The Pacer board of directors was aware of these interests and considered them, among other matters, in reaching the determination to approve the merger agreement and the merger and making the recommendation that shareholders approve the proposal to adopt the merger agreement. These interests are described below.

Indemnification and Exculpation of Directors and Executive Officers

Pacer directors and executive officers are entitled to certain continued indemnification and insurance coverage under the merger agreement after the merger is completed. For a more complete description, please see “The Merger Agreement—Other Covenants and Agreements—D&O Indemnification and Insurance”.

Treatment of Outstanding Equity Awards

Under the terms of the merger agreement, Pacer equity awards held by directors and executive officers of Pacer that are outstanding immediately prior to the effective time of the merger will be subject to the following treatment:

•

Stock Options. At the effective time of the merger, each outstanding option to purchase shares under Pacer’s stock plans, (less applicable taxes required to be withheld) vested or unvested, will be cancelled and will entitle the holders of the options to receive an amount in cash (less applicable taxes required to be withheld) equal to the total number of shares subject to the option immediately prior to the effective time multiplied by the excess, if any, of (1) the sum of (a) the per share cash consideration plus (b) an amount in cash equal to the product of (i) the XPO reference stock price and (ii) the per share stock consideration (such sum, the “option cash amount”), over (2) the exercise price per share under the stock option. If the exercise price of a Pacer option is greater than or equal to the option cash amount, the option will be cancelled for no consideration.

•	Restricted Shares. At the effective time of the merger, each outstanding Pacer common share subject to vesting, repurchase or other lapse restrictions (a “restricted share”) will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted share, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

•	Restricted Stock Units. At the effective time of the merger, each outstanding restricted stock unit granted under Pacer’s stock plans will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted stock unit, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

•	Performance Stock Units. At the effective time of the merger, each performance stock unit under Pacer’s stock plans, to the extent unvested, will vest as follows: for completed performance periods, the portion of the performance stock unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement will vest, and for performance periods that have not been completed as of the effective time, the related performance stock units will vest as if the target level of performance had been achieved as of the effective time. Each such vested performance stock unit will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration, less applicable taxes required to be withheld with respect to such payment (which will be withheld from the per share cash consideration portion of the merger consideration).

Summary Information Regarding Equity Awards

Pacer’s compensation program for non-employee directors includes an annual grant of restricted shares valued at $55,000, which grant cliff-vests on March 5 of the following year. The following non-employee directors of Pacer will be granted on March 5, 2014, awards of restricted shares valued at $55,000 per director on the date of grant, which will be cancelled at the effective time of the merger and will entitle the director to receive the merger consideration multiplied by the number of restricted shares granted: Dennis A. Chantland, J. Douglass Coates, P. Michael Giftos, Robert J. Grassi, Robert D. Lake, and Robert F. Starzel.

With respect to equity compensation awards held by Pacer’s current executive officers, the following table shows, as of February 20, 2014, (1) the number of shares of Pacer common stock underlying outstanding unvested options and the estimated equivalent market value of such options based on the merger consideration, (2) the number of shares of Pacer common stock underlying outstanding unvested performance stock units for uncompleted performance periods and the estimated equivalent market value of such units based on the merger consideration, and (3) the number of shares of Pacer common stock underlying outstanding unvested performance stock units for completed performance periods and the estimated equivalent market value of such units based on the merger consideration. None of Pacer’s current executive officers hold any restricted stock units or restricted stock that would vest upon the effective time of the merger. This table does not include any awards that are currently vested or are scheduled to vest in the ordinary course prior to the effective time of the merger.

Name	Shares Underlying Options (#)	Value of Options ($)(a)	Estimated Shares Underlying PSUs for Completed Periods (#)(b)	Estimated Value of PSUs for Completed Periods ($)(a)	Shares Underlying PSUs for Uncompleted Periods (#)(c)	Value of PSUs for Uncompleted Periods ($)(a)	Total Value of Equity Awards($)(a)(d)
Daniel W. Avramovich	945,176	$3,232,166	35,764	$321,876	109,705	$987,345	$4,541,387

Jeffrey J. Cook	16,587	$77,959	1,285	$11,565	4,190	$37,710	$127,234

John J. Hafferty	123,160	$522,706	8,421	$75,789	25,465	$229,185	$827,680

Florian Kete	46,622	$197,869	3,187	$28,683	9,641	$86,769	$313,321

Michael F. Killea	144,062	$611,417	9,848	$88,632	29,788	$268,092	$968,141

Julie A. Krehbiel	69,114	$293,735	5,355	$48,195	17,458	$157,122	$499,052

Robert W. Noonan	135,982	$577,125	9,298	$83,682	28,117	$253,053	$913,860

Paul V. Smith	34,218	$146,239	2,360	$21,240	7,178	$64,602	$232,081

F. Franklin Sutherland	51,614	$209,140	3,330	$29,970	9,677	$87,093	$326,203

James E. Ward	75,114	$318,793	5,135	$46,215	15,531	$139,779	$504,787

(a)	The amounts disclosed in these columns assume a merger consideration with a cash value of $9.00 (the sum of (1) $6.00 in cash, plus (2) an assumed $3.00 cash value for the aggregate value of XPO common stock received in exchange for each share of Pacer common stock).
(b)	For completed performance periods, the number of shares disclosed in this column is determined based on actual achievement of performance goals for the period.
(c)	For uncompleted performance periods, the number of shares disclosed in this column is determined assuming achievement of performance goals at the target level.
(d)	Pursuant to amendments to employment agreements with certain of the executive officers, other than Messrs. Cook and Ward, such executive officers are required to invest upon the effective time of the merger in shares of common stock of XPO with an aggregate value at that time equal to 50% of the after-tax value of the amounts received for the executive officer’s outstanding options and unvested performance stock units in connection with the merger. The executive officers are required to retain half of those XPO shares until the first anniversary of the effective time of the merger and the other half of such shares until the second anniversary thereof.

Compensation Decisions for 2014

The merger agreement permits Pacer to implement increases in employee base salaries in January 2014 in connection with its ordinary course annual base salary review process, in amounts in the ordinary course of business consistent with past practice that do not exceed 10% for any individual or 3% in the aggregate. The merger agreement also permits the payment of earned but unpaid annual bonuses with respect to the 2013 calendar year at such times and in such amounts in the ordinary course of business consistent with past practice, in accordance with the terms of the 2013 bonus plan, provided that the aggregate amount of such bonuses may not exceed $4.0 million and the maximum amount payable to any officer may not exceed the amount set forth in Pacer’s 2013 performance bonus plan. The merger agreement also permits Pacer to establish performance targets, maximums, and performance goals for annual bonuses with respect to the 2014 calendar year in the ordinary course of business consistent with past practice, with such performance goals being not easier to achieve than the goals established for 2013. On October 23, 2013, Pacer’s compensation committee approved the 2014 bonus plan, which is substantially consistent with the 2013 bonus plan.

Employment Agreements With Executive Officers

Pacer previously entered into employment agreements with its executive officers, Daniel W. Avramovich, Jeffrey J. Cook, John J. Hafferty, Florian Kete, Michael F. Killea, Julie A. Krehbiel, Robert W. Noonan, Paul V. Smith, F. Franklin Sutherland, and James E. Ward. Pursuant to these employment agreements, the executives are entitled to cash severance benefits following certain qualifying terminations of employment. In particular, upon a termination of the executive’s employment by Pacer without “cause”, the executive is entitled to (1) continued salary payments for a period of twelve months following termination (except for Mr. Killea, whose severance period is twenty-four months, and Messrs. Cook, Kete, Noonan, Smith and Sutherland, each of whose severance period is six months), (2) a pro-rated bonus for the year in which termination occurred, and (3) solely with respect to Mr. Killea, continued use of a company vehicle (or an equivalent monthly car allowance) for the duration of his severance period, and reimbursement of COBRA health insurance premiums for up to eighteen months following termination of employment. As defined under the employment agreements, “cause” means willful misconduct with respect to the business and affairs of Pacer; willful neglect of the executive’s duties or the failure to follow the lawful directions of the Board or more senior officers of Pacer to whom the executive reports (including violation of any material policy of Pacer applicable to the executive); the material breach of any provision of the employment agreement or any other written agreement between the executive and Pacer (provided that, if the breach is capable of being cured, the executive shall have thirty days to cure any such breach following receipt of notice thereof); the executive’s commission of a felony or an act of fraud or financial dishonesty with respect to Pacer; or the executive’s conviction of a crime involving moral turpitude or fraud.

In February 2008, Pacer’s compensation committee approved a supplemental severance program, which doubled the period during which severance in the form of continued salary would be paid up to a maximum of twenty-four months, if the executive’s employment were to be terminated by Pacer without “cause” or by the executive with “good reason” within the eighteen month period following a change in control of Pacer. “Cause” is defined by reference to the definition in the applicable employment agreement. “Good reason” means any reduction in the executive’s annual base salary, target bonus percentage or opportunity, employee benefits, or fringe benefits required to be provided under the executive’s employment agreement (provided that Pacer shall have thirty days to cure any such reduction following receipt of notice thereof); any material reduction in the executive’s position, title, duties, reporting responsibilities or authorities (provided that Pacer shall have thirty days to cure any such reduction following receipt of notice thereof); any material breach by Pacer of its obligations to the executive under any employment or other written agreement between Pacer and the executive (provided that Pacer shall have thirty days to cure any such breach following receipt of notice thereof); or Pacer’s requirement that the executive relocate his principal office or place of employment with Pacer or its subsidiary to a location that is more than fifty miles from the present location of the executive’s principal office. Each of Pacer’s executive officers has signed a Supplemental Severance Benefit Letter consistent with the form approved by Pacer’s compensation committee.

As a condition to entering into the merger agreement, each of the executive officers other than Mr. Cook, and Mr. Ward entered into amendments to their employment agreements with Pacer, under which each executive agreed (among other things) to the termination and forfeiture of the enhanced severance benefits provided under the terms of the Supplemental Severance Benefit Letter. The amendments are described in more detail below under “Amendments to Employment Agreements with Executive Officers.”

Amendments to Employment Agreements With Executive Officers

In connection with the execution of the merger agreement, certain of Pacer’s executive officers (Daniel W. Avramovich, John J. Hafferty, Florian Kete, Michael F. Killea, Julie A. Krehbiel, Robert W. Noonan, Paul V. Smith and F. Franklin Sutherland) entered into amendments to their employment agreements with Pacer that will become effective upon the effective time of the merger. XPO is also a party to the employment agreement amendments. The employment agreement amendments provide for the following:

•	A fixed term of employment through December 31, 2016, subject to earlier termination in accordance with the terms of the employment agreement as so amended.

•	The termination and forfeiture of the executive’s enhanced severance benefits payable by Pacer following a change in control pursuant to the existing Supplemental Severance Benefit Letter between Pacer and the executive.

•	The extension of the executive’s non-competition and non-solicitation covenants in favor of XPO and its affiliates to the later of December 31, 2016, or one year from the effective date of the termination of the executive’s employment with XPO for any reason (except that, in the case of Messrs. Kete, Noonan, Smith and Sutherland, such extension is for (a) one year from the effective date of the termination of his employment with Pacer for any reason if such termination occurs on or prior to December 31, 2016, or (b) six months from the effective date of the termination of his employment with Pacer for any reason if such termination occurs after December 31, 2016).

•	The executive’s investment upon the effective time of the merger in shares of common stock of XPO with an aggregate value at that time equal to 50% of the after-tax value of the amounts received by the executive with respect to the executive’s Pacer options, and unvested restricted shares, restricted stock units, and performance stock units, in each case, outstanding immediately prior to the effective time of the merger (the “Equity Rollover Amount”), and the executive’s retention of one-half of such shares until the first anniversary of the effective time of the merger and the other half of such shares until the second anniversary thereof.

•	The grant by XPO to the executive of restricted stock units under XPO’s Amended and Restated 2011 Omnibus Incentive Compensation Plan (the “XPO Incentive Plan”) with an aggregate fair market value at the effective time of the merger equal to 50% of the value of the base salary continuation severance benefit that the executive would otherwise have been entitled to receive under the executive’s Supplemental Severance Benefit Letter, with such restricted stock units vesting 25% upon the effective time of the merger and 25% on each of December 31, 2014, 2015 and 2016, subject to Executive’s continued employment through each such date, and subject to a retention period ending on December 31, 2016 (the “Initial XPO Grant”). In the event that the executive’s employment is terminated without “cause” or by the executive for “good reason” within the eighteen months following the effective time of the merger, the executive will vest in the number of restricted stock units scheduled to vest on the nearest approaching vesting date. In the event that the executive’s employment is terminated without “cause” or by the executive for “good reason” other than during the eighteen month period following the effective time of the merger, the executive will vest in a number of restricted stock units equal to the product of (a) the number of restricted stock units scheduled to vest on the nearest approaching vesting date, and (b) a fraction equal to the number of the days from the last vesting date through the date of termination of employment divided by 365.

•	The grant by XPO to the executive of additional restricted stock units under the XPO Incentive Plan with an aggregate fair market value at the effective time of the merger equal to 50% of the Equity Rollover Amount, with such additional restricted stock units vesting 33.4% on the first anniversary of the effective time of the merger and 33.3% on each of the second and third anniversaries thereof, subject to Executive’s continued employment through each such date, and subject to a retention period ending on the third anniversary of the effective time of the merger (the “Additional XPO Grant”). In the event that the executive’s employment is terminated by XPO without “cause” or by the executive for “good reason,” the executive will vest in a number of restricted stock units equal to the product of (a) the number of restricted stock units scheduled to vest on the nearest approaching vesting date, and (b) a fraction equal to the number of the days from the last vesting date (or the effective time of the merger, if no vesting date has yet occurred) through the date of termination of employment divided by 365.

•	The accelerated vesting of all XPO restricted stock units upon the occurrence of a “change of control” of XPO while the executive is still employed by XPO or upon the executive’s death or “disability” (each as defined in the XPO Incentive Plan).

Under the amendments to the employment agreements, “cause” means willful misconduct or gross negligence in the performance of duties; substantial failure or willful refusal to perform duties reasonably assigned to the executive or to follow lawful directives of the Board or the Chief Executive Officer of XPO; the commission of any fraud, embezzlement, theft or any act of material dishonesty that is injurious to XPO; any deliberate misappropriation of XPO’s assets; a material breach of the employment agreement or any equity compensation agreement; a material breach of the executive’s fiduciary duties to XPO; any willful act or failure to act in bad faith to XPO’s material detriment; willful failure to cooperate when requested with a governmental or internal investigation of XPO or its directors, managers, officers, or employees; or conviction of or plea of no contest to a felony or other serious crime, in each case, provided that XPO will first provide the executive with notice thereof and, where cure is possible, allow the executive a period of fifteen days to cure the event constituting “cause.”

Under the amendments to the employment agreements, “good reason” means a reduction in annual base salary, target bonus percentage or opportunity, aggregate employee benefits, or fringe benefits required to be provided to the executive under the employment agreement (provided that XPO shall have thirty days to cure any such reduction following receipt of notice thereof); the assignment of the executive to a position substantially inconsistent with the executive’s professional skills and experience level as of the effective time of the merger (provided that XPO shall have thirty days to cure any such reassignment following receipt of notice thereof); any material breach by XPO of its obligations to the executive under any employment or other written agreement between the executive and XPO (provided that XPO shall have thirty days to cure any such breach following receipt of notice thereof); or XPO’s requirement that the executive relocate the executive’s principal office or place of employment with XPO or its subsidiary to a location that is more than fifty (50) miles from the present location of the executive’s principal office. The amendments specifically provide, however, that the transactions contemplated by the merger agreement, or any changes to the executive’s position, title, duties, reporting responsibilities or authorities (1) in connection with the transactions contemplated by the merger agreement, (2) associated with the executive no longer being a public company executive, or (3) relating to Pacer becoming a subsidiary of another company, will not constitute “good reason.”

Employee Benefits

Please refer to “The Merger Agreement—Other Covenants and Agreements—Employee Benefits Matters” for a discussion of the employee benefits to be provided to Pacer employees, including any executive officers, who remain at the combined company following the merger.

Golden Parachutes

In accordance with Item 402(t) of Regulation S-K, the tables below set forth the compensation that is based on or otherwise relates to the merger that may become payable to each of Pacer’s named executive officers: Daniel W. Avramovich, John J. Hafferty, Paul C. Svindland, Michael F. Killea, and Robert W. Noonan. Please see the previous portions of this section for additional information regarding this compensation. The tables do not include information with respect to Paul Svindland, Pacer’s former Executive Vice President and Chief Operating Officer, whose employment with Pacer was terminated effective January 13, 2014. The amounts indicated below are estimates of the amounts that would be payable assuming, solely for purposes of these tables, that the merger consideration has a cash value of $9.00, that the merger is consummated on March 31, 2014, and that the employment of each of the named executive officers is terminated other than for cause or the named executive officer resigned for good reason, in each case on that date. Accordingly, the ultimate values to be received by a named executive officer in connection with the merger may differ from the amounts set forth below. As described below, some of the amounts set forth in the tables would be payable by virtue of the consummation of the merger (“single-trigger” payments), while other amounts would be payable only if a termination of employment occurs at the effective time of the merger (“double-trigger” payments).

Golden Parachute Compensation Subject to Advisory Vote

Name(a)	Cash(b)	Equity(c)	Pension / NQDC	Perquisites / Benefits(d)	Tax Reimbursement	Other	Total
Daniel W. Avramovich, President, Chief Executive Officer, and Chairman of the Board	$687,500	$4,541,387	—	—	—	—	$5,228,887
John J. Hafferty, Executive Vice President and Chief Financial Officer	$374,456	$827,680	—	—	—	—	$1,202,136
Michael F. Killea, Executive Vice President, Chief Legal Officer and General Counsel	$827,348	$968,141	—	$51,902	—	—	$1,847,390
Robert W. Noonan, Executive Vice President—International Logistics	$216,300	$913,860	—	—	—	—	$1,130,160

(a)	The names in this column are those of Pacer’s named executive officers as reported in Pacer’s 2013 proxy statement on Schedule 14A filed with the SEC on March 13, 2013, but excluding Paul Svindland, whose employment with Pacer was terminated effective January 13, 2014.
(b)	As described in more detail above, the amounts in this column represent “double-trigger” cash severance equal to twelve months of each named executive officer’s base salary (other than with respect to Mr. Killea, who is entitled to cash severance equal to twenty-four months of his base salary, and Mr. Noonan, who is entitled to cash severance equal to six months of his base salary) and a pro-rated bonus for 2014, which the officer would be entitled to receive upon a termination of employment by Pacer without cause or by the executive for good reason, in accordance with the executive’s employment agreement. The pro-rated bonus calculation assumes that the bonus is earned at the target level of achievement of the applicable performance goals and that the executive officer terminated employment effective March 31, 2014 (resulting in a pro-ration percentage of 25%).

(c)	The amounts in this column represent the value of unvested equity-based awards held by the named executive officers, which will be cancelled at the effective time of the merger in exchange for the holder’s right to receive (1) with respect to options, the excess of the option cash amount over the exercise price per share of each option, multiplied by the number of shares subject to the outstanding options, and (2) with respect to performance stock units, the merger consideration multiplied by the number of shares subject to the outstanding units. As described in more detail above, these benefits are “single-trigger” because they are payable upon consummation of the merger, pursuant to the terms of the merger agreement. In accordance with SEC rules, for purposes of determining the value of the equity awards, the price per share utilized is equal to an assumed cash value of the merger consideration of $9.00. The amounts in this column consist of:

Name	Options (1)	Performance Stock Units (2)	Total (3)
Daniel W. Avramovich	$3,232,166	$1,309,221	$4,541,387
John J. Hafferty	$522,706	$304,974	$827,680
Michael F. Killea	$611,417	$356,724	$968,141
Robert W. Noonan	$577,125	$336,735	$913,860

1.	Represents amounts to be paid with respect to outstanding unvested Pacer options held by the named executive officers, which will be cancelled upon the effective time of the merger. The amounts were determined by multiplying the number of shares of Pacer common stock subject to the options, by the excess, if any, of the option cash amount over the exercise price per share of each option.
2.	Represents amounts to be paid with respect to outstanding unvested Pacer performance stock units held by the named executive officers. The amounts were determined (a) with respect to performance stock units for which the performance period has not been completed as of the effective time of the merger, by multiplying the number of shares underlying the performance stock units (calculated assuming a target level of performance) by the merger consideration, and (b) with respect to performance stock units for which the performance period has been completed as of the effective time of the merger, by multiplying the number of shares underlying the performance stock units (calculated based on actual achievement for the performance goals for the applicable period) by the merger consideration.
3.	Under the amendments to the employment agreements required by XPO as a condition to entering into the merger agreement, the executive officers must invest upon the effective time of the merger in shares of common stock of XPO with an aggregate value at that time equal to 50% of the after-tax value of the amounts received by the executive with respect to these equity-based awards and with respect to any outstanding vested Pacer options. The executive officers must retain half of such XPO shares until the first anniversary of the effective time of the merger and the other half of such shares until the second anniversary thereof.
(d)	The amounts in this column represent the value of provision of a company vehicle or monthly car allowance for twenty-four months after termination of employment and reimbursement of COBRA premiums for eighteen months after termination of employment.

Golden Parachute Compensation Not Subject To Advisory Vote

Name(a)	Cash	Equity(b)	Pension / NQDC	Perquisites / Benefits	Tax Reimbursement	Other	Total
Daniel W. Avramovich, President, Chief Executive Officer, and Chairman of the Board	—	$1,434,110	—	—	—	—	$1,434,110
John J. Hafferty, Executive Vice President and Chief Financial Officer	—	$477,694	—	—	—	—	$477,694
Michael F. Killea, Executive Vice President, Chief Legal Officer and General Counsel	—	$558,765	—	—	—	—	$558,765
Robert W. Noonan, Executive Vice President—International Logistics	—	$250,051	—	—	—	—	$250,051

(a)	The names in this column are those of Pacer’s named executive officers as reported in Pacer’s 2013 proxy statement on Schedule 14A filed with the SEC on March 13, 2013, but excluding Paul Svindland, whose employment with Pacer was terminated effective January 13, 2014.
(b)	In accordance with SEC rules, the amounts in this column represent the full grant date value of the Initial XPO Grant and the Additional XPO Grant, which are considered “single-trigger” because they are awarded upon consummation of the merger. However, the terms of these grants provide that the named executive officer will forfeit portions of the grants in the event of certain terminations of employment during the applicable retention periods, as described in more detail in “Amendments to Employment Agreements with Executive Officers” above. The table below shows the value of the portions of the Initial XPO Grant and the Additional XPO Grant that would actually vest assuming that the named executive officer’s employment was terminated without cause or by the officer for good reason effective March 31, 2014, immediately following the effective time of the merger.

Name	Value of Equity Vested upon March 31, 2014 Termination of Employment
Daniel W. Avramovich	$443,562
John J. Hafferty	$73,334
Michael F. Killea	$85,779
Robert W. Noonan	$80,210

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of Pacer common shares as of February 20, 2014, for each person known to Pacer to beneficially own more than 5% of Pacer’s common shares; each of Pacer’s directors; Pacer’s executive officers named in the Summary Compensation Table included in the proxy statement for the 2013 annual meeting of shareholders filed with the SEC on March 13, 2013; and all current executive officers and directors as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days of February 20, 2014, but excludes shares of common stock underlying options held by any other person.

Except in cases where community property laws apply or as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The percentage of beneficial ownership is based on 35,388,493 shares of common stock outstanding as of February 20, 2014.

	Common Stock Outstanding (1)	Common Stock Underlying Options Exercisable Within 60 Days	Total Number of Shares Beneficially Owned	Percent
Becker Drapkin Management, L.P.(2)	2,158,989	—	2,158,989	6.1
BlackRock, Inc.(3)	2,546,171	—	2,546,171	7.9
Rutabaga Capital Management(4)	2,318,135	—	2,318,135	6.6
Daniel W. Avramovich	166,309	216,667	382,976	1.1
Dennis A. Chantland	62,292	12,000	74,292	*
J. Douglass Coates	40,292	12,000	52,292	*
P. Michael Giftos	33,267	9,000	42,267	*
Robert J. Grassi	64,292	12,000	76,292	*
John J. Hafferty	61,673	—	61,673	*
Michael F. Killea	74,778	—	74,778	*
Robert D. Lake	49,900	—	49,900	*
Robert W. Noonan	—	—	—	*
Robert F. Starzel	33,792	12,000	45,792	*
Paul C. Svindland(5)	77,500	—	77,500	*
All directors and executive officers as a group (15 persons)	682,051	273,667	955,718	2.7

*	Less than 0.5%
(1)	Amounts shown in this column include with respect to Pacer’s directors and executive officers, including the NEOs, (i) all shares of restricted stock granted to such directors and officers, (ii) shares issuable with respect to restricted stock units granted to such officers that vest within 60 days of February 20, 2014 if such officer remains employed by Pacer on the vesting date, and (iii) shares earned with respect to the performance units awarded in March 2011 to such officers that vest within 60 days of February 20, 2014 if such officer remains employed by Pacer on the vesting date. All such shares of restricted stock, restricted stock units and performance units were granted under Pacer’s 2006 Long-Term Incentive Plan (the “2006 Plan”) or Pacer’s 2012 Omnibus Incentive Plan (the “2012 Plan”). The shares of issuable with respect to the restricted stock units and performance units are subject to forfeiture in accordance with the executive officer’s award agreement, including termination of employment before the applicable vesting date, which is March 5, 2014 with respect to the restricted stock units and performance units reflected in the table. The amounts do not include any shares issuable in connection with the performance units or options awarded in March 2012 or March 2013 to Pacer executive officers, including the NEOs, as the applicable vesting dates have not yet occurred and do not occur within 60 days of February 20, 2014, except for certain options granted to the Chief Executive Officer which are reflected in the options column of this table.

(2)	Based on information contained in Amendment No. 3 to Schedule 13D filed on January 7, 2014, Becker Drapkin Management, L.P. (“BDM”), Becker Drapkin Partners (QP), L.P. (“QP”), Becker Drapkin Partners, L.P. (“LP”), BD Partners VI, L.P. (“Partners”), BD Partners VI SPV, L.P. (“SPV”), BC Advisors, LLC (“BCA”), Steven R. Becker and Matthew A. Drapkin, report the following ownership: QP has sole voting and dispositive power over 1,145,101 shares; LP has sole voting and dispositive power over 176,132 shares; Partners has sole voting and dispositive power over 759,730 shares, and SPV has sole voting and dispositive power over 78,026 shares. As general partner of each of QP, LP, Partners and SPV, BDM may be deemed to have the shared power to vote or direct the voting of (and shared power to dispose or direct the disposition of) 2,158,989 shares. As general partner of BDM, BCA may be deemed to have the shared power to vote or direct the voting of (and shared power to dispose or direct the disposition of) the shares beneficially owned by BDM. As the co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the voting of (and shared power to dispose or direct the disposition of) any shares beneficially owned by BCA. The business address for BDM, QP, LP, Partners, SPV, Advisors and Messrs. Becker and Drapkin is 500 Crescent Court, Suite 230, Dallas, TX 75201.
(3)	Based on information contained in Amendment No. 4 to a Schedule 13G filed on January 30, 2014, BlackRock, Inc. has sole voting power over 2,480,899 shares, sole dispositive power over 2,546,171 shares, and shared voting and dispositive power over 0 shares. The business address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022
(4)	Based on information contained in Amendment No. 1 to Schedule 13G filed on February 15, 2013, Rutabaga Capital Management has sole voting power over 2,016,435 shares, sole dispositive power over 2,318,135 shares, shared voting over 301,700 shares and shared dispositive power over 0 shares. The business address for Rutabaga Capital Management is 64 Broad Street, 3rd Floor, Boston, MA 02109.
(5)	Paul Svindland served as Chief Operating Officer from November 12, 2012 to January 13, 2014.

Merger Expenses, Fees and Costs

All fees, costs and expenses incurred by XPO and Pacer in connection with the merger will be paid by the party incurring those fees, costs or expenses, whether or not the merger is completed.

In the event of a termination of the merger agreement under certain circumstances, Pacer may be required to pay XPO a termination fee of $12.4 million. In the event of a termination under certain other circumstances, Pacer may be required to pay to XPO $3.0 million or $5.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and the related transactions. See “The Merger Agreement—Termination Fee and XPO Expenses.”

Expected Timing of the Merger

XPO and Pacer currently expect to complete the merger in the second quarter of 2014, subject to the receipt of required Pacer shareholder approval and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of XPO and Pacer, exact timing for completion of the merger cannot be predicted with any amount of certainty.

No XPO Stockholder Approval

XPO stockholders are not required to approve the merger agreement or the merger or the issuance of common shares in connection with the merger.

Accounting Treatment of the Transactions

In accordance with GAAP and in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805-Business Combinations, XPO will account for the merger as an acquisition of a business.

Regulatory Approvals

The following is a summary of the material regulatory requirements for completion of the transactions.

Antitrust. Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (which we refer to as the “FTC”) and all statutory waiting period requirements have been satisfied. XPO and Pacer filed Notification and Report Forms with the Antitrust Division and the FTC on January 15, 2014. The parties’ request for early termination was granted on January 28, 2014.

At any time before or after the effective time of the merger, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of XPO and Pacer or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

General. Pursuant to the terms of the merger agreement, XPO and Pacer have agreed to use their respective reasonable best efforts to take, or cause their subsidiaries to take, all actions necessary to obtain all regulatory approvals required to consummate the merger.

Exchange of Shares

XPO will appoint an exchange agent for the purpose of exchanging the applicable merger consideration for certificates formerly representing Pacer common shares or for Pacer common shares represented by book-entry notations.

Promptly after the effective time of the merger (and in any event within three business days), the surviving corporation will cause the exchange agent to mail the appropriate materials to each record holder of Pacer common shares as of immediately before the effective time. These materials will include (1) a letter of transmittal specifying that delivery will be effected, and risk of loss and title to the certificates will pass, only upon proper delivery of the shareholder’s certificates (or affidavits of loss in lieu thereof) to the exchange agent, and (2) instructions for surrendering the certificates (or affidavits of loss in lieu thereof) or book-entry shares in exchange for the merger consideration.

Those holders of Pacer common shares who properly surrender their certificates representing Pacer common shares in accordance with the exchange agent’s instructions and letter of transmittal will receive:

•	a cash amount in immediately available funds equal to the number of shares represented by such certificate or book-entry shares, multiplied by the per share cash consideration plus cash payable in lieu of fractional shares of XPO common stock; and

•	a whole number of shares of XPO common stock equal to the number of shares represented by the certificate or book-entry shares, multiplied by the per share stock consideration with any resulting fractional share paid as cash in lieu thereof. No interest will be paid or accrued on any amount payable upon surrender of the certificates or book-entry shares.

In the event of a transfer of ownership of shares that is not registered in Pacer’s transfer records, a check for cash to be exchanged upon due surrender of the certificate may be issued to such transferee if the certificate formerly representing Pacer common shares is presented to the exchange agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

XPO, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amount payable under the merger agreement the amounts it is required to deduct and withhold under any applicable federal, state, local or foreign tax law. If such amounts are withheld, they will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

If a certificate for any Pacer common shares has been lost, stolen or destroyed, the exchange agent will pay the merger consideration only upon the claimant’s making of an affidavit of fact and, if required by XPO, the claimant’s posting of a bond in customary amount and upon such terms as may be required by XPO as indemnity against any claim that may be made against XPO or the surviving corporation with respect to such certificate.

Listing of XPO Stock Issued in the Transactions; Delisting and Deregistration of Pacer Common Shares After the Transactions

It is a condition to the completion of the transactions that the XPO common stock deliverable to the shareholders of Pacer as contemplated by the merger agreement will have been approved for listing (subject to official notice of issuance) for trading on the NYSE. Upon completion of the merger, the Pacer common shares will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

Litigation Related to the Merger

Between January 8 and January 16, 2014, five substantially identical putative class actions were filed in the Tennessee Chancery Court against Pacer, its directors, XPO and Merger Sub challenging the merger. The first of those actions, entitled Iseman v. Pacer International, Inc. et al., was filed in the Chancery Court for Shelby County. The remaining four, entitled, Weingarten v. Pacer International, Inc. et al.; Mahmutagic v. Pacer International, Inc. et al.; Frazier v. Pacer International, Inc. et al.; and Blackwell v. Pacer International, Inc. et al., were filed in the Chancery Court for Davidson County. By stipulation and order dated February 18, 2014, the Iseman case was transferred to Davidson County and, by order dated February 20, 2014, the Chancery Court for Davidson County consolidated the five pending cases under the caption In re Pacer International, Inc. Shareholder Litigation, No. 14-39-IV. The operative complaint in the consolidated case alleges, among other things, that the directors of Pacer breached their fiduciary duties to Pacer’s shareholders in connection with the proposed acquisition of Pacer by XPO and its indirect wholly owned subsidiary, Merger Sub, by agreeing to the proposed merger at an allegedly unfair price pursuant to a purportedly flawed and conflicted sales process, by including certain allegedly preclusive deal-protection measures, and by misrepresenting and/or omitting certain allegedly material information. The complaint alleges that XPO and Merger Sub aided and abetted these breaches of fiduciary duty. The complaint seeks, among other things, injunctive relief preventing the consummation of the merger, as well as attorneys’ and experts’ fees and certain other damages.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and the transaction described in this proxy statement/ prospectus. The representations and warranties contained in the merger agreement are not intended to be a source of business or operational information about XPO or Pacer as such representations and warranties are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality and are modified or qualified by information contained in the parties’ public filings and in the disclosure schedules exchanged by the parties. Business and operational information regarding XPO and Pacer can be found elsewhere in this proxy statement/prospectus and in the other public documents that XPO and Pacer file with the SEC. See “Where You Can Find More Information.”

Structure and Completion of the Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, and in accordance with the TBCA, Merger Sub, an indirect wholly owned subsidiary of XPO, will merge with and into Pacer, with Pacer surviving the merger and continuing as an indirect wholly owned subsidiary of XPO.

Closing and Effective Time of Merger

The articles of merger will be filed on, and the consummation of the merger will occur on, the third business day after the date on which the last of the conditions to completion of the merger (other than those conditions that are waived or by their nature are to be satisfied by actions taken at the closing of the merger) are satisfied or on such other date as XPO and Pacer may agree in writing. However, the closing may not occur during the period from and including April 1, 2014 through and including April 30, 2014 without XPO’s prior written consent as long as XPO delivers a notification to Pacer during the period from and including March 22, 2014 through and including March 31, 2014 certifying that XPO intends to obtain financing pursuant to the financing commitment letter (or alternative debt financing) and, assuming the accuracy of Pacer’s representations and warranties and compliance by Pacer with its agreements under the merger agreement, XPO has no reason to believe that any of the conditions to financing will not be satisfied at or before closing.

Merger Consideration

In the merger, each share of Pacer issued and outstanding as of immediately prior to the merger (other than shares owned by Pacer’s subsidiaries, XPO, Merger Sub or any of their subsidiaries) will be converted into the right to receive a combination of:

•	$6.00 in cash; and

•	a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock.

Fractional Shares

XPO will not issue fractional shares of its common stock in the merger. Instead, Pacer shareholders who otherwise would have received a fraction of a share of XPO common stock will receive an amount in cash. This cash amount will represent the shareholder’s proportionate interest in, if any, the proceeds from the sale by the exchange agent in one or more transactions of XPO common stock equal to the excess of (1) the aggregate number of shares of XPO common stock to be delivered by the exchange agent as merger consideration over (2) the aggregate number of whole shares of XPO common stock to be issued to the Pacer shareholders. See “—Exchange Procedures.”

Excluded Shares

Pacer common shares owned directly by XPO, Pacer or Merger Sub will be cancelled without payment of any consideration therefor. Each share held by any direct or indirect subsidiary of Pacer or XPO (other than Merger Sub), or any direct or indirect subsidiary of Merger Sub, will be converted into stock of the surviving corporation so that each subsidiary’s percentage ownership in the surviving corporation immediately following the effective time will be equal to the subsidiary’s percentage ownership in Pacer immediately before the effective time.

Surviving Corporation; Charter and Bylaws; Officers and Directors

As a result of the merger, Pacer’s charter shall be amended in a form determined by XPO and reasonably acceptable to Pacer, and become the charter of the surviving corporation. Pacer’s bylaws in effect immediately before the effective time shall become the bylaws of the surviving corporation, until thereafter amended in accordance with their terms and applicable law.

At the effective time, Pacer’s officers will become the officers of the surviving corporation until their successors have been appointed and elected or until their earlier death, resignation or removal in accordance with the charter and bylaws of the surviving corporation. Subject to applicable law, at the effective time the directors of Merger Sub will become the directors of the surviving corporation until their successors have been duly elected or appointed or until their earlier death, resignation or removal in accordance with the surviving corporation’s charter and bylaws.

Treatment of Pacer Stock Options and Other Equity-Based Awards

Stock Options

At the effective time of the merger, each outstanding option to purchase shares under Pacer’s stock plans, vested or unvested, will be cancelled and will entitle the holders of the options to receive an amount in cash (less applicable taxes required to be withheld) equal to the total number of shares subject to the option immediately prior to the effective time multiplied by the excess, if any, of (1) the sum of (a) the per share cash consideration plus (b) an amount in cash equal to the product of (i) the XPO reference stock price and (ii) the per share stock consideration (such sum, the “option cash amount”), over (2) the exercise price per share under the stock option. If the exercise price of a Pacer option is greater than or equal to the option cash amount, the option will be cancelled for no consideration.

Restricted Shares

At the effective time of the merger, each outstanding Pacer common share subject to vesting, repurchase or other lapse restrictions (a “restricted share”) will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to each restricted share, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Restricted Stock Units

At the effective time of the merger, each outstanding restricted stock unit granted under Pacer’s stock plans will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration with respect to the restricted stock unit, less applicable taxes required to be withheld (which will be withheld from the per share cash consideration portion of the merger consideration).

Performance Stock Units

At the effective time of the merger, each performance stock unit under Pacer’s stock plans, to the extent that they are unvested, will vest as follows: for completed performance periods, the portion of the performance stock unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement will vest, and for performance periods that have not been completed as of the effective time, the related performance stock units will vest as if the target level of performance had been achieved as of the effective time. All of such vested performance stock units will, by virtue of the merger, be cancelled and entitle the holder to receive the merger consideration, less applicable taxes required to be withheld with respect to such payment (which will be withheld from the per share cash consideration portion of the merger consideration).

Exchange of Pacer Common Shares in the Merger

At or before the effective time of the merger, XPO will appoint an exchange agent approved in advance by Pacer (such approval not to be unreasonably withheld or delayed), to exchange certificates or book-entry shares representing Pacer common shares for the merger consideration to be received pursuant to the terms of the merger agreement.

Exchange Procedures

Promptly after the effective time of the merger (and in any event within three business days), the surviving corporation will cause the exchange agent to mail the appropriate materials to each record holder of Pacer common shares as of immediately before the effective time. These materials will include (1) a letter of transmittal specifying that delivery will be effected, and risk of loss and title to the certificates will pass, only upon proper delivery of the shareholder’s certificates (or affidavits of loss in lieu thereof) to the exchange agent, and (2) instructions for surrendering the certificates (or affidavits of loss in lieu thereof) or book-entry shares in exchange for the merger consideration.

Those holders of Pacer common shares who properly surrender their certificates representing Pacer common shares in accordance with the exchange agent’s instructions and letter of transmittal will receive:

•	a cash amount in immediately available funds equal to the number of shares represented by such certificate or book-entry shares, multiplied by the per share cash consideration plus cash payable in lieu of fractional shares of XPO common stock; and

•	a whole number of shares of XPO common stock equal to the number of shares represented by the certificate or book-entry shares, multiplied by the per share stock consideration with any resulting fractional share paid as cash in lieu thereof. No interest will be paid or accrued on any amount payable upon surrender of the certificates or book-entry shares.

In the event of a transfer of ownership of shares that is not registered in Pacer’s transfer records, a check for cash to be exchanged upon due surrender of the certificate may be issued to such transferee if the certificate formerly representing Pacer common shares is presented to the exchange agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

If a certificate for any Pacer common shares has been lost, stolen or destroyed, the exchange agent will pay the merger consideration only upon the claimant’s making of an affidavit of fact and, if required by XPO, the claimant’s posting of a bond in customary amount and upon such terms as may be required by XPO as indemnity against any claim that may be made against XPO or the surviving corporation with respect to such certificate.

Closing of Transfer Books

After the effective time of the merger, Pacer will not register any transfers of Pacer common shares. Each certificate representing Pacer common shares that is presented to the surviving corporation, XPO or the exchange agent for transfer shall be cancelled and exchanged for the cash amount to which the holder would be otherwise entitled.

Tax Withholding

XPO, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amount payable under the merger agreement the amounts it is required to deduct and withhold under any applicable federal, state, local or foreign tax law. If such amounts are withheld, they will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

Lost, Stolen or Destroyed Certificates

If a certificate for any Pacer common shares has been lost, stolen or destroyed, the exchange agent will pay the merger consideration only upon the claimant’s making of an affidavit of fact and, if required by XPO, the claimant’s posting of a bond in customary amount and upon such terms as may be required by XPO as indemnity against any claim that may be made against XPO or the surviving corporation with respect to such certificate.

Representations and Warranties

The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of XPO and Pacer, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between XPO and Pacer rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of XPO, Pacer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by XPO or Pacer. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

The merger agreement contains representations and warranties made by Pacer to XPO relating to a number of matters, including the following:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority necessary to execute and deliver the merger agreement and the Pacer board’s approval of, and agreement to recommend to its shareholders, the merger agreement;

•	required governmental and other regulatory filings and consents in connection with the merger;

•	consummation of the transaction will not result in particular breaches and violations;

•	SEC reports;

•	financial statements and internal controls;

•	the absence of certain changes, events or developments;

•	litigation and liabilities;

•	employee benefit matters;

•	compliance with applicable laws and licenses;

•	inapplicability of takeover statutes;

•	environmental matters;

•	tax matters;

•	labor matters;

•	intellectual property matters;

•	insurance matters;

•	certain material contracts;

•	real property matters;

•	customer relationships; and

•	lack of employment of any broker or finder.

The merger agreement contains representations and warranties made by XPO and Merger Sub to Pacer relating to a number of matters, including the following:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority necessary to execute and deliver the merger agreement and no XPO stockholder vote required to approve the merger agreement;

•	required governmental and other regulatory filings and consents in connection with the merger;

•	the absence of certain changes or events;

•	litigation and liabilities;

•	the availability of funds to pay the merger consideration and other costs, fees and expenses necessary to consummate the transactions contemplated under the merger agreement;

•	capitalization of Merger Sub;

•	lack of employment of any broker or finder;

•	XPO’s solvency;

•	ownership of Pacer capital stock;

•	matters related to the filing of the Form S-4;

•	SEC reports, financial statements and internal controls; and

•	compliance with applicable laws and licenses.

The representations and warranties in the merger agreement will not survive the consummation of the merger or the termination of the merger agreement.

Definition of Material Adverse Change

Certain representations and warranties of XPO, Pacer and Merger Sub are qualified by a material adverse change standard. For purposes of the merger agreement, a “material adverse change” means any event, change, effect, development, circumstance, condition or occurrence that, when considered individually or in the aggregate with all other events, changes, effects, developments, circumstances, conditions or occurrences, is materially adverse to (1) the ability of a party to timely perform its obligations under, and consummate the transactions contemplated by, the merger agreement or (2) the business, results of operations or condition (financial or otherwise) of the party and its subsidiaries taken as a whole. The merger agreement provides, however, that the following shall not be considered in determining whether a material adverse change has occurred pursuant to clause (2) above:

•

changes, developments, effects or events in economic conditions generally in the United States and other countries where the parties conduct their business, including any changes generally affecting the securities, credit or financial markets, and any changes in interest or exchange rates or the effect of any potential or actual government shutdown (except to the extent such changes, developments, effects or events have a disproportionate adverse effect on the party and its subsidiaries relative to others in its industry);

•	changes, developments, effects or events affecting the industry in which the party and/or its subsidiaries operate, including as a result of general economic conditions (except to the extent that such changes have a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to others in its industry);

•	the announcement of the merger agreement and related transactions, including changes, developments, effects or events as a result of the identification of XPO or any of its affiliates as Pacer’s acquirer;

•	changes, developments, effects or events arising out of acts of terrorism or sabotage, civil disturbances or unrest, war, the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (except to the extent that such changes have a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to others in its industry);

•	changes, developments, effects or events after the date of the merger agreement in applicable laws or their definitive interpretations (except to the extent such changes have a disproportionate adverse effect on the party and its subsidiaries relative to others in its industry);

•	changes, developments, effects or events after the date of the merger agreement in GAAP or any foreign equivalents or interpretations thereof (except to the extent that such changes have a disproportionate adverse effect on the party and its subsidiaries, taken as a whole, relative to others in its industry);

•	any action or omission taken at the written request of the other party;

•	any failure by a party to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such failure has resulted in, or contributed to, a material adverse change; and

•	a decline in the price or trading volume of a party’s common stock; provided that the exception shall not prevent or otherwise affect a determination that any change underlying such decline has resulted in a material adverse change.

Conduct of Business Pending Completion of the Merger

Each of Pacer and XPO has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses and the businesses of their subsidiaries between the date of the merger agreement and the effective time of the merger. In general, each of Pacer and XPO has agreed to conduct its business in the ordinary and usual course consistent with past practice, and to use their respective reasonable best efforts to preserve intact their business organizations, assets and lines of business, and maintain its and their existing relations and goodwill with governmental entities, customers, suppliers, employees and agents.

In addition, between the date of the merger agreement and the effective time of the merger, Pacer has agreed, except (i) as expressly required by the merger agreement, (ii) as XPO may approve in writing (such approval not to be unreasonably withheld), (iii) as required by applicable laws or definitive interpretations thereof by any governmental entity or (iv) as set forth in the corresponding section of Pacer’s disclosure letter, that Pacer will not and will not permit any of its subsidiaries to:

•	adopt any amendments to its charter or bylaws;

•

(1) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than the merger agreement); (2) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of any other business organization; (3) take or omit to take any action that would cause any rights under material intellectual property to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice; or (4) enter into a joint venture or partnership or similar third-party business enterprise;

•	acquire assets outside of the ordinary course of business or capital stock from any other person, other than (1) acquisitions of assets at or below fair market value with a purchase price not in excess of $500,000 individually or $2,000,000 in the aggregate and (2) acquisitions pursuant to contracts in effect as of the date of the merger agreement and set forth in Pacer’s disclosure letter;

•	issue, sell, pledge, dispose of, grant, transfer, encumber or authorize any of the foregoing with respect to any shares of capital stock of Pacer or any its subsidiaries or securities convertible or exchangeable into any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

•	make any loans, advances or capital contributions to or investments in any person or entity (other than to Pacer or one of its subsidiaries);

•	(1) declare, set aside or pay any dividend or other distribution; (2) split, combine or reclassify any Pacer common shares; (3) redeem, purchase or otherwise acquire any capital stock or other rights of Pacer or its subsidiaries (subject to certain exceptions); or (4) enter into any agreement with respect to the sale of Pacer’s capital stock or other rights; provided that Pacer’s subsidiaries may continue to make dividends and distributions paid or made on a pro rata basis in the ordinary course consistent with past practice;

•	redeem, repurchase, assume or otherwise become liable for or modify the terms of any of Pacer or its subsidiaries’ indebtedness in excess of $700,000;

•	settle any claim, action or proceeding other than in the ordinary course of business consistent with past practice involving money damages in excess of $250,000 individually or $1,000,000 in the aggregate or waive any claims of substantial value, provided that any action relating to the merger agreement or the merger shall be settled only in accordance with the provisions of the merger agreement;

•	make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures not in excess of 125% of the annual budgeted capital expenditure amounts set forth in Pacer’s existing capital budget;

•	make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or a governmental entity;

•	enter into any material contract, modify, amend or terminate any material contract in any material respect or waive or grant the release of any material rights under, or renew, any material contract;

•	make, change or revoke any material tax election (except as consistent with past practice and as would not result in a material tax liability for, or a material increase in the taxes payable by, Pacer or any of its subsidiaries following the closing), settle or compromise any audit or proceeding, or enter into any closing agreement, relating to a material tax liability, tax attribute or tax refund, except to the extent adequately and specifically reserved for on Pacer’s financial statements in accordance with GAAP (in an amount not exceeding the amount so reserved for), change any material method of tax accounting or tax period, request any material tax ruling, file any material amended tax return, or execute or consent to any waivers extending the statutory period of limitations with respect to any material tax return except as consistent with past practice;

•	transfer, sell, lease, or otherwise dispose of any assets or businesses of Pacer or its subsidiaries other than equipment, inventory, supplies and other assets in the ordinary course of business consistent with past practice, transfers of property and/or assets for consideration not greater than $100,000 individually or $500,000 in the aggregate or transfers among Pacer and its subsidiaries;

•	except as required by applicable law, (1) grant or provide any severance or termination payments or benefits to any director, officer or other employee of Pacer or any of its subsidiaries, except in connection with termination of employees who earn base salaries of less than $100,000 in the ordinary course of business consistent with past practice and pursuant to existing Pacer benefit plans (with certain exceptions); (2) increase or agree to increase the compensation or make any new equity awards, to any director, officer or other employee of Pacer or any of its subsidiaries, except for certain increases and awards, (3) establish, adopt, terminate, accelerate benefits under or materially amend any benefit plan (with certain exceptions) or (4) hire or terminate the employment (other than for cause) of any officer whose annual base salary exceeds $100,000;

•	take any action to exempt or make any person or entity (other than XPO) or action (other than the transactions contemplated by the merger agreement) not subject to applicable sections of the TBCA or any other potentially applicable anti-takeover or similar statute or regulation, or the provisions of Pacer’s charter;

•	permit any material insurance policy to terminate or lapse without replacing such policy, or amend or cancel any material insurance policy without replacing such policy; or

•	agree, authorize or commit to do any of the foregoing.

XPO has agreed to a more limited set of restrictions on its business prior to the completion of the merger. Between the date of the merger agreement and the effective time of the merger, XPO has agreed, except (i) as expressly required by the merger agreement, (ii) as Pacer may approve in writing (such approval not to be unreasonably withheld), (iii) as required by applicable laws or definitive interpretations thereof by any governmental entity or (iv) as set forth in the corresponding section of XPO’s disclosure letter, that XPO will not and will not permit any of its subsidiaries to:

•	adopt any amendments to XPO’s charter or bylaws, in each case in any manner that would adversely affect the consummation of the merger;

•	other than transactions among Pacer and its subsidiaries, (1) adopt a plan of complete or partial liquidation or dissolution or (2) (i) adopt a plan of merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than the merger agreement) or (ii) acquire by merging or consolidating XPO or its subsidiaries with, or by purchasing a material equity interest in or material portion of the assets of, or by any other manner, any business or any corporation, partnership, or other business organization or division thereof that would be material to XPO, in each case to the extent that such action would reasonably be expected to prevent or materially delay the consummation of the merger;

•	(1) declare, set aside or pay any dividend or other distribution with respect to its capital stock, except for dividends by any of XPO’s subsidiaries to XPO or any other of XPO’s subsidiaries or (2) split, combine or reclassify shares of XPO common stock or any other outstanding capital stock of XPO or any of its subsidiaries; or

•	agree, authorize or commit to do any of the foregoing.

Pacer Shareholders’ Meeting and Recommendation of Pacer’s Board of Directors

Pacer’s board of directors unanimously has determined that the merger is advisable, substantively and procedurally fair to, and in the best interests of Pacer and its shareholders, has authorized, approved and adopted the merger agreement and the transactions contemplated thereby and recommends that the Pacer shareholders vote “FOR” the approval of the merger agreement. Accordingly, Pacer’s board of directors has directed that the merger agreement be submitted to Pacer’s shareholders for their approval at a shareholders’ meeting duly called and held for such purpose, and has received the opinion of each of its financial advisors to the effect that the consideration to be received by Pacer’s shareholders in the merger is fair from a financial point of view.

In the merger agreement, Pacer agreed to take all actions to duly call, set a record date for, give notice of, convene and hold a special meeting of Pacer’s shareholders to consider and take action upon the approval of the merger agreement on a date mutually agreed upon by the parties, which shall be as promptly as reasonably practicable and in no event be later than 45 days after the date upon which the Form S-4 of which this proxy statement/prospectus forms a part is declared effective. Notwithstanding anything to the contrary contained in the merger agreement, Pacer shall not adjourn or postpone the special meeting without XPO’s consent, subject to certain exceptions.

Pacer’s board of directors has agreed to recommend that Pacer’s shareholders vote in favor of approval of the merger agreement and not to withdraw or modify such recommendation in a manner adverse to XPO (which we refer to as a change in Pacer’s recommendation). Nonetheless, Pacer’s board of directors may effect a change in Pacer’s recommendation if Pacer has received a bona fide, unsolicited “acquisition proposal” (as described below) and Pacer’s board of directors determines in good faith, after consultation with its outside financial advisors and legal counsel, that in light of the acquisition proposal, failure to make an adverse recommendation change would be reasonably likely to constitute a violation of the Pacer board’s fiduciary duties under applicable law, and that such acquisition proposal constitutes a “superior proposal” (as described below).

In addition, the following conditions must be met:

•	Pacer has given at least five business days’ prior written notice to XPO of its intention to effect a change in its recommendation;

•	Pacer has negotiated, and has caused its representatives to negotiate, in good faith with XPO during such notice period, to the extent XPO wishes to negotiate, to enable XPO to propose revisions to the terms of the merger agreement such that the superior proposal would no longer constitute a superior proposal;

•	following the end of the notice period, Pacer shall have considered in good faith any revisions to the terms of the merger agreement proposed in writing by XPO, and shall have determined, after consultation with its outside financial advisors and legal counsel, that the superior proposal is still likely to constitute a superior proposal; and

•	in event of any amendment to the financial or other material terms of such superior proposal Pacer shall deliver an updated notice to XPO, except that the new notice period shall be three business days.

The Pacer board of directors may also make an adverse change to its recommendation if, in response to an intervening event, Pacer’s board of directors determines in good faith and after consultation with its outside financial advisors and legal counsel, that failure to change its recommendation in light of the intervening event would be reasonably likely to constitute a violation of the Pacer board of directors’ fiduciary duties under applicable law. In such event Pacer’s board of directors shall not be obligated to include Pacer’s recommendation in the proxy statement, provided that such action shall not be in response to an acquisition proposal or a superior proposal and prior to taking such action:

•	Pacer has given at least five business days’ prior written notice to XPO of its intention to change its recommendation in light of the intervening event and a reasonable description of the intervening event that serves as the basis of the change in recommendation;

•	Pacer has negotiated, and has caused its representatives to, negotiate in good faith with XPO during such notice period, to the extent XPO wishes to negotiate, to enable XPO to propose revisions to the terms of the merger agreement in such a manner that would obviate the need for the change in recommendation; and

•	following the end of the notice period, Pacer shall have considered in good faith any revisions to the terms of the merger agreement proposed in writing by XPO and shall have determined in good faith, after consultation with its outside financial advisors and legal counsel, that failure to change its recommendation would nevertheless reasonably be likely to violate the Pacer board’s fiduciary duties under applicable law if the revisions proposed were to be given effect.

For the purposes of the merger agreement:

•	An “acquisition proposal” means (i) any inquiry, proposal or offer regarding a merger, joint venture, partnership, consolidation, dissolution liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving 15% or more of the total voting power of any class of equity securities of Pacer, (ii) any inquiry, proposal or offer (including tender or exchange offers) to acquire 15% or more of the outstanding shares or other securities of Pacer representing 15% or more of Pacer’s total voting power or (iii) any inquiry, proposal or offer to acquire assets or businesses of Pacer, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its subsidiaries), in each case, other than the transactions proposed under the merger agreement.

•	“Superior proposal” means a bona fide, unsolicited written acquisition proposal (i) that if consummated would result in a third party (or the shareholders of a third party) acquiring more than 80% of the outstanding shares or more than 80% of the assets of Pacer and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Pacer board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being completed, (iii) that the Pacer board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors (taking into account any changes to the merger agreement proposed by XPO in response to such acquisition proposal, and all financial, legal, regulatory and other aspects of such acquisition proposal) is more favorable to Pacer’s shareholders from a financial point of view than the merger and (iv) the definitive documentation in respect of which does not contain any due diligence condition.

•	“Intervening event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Pacer board on the date of the merger agreement that becomes known to Pacer’s board of directors before the requisite vote, provided that (i) in no event shall any event, development, occurrence, state of facts or change constitute an intervening event that has or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or market price of the securities of, XPO or any of its subsidiaries unless it has had a material adverse change on XPO and (ii) in no event shall the receipt, existence of or terms of an acquisition proposal or any inquiry related thereto constitute an intervening event.

Agreement Not to Solicit Other Offers

Pacer has agreed that it will not, and will not cause each of its affiliates and representatives to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or knowingly encourage (including by furnishing non-public information) any inquiries regarding, or the making of any proposal of offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding , or furnish any non-public information in connection with or for the purpose of encouraging or facilitating, an acquisition proposal; or

•	approve, recommend or enter into any letter of intent or similar document, agreement, commitment or principle with respect to an acquisition proposal.

Pacer has agreed to immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to an acquisition proposal, and promptly (but in any event within five business days) after the date of the merger agreement instruct any person who entered into a confidentiality agreement with Pacer related to an acquisition proposal to return or destroy any confidential information in accordance with the confidentiality agreement.

However, if prior to the approval of the merger agreement by Pacer’s shareholders, Pacer receives a bona fide, unsolicited written acquisition proposal under circumstances not involving any breach of the non-solicitation provisions in the merger agreement, and Pacer’s board of directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal, and in light of such acquisition proposal, the failure of Pacer’s board of directors to take action would reasonably constitute a violation of its fiduciary duties under applicable law, then Pacer may:

•	furnish, pursuant to an acceptable confidentiality agreement, information with respect to Pacer and its subsidiaries (including non-public information) and afford access to the business, properties, assets, employees, officers, contracts, books and records of Pacer and its subsidiaries to the person who has made such acquisition proposal, provided that Pacer shall not provide any non-public information or access concerning Pacer or its subsidiaries unless it has been previously provided to, or is substantially simultaneously provided to, XPO; and

•	engage in discussions or negotiations with the person making such acquisition proposal and potential sources of financing regarding such acquisition proposal.

An “acceptable confidentiality agreement” means any customary confidentiality agreement that contains provisions that are not less favorable to Pacer in any material respect than those contained in the confidentiality and non-disclosure agreement, dated September 23, 2013, between Pacer and XPO.

Pacer has also agreed to promptly (and in no event later than 24 hours after receipt) notify XPO of its receipt of any acquisition proposal, and promptly (and in no event later than 24 hours after receipt) provide XPO with copies of any written proposals, indications of interest, and/or draft agreements relating to such acquisition proposal.

The merger agreement provides that the above-described restrictions on Pacer do not prohibit Pacer’s board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act.

Other Covenants and Agreements

Employee Matters

The merger agreement provides that for one year after the effective time of the merger, XPO will cause Pacer or the surviving corporation to provide to Pacer employees who remain employed by Pacer after the effective time (i) a base salary or regular hourly wage, as applicable, that is not less than what they received immediately prior to the merger, (ii) bonus opportunities (including annual and quarterly bonus opportunities but excluding long-term incentive opportunities), and sales and service incentive award compensation opportunities that are substantially similar to those provided to Pacer employees by Pacer immediately prior to the effective time and (iii) severance benefits that are no less favorable than those for which such Pacer employees were eligible under the Pacer severance pay plan. In addition, XPO will cause Pacer or the surviving corporation to provide Pacer employees through December 31, 2014 who remain employed by Pacer after the effective time with employee benefits and perquisites that are substantially similar in the aggregate to those provided to such employees immediately prior to the effective time. XPO agrees to generally give credit to Pacer employees for service with Pacer for certain purposes under XPO benefit plans (including eligibility determinations), waive any pre-existing condition and other limitations on their eligibility and provide credit for any co-payments and deductibles incurred prior to the merger, in each case, subject to certain customary exceptions.

D&O Indemnification and Insurance

The merger agreement provides that after the effective time of the merger, XPO and the surviving corporation in the merger will indemnify and hold harmless all present and former directors and officers of Pacer and its subsidiaries against all liabilities arising out of such person’s service as a director or officer of Pacer or services performed at Pacer’s request at or before the merger, regardless of when the claim is asserted.

The merger agreement requires that before the merger, Pacer, or if Pacer is unable to XPO, shall cause the surviving corporation as of the effective time to obtain and fully pay for the extension of Pacer’s existing directors’ and officers’ insurance policies and existing fiduciary liability insurance policies for any claims arising within six years after completion of the merger. Such insurance must be obtained from an insurance carrier with the same or better credit rating as Pacer’s current insurance carrier with terms and conditions that are at least as favorable as Pacer’s existing policies. If Pacer and the surviving corporation fail to obtain such continuing insurance, the surviving corporation shall continue to maintain for at least six years after the merger the directors’ and officers’ insurance in place as of the date of the merger agreement with terms and conditions that are at least as favorable as those in Pacer’s existing policies. XPO shall also cause the surviving corporation to use its reasonable best efforts to purchase comparable directors’ and officers’ insurance for such six-year period with terms and conditions that are at least as favorable as provided in Pacer’s existing policies. However, neither XPO nor the surviving corporation in the merger is required to incur annual payments greater than 300% of Pacer’s current annual directors’ and officers’ liability insurance premium.

Financing Cooperation

Before the merger takes place, Pacer agrees that it and its subsidiaries will provide reasonable cooperation in connection with any debt and/or equity financing by XPO or any of its affiliates in connection with the transactions contemplated by the merger agreement as XPO or its representatives may reasonably request. XPO agrees to use its reasonable best efforts to obtain financing to the extent required to consummate the transactions contemplated by the merger agreement and to pay the related fees and expenses at the closing of the merger. However, XPO acknowledges and agrees that closing is not conditioned upon its obtaining any financing.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of XPO common stock to be issued in the merger, the de-listing of Pacer’s shares from NASDAQ, filings under the HSR Act, each party’s access to the other party’s information and records, each party’s obligation to keep the other party apprised of the status of matters relating to the completion of the transaction, the payment of expenses and public announcements with respect to the transactions contemplated by the merger agreement.

In addition, XPO and Pacer agree to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under the merger agreement and applicable laws to consummate and make effective the transactions contemplated under the merger agreement as soon as reasonably practicable.

Conditions to the Completion of the Merger

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions:

•	the agreement shall have been approved by the holders of a majority of outstanding Pacer common shares;

•	the waiting period applicable to the consummation of the merger under the HSR Act shall have expired or been terminated;

•	no court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the merger;

•	the Form S-4 of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act; and

•	the shares of XPO common stock to be issued in the merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

XPO and Merger Sub’s obligation to consummate the merger is subject to the satisfaction or waiver of the following conditions:

•	(i) the representations and warranties of Pacer in the merger agreement regarding organization, good standing and qualification, capital structure (except regarding the capital stock and stock plans) and corporate authority, approval and fairness shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of Pacer in the merger agreement regarding the absence of certain changes shall be true and correct in all respects as of the same date and time and subject to the same exceptions; and (iii) the representations and warranties regarding Pacer’s capital stock shall also be true and correct in all respects (except for any de minimis inaccuracy) as of the same date and time and subject to the same exception;

•	each of the other representations and warranties of Pacer in the merger agreement shall be true and correct in all respects (without regard to any materiality or material adverse change qualifications contained therein) as of the date of the merger agreement and as of the closing date (except to the extent that any such representation or warranty expressly speaks as of an earlier date in which case, the representation or warranty shall be true and correct as of such earlier date), provided that this condition shall be satisfied even if the representations and warranties are not so true and correct unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is likely to have a material adverse change on Pacer;

•	Pacer shall have performed all obligations required to be performed by it under the merger agreement in all material respects at or prior to the closing date; and

•	since the date of the merger agreement, there shall not have occurred any change that has had or would be reasonably likely to have, individually or in the aggregate, a material adverse change on Pacer.

Pacer’s obligations to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•	(i) the representations and warranties of XPO in the merger agreement regarding organization, good standing and qualification, capital structure (except regarding the capital stock and stock plans) and corporate authority, approval and fairness shall be true and correct in all material respects as of the date of this agreement and as of the closing date as though made on and as of such date and time (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of XPO in the merger agreement regarding the absence of certain changes shall be true and correct in all respects as of the same date and time and subject to the same exceptions; and (iii) the representations and warranties regarding XPO’s capital stock shall also be true and correct in all respects (except for any de minimis inaccuracy) as of the same date and time and subject to the same exception;

•	each of the other representations and warranties of XPO and Merger Sub in the merger agreement shall be true and correct in all respects (without regard to any materiality qualifications) as of the date of the merger agreement and as of the closing date as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date in which case, the representation or warranty shall be true and correct as of such earlier date), provided that this condition shall be satisfied even if the representations and warranties are not so true and correct unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is likely to have a material adverse change on XPO;

•	XPO and Merger Sub shall have performed all obligations required to be performed by them under the merger agreement in all material respects at or prior to the closing date; and

•	since the date of the merger agreement, there shall not have occurred any change that has had or would be reasonably likely to have, individually or in the aggregate, a material adverse change on XPO.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, even after receipt of Pacer’s shareholders’ approval, by the mutual written consent of Pacer and XPO, and under the following circumstances:

•	by either party if the merger is not consummated by July 5, 2014, which may be extended to October 5, 2014 (we refer to such date as it may be extended as the “outside date”) if the reason for the delay is limited to the receipt of antitrust approvals or regulatory approvals (provided that the right to terminate the merger agreement will not be available to a party whose failure to fulfill any obligation under the agreement caused the failure of the merger to be consummated by such date);

•	by either party if a permanent injunction or other order which is final and non-appealable is issued preventing or prohibiting consummation of the merger (provided that the right to terminate the merger agreement will not be available to a party whose failure to fulfill any obligation under the agreement has been the cause of such action or event);

•	by either party if the Pacer special meeting concludes without the necessary vote to approve consummation of the merger;

•	by either party if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by the other party, or any of the other party’s representations or warranties becomes untrue after the date of the agreement, that causes a closing condition to fail, and such breach or failure has not been cured prior to the earlier of (i) 30 days written notice by the other party or (ii) the outside date (provided that the terminating party is not then in breach of any representation, warranty or covenant that would cause a material adverse change);

•	by Pacer before the Pacer shareholder vote, if Pacer’s board of directors authorizes Pacer to, or if Pacer does, enter into a definitive agreement with respect to a superior proposal, and Pacer pays XPO the termination fee in immediately available funds; or

•	by XPO if Pacer’s board of directors changes or withdraws its recommendation to the Pacer shareholders that they approve the merger agreement.

Effect of Termination

In the event of the termination of the merger agreement, the agreement will become null and void with no liability to any person on the part of any party to the agreement. Nonetheless, (i) both XPO and Pacer will remain liable for any damages incurred by the other party thereto (including Pacer’s shareholders) as the result of any willful and material breach of the merger agreement and (ii) designated provisions of the merger agreement will survive termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee and XPO Expenses

Pacer will pay XPO a $12.4 million termination fee in the following circumstances:

•	Pacer terminates the merger agreement because Pacer’s board of directors authorizes Pacer to, or Pacer does, enter into a definitive agreement with respect to a superior proposal;

•	XPO terminates the merger agreement because Pacer’s board of directors changes or withdraws its recommendation to the Pacer shareholders that they approve the merger agreement;

•	either party terminates because the merger is not consummated by the outside date and at the time of such termination the vote of Pacer’s shareholders to approve the merger has not yet occurred and there has been a change in the recommendation of Pacer’s board of directors; or

•	either party terminates because (1) the merger agreement is not consummated by the outside date (although if Pacer terminates, XPO must have been entitled to terminate the agreement for the same reason) or (2) the Pacer special meeting concludes without the necessary vote to approve consummation of the merger, and before termination an acquisition proposal is made public, and within 12 months of the date the merger agreement is terminated, Pacer enters into a definitive agreement with respect to any acquisition proposal or the transactions contemplated by any acquisition proposal are consummated (provided that “50%” is substituted for “15%” in the definition of “acquisition proposal”).

If XPO terminates the merger agreement due to Pacer’s breach of its representations, warranties or covenants, Pacer must pay XPO $5.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and its related transactions. If the merger agreement is terminated by either party due to a failure of Pacer’s shareholders to approve the merger, Pacer must pay XPO $3.0 million in respect of XPO’s fees and expenses incurred in connection with the merger agreement and related transactions. In no event shall XPO be entitled to receive the termination fee more than once, the full termination fee and these cash payments, or both of the cash payments.

If Pacer terminates the agreement due to XPO’s breach of its representations, warranties or covenants, XPO must pay Pacer $5.0 million in respect of the fees and expenses incurred by Pacer in connection with the merger agreement and its related transactions.

Specific Performance

Each party is entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent a breach of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Fees and Expenses

Except as set otherwise provided in the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses.

Governing Law

The merger agreement is governed by the laws of the State of Delaware. However, the fiduciary duties of Pacer’s board of directors, the validity of any corporate action on the part of Pacer and any other matters relating to Pacer’s internal affairs are governed by the laws of the State of Tennessee.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements and related notes combine the historical consolidated balance sheets and statements of operations of XPO, the consolidated balance sheets and statements of comprehensive income of Pacer, the consolidated statements of comprehensive loss of 3PD Holding, Inc. the combined statement of operations of Turbo Logistics, Inc. and Turbo Dedicated, Inc. (which we refer to collectively as “Turbo”), and the consolidated statement of operations of Kelron Corporate Services Inc. and Kelron Distribution Systems (Cleveland) LLC (which we refer to collectively, as “Kelron”).

For purposes of preparing the unaudited pro forma condensed combined financial statements, XPO has combined the XPO consolidated statement of operations for the twelve months ended December 31, 2012 with Pacer’s consolidated statement of comprehensive income for the period ended December 31, 2012, 3PD’s consolidated statement of comprehensive loss for the period ended December 31, 2012, Turbo’s combined statement of operations for the period ended October 23, 2012, and Kelron’s consolidated statement of operations for the period ended August 2, 2012. The results of Turbo and Kelron for the remainder of the year ended December 31, 2012 were included with the XPO historical results. For purposes of preparing the unaudited pro forma condensed combined financial statements for the nine months ended September 30, 2013, XPO has combined the XPO condensed consolidated statement of operations and Pacer’s condensed consolidated statement of comprehensive income for the nine months ended September 30, 2013 and 3PD’s consolidated statement of comprehensive loss for the period ended August 14, 2013. The results of 3PD for the remainder of the nine months ended September 30, 2013 were included with the XPO historical results.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 give effect to the transactions as if they had occurred on January 1, 2012. The unaudited pro forma condensed combined balance sheet assumes that the merger was completed on September 30, 2013. The unaudited pro forma condensed combined balance sheet and condensed combined statement of operations of XPO as of and for the nine months ended September 30, 2013 were derived from its unaudited condensed consolidated financial statements as of September 30, 2013 (as filed on its Form 10-Q with the SEC on November 5, 2013). The unaudited pro forma condensed combined statement of operations of XPO for the twelve months ended December 31, 2012 was derived from the audited consolidated financial statements of XPO for the year ended December 31, 2012 (as filed on its Form 10- K with the SEC on March 12, 2013). The unaudited pro forma condensed combined balance sheet and condensed combined statement of operations of Pacer as of and for the nine months ended September 30, 2013 were derived from its unaudited condensed consolidated financial statements as of September 30, 2013 incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations of Pacer for the twelve months ended December 31, 2012 was derived from its audited consolidated financial statements for the twelve months ended December 31, 2012 incorporated by reference into this proxy statement/prospectus. The unaudited pro forma condensed combined statement of operations of 3PD for the 226 days ended August 14, 2013 was derived from its unaudited consolidated financial statements for the 226 days ended August 14, 2013. The unaudited pro forma condensed combined statement of operations of 3PD for the twelve months ended December 31, 2012 was derived from its audited consolidated financial statements for the twelve months ended December 31, 2012 (as filed with the SEC in Exhibit 99.2 to XPO’s Form 8-K/A on August 5, 2013). The unaudited pro forma condensed combined statement of operations of Turbo for the 297 days ended October 23, 2012 was derived from its unaudited combined financial statements for the 297 days ended October 23, 2012. The unaudited pro forma condensed combined statement of operations of Kelron for the 215 days ended August 2, 2012 was derived from its unaudited combined financial statements for the 215 days ended August 2, 2012.

The historical consolidated financial information of XPO, the consolidated financial information of Pacer, the consolidated financial information of 3PD, the combined financial information of Turbo, and the consolidated financial information of Kelron have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to such transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma events may not be indicative of actual events that would have occurred had the combined businesses been operating as a separate and independent business and may not be indicative of future events which may occur. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements and the financial statements incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not intended to represent or be indicative of what the combined company’s financial position or results of income actually would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information does not include the impact of any revenue, cost or other operating synergies that may result from the transactions.

Pacer Transaction

Pursuant to the merger agreement, in the merger, each Pacer shareholder will receive, for each share of Pacer common stock they own as of immediately prior to the merger, a combination of:

•	$6.00 in cash; and

•	fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, with such fraction rounded to the nearest 1/10,000; provided that, if the XPO reference stock price is less than or equal to $23.12, then the exchange ratio will be fixed at 0.1298 of a share of XPO common stock, and if the XPO reference stock price is greater than or equal to $32.94 per share, then the exchange ratio will be fixed at 0.0911 of a share of XPO common stock

For purposes of the unaudited pro forma condensed combined financial statements, the total estimated consideration of $335.5 million consists of $223.3 million of cash payable at the time of closing and $112.2 million of XPO common stock, which represents the fair value of 4,129,793 shares of XPO common stock at the market price at the close on February 20, 2014 of $27.18 per share. The final purchase price and number of shares of XPO common stock issued will be computed using XPO reference stock price. Therefore the actual purchase price will fluctuate with the market price of XPO common stock until the acquisition is consummated.

3PD Transaction

On July 12, 2013, XPO entered into a Stock Purchase Agreement (which we refer to as the “3PD Agreement”) with 3PD Holding, Inc. Logistics Holding Company Limited, Mr. Karl Meyer, Karl Frederick Meyer 2008 Irrevocable Trust II, Mr. Randall Meyer, Mr. Daron Pair, and Mr. James J. Martell to acquire all of the outstanding capital stock of 3PD. 3PD is the largest non-asset, third party provider of heavy goods, last-mile logistics in North America. The closing of the 3PD Transaction occurred on August 15, 2013. The fair value of the total consideration paid under the 3PD Agreement was approximately $364.3 million, paid in cash, deferred payments (including an escrow), and $7.4 million of restricted shares of XPO common stock.

Turbo Transaction

On October 24, 2012, XPO and its wholly owned subsidiary, XPO, LLC, entered into a definitive asset purchase agreement (which we refer to as, the “Turbo Agreement”) with Turbo, Ozburn-Hessey Logistics, LLC, and OHH Acquisition Corporation. Turbo primarily operates a non-asset-based, third party logistics business in Gainesville, Ga.; Reno, Nev.; Chicago, Ill.; and Dallas, Texas. Pursuant to the Turbo Agreement, on October 24, 2012, XPO purchased substantially all of the assets of Turbo for total cash consideration of $50.075 million, excluding any working capital adjustments, with no assumption of debt. The assets acquired pursuant to the Turbo Agreement included rights under certain contracts, intellectual property, equipment, accounts receivable, and other related assets.

Kelron Transaction

On August 3, 2012, XPO acquired the freight brokerage operations of Kelron Corporate Services Inc. and certain affiliated companies, which operate a non-asset-based, third party logistics business in Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia; and Cleveland, Ohio. The purchase was completed through two related transactions: XPO’s wholly owned subsidiary, XPO Logistics Canada Inc., an Ontario corporation (which we refer to as “XPO Canada”), entered into a Share Purchase Agreement, dated August 3, 2012, with 1272387 Ontario Inc., 1272393 Ontario Inc., Keith Matthews and Geoff Bennett (collectively, the “Share Sellers”), pursuant to which XPO Canada purchased all of the outstanding capital stock of Kelron Corporate Services Inc. Contemporaneously with the execution of the Kelron Share Purchase Agreement, XPO, LLC entered into an Asset Purchase Agreement, dated August 3, 2012, with Kelron Distribution Systems (Cleveland) LLC, a Delaware limited liability company, Geoff Bennett and Keith Matthews (collectively, the “Asset Sellers” and together with the Share Sellers, the “Sellers”), pursuant to which XPO, LLC purchased substantially all of the assets of Kelron Distribution Systems (Cleveland) LLC. The total consideration payable under the Kelron purchase agreements for Kelron Corporate Services, Inc. and Kelron Cleveland (collectively “Kelron”) was approximately $8.0 million, payable in cash, deferred payments (including an escrow), and assumption of certain indebtedness. The assets purchased under the Kelron Cleveland Agreement included rights under certain contracts, intellectual property, office equipment, account receivables, and other related assets.

XPO Logistics, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2013

(In thousands)

	XPO	Pacer	Pro Forma Adjustments 2(a)		Pro Forma Combined
	Historic	Historic
ASSETS
Cash and cash equivalents	$67,259	$39,700	$(106,959)	(1)(4)	$—
Accounts receivable, net of allowances	123,082	109,600	—		232,682
Prepaid expenses	3,435	5,700	(340)	(6)	8,795
Deferred tax asset, current	1,288	2,200	—		3,488
Income tax receivable	2,265	1,200	—		3,465
Other current assets	5,081	4,100	—		9,181

Total current assets	202,410	162,500	(107,299)		257,611

Property and equipment, net of accumulated depreciation	39,668	46,700	10,141	(3)	96,509
Goodwill	302,847	—	147,128	(2)	449,975
Identifiable intangible assets, net of accumulated amortization	154,026	—	105,690	(3)	259,716
Deferred tax asset, long term	73	8,700	(2,564)	(13)	6,209
Other long-term assets	1,308	9,000	(5,243)	(5)(8)(9)	5,065

Total long-term assets	497,922	64,400	255,152		817,474

Total assets	$700,332	$226,900	$147,853		$1,075,085

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$36,535	$71,200	$—		$107,735
Accrued salaries and wages	8,598	3,900	—		12,498
Accrued expenses, other	33,356	21,100	(1,037)	(7)	53,419
Current maturities of notes payable and capital leases	723	—	—		723
Other current liabilities	5,106	2,300	2,495	(10)(12)	9,901

Total current liabilities	84,318	98,500	1,458		184,276

Convertible senior notes	112,717	—	—		112,717
Long term debt, net of current maturities	—	—	—		—
Notes payable and capital leases, net of current maturities	459	—	—		459
Deferred tax liability, long-term	18,197	—	45,716	(3)(11)	63,913
Other long-term liabilities	27,894	1,000	2,334	(10)(11)	31,228

Total long-term liabilities	159,267	1,000	48,050		208,317

Stockholders’ equity:
Preferred stock	42,765	—	—		42,765
Common stock	29	400	(392)	(1)(4)(14)	37
Additional paid-in capital	514,508	307,000	(78,466)	(1)(4)(14)	743,042
Treasury stock	(107)	—	—		(107)
Accumulated other comprehensive income (loss)	—	(100)	100	(14)	—
Accumulated deficit	(100,448)	(179,900)	177,103	(12)(14)	(103,245)

Total stockholders’ equity	456,747	127,400	98,345		682,492

Total liabilities and stockholders’ equity	$700,332	$226,900	$147,853		$1,075,085

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

XPO Logistics, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2013

(In thousands, except per share data)

	XPO	Pacer	Pro Forma Adjustments 3(a)		3PD	Pro Forma Adjustments 5(a)		Pro Forma Combined
	Historic	Historic			Historic January 1, 2013 - August 14, 2013
Revenue	$445,071	$720,700	$—		$214,457	$—		$1,380,228
Expenses
Direct expense	374,636	621,500	(892)	(7)(8)(9)(10)(11)	147,239	—		1,142,483

Gross Margin	70,435	99,200	892		67,218	—		237,745
Selling, general and administrative expense	114,236	88,800	25,009	(1)(2)(12)	74,595	(5,061)	(1)(2)(3)(4)(5)	297,579

Operating (loss) income	(43,801)	10,400	(24,117)		(7,377)	5,061		(59,834)
Other expense	294	—	—		—	—		294
Interest expense (income)	12,585	900	(272)	(6)	14,824	(14,824)	(6)	13,213

(Loss) income before income tax provision	(56,680)	9,500	(23,845)		(22,201)	19,885		(73,341)
Income tax expense (benefit)	(18,748)	3,500	(8,942)	(3)	(5,369)	7,556	(7)	(22,003)

Net (loss) income	(37,932)	6,000	(14,903)		(16,832)	12,329		(51,338)
Cumulative preferred dividends	(2,229)	—	—		—	—		(2,229)

Net (loss) income available to common shareholders	$(40,161)	$6,000	$(14,903)		$(16,832)	$12,329		$(53,567)

Basic loss per share
Net loss	$(1.99)		$—			$—		$(1.40)
Diluted loss per share
Net loss	$(1.99)		$—			$—		$(1.40)
Weighted average common shares outstanding
Basic weighted average common shares outstanding	20,167		8,605	(4)(5)		9,500	(8)	38,272
Diluted weighted average common shares outstanding	20,167		8,605	(4)(5)		9,500	(8)	38,272

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

XPO Logistics, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Twelve Months Ended December 31, 2012

(In thousands, except per share data)

	XPO	Pacer	Pacer		3PD (4)	3PD		Turbo (6)	Turbo		Kelron (8)	Kelron
	Historic	Historic	Pro Forma Adjustments 3(a)		Historic	Pro Forma Adjustments 5(a)		Historic January 1, 2012 - October 23, 2012	Pro Forma Adjustments 7(a)		Historic January 1, 2012 - August 2, 2012 9(a)	Pro Forma Adjustments 9(b)		Pro Forma Combined
Revenue	$278,591	$1,415,000	$—		$306,064	$—		$99,741	$—		$59,060	$—		$2,158,456
Expenses
Direct expense	237,765	1,283,100	(1,016)	(7)(8)(9)(10)(11)	211,760	—		82,752	—		52,596	—		1,866,957

Gross Margin	40,826	131,900	1,016		94,304	—		16,989	—		6,464	—		291,499
Selling, general and administrative expense	68,790	123,000	35,245	(1)(2)	80,340	9,758	(1)(2)(3)(4)	15,113	968	(1)	7,221	396	(1)	340,831
Impairment of goodwill	—	—	—		—	—		25,753	—		—	—		25,753

Operating (loss) income	(27,964)	8,900	(34,229)		13,964	(9,758)		(23,877)	(968)		(757)	(396)		(75,085)
Other expense (income)	363	—	—		—	—		—	—		(44)	—		319
Interest expense (income)	3,207	1,400	(412)	(6)	19,809	(19,809)	(6)	1,826	(1,894)	(2)	59	(46)	(2)	4,140
Loss on foreign currency translation	—	—	—		—	—		—	—		(121)	—		(121)

(Loss) income before income tax provision	(31,534)	7,500	(33,817)		(5,845)	10,051		(25,703)	926		(893)	(350)		(79,665)
Income tax (benefit) expense	(11,195)	3,200	(12,681)	(3)	(3,027)	3,820	(7)	(7,455)	352	(3)	(138)	(91)	(3)	(27,215)

Net (loss) income	(20,339)	4,300	(21,136)		(2,818)	6,231		(18,248)	574		(755)	(259)		(52,450)
Cumulative preferred dividends	(2,993)	—	—		—	—		—	—		—	—		(2,993)

Net (loss) income available to common shareholders	$(23,332)	$4,300	$(21,136)		$(2,818)	$6,231		$(18,248)	$574		$(755)	$(259)		$(55,443)

Basic loss per share
Net loss	$(1.49)		$—			$—								$(1.45)
Diluted loss per share
Net loss	$(1.49)		$—			$—								$(1.45)
Weighted average common shares outstanding
Basic weighted average common shares outstanding	15,694		8,605	(4)(5)		13,955	(8)							38,254
Diluted weighted average common shares outstanding	15,694		8,605	(4)(5)		13,955	(8)							38,254

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Data

(Dollar Amounts are Presented in Thousands)

(1)	Pacer Purchase Price

The estimated purchase price of $335,501 (based on the XPO common stock price of $27.18 on February 20, 2014) and the allocation of the estimated purchase price discussed below are preliminary, and subject to certain post-closing adjustments. A final determination of required adjustments will be made based upon the final evaluation of the fair value of our tangible and identifiable intangible assets acquired and liabilities assumed. Each outstanding share of Pacer common stock, as defined above, will be converted into the right to receive (1) $6.00 in cash and (2) a fraction of a share of XPO common stock equal to $3.00 divided by the XPO reference stock price, and subject to the collar described above. Based on the definition of the purchase price, the estimated consideration consists of $223,253 of cash payable at the time of closing and $112,248 of XPO common stock which represents the fair value of 4,129,793 common shares at the market price at the close on February 20, 2014 of $27.18 per share. The final purchase price and number of shares issued will be computed using the value of XPO common stock on the closing date and the XPO reference stock price, therefore the actual purchase price will fluctuate with the market price of XPO common stock until the acquisition is consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements. The following represents the preliminary estimate of the purchase price to be paid:

Description
Cash payment to Sellers	$223,253
Shares issued to Sellers	112,248

Fair value of total consideration	$335,501

The following table provides sensitivities to changes in purchase price due to changes in the per share price of XPO common stock:

	Price of XPO Logistics Common Stock	Shares Issued		Fair Value of Stock Consideration	Cash Consideration Transferred	Total Purchase Price
As of February 20, 2014	$27.18	4,129,793		$112,248	$223,253	$335,501
Decrease of 25%	$20.39	4,829,716	(A)	$98,478	$223,253	$321,731
Increase of 25%	$33.98	3,389,731	(A)	$115,183	$223,253	$338,436

(A)	Sensitivity analysis includes the impact of the collar on the exchange ratio discussed previously.

The following tables summarize the purchase price allocation adjustments of the assets acquired and liabilities assumed as if the acquisition date was September 30, 2013. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. Final adjustments, including increases or decreases to amortization resulting from the allocation of the purchase price to amortizable intangible assets, may be material. Adjustments to the fair value of intangible assets acquired and liabilities assumed will impact the value of goodwill recognized in the merger, and the adjustment to goodwill may be material. For illustrative purposes, the preliminary allocation of the purchase price to the fair value of Pacer’s assets acquired and liabilities assumed assuming the acquisition date was September 30, 2013 is presented as follows:

Description
Estimated purchase price	$335,501
Carrying value of Pacer net assets acquired:	112,181
Plus: Fair value of trademarks/trade names	18,200
Plus: Fair value of non compete agreements	2,190
Plus: Fair value of non-contractual customer relationships	15,000
Plus: Fair value of contractual customer relationships	70,300
Plus: Fair value of technology	15,400
Plus: Fair value adjustment to net property, plant and equipment	4,128
Less: Liability for net acquired unfavorable leasehold interests	(3,310)
Less: Fair value of deferred tax liability on step-up of tangible assets, intangible assets, and leasehold interests	(45,716)

Fair value of increase in tangible assets, intangible assets and leasehold interests, net of deferred tax liability	76,192

Fair value of goodwill	$147,128

Description
Carrying value of Pacer net assets	$127,400
Less: Historic deferred financing costs	(1,362)
Less: Historic deferred rent asset	(340)
Less: Historic deferred planned major maintenance costs on owned railcars	(3,345)
Less: Historic lease origination costs	(536)
Plus: Historic deferred gain on sale/leaseback transactions	1,278
Plus: Historic deferred rent liability	1,037
Less: Historic internally developed software	(9,387)
Less: Net deferred tax impact on purchase accounting adjustments	(2,564)

Carrying value of Pacer net assets acquired	$112,181

(2)	Description of Pacer Pro Forma Adjustments, as presented on the September 30, 2013 Balance Sheet

a.	Represents purchase price adjustments for the merger as follows:

(1)	Represents an adjustment for the transaction price of $335,501, consisting of $223,253 of cash payable at the time of closing and $112,248 representing the fair value of 4,129,793 common shares issued as consideration in conjunction with the merger agreement. For pro forma purposes, the purchase price payable in cash will be funded as follows:

Description
Available cash on hand as of September 30, 2013	$67,259
Cash acquired from Pacer as of September 30, 2013	39,700
Common stock issuance, net of issuance costs	116,294

Total cash consideration payable	$223,253

See footnote 4 for information on the common stock issuance.

(2)	Records the preliminary fair value of goodwill resulting from the pro forma allocation of the purchase price as if the merger had occurred using a preliminary estimate of $147,128. There was no goodwill recorded on the historical Pacer balance sheet. Goodwill resulting from the merger is not amortized, and will be assessed for impairment at least annually in accordance with applicable accounting guidance on goodwill. The goodwill resulting from the merger is not deductible for income tax purposes.

(3)	Represents the preliminary allocation of purchase price to identifiable tangible and intangible assets, as follows:

Preliminary Fair Value
Trademarks / Trade Names	$18,200
Non Compete Agreements	2,190
Non-Contractual Customer Relationships	15,000
Contractual Customer Relationships	70,300

Total identified intangible assets	$105,690

Technology	15,400
Less: Historic internally developed software	(9,387)
Plus: Fair value adjustment to net property, plant and equipment	4,128

Total net fair value adjustment to PP&E	$10,141

The adjustments of $105,690 to identifiable intangible assets and $10,141 to identifiable tangible assets are a result of the preliminary allocation of purchase price to identifiable tangible and intangible assets. There were no identifiable intangible assets recorded on the historical Pacer balance sheet. A deferred tax liability was recorded related to the step up of tax basis due to the preliminary allocation of purchase price to identifiable tangible and intangible assets of $46,957.

(4)	The pro forma financial statements reflect the assumed issuance of approximately $121,634 of common stock to fund the difference between the purchase price, net of acquired cash, and the amount of cash on hand as of September 30, 2013. Net proceeds after fees are expected to be approximately $116,294. The XPO common stock closing price of $27.18 per share on February 20, 2014 was used to determine the number of shares issued. A $1.00 increase in the issue price of XPO common stock would decrease the number of shares issued by 158,805 while a $1.00 decrease in the issue price of XPO common stock would increase the number of shares issued by 170,937.

(5)	Represents the elimination in purchase accounting of $1,362 of historical deferred financing costs related to Pacer’s revolving credit facility.

(6)	Represents the elimination in purchase accounting of $340 of the historical deferred rent asset related to recording Pacer’s railcar operating lease expense on a straight-line basis over the respective lease term.

(7)	Represents the elimination in purchase accounting of $1,037 of the historical deferred rent liability related to recording Pacer’s operating lease expense on a straight-line basis over the respective lease terms.

(8)	Represents the elimination in purchase accounting of $536 of the historical lease origination costs related to certain Pacer leases.

(9)	Represents the elimination in purchase accounting of $3,345 of historical deferred planned major maintenance costs related to Pacer owned railcars.

(10)	Represents the elimination in purchase accounting of $302 and $976 of the short and long-term portions, respectively, of the deferred gain related to Pacer’s railcar sale leaseback transactions.

(11)	Represents an adjustment to record a net liability of $3,310 in purchase accounting for unfavorable leasehold interests related to Pacer’s railcars, chassis and container leases. A deferred tax asset was recorded related to the leasehold interests of $1,241.

(12)	Reflects adjustments to account for transaction costs of $2,797 related to the merger, net of tax. As the transaction expenses will not have a continuing impact, the transaction expenses are not reflected in the unaudited pro forma condensed combined statements of operations.

(13)	Represents the net deferred tax impact of ($2,564) related to the pro forma purchase accounting adjustments recorded.

(14)	Reflects adjustments to eliminate Pacer’s historical common stock, additional paid-in capital, accumulated other comprehensive income, and accumulated deficit of $400, $307,000, ($100), and ($179,900), respectively.

(3)	Description of Pacer Pro Forma Adjustments, as presented in the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2013 and twelve months ended December 31, 2012

a.	Represents purchase price adjustments for the merger as follows:

(1)	To record pro forma depreciation and amortization expense of $27,556 and $36,739 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively, on the portion of the purchase price allocated to tangible and intangible assets. There was no historical intangible asset amortization expense recorded by Pacer for the nine and twelve month periods, respectively. Historical depreciation expense related to Pacer’s proprietary technology was $1,314 and $1,481 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively. The pro forma adjustment is shown on a net basis. Pro forma depreciation and amortization is calculated as follows:

	Preliminary Fair Value	Estimated Weighted Average Life (years)	Estimated Depreciation/Amortization(a)
			For the 9 months ended September 30, 2013	For the 12 months ended December 31, 2012
Trademarks / Trade Names	$18,200	4.00	$3,413	$4,550
Non Compete Agreements	2,190	6.00	274	365
Non-Contractual Customer Relationships	15,000	16.00	703	938
Contractual Customer Relationships #1	26,300	6.00	3,288	4,383
Contractual Customer Relationships #2	44,000	2.00	16,500	22,000

	$105,690		$24,178	$32,236

Technology	$15,400	4.00	$2,888	$3,850
Fair Value Adjustment to Net Property, Plant and Equipment	4,128	6.32	490	653

	$19,528		$3,378	$4,503

Total Depreciation and Amortization Expense			$27,556	$36,739

(a)	Depreciation and amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	As part of the merger, Pacer management entered into new employment agreements with XPO which provide for stock compensation. Based on the contractual nature of the agreements, the adjustments reflect the change in stock compensation expense under each arrangement. All new arrangements include only time-based awards. Stock compensation under the new agreements was $909 and $1,839 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively. Pacer had historic stock compensation expense of $1,987 and $1,852 for the nine and twelve month periods, respectively. The pro forma adjustments show the respective net differences to stock compensation expense of ($1,078) and ($13), respectively.

(3)	Represents the income tax effect of the pro forma adjustments calculated using an estimated statutory tax rate of 37.5% (i.e., the United States statutory income tax rate of 35.0% plus an estimated blended state income tax rate of 2.5%).

(4)	Represents the adjustment to basic and diluted weighted average shares outstanding for the effect of 4,129,793 shares issued as consideration in the merger.

(5)	Represents the adjustment to basic and diluted weighted average shares outstanding for the effect of 4,475,120 shares offered to raise capital to fund the merger. The following table provides sensitivities to changes in the number of shares issued to raise capital to fund the merger based on changes in the per share price of XPO common stock and the effect on earnings per share for each period presented.

	Price of XPO Logistics Common Stock	Shares Issued	Earnings Per Share at September 30, 2013	Adjusted Earnings Per Share at September 30, 2013	Earnings Per Share at December 31, 2012	Adjusted Earnings Per Share at December 31, 2012
As of February 20, 2014	$27.18	4,475,120	$(1.40)	$(1.40)	$(1.45)	$(1.45)
Decrease of $1.00	$26.18	4,646,057	$(1.40)	$(1.39)	$(1.45)	$(1.44)
Increase of $1.00	$28.18	4,316,315	$(1.40)	$(1.41)	$(1.45)	$(1.46)

(6)	To remove historic interest expense related to the amortization of deferred financing costs eliminated in purchase accounting of $272 and $412 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(7)	To remove historic direct expense related to the amortization of the historical deferred rent liability eliminated in purchase accounting of ($118) and ($157) for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(8)	To remove historic direct expense related to the amortization of the historical lease origination costs eliminated in purchase accounting of $96 and $83 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(9)	To remove historic direct expense related to the amortization of the historical deferred planned major maintenance costs eliminated in purchase accounting of $794 and $936 for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(10)	To remove historic direct expense related to the amortization of the historical deferred gain on sale leaseback transactions eliminated in purchase accounting of ($623) and ($836) for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(11)	To record amortization of the unfavorable leasehold interests related to Pacer’s railcars, chassis and container leases of ($743) and ($990) for the nine months ended September 30, 2013 and twelve months ended December 31, 2012, respectively.

(12)	Represents the removal of $155 of non-recurring deal costs incurred by Pacer in the nine months ended September 30, 2013 in conjunction with the merger.

(4)	3PD Purchase Price

The purchase price of $364,329 and the allocation of the purchase price discussed below are considered final. The following table summarizes the purchase price allocation on the acquisition date of August 15, 2013. For illustrative purposes the allocation of the purchase price to the fair value of 3PD’s net assets acquired at the acquisition date of August 15, 2013 is presented as follows.

Description
Purchase price	$364,329
Less: Fair value of 3PD net assets acquired	19,974
Less: Fair value of Trademarks / Trade Names	5,900
Less: Fair value of Non Compete Agreements	1,550
Less: Fair value of Customer Relationships	110,600
Less: Fair value of Carrier Relationships	12,100
Less: Fair value of Acquired Technology	18,000
Plus: Net deferred tax liability on fair value adjustments	(36,294)

Fair value of Goodwill	$232,499

(5)	Description of 3PD Pro Forma Adjustments, as presented for the 226 days ended August 14, 2013 in the nine months ended September 30, 2013 Unaudited Pro Forma Condensed Combined Statements of Operations and in the Unaudited Pro Forma Condensed Combined Statements of Operations for the twelve months ended December 31, 2012

a.	Represents purchase price adjustments for the acquisition of 3PD as follows:

(1)	To record pro forma amortization expense of $14,013 and $22,631 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively, on the portion of the purchase price allocated to intangible assets. 3PD had historic amortization of intangible assets of $6,812 and $10,969 for the 226 day and twelve month periods, respectively. The pro forma adjustments reflect the respective incremental increases to amortization expense of $7,201 and $11,662 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012. Pro forma amortization is calculated as follows:

	Fair Value	Estimated Weighted Average Life (years)	Estimated Amortization(a)
			For the 226 days ended August 14, 2013	For the 12 months ended December 31, 2012
Trademarks / Trade Names	$5,900	3.50	$1,044	$1,686
Non Compete Agreements - Principals	950	5.00	118	190
Non Compete Agreements - Other Executives	600	4.00	93	150
Technology	18,000	4.00	2,786	4,500
Carrier Relationships	12,100	2.00	3,746	6,050
Customer Relationships	110,600	11.00	6,226	10,055

	$148,150		$14,013	$22,631

(a)	Amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	Represents the removal of management fees related to the former owners of 3PD of $745, and $834 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively.

(3)	As part of the 3PD Transaction, 3PD management entered into new employment agreements with XPO which provide for stock compensation. Based on the contractual nature of the agreements, the adjustments reflect the change in stock compensation expense under each arrangement. Stock compensation under the new agreements was $602 and $803 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012, respectively. 3PD had historic stock compensation expense of $1,597 and $76 for the 226 day and twelve month periods, respectively. The pro forma adjustments show the respective net differences to stock compensation expense of ($995) and $727, respectively. The stock compensation expense recognized in the pro forma financial statements for the new arrangements includes only the time-based awards granted. Compensation expense has not been recognized for performance-based awards due to the inability to determine whether the performance goals would have been met assuming the performance based targets were set on January 1, 2012.

(4)	Represents the removal of amortization related to deferred financing costs of 3PD not acquired in the 3PD Transaction of $1,117 and $1,797 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively.

(5)	Represents the removal of $9,405 of non-recurring deal costs incurred by Sellers in the 226 days ended August 14, 2013 in conjunction with the 3PD Transaction.

(6)	Represents the removal of interest related to debt of 3PD not assumed in the 3PD transaction of $14,824, and $19,809 for the 226 days ended August 14, 2013 and twelve months ended December 31, 2012 unaudited pro forma condensed combined statements of operations, respectively.

(7)	Represents the income tax effect of the pro forma adjustments calculated using an estimated statutory tax rate of 38.0% (i.e., the United States statutory income tax rate of 35.0% plus an estimated blended state income tax rate of 3.0%).

(8)	Represents the adjustment to basic and diluted weighted average shares outstanding to account for the effect of the August 2013 equity issuance as if it had occurred on January 1, 2012 for purposes of presenting earnings per share.

(6)	Turbo Purchase Price

The purchase price of $50,075 and the allocation of the purchase price discussed below are considered final. The following table summarizes the purchase price allocation on the acquisition date of October 24, 2012. For illustrative purposes the allocation of the purchase price to the fair value of Turbo’s net assets acquired at the acquisition date of October 24, 2012 is presented as follows.

Description
Purchase price	$50,075
Less: Fair value of Turbo net assets acquired	(4,345)
Less: Fair value of Trademarks / Trade Names	(725)
Less: Fair value of Non Compete Agreements	(1,800)
Less: Fair value of Customer Relationships	(10,000)

Fair value of Goodwill	$33,205

(7)	Description of Turbo Pro Forma Adjustments, as presented for the 297 days ended October 23, 2012 in the twelve months ended December 31, 2012 Unaudited Pro Forma Condensed Combined Statements of Operations

a.	Represents purchase price adjustments for the acquisition of Turbo as follows:

(1)	To record pro forma amortization expense of $1,522 for the 297 day period ended October 23, 2012 unaudited pro forma condensed combined statement of operations on the portion of the purchase price allocated to intangible assets. Turbo had historic amortization of intangible assets of $554 for the 297 day period. The pro forma adjustment shows the incremental increase to amortization expense of $968 for the period ended October 23, 2012. Pro forma amortization is calculated as follows:

	Fair Value	Estimated Weighted Average Life (years)	Estimated Amortization(a)
			For the 297 days ended October 23, 2012
Trademarks / Trade Names	$725	0.75	$725
Non Compete Agreements	1,800	10.00	146
Customer Relationships	10,000	12.50	651

	$12,525		$1,522

(a)	Amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	Represents the removal of interest related to debt of Turbo not assumed in the Turbo transaction of $1,894 for the 297 day period ended October 23, 2012 unaudited pro forma condensed combined statements of operations.

(3)	Represents the income tax effect of the pro forma adjustments calculated using an estimated statutory tax rate of 38.0% (i.e., the United States statutory income tax rate of 35.0% plus an estimated blended state income tax rate of 3.0%).

(8)	Kelron Purchase Price

The purchase price of $2,647 and the allocation of the purchase price discussed below are considered final. The following table summarizes the purchase price allocation on the acquisition date of August 3, 2012. For illustrative purposes the allocation of the purchase price to the fair value of Kelron’s net liabilities acquired at the acquisition date of August 3, 2012 is presented as follows.

Description
Purchase price	$2,647
Plus: Fair value of Kelron net liabilities acquired	2,878
Less: Fair value of Trademarks / Trade Names	(251)
Less: Fair value of Technology	(75)
Less: Fair value of Non Compete Agreement	(377)
Less: Fair value of Customer Relationships	(1,207)

Fair value of Goodwill	$3,615

(9)	Description of Kelron Pro Forma Adjustments, as presented for the 215 days ended August 3, 2012 in the twelve months ended December 31, 2012 Unaudited Pro Forma Condensed Combined Statements of Operations

a.	The following table shows the calculation of the total Kelron column in the unaudited pro forma condensed combined statement of operations for the 215 day period ending August 2, 2012.

	Historic Kelron (excluding Kelron Cleveland) January 1, 2012 - August 2, 2012				Cleveland Historic January 1, 2012 - August 2, 2012	Total Kelron
	Historic in $CAD, Canadian GAAP	US GAAP Adjustments	Historic in $CAD, US GAAP	Historic in $USD, US GAAP	Historic in $USD, US GAAP	Historic in $USD, US GAAP
Revenue	$56,470	$—	$56,470	$56,072	$2,988	$59,060
Expenses
Direct expense	50,380	—	50,380	50,025	2,571	52,596

Gross Margin	6,090	—	6,090	6,047	417	6,464
Selling, general and administrative expense	6,927	—	6,927	6,878	343	7,221
Impairment of goodwill	—	—	—	—	—	—

Operating (loss) income	(837)	—	(837)	(831)	74	(757)
Other (income) expense	(44)	—	(44)	(44)	—	(44)
Interest expense	59	—	59	59	—	59
Loss on foreign currency translation	(121)	—	(121)	(120)	(1)	(121)

(Loss) income before income tax provision	(973)	—	(973)	(966)	73	(893)
Income tax (benefit) expense	(284)	145 (i)	(139)	(138)	—	(138)

Net (loss) income	(689)	(145)	(834)	(828)	73	(755)
Cumulative preferred dividends	—	—	—	—	—	—

Net (loss) income available to common shareholders	$(689)	$(145)	$(834)	$(828)	$73	$(755)

(i)	Represents the income statement impact from a Canadian GAAP to US GAAP measurement difference in which US GAAP requires measurement of an uncertain tax position as the largest amount that is greater than 50% likely of being realized upon settlement, and Canadian GAAP requires measurement of the best estimate of the amount that is more likely than not to be realized.

b.	Represents purchase price adjustments for the acquisition of Kelron as follows:

(1)	To record pro forma amortization expense of $396 for the 215 day period ended August 2, 2012 unaudited pro forma condensed combined statement of operations on the portion of the purchase price allocated to intangible assets. Kelron had no historic amortization of intangible assets for the period. Pro forma amortization is calculated as follows:

	Fair Value	Estimated Weighted Average Life (years)	Estimated Amortization(a)

			For the 215 days ended August 2,
			2012
Trademarks / Trade Names	$251	0.33	$251
Technology	75	1.50	29
Non Compete Agreements	377	5.00	44
Customer Relationships	1,207	10.00	72

	$1,910		$396

(a)	Amortization expense has been calculated using the straight-line method over the estimated useful life.

(2)	Represents the removal of interest related to extinguished debt of Kelron of $59 for the 215 day period ended August 2, 2012 unaudited pro forma condensed combined statement of operations and interest expense on the notes payable issued to the sellers for $13 for the 215 day period ended August 2, 2012 unaudited pro forma condensed combined statement of operations.

(3)	Represents the income tax effect of the pro forma adjustments calculated using the Canadian statutory income tax rate, adjusted for an Ontario Provisional rate, of 26.0%.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Pacer common stock whose shares are exchanged for the merger consideration pursuant to the merger. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, judicial opinions, and administrative rulings and published positions of the Internal Revenue Service, each as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion is not binding on the Internal Revenue Service or the courts and, therefore, could be subject to challenge, which could be sustained. No ruling is intended to be sought from the Internal Revenue Service with respect to the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Pacer common stock that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. holders of shares of Pacer common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, banks and certain other financial institutions, mutual funds, certain expatriates, partnerships, S corporations, or other pass-through entities or investors in partnerships or such other entities, holders who hold shares of Pacer common stock as part of a hedge, straddle, constructive sale or conversion transaction, holders who acquired their shares of Pacer common stock through the exercise of employee stock options or other compensation arrangements).

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Pacer common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding shares of Pacer common stock, you should consult your tax advisor.

Holders of Pacer common stock are urged to consult their own tax advisors to determine the particular tax consequences to them of the merger, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and any state, local, foreign or other tax laws.

Consequences to U.S. Holders

The receipt of the merger consideration by U.S. holders in exchange for shares of Pacer common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the merger consideration in exchange for shares of Pacer common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference, if any, between (1) the fair market value of the XPO common stock as of the effective time of the merger and the amount of cash received and (2) the U.S. holder’s adjusted tax basis in such shares.

If a U.S. holder’s holding period in the shares of Pacer common stock surrendered in the merger is greater than one year as of the date of the merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. If a U.S. holder acquired different blocks of Pacer common stock at different times and different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Pacer common stock.

A U.S. holder’s aggregate tax basis in XPO common stock received in the merger will equal the fair market value of the stock as of the effective time of the merger. The holding period of the XPO common stock received in the merger will begin on the day after the merger.

Information Reporting and Backup Withholding

Payments made in exchange for shares of Pacer common stock pursuant to the merger may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%). To avoid backup withholding, a U.S. holder that does not otherwise establish an exemption should complete and return Internal Revenue Service Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), the taxpayer identification number provided is correct and such U.S. holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner.

This summary of the material U.S. federal income tax consequences is for general information purposes only and is not tax advice. Holders of Pacer common stock should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of the alternative minimum tax, the unearned income Medicare contribution tax and the effect of any federal, state, local, foreign and other tax laws.

COMPARISON OF RIGHTS OF PACER SHAREHOLDERS AND XPO STOCKHOLDERS

XPO is incorporated under the laws of the State of Delaware and, accordingly, the rights of XPO stockholders are currently governed by the DGCL. Pacer is incorporated under the laws of the State of Tennessee, and, accordingly, the rights of the Pacer shareholders are currently governed by the TBCA. The combined company will be a Tennessee corporation following completion of the merger and will be governed by the TBCA.

Upon completion of the merger, Pacer shareholders will become XPO stockholders. The rights of the former Pacer shareholders and the XPO stockholders will therefore be governed by the DGCL and by XPO’s certificate of incorporation and bylaws.

The following description summarizes the material differences that may affect the rights of the stockholders of XPO and shareholders of Pacer, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. You should carefully read the relevant provisions of the DGCL and the respective certificates of incorporation or charter and bylaws of XPO and Pacer. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information.”

Rights of Pacer Shareholders	Rights of XPO Stockholders
Outstanding Capital Stock
Pacer has outstanding one class of common shares. Holders of Pacer common shares are entitled to all of the respective rights and obligations provided to common shareholders under Tennessee law and Pacer’s charter and bylaws. Pacer does not have outstanding any preferred shares.	XPO has outstanding one class of common stock and one class of preferred stock. Holders of XPO common stock and XPO preferred stock are entitled to all of the respective rights and obligations provided to common stockholders or preferred stockholders, as the case may be, under Delaware law and XPO’s certificate of incorporation and bylaws.
Authorized Capital Stock
The authorized capital shares of Pacer consists of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.	The authorized capital stock of XPO consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock par value, $0.001 per share.
Dividends and Distributions
Under the TBCA, a board of directors may authorize and the corporation may make distributions to its shareholders subject to restrictions in the corporation’s charter, but not if after giving effect to such payment the corporation would not be able to pay its debts as they come due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights upon dissolution.

Under the DGCL, dividends may be declared by the board of directors and paid out of surplus, and, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation.

Rights of Pacer Shareholders	Rights of XPO Stockholders
Pacer’s bylaws provide that Pacer’s board of directors may, from time to time, declare, and Pacer may pay, dividends on or make other distributions with respect to Pacer’s outstanding shares of capital stock in accordance with applicable law.	XPO’s bylaws provide that dividends upon XPO’s outstanding shares may be declared by the board of directors at any regular or special meeting. They may be paid in cash, property or shares of the corporation, subject to the DGCL and XPO’s certificate of incorporation.
Special Meetings of Stockholders
Pacer’s bylaws provide that special meetings of the shareholders, for any purpose or purposes, may be called by the chairman, the chief executive officer, the board of directors or by two or more members of the board of directors, and may not be called by any other person. Shareholders shall not be permitted to propose business to be brought before a special meeting of shareholder of Pacer and the only business transacted at a special meeting of shareholders shall be confined to the purpose or purposes stated in Pacer’s notice of meeting.	XPO’s bylaws provide that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors. Business transacted at special meetings will be confined to the purposes stated in the notice of the meeting unless all stockholders entitled to vote are present and consent.
Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

Timeliness Requirement for Shareholder Proposals

To be timely, a shareholder’s notice with respect to an annual meeting of shareholders must be delivered to or mailed, postage prepaid, and received by Pacer’s secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date Pacer’s notice of annual meeting was provided with respect to the previous year’s annual meeting. If Pacer did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 calendar days after that anniversary, then, in order to be timely, a shareholder’s notice with respect to an annual meeting of shareholders must be received at the principal executive offices of Pacer not more than 90 calendar days before nor later than the later of 60 days prior to the date of such annual meeting or the tenth day following the date on which public announcement of such annual meeting is first made.

Timeliness Requirement for Stockholder Proposals

To be timely in connection with an annual meeting of stockholders, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of XPO not less than 90 nor more than 180 days prior to the earlier of the date of the meeting or the corresponding date on which the immediately preceding year’s annual meeting of stockholders was held. To be timely in connection with the voting on any such proposal at a special meeting of stockholders, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of XPO not less than 40 days nor more than 60 days prior to the date of such meeting, provided, however, that in the event that less than 50 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, such stockholder’s notice and other aforesaid items to be timely must be so received not later than the close of business on the seventh day following the day on which such notice of date of the meeting was mailed or such public disclosure was made.

Rights of Pacer Shareholders	Rights of XPO Stockholders

Proper Written Form Requirement for Shareholder Proposals

To be in proper written form, a shareholder’s notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (1) a brief description of the business desired to be brought before the annual meeting and any material interest in such business of the proposing person, (2) the text of the proposal or business (including the text of any resolution proposed for consideration), (3) the name and address, as they appear on the Pacer’s books, of the proposing person, and (4) (i) the class or series and number of Pacer common shares which are, directly or indirectly, owned beneficially and of record by the proposing person, (ii) any derivative instrument directly or indirectly owned beneficially by the proposing person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of Pacer common shares, (iii) any proxy, agreement, arrangement, understanding, or relationship pursuant to which the proposing person has a right to vote any class or series of shares of Pacer, (iv) any short interest in respect of any shares of any class or series of Pacer held or beneficially owned, directly or indirectly, by the proposing person, (v) any rights to dividends on the Pacer common shares owned beneficially by the proposing person that are separated or separable from the underlying Pacer common shares, (vi) any proportionate interest in Pacer common shares or derivative instruments or short interests held, directly or indirectly, by a general or limited partnership in which the proposing person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, (vii) any performance-related fees (other than an asset-based fee) that the proposing person is entitled to based on any increase or decrease in the price or value of Pacer common shares or derivative instruments or short interests, (viii) any significant equity interests or any derivative instruments or short interests in any principal competitor of Pacer held or beneficially owned, directly or indirectly, by the proposing person, (ix) any direct or indirect interest of the proposing person in any contract with Pacer, any affiliate or principal competitor of Pacer, (x) any pending or threatened litigation in which the proposing person is a party or material participant involving the Pacer or any of its officers or directors, or any affiliate of Pacer, and (xi) any material transaction occurring during the prior twelve months between the proposing person and Pacer, any affiliate of Pacer or any principal

Proper Written Form Requirement for Stockholder Proposals

To be in proper written form, a stockholder’s notice to the secretary must set forth (i) the text of the proposed alteration, amendment or repeal, if such proposal relates to a proposed change to XPO’s certificate of incorporation or bylaws, (ii) evidence reasonably satisfactory to the secretary of XPO of such stockholder’s status as such and of the number of shares of each class of capital stock of XPO of which such stockholder is the beneficial owner, (iii) a list of the names and addresses of other beneficial owners of shares of the capital stock of XPO, if any, with whom such stockholder is acting in concert, and the number of shares of each class of capital stock of the XPO beneficially owned by each such beneficial owner and (iv) an opinion of counsel, which counsel and the form and substance of which opinion shall be reasonably satisfactory to the board of directors of XPO, to the effect that the certificate of incorporation or bylaws resulting from the adoption of such proposal would not be in conflict with the laws of the State of Delaware, if such proposal relates to a proposed change to XPO’s certificate of incorporation or bylaws.

Rights of Pacer Shareholders	Rights of XPO Stockholders
competitor of Pacer. The shareholder must also represent that he or she is a record or beneficial owner of at least 1% or $1,000 of Pacer common shares entitled to vote at such meeting, has held that stock for at least one year and will continue to hold it through the date of the meeting, and intends to appear in person or by proxy at the meeting to present the proposal and to deliver a proxy statement and form of proxy to holders of at least the percentage of Pacer shares required to approve the proposal or otherwise solicit proxies from shareholders in support of proposal. The shareholder must also disclose any financial or other material interest she has in the proposal and provide a reasonably detailed description of all agreements, arrangements or understandings between the proposing shareholder and any other person in connection with the proposal, as well as any updates or supplements to such notice required by the bylaws. Such other business in the proposal must otherwise be a proper matter for shareholder action, and the proposal and the shareholder (and the beneficial owner, if any, on whose behalf such business is proposed) must comply with Regulation 14A under the Exchange Act and the rules and regulations promulgated thereunder.

Timeliness Requirement for Shareholder Board Nominations

To be timely, a shareholder’s notice with respect to the nomination of a director must be delivered to or mailed, postage prepaid, and received by the Pacer secretary at its principal executive offices not less than 90 days or more than 120 days prior to the first anniversary of the date of Pacer’s notice of annual meeting was provided with respect to the previous year’s annual meeting. If Pacer did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 days after that anniversary, then the shareholder’s notice must be received not more than 90 calendar days before nor later than the later of 60 days prior to the date of such annual meeting or the tenth day following the date on which public announcement of such annual meeting is first made; provided, further, that in no event shall an adjournment of an annual meeting or the public announcement thereof commence a new time period for the giving of a shareholder’s notice as described above.

Timeliness Requirement for Stockholder Board Nominations

In the case of an annual meeting, to be timely, a stockholder’s notice to the secretary must meet the requirements described previously under “Stockholder Proposals (other than to elect directors)—Timeliness Requirement.” In the case of a special meeting of stockholders called for the purpose of electing directors, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of XPO not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

Rights of Pacer Shareholders	Rights of XPO Stockholders

Proper Written Form Requirement for Shareholder Board Nominations

Pacer’s bylaws provide that a shareholder’s notice given to the secretary of Pacer for director nominations must set forth, as to each person whom the shareholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class or series and number of Pacer common shares which are owned beneficially or of record by such person, (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the nominating person, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates or associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the nominating person were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, (v) a completed and signed questionnaire, representation and agreement, (vi) a statement whether each such nominee, if elected, intends to comply with Pacer’s corporate governance guidelines, (vii) any significant equity interests or any derivative instruments or short interests in any principal competitor of Pacer held or beneficially owned, directly or indirectly, by such person or his or her affiliates or associates, (viii) any direct or indirect interest of such person or his or her affiliates or associates in any contract with Pacer, any affiliate of Pacer or any principal competitor of Pacer, (ix) any pending or threatened litigation in which such person or his or her affiliates or associates is a party or material participant involving Pacer or any of its officers or directors, or any affiliate of Pacer, (x) any material transaction occurring during the prior twelve months between such person or his or her affiliates or associates, on the one hand, and Pacer, any affiliate of Pacer or any principal competitor of Pacer, on the other hand, and (xi) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors pursuant to Regulation 14A under the Exchange Act.

Proper Written Form Requirement for Stockholder Board Nominations

XPO’s bylaws provide that a stockholder’s notice given to the secretary of XPO for director nominations must set forth, as to each person whom the stockholder proposes to nominate for election as a director, (1) the name and address of the person to be nominated, (2) the name and address of the nominator, (3) the number of shares of each class of capital stock of XPO of which the nominator is the beneficial owner, (4) the name and address of each of the persons with whom the nominator is acting in concert, if any, and (5) the number of shares of capital stock of which each such person with whom the nominator is acting in concert, is the beneficial owner pursuant to which the nomination or nominations are to be made. The nominator shall also submit in writing (a) the information with respect to each such proposed nominee that would be required to be provided in a proxy statement prepared in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended, and (b) a notarized affidavit executed by each such proposed nominee to the effect that, if elected as a member of the board of directors, he will serve and that he is eligible for election as a member of the board of directors.

Rights of Pacer Shareholders	Rights of XPO Stockholders
Furthermore, the shareholder making the nomination must provide similar information about himself or herself and must be a shareholder of record (and, with respect to any beneficial owner, if any, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of Pacer shares) both at the time of giving of and at the time of such meeting and the shareholder must be entitled to vote in the election of directors generally at the meeting.
Stockholder Action by Written Consent
The TBCA allows for action required or permitted by the TBCA to be taken at a shareholder meeting, to be taken without a meeting. Unless otherwise provided in the corporation’s charter, all shareholders entitled to vote on the action must consent to taking such action without a meeting, and the affirmative vote of the number of shares that would be necessary to authorize or take such action at a meeting is the act of the shareholders.	The DGCL provides that any action required to be taken at an annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without vote if consents in writing are made by the holders of the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in the certificate of incorporation.

Pacer’s organizational documents are silent with respect to shareholders’ ability to take action by written consent.	XPO’s bylaws provide that any action required or permitted by law, the certificate of incorporation or XPO’s bylaws to be taken at a meeting of the stockholders of XPO may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Number of Directors; Classification

Pacer’s charter and bylaws provide that the board of directors shall consist of no fewer than three (3) nor more than eighteen (18) members, not including directors elected by Pacer’s preferred shareholders. The exact number of directors, within the minimum and maximum, or the range for the size of the board, or whether the size of the board shall be fixed or variable-range, may be fixed, changed or determined from time to time by the board of directors. There are currently seven (7) directors serving on Pacer’s board of directors.

The board of directors is divided into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire board, other than directors elected by Pacer’s

XPO’s certificate of incorporation and bylaws provide that the board of directors will consist of not less than one nor more than nine (9) members, as determined from time to time by the board of directors. There are currently seven (7) positions authorized and 7 directors serving on the XPO board of directors.

The board of directors is divided into three classes with each constituting, as nearly as may be possible, of one third of the total number of directors constituting the entire board. Each class of directors is elected to three-year terms such that one class is elected at each annual meeting.

Rights of Pacer Shareholders	Rights of XPO Stockholders
preferred shareholders. Each class of directors is elected to three-year terms such that one class is elected at each annual meeting.
Election of Directors
Pacer’s bylaws provide that each outstanding share is entitled to one vote at each matter voted on at a shareholders’ meeting. Except in the case of a contested election, directors are elected by the affirmative vote of a majority of the votes cast at a shareholders’ meeting for the election of directors at which a quorum is present. In the case of a contested election, directors are elected by a plurality of the votes cast at the meeting at which a quorum is present. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.	XPO’s bylaws provide that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders.
Removal of Directors
Under Pacer’s bylaws, any director may be removed from office, but only for cause, and only by the affirmative vote of the holders of at least 75% of the voting power of the shares entitled to vote for the election of directors. The director must also be removed at a meeting whose notice states that the purpose or one of the purposes of the meeting is the removal of directors.	XPO’s bylaws provide that any director may be removed, only for cause, at any special meeting of stockholders by the affirmative vote of the holders of a majority in number of all outstanding voting stock entitled to vote, provided that the intention to act upon such matter was given in the notice calling the meeting.

Pacer’s bylaws provide that each outstanding share is entitled to one vote at each matter voted on at a shareholders’ meeting. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.	XPO’s bylaws provide that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at any annual or special meeting of stockholders.
Indemnification of Directors and Officers
Under the TBCA, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (1) the individual’s conduct was in good faith, (2) the individual reasonably believed (i) in the case of conduct that was in the individual’s official capacity with the corporation that the individual’s	Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that

Rights of Pacer Shareholders	Rights of XPO Stockholders

conduct was in the corporation’s best interest and (ii) in all other cases, that the conduct was at least not opposed to its best interests, and (3) in the case of any criminal proceeding, the individual had no reasonable cause to believe the conduct was unlawful.

The TBCA prohibits indemnification of a director in connection with a proceeding in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

he or she is or was a director or officer of the corporation.

The DGCL generally permits a Delaware corporation to indemnify directors and officers against expenses, judgments, fines and amounts paid in settlement of any action or suit for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Pacer’s charter provides that Pacer shall indemnify every person who is or was a party or is or was threatened to be made a party to, or is involved in, any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of Pacer or is or was serving at the request of Pacer as a director, officer, employee, agent, or trustee of another corporation or of a partnership, joint venture, trust, employee benefit plan, or other enterprise, including service on a committee formed for any purpose, against all expense, liability, and loss actually and reasonably incurred or suffered in connection with such action, suit, or proceeding, to the fullest extent permitted by applicable law, as in effect on the date hereof and as hereafter amended; provided, however, that except for proceedings to enforce rights to indemnification, Pacer shall not be obligated to indemnify any such person in connection with any action, suit or proceeding (or part thereof) initiated by such person unless such action, suit or proceeding (or part thereof) was authorized or consented to by the board of directors. Such indemnification may include advancement of expenses in advance of final disposition of such action, suit, or proceeding, subject to the provision of any applicable statute.

XPO’s certificate of incorporation provides that XPO will indemnify any person who was, or is threatened to be made party to a proceeding, by virtue of the fact that he or she is or was a director or officer of XPO serving at XPO’s request to the fullest extent permitted by the DGCL. A grant of mandatory indemnification extends to all proceedings involving the negligence of such person.

XPO’s bylaws further provide that XPO may, if and to the extent authorized by the board of directors, so indemnify such other persons whom it has the power to indemnify against any liability, reasonable expense or other matter whatsoever.

Amendments to Certificate of Incorporation
Under the TBCA, a corporation may amend its charter at any time for certain purposes. Unless the charter provides otherwise, a corporation’s board of directors may adopt amendments to the corporation’s charter without shareholder action to (i) delete the names and addresses of the initial directors, (ii) delete the name and	Under the DGCL, an amendment to the certificate of incorporation of a corporation with capital stock requires the board of directors to adopt a resolution setting forth the amendment and directing that the proposed amendment be considered at the next annual meeting of stockholders. At the meeting, a

Rights of Pacer Shareholders	Rights of XPO Stockholders

address of the initial registered agent or registered office, (iii) designate or change the address of the principal office of the corporation, (iv) change each authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding, (v) change the name of the corporation that relates to its designation as “corporation, “incorporated,” “company,” etc., for a similar word or abbreviation, (vi) delete the principal office or (vii) make any other changes permitted under the TCBA.

vote of the majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock in each class entitled to vote may approve the amendment.
A corporation’s board of directors may also propose amendments to the charter for submission to the shareholders. The adoption of such amendment requires a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights and the votes required by every other voting group entitled to vote on the amendment, unless the charter requires a greater vote.

Pacer’s charter provides that the affirmative vote of holders of not less than 75% of the outstanding shares entitled to vote at a meeting of the shareholders called for that purpose shall be required to amend certain sections of charter.
Amendments to Bylaws

Pacer’s bylaws may be amended by the affirmative vote of a majority of the members of the board of directors present at a meeting or by the affirmative vote of holders of not less than 75% of the outstanding shares entitled to vote at a meeting of the shareholders called for that purpose.

The TBCA provides that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the TBCA reserves that power exclusively to the shareholders, or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may amend or repeal the corporation’s bylaws even if they may also be amended or repealed by the board.

The XPO bylaws provide that the bylaws may be altered, amended, or repealed at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Rights of Pacer Shareholders	Rights of XPO Stockholders
Certain Business Combinations
The Tennessee Business Combination Act prohibits a Tennessee corporation from engaging in a business combination with any interested shareholder of the corporation or any affiliate or associate of such interested shareholder for a period of 5 years following such interested shareholder’s share acquisition date unless such a business combination is approved by the board of directors of the corporation prior to such interested shareholder’s share acquisition date and the business combination satisfies any additional requirements imposed by law and by the charter or bylaws of the corporation.	The DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder,” unless prior to such date the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or subsequent to the business combination the transaction is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. XPO has elected to be governed by the DGCL.

Pacer’s charter prohibits business combinations between Pacer and related persons or affiliates or associates of related persons, unless (1) the transaction that caused the shareholder to become a related person was approved by the board of directors prior to such transaction; (2) five (5) years have passed since such person became a related person and the combination is approved by 75% of the outstanding voting stock not beneficially owned by the related person; (3) five (5) years have passed since the person became a related person and certain conditions relating to the consideration received by shareholders in the combination have been met; (4) the related person became a related person prior to the date Pacer’s stock was registered or traded on a national securities exchange; or (5) the board of directors determines that the related person inadvertently obtained such status and as soon as practicable divests enough Pacer common shares such that it is no longer a related person. For the purposes of this provision, a related person is someone who has acquired beneficial ownership of 10% or more of Pacer’s outstanding voting stock.

Rights of Pacer Shareholders	Rights of XPO Stockholders
Anti-Takeover Provisions
Pacer’s charter authorizes the issuance of “blank check” preferred shares that could be issued by Pacer’s board of directors to increase the number of outstanding shares. The board of directors has the authority to divide Pacer’s preferred shares into classes or series and to fix and determine the relative rights, preferences, qualifications, and limitations of the shares of any class or series so established including, without limitation, the number of shares constituting such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Tennessee law. Without limiting the generality of the foregoing, in establishing any class or series of preferred shares the board of directors may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. No shareholders’ vote is required to issue such preferred shares.	The XPO board of directors, by resolution, subject to the voting rights of the holders of XPO preferred stock, may establish one or more series of XPO preferred stock and fix the number of shares constituting such series, the designation of such series, the voting powers (if any) of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of XPO.

PROPOSAL 2: ADVISORY VOTE ON SPECIFIED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder (which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the “Dodd-Frank Act”) Pacer is required to submit a proposal to Pacer shareholders for a (nonbinding) advisory vote to approve specified compensation that may be paid or become payable to named executive officers of Pacer in connection with the merger.

The compensation that Pacer’s named executive officers may be entitled to receive in connection with the merger is summarized in in the section entitled “Proposal 1: The Merger—Interests of Pacer’s Directors and Executive Officers in the Merger—Golden Parachutes.” All compensation and benefits that may be paid or become payable to our named executive officers in connection with the merger or pursuant to arrangements with Pacer are described in the table entitled “Golden Parachute Compensation Subject to Advisory Vote” in the section referenced above. Compensation and benefits that may be paid or become payable to the named executive officers in connection with the merger and also pursuant to understandings with XPO are also described in the table entitled “Golden Parachute Compensation Not Subject to Advisory Vote,” but are not subject to this advisory vote.

Pacer has entered into employment agreements and offered compensation and benefits (including under equity incentive plans) that provide certain benefits in connection with the merger for a number of reasons, including that:

•	Pacer believes that these arrangements are necessary to attract and retain excellent executive officers; and

•	Pacer believes that these arrangements align the interests of Pacer’s named executive officers with those of Pacer’s shareholders by incentivizing Pacer’s named executive officers to maximize shareholder value.

Pacer is therefore asking shareholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Pacer’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table entitled ‘Golden Parachute Compensation Subject to Advisory Vote’ including the related narrative and tabular disclosures, and the agreements and arrangements pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and, as an advisory vote, the result will not be binding on Pacer or on XPO, or the board of directors or the compensation committees of Pacer or XPO. Therefore, if the merger is approved by the shareholders of Pacer and completed, the compensation based on or otherwise relating to the merger will be paid to Pacer’s named executive officers in accordance with the underlying plans and agreements, regardless of whether the shareholders of Pacer approve this proposal.

Vote Required For Approval

Approval of the advisory vote on specified compensation that may be received by Pacer’s named executive officers in connection with the merger requires that the number of votes cast “for” the proposal by Pacer shareholders present in person or by proxy and entitled to vote at the special meeting exceeds the votes cast “against” the proposal.

THE PACER BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL, ON AN ADVISORY (NON-BINDING) BASIS, OF THE SPECIFIED COMPENSATION THAT MAY BE PAID OR BECOME PAYABLE TO PACER’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER

NO APPRAISAL RIGHTS

Pursuant to 48-23-102(c) of the TBCA, no Pacer shareholder may dissent as to any shares of a security which, as of the date of effectuation of the transaction that would otherwise give rise to dissenters’ rights, is listed on a securities exchange registered under Section 6 of the Exchange Act or is a “national market system security.” Since the common stock of Pacer is and, through the closing of the transaction, will be listed on the NASDAQ, dissenters’ rights are not available in connection with the merger. If Pacer’s common stock ceases to be listed on NASDAQ prior to the closing of the merger, dissenters’ rights may become available.

LEGAL MATTERS

The validity of the shares of XPO common stock to be issued in the merger will be passed upon by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

The consolidated financial statements of XPO Logistics, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report dated March 12, 2013, on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states XPO Logistics, Inc. acquired the capital stock of Kelron Corporate Services Inc. (Kelron) and the assets of Turbo Logistics, Inc. and Turbo Dedicated, Inc. (collectively, Turbo) during 2012, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, Kelron’s and Turbo’s internal control over financial reporting associated with total assets of $14,958,000 and $71,902,000, respectively, and total revenues of $30,722,000 and $27,197,000, respectively, included in the consolidated financial statements of XPO Logistics, Inc. and subsidiaries as of and for the year ended December 31, 2012. The audit of internal control over financial reporting of XPO Logistics, Inc. also excluded an evaluation of the internal control over financial reporting of Kelron and Turbo.

The audited consolidated financial statements of 3PD, included as an exhibit to Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on August 5, 2013 have been audited by Cherry Bekaert LLP, an independent public accounting firm, as set forth in its report thereon, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The combined financial statements of Turbo Logistics, Inc. and Turbo Dedicated, Inc. included in Amendment No. 1 to the Current Report on Form 8-K/A of XPO Logistics, Inc. dated January 4, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited combined financial statements of Turbo Logistics, Inc. and Turbo Dedicated, Inc. for the six-month periods ended June 30, 2012 and 2011, included in XPO Logistics, Inc.’s Current Report on Form 8-K/A filed with the SEC on January 4, 2013, incorporated by reference herein, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such financial statements. However, their separate report dated January 4, 2013, included in XPO Logistics, Inc.’s Current Report on Form 8-K/A filed with the SEC on January 4, 2013, and incorporated by reference herein, states that they did not audit and they do not express an opinion on the financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited financial statements, because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act. The audited consolidated financial statements of Kelron Corporate Services Inc. and Kelron Distribution Systems (Cleveland) LLC, included as an exhibit to Amendment No. 1 to our Current Report on Form 8-K/A filed with the SEC on October 17, 2012 have been audited by Zeifmans LLP Chartered Accountants, an independent registered public accounting firm, as set forth in its report thereon, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Pacer International, Inc. for the years ended December 31, 2012 and December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated herein by reference in this registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of Pacer International, Inc. for the year ended December 31, 2010, incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Pacer International, Inc. for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

PACER SHAREHOLDER PROPOSALS

Once the merger is completed, there will be no public participation in any future meetings of Pacer shareholders. If the merger is completed, Pacer does not expect to hold its 2014 annual meeting of shareholders. If the merger is not completed, Pacer’s shareholders will continue to be entitled to attend and participate in Pacer’s shareholder meetings and Pacer’s 2014 annual meeting of shareholders (which we refer to as the “2014 annual meeting”) which is scheduled for July 23, 2014.

If Pacer holds its 2014 annual meeting of shareholders, the deadline for proposals intended to be presented for inclusion in our proxy statement and accompanying proxy card pursuant to Rule 14a-8 of the Exchange Act for such meeting has passed. However, if Pacer holds the 2014 annual meeting of shareholders on a date that is 30 calendar days earlier or 60 calendar days after the anniversary of the date of its 2013 annual meeting of shareholders, written notice of shareholder proposals must be received not more than 90 calendar days and not later than 60 days prior to the date of the 2014 annual meeting or the tenth day following the date on which public announcement of such annual meeting date is first made. Such director nominations or proposals should be submitted to the following address:

Pacer International

6805 Perimeter Drive

Dublin, Ohio 43016

Attention: Investor Relations

Proposals must comply with the SEC proxy rules relating to shareholder proposals in order to be included in Pacer’s proxy materials. Upon timely receipt of any such proposal, Pacer will determine whether or not to include such proposal in the proxy statement and proxy in accordance with applicable regulations governing the solicitation of proxies. Any shareholder notice nominating any person as a director or making any other proposal must include certain information as specified in Pacer’s bylaws. A copy of the applicable bylaw provisions is available upon written request to our Secretary at the address above.

WHERE YOU CAN FIND MORE INFORMATION

XPO has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the XPO common shares to be issued to Pacer shareholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about XPO and its common shares. The rules and regulations of the SEC allow XPO and Pacer to omit certain information that is included in the registration statement from this document.

XPO and Pacer file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also inspect reports, proxy statements and other information about XPO at the offices of the XPO at Five Greenwich Office Park, Greenwich, CT 06831 and about Pacer at the offices of Pacer at 6805 Perimeter Drive, Dublin, OH 43016. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like XPO and Pacer, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by XPO with the SEC are also available at XPO’s website at www.xpologistics.com. The reports and other information filed by Pacer with the SEC are also available at Pacer’s website at www.pacer.com. The web addresses of the SEC, XPO and Pacer have been included as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

This document incorporates by reference the documents listed below that XPO and Pacer previously filed with the SEC (in each case excluding any portion of such documents deemed furnished rather than filed with the SEC). They contain important information about the companies and their financial condition.

XPO SEC Filings (File No. 001-32172)	Period or File Date
Annual Report on Form 10-K	Year Ended December 31, 2012

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2013, June 30, 2013 and September 30, 2013

Current Reports on Form 8-K

Filed on February 11, 2013, February 13, 2013,

May 31, 2013, July 15, 2013, August 13, 2013, August 16, 2013, September 20, 2013, October 17, 2013, October 24, 2013, November 15, 2013, December 12, 2013, January 6, 2014 (2 filings), January 27, 2014 (second filing), February 5, 2014 and February 21, 2014

Registration Statement on Form 8-A and amendments thereto	Filed on May 7, 2004

Pacer SEC Filings (File No. 000-49828)	Period or File Date
Annual Report on Form 10-K	Year Ended December 31, 2012

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2013, June 30, 2013 and September 30, 2013

Current Reports on Form 8-K or 8-K/A	Filed on March 22, 2013, January 6, 2014 (2 filings) and January 17, 2014

Registration Statement on Form 8-A and amendments thereto	Filed on May 23, 2002

XPO and Pacer also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, between the date of this document and the effective time of the merger. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K incorporated by referenced into this document (or any exhibit thereto) under Item 2.02 or 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, is deemed furnished rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this document.

XPO has supplied all information contained or incorporated by reference into this document relating to XPO, and Pacer has supplied all information contained or incorporated by reference into this document relating to Pacer.

Documents incorporated by reference are available from XPO and Pacer without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

XPO Logistics, Inc. Five Greenwich Office Park Greenwich, CT 06381 Attn: Investor Relations Telephone: (855) 976-4636	Pacer International, Inc. 6805 Perimeter Drive Dublin, Ohio 43016 Attn: Investor Relations Telephone: (614) 923-1400

Pacer’s shareholders requesting documents should do so by March 20, 2014 to receive them before the Pacer special meeting. You will not be charged for any of these documents that you request. If you request any document incorporated by reference into this document from XPO, XPO will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither XPO nor Pacer has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated by reference into this document. Therefore, if anyone does give you information of that kind, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PACER INTERNATIONAL, INC.,

XPO LOGISTICS, INC.

and

ACQUISITION SUB, INC.

Dated as of January 5, 2014

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 5, 2014, by and among Pacer International, Inc., a Tennessee corporation (the “Company”), XPO Logistics, Inc., a Delaware corporation (“Parent”), and Acquisition Sub, Inc., a Tennessee corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement is in the best interests of the Company and its shareholders, and has adopted and approved this Agreement with Parent and Merger Sub providing for the merger of Merger Sub with and into the Company in accordance with the Tennessee Business Corporation Act (the “TBCA”), upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), and (ii) resolved to recommend approval of this Agreement by the shareholders of the Company;

WHEREAS, the respective boards of directors of Parent and Merger Sub have each adopted, approved and declared it advisable to enter into this Agreement providing for the Merger in accordance with the Delaware General Corporation Law and the TBCA, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements contained in this Agreement, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto agree as follows:

ARTICLE I

The Merger

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time and in accordance with the TBCA, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company under the laws of the State of Tennessee, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as otherwise set forth in this Article I.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Winston & Strawn LLP, 200 Park Avenue, New York, New York, at 9:00 a.m. (Eastern Time) on the third business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided that, the Closing shall not occur during the period from and including April 1, 2014 through and including April 30, 2014 (the “Marketing Period”) without the prior written consent of Parent if (and only if) Parent delivers a written notification to the Company, at any time between March 22, 2014 and including March 31, 2014, certifying that (A) Parent intends to obtain Financing pursuant to the Financing Commitment (or alternative debt financing pursuant to alternative debt financing commitment letters that (1) do not include additional or different conditions to closing (as compared to the Financing Commitment) that would reasonably be expected to prevent, impede or delay the funding of the Financing or the consummation of the Transactions beyond the date the parties hereto are obligated to close pursuant to this Section 1.2 (giving effect to this proviso) and (2) provide for a syndication period as a requirement to such alternative financing); and (B) assuming the accuracy of the representations set forth in Section 3.1 and compliance by the Company with its agreements under this Agreement, Parent has no reason to believe that any of the conditions to the Financing or such alternative debt financing, as the case may be, will not be satisfied on or prior to the date on which the parties hereto are obligated to close pursuant to this Section 1.2 (giving effect to this proviso) (it being understood that, if all of the conditions set forth in Article V shall have been satisfied or waived during the Marketing Period (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), and such conditions remain satisfied or waived on May 1, 2014 then the Closing shall occur on May 1, 2014 unless Parent agrees for the Closing to occur earlier). Nothing herein shall prohibit Parent from seeking to replace all or a portion of the Financing or such alternative debt financing with proceeds from an equity financing consummated during the Marketing Period. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to remain closed in the City of New York.

1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause the articles of merger (the “Tennessee Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Tennessee as provided in Section 48-21-107 of the TBCA. The Merger shall become effective on the effective date of the Tennessee Articles of Merger (the “Effective Time”).

1.4 Effects of the Merger. The Merger shall have the effects provided for in this Agreement, the Tennessee Articles of Merger and the applicable provisions of the TBCA.

1.5 Charter and Bylaws of the Surviving Corporation. The charter of the Company (the “Charter”) shall be amended as a result of the Merger to be in a form determined by Parent and reasonably acceptable to the Company and, as so amended, shall be the charter of the Surviving Corporation, until duly amended as provided therein or by applicable Laws. The bylaws of the Company (the “Bylaws”) in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Laws.

1.6 Officers and Directors of the Surviving Corporation. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. Subject to applicable Law, the directors of Merger Sub shall be the directors of the Surviving Corporation at the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

Effect of the Merger on Capital Stock

2.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holders of any capital stock of the Company:

(a) Merger Consideration. Each share of the common stock, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and not, in each case, held on behalf of third parties and (ii) Shares owned by any direct or indirect wholly owned subsidiary of the Company and not, in each case, held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”)) shall be converted into the right to receive the following consideration upon the surrender of a certificate formerly representing Shares (a “Certificate”) or non-certificated Shares held in book-entry position formerly representing Shares (the “Book-Entry Shares”): (x) $6.00 in cash, without interest (the “Per Share Cash Consideration”) and (y) a fraction of a share of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Per Share Stock Consideration”). For purposes of this Agreement, “Per Share Merger Consideration” with respect to a given Share shall mean the Per Share Cash Consideration and the Per Share Stock Consideration. At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, each Certificate or Book-Entry Share, as the case may be, formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(i) Certain Definitions.

(A) “Exchange Ratio” means a fraction, the numerator of which equals $3.00 and the denominator of which equals (i) $23.12 if the Parent Stock Price is less than or equal to $23.12, (ii) the Parent Stock Price, if the Parent Stock Price is greater than $23.12 and less than $32.94 and (iii) $32.94 if the Parent Stock Price is greater than or equal to $32.94, and in each case rounding the result to the nearest 1/10,000.

(B) “Parent Stock Price” means the arithmetic average VWAP of Parent Common Stock for the ten (10) Trading Days immediately prior to the Closing Date, starting with the opening of trading on the first such Trading Day to the closing of the last Trading Day prior to the Closing Date.

(C) “Trading Day” means any day on which the New York Stock Exchange is open for trading; provided that, a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time).

(D) “VWAP” means, for any Trading Day, the arithmetic average of the volume-weighted average price per share of Parent Common Stock as displayed in the “VWAP” field on Bloomberg (or any successor service) page XPO <Equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time on such Trading Day; or, if such price is not available, the market value per share of Parent Common Stock on such Trading Day as determined by a nationally recognized independent investment banking firm retained by Parent and approved in advance by the Company (such approval not to be unreasonably withheld or delayed) for such purpose.

(b) Cancellation and Conversion of Excluded Shares.

(i)	Each Excluded Share referred to in Section 2.1(a) (other than any such Excluded Shares converted into shares of common stock of the Surviving Corporation pursuant to Section 2.1(b)(ii)) and each Share, if any, owned directly by the Company shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(ii)	Each Share held by any direct or indirect Subsidiary of the Company, any direct or indirect Subsidiary of Parent (other than Merger Sub) or any direct or indirect Subsidiary of Merger Sub immediately prior to the Effective Time shall be converted into such number of shares of common stock, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Dissenters’ Rights. Dissenters’ rights under Chapter 23 of the TBCA are not available to the holders of the Shares in connection with the Merger.

2.2 Exchange of Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as an exchange agent hereunder and approved in advance by the Company (such approval not to be unreasonably withheld or delayed) (and pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company) (the “Exchange Agent”), in trust in a separate account for the benefit of holders of Shares, (i) a cash amount in immediately available funds necessary for the Exchange Agent to make the aggregate Per Share Cash Consideration under Section 2.1(a) and (ii) uncertificated book-entry shares representing an aggregate number of registered shares of Parent Common Stock to which holders of Shares shall be entitled at the Effective Time pursuant to Section 2.1(a) (such cash and Parent Common Stock deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent, provided that such investments shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to the Surviving Corporation. To the extent that there are losses with respect to any such investments or the Exchange Fund diminishes for any reason below the level required to make prompt cash payment under Section 2.1(a), Parent shall, or shall cause the Surviving Corporation to promptly replace, restore or increase the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such payments under Section 2.1(a).

(b) Exchange Procedures.

(i) Promptly after the Effective Time (and in any event within three (3) business days), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record, as of immediately prior to the Effective Time, of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares in exchange for the Per Share Merger Consideration.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares multiplied by (y) the Per Share Cash Consideration plus cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.5 and (B) and a whole number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) equal to (1) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares multiplied by (2) the Exchange Ratio with any resulting fractional share paid as cash in lieu thereof pursuant to Section 2.5, and such Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares, as applicable. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registrations of transfer on the stock transfer books of the Company of the

Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for payment of the Per Share Merger Consideration upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 2.2(f)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature. For purposes of this Agreement, the term “Governmental Entity” shall mean any United States or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(e) Tax Withholding. Notwithstanding any provision in this Agreement to the contrary, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the Shares represented by such Certificate as contemplated by this Article II.

2.3 Treatment of Stock Plans.

(a) Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, vested or unvested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), an amount in cash equal to (x) the total number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (i) the sum of (A) the Per Share Cash Consideration plus (B) an amount in cash equal to the product of (I) the Parent Stock Price multiplied by (II) the Per Share Stock Consideration, in each case, determined in accordance with Section 2.1(a) of this Agreement (the “Option Cash Amount”), over (ii) the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment. To the extent the exercise price of a Company Option is greater than or equal to the Option Cash Amount, such Company Option shall be cancelled for no consideration.

(b) Restricted Shares. At the Effective Time, each outstanding Share subject to vesting, repurchase or other lapse restrictions (a “Restricted Share”) and each outstanding restricted stock unit (a “Restricted Stock Unit”), in each case, granted under the Stock Plans, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time), the Per Share Merger Consideration with respect to each such outstanding Restricted Share and each such outstanding Restricted Stock Unit, determined in accordance with Section 2.1(a) of this Agreement, less applicable Taxes required to be withheld with respect to such payment; provided, that the applicable Taxes required to be withheld shall be withheld from the aggregate Per Share Cash Consideration payable in respect of each holder’s Restricted Shares or Restricted Stock Units.

(c) Performance Stock Units. At the Effective Time, each performance stock unit (a “Performance Stock Unit”) under the Stock Plans, to the extent unvested, shall vest as follows: (i) for completed performance periods, the portion of the Performance Stock Unit eligible for vesting based on achievement of the applicable performance targets set forth in the applicable award agreement for such completed performance periods shall vest and (ii) for performance periods that have not been completed as of the Effective Time, the Performance Stock Units for such incomplete performance period shall vest as if the target level of performance had been achieved as of the Effective Time (Performance Stock Units that vest as a result of (i) and (ii) herein, the “Vested PSUs”). Vested PSUs shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than three (3) business days after the Effective Time) the Per Share Merger Consideration with respect to each such Vested PSU, determined in accordance with Section 2.1(a) of this Agreement, less applicable Taxes required to be withheld with respect to such payment; provided, that the applicable Taxes required to be withheld shall be withheld from the aggregate Per Share Cash Consideration payable in respect of each holder’s Performance Stock Units.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt resolutions and provide any notices required to holders of Company Options, Restricted Shares, Restricted Stock Units or Performance Stock Units (as applicable) to implement the provisions of Sections 2.3(a), 2.3(b) and 2.3(c).

2.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Shares or shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration and payments pursuant to Section 2.3 shall be equitably adjusted; provided that nothing in this Section 2.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.5 Fractional Shares. No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Shares converted by virtue of the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock, shall receive, in lieu of such fraction of a share of Parent Common Stock, from the Exchange Agent in accordance with the provisions of this Section 2.5, a cash payment representing such owner’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Parent Common Stock equal to the excess of (i) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.1(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be issued to the holders of Shares pursuant to Section 2.2(b).

2.6 Distributions with Respect to Unexchanged Shares.

(a) Certificates. All Parent Common Stock to be issued under Section 2.1(a) shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of Parent Common Stock shall be paid to any holder of an unsurrendered Certificate until such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(f)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(f)), there shall be issued and/or paid to the holder of the Certificates representing whole shares of Parent Common Stock issued in exchange thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to the time of such payment and delivery by the Exchange Agent under Section 2.2(b)(ii) payable with respect to Parent Common Stock.

(b) Book-Entry Shares. Holders of Book-Entry Shares who are entitled to receive Parent Common Stock under Section 2.1(a) shall be issued and/or paid (i) at the time of payment and delivery of such Parent Common Stock by the Exchange Agent under Section 2.2(b)(ii), the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to the date of surrender.

ARTICLE III

Representations and Warranties

3.1 Representations and Warranties of the Company. Except as set forth (i) in the Company Reports filed with the SEC prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such Company Reports) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee and has all requisite corporate authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing as a foreign corporation or similar entity or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Change. Each Company Subsidiary is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Change. The Company has made available to Parent complete and correct copies of the

Company’s and its Significant Subsidiaries’ charters and bylaws or comparable governing documents, each as amended to and in effect on the date of this Agreement. As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) “Company Material Adverse Change” means any event, change, effect, development, circumstance, condition or occurrence (each, a “Change”) that, when considered individually or in the aggregate with all other Changes, is or would reasonably be expected to be materially adverse to (x) the ability of the Company to timely perform its obligations under, and consummate the transactions contemplated by, this Agreement (together with the Merger, the “Transactions”) or (y) the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided that no change or development resulting from the following shall constitute or be taken into account in determining whether there has been a Company Material Adverse Change under clause (y):

(A) changes, developments, effects or events in economic conditions generally in the United States or other countries in which the Company or any of its Subsidiaries conduct operations, including (1) any changes generally affecting the securities, credit or financial markets, (2) any changes in interest or exchange rates or (3) effect of any potential or actual government shutdown, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(B) changes, developments, effects or events in or affecting the industry or industries in which the Company or any of its Subsidiaries operate (including such changes, developments, effects or events resulting from general economic conditions), except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(C) the announcement of this Agreement and the Transactions, including changes, developments, effects or events as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company;

(D) changes, developments, effects or events arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(E) changes, developments, effects or events after the date hereof in applicable Laws or the definitive interpretations thereof, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(F) changes, developments, effects or events after the date hereof in United States generally accepted accounting principles (“GAAP”) or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate;

(G) any action or omission taken at the written request of Parent or its Affiliates;

(H) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such failure has resulted in, or contributed to, a Company Material Adverse Change; and

(I) a decline in the price or trading volume of the Company’s common stock; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such decline has resulted in, or contributed to, a Company Material Adverse Change.

As used in this Agreement, “Affiliate” means with respect to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 150,000,000 Shares, of which 35,388,493 Shares were outstanding as of the close of business on January 3, 2014, and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of January 3, 2014, other than 143,000 Shares reserved for issuance under the Company’s 2002 Stock Option Plan (the “2002 Plan”), 942,307 Shares reserved for issuance under the Company’s 2006 Long-Term Incentive Plan “(the “2006 Plan”) and 2,393,115 Shares reserved for issuance under the Company’s 2012 Omnibus Incentive Plan (the “2012 Plan,” and together with the 2002 Plan and the 2006 Plan, the “Stock Plans”), in each case, including pursuant to awards outstanding, the Company has no Shares reserved for issuance. Section 3.1(b) of the Company Disclosure Letter contains a correct and complete list of Company Options, Restricted Shares, Restricted Stock Units and Performance Stock Units as of the close of business on January 3, 2014 outstanding under the Stock Plans, including, where applicable, the holder, date of grant, term (in the case of Company Options), number of Shares and, where applicable, exercise price. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by one or more wholly owned Subsidiaries of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (other than certain Permitted Tax Liens) (each, a “Lien”). “Permitted Tax Liens” are liens that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s books and records. Except as set forth above, there are no (A) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or (B) any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries (the items referred to in clauses (A) and (B) of or with respect to any Person, collectively, “Rights”), and no such Rights are authorized, issued or outstanding.

(ii) Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Section 3.1(b) of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization, its authorized capital stock or share capital, and the number of issued and outstanding shares of capital stock or share capital and the record owner(s) thereof. Neither the Company nor any of its Subsidiaries owns beneficially or of record any shares of capital stock or other Rights in any other Person that is not a Subsidiary of the Company. The Company is not subject to any obligation or requirement to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary. Except as set forth above, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(iii) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(iv) None of the Company Options have been granted in contemplation of the Merger or the transactions contemplated in this Agreement.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”), to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles regardless of whether enforcement is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has (A) determined that the Merger is in the best interests of the Company and its shareholders, adopted, approved and declared advisable this Agreement and the Transactions and resolved, subject to Section 4.2(d), to recommend approval of this Agreement by the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their approval at a shareholders’ meeting duly called and held for such purpose and (C) received the opinion of each of its financial advisors to the effect that the consideration to be received by the holders of the Shares in the Merger is fair from a financial point of view, as of the date of such opinion, to such holders.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), any other applicable antitrust laws and any other antirust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the U.S. Securities and Exchange Commission (“SEC”) of the preliminary proxy statement and the Proxy Statement and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”), and in which the Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, (D) under the rules of NASDAQ National Market (“NASDAQ”) and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through (E), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, except those that the failure to make or obtain would not, (x) individually or in the aggregate, be reasonably likely to have a Company Material Adverse Change or (y) prevent, materially delay or materially impair the consummation of the Transactions.

(ii) Assuming compliance with the matters referenced in Section 3.1(d)(i), receipt of the Company Approvals and the receipt of the Company Requisite Vote, the execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the Charter or Bylaws of the Company or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations pursuant to, any lease, license, contract, note, mortgage, indenture, agreement, arrangement or other instrument or obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, or (C) a violation of, or conflict with, any Order or Laws to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Change or prevent, materially delay or materially impair the consummation of the Transactions.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2012 and 2011, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2012, (C) its proxy or information statements relating to meetings of, or actions taking without a meeting by, the shareholders of the Company held since December 31, 2012, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2013 (the “Applicable Date”) (clauses (A) through (D) collectively, the “Company Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Company Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and any rules and regulations promulgated thereunder applicable to the Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings made by the Company with the SEC. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 through the date of this Agreement relating to the Company Reports and all written responses of the Company thereto through the date of this Agreement, other than those letters publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).

(ii) Each of the consolidated financial statements included or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(iii) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2012. The Company maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by the Company to Parent prior to the date of this Agreement.

(iv) The principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(f) Absence of Certain Changes. Since September 30, 2013 and ending on the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of businesses consistent with past practice (other than actions taken by the Company contemplated by this Agreement and the Transactions), (ii) there has not been any Change that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Change, and (iii) there has not been any action taken or agreed to be taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clauses (i), (ii), (iii), (vii), (x), (xii), (xiii) and (xiv) of Section 4.1(a).

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations, inquiries, examinations or other proceedings pending (each, an “Action”) or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Change. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Change. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any material Order.

(ii) Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth in the Company Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (D) that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change.

(iii) The term “Knowledge,” when used in this Agreement (i) with respect to the Company, shall mean the actual knowledge, after reasonable inquiry, of those persons set forth in Section 3.1(g)(ii) of the Company Disclosure Letter and (ii) with respect to Parent shall mean the actual knowledge, after reasonable inquiry, of those persons set forth in Section 3.1(g)(iii) of the Parent Disclosure Letter.

(h) Employee Benefits.

(i) All material Benefit Plans are listed on Section 3.1(h)(i) of the Company Disclosure Letter and each such Benefit Plan that has received a favorable opinion letter from the Internal Revenue Service (the “IRS”) and each such Benefit Plan maintained outside of the United States primarily for the benefit of Company Employees or independent contractors working outside of the United States (a “Non-U.S. Benefit Plan”) has been separately identified. True and complete copies of, to the extent applicable: (i) all Benefit Plans, (ii) the most recent annual report on Form 5500 with respect to all Benefit Plans, (iii) the most recent actuarial report with respect to all Benefit Plans, and (iv) the most recent summary plan description with respect to all Benefit Plans have been provided to Parent. “Benefit Plans” means all benefit and compensation plans, written Contracts, policies or arrangements covering individuals on, or formerly on, the payroll of the Company or its Subsidiaries (the “Company Employees”) (it being agreed that the term “Company Employees” does not include any individuals engaged or retained by the Company or its Subsidiaries as independent contractors) and current or former directors of the Company under which there is a continuing financial obligation of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and compensation, deferred compensation, pension, retirement, severance, tax gross-up, stock option, stock purchase, stock appreciation rights, stock-based, incentive and bonus plans, whether or not subject to ERISA, but excluding (i) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”) and (ii) any plans or programs that are mandated and administered by a Governmental Entity.

(ii) All Benefit Plans are in compliance in all material respects with their terms and with ERISA and the Internal Revenue Code of 1986, as amended (the “Code”) (to the extent applicable) and other applicable Laws. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received or may rely on a favorable determination or opinion letter from the IRS (and a true and correct copy of such letter or such application has been provided to Parent), and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code, and the Company is not aware of any circumstances reasonably likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries or any fiduciary has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject any ERISA Plan or any related trust, the Company or any of its Subsidiaries, or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(iii) No Benefit Plan is (i) a Multiemployer Plan, (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or (iii) subject to Sections 412 or 4971 of the Code, Section 302 of ERISA or Title IV of ERISA. Neither the Company nor any of its Subsidiaries has during the last six (6) years incurred, or is expected to incur, any obligation or liability under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Surviving Corporation or any of its affiliates following the Closing. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) under corresponding or similar provisions of foreign Laws or regulations.

(iv) As of the date hereof, there is no material pending or, to the Knowledge of the Company, threatened action or litigation relating to the Benefit Plans, other than routine claims for benefits. Each Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code materially complies and, at all times has materially complied, both in form and operation, with the requirements of, and has not resulted in the application of any penalty tax under, Section 409A of the Code and the final regulations and other applicable guidance thereunder.

(v) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Employee, independent contractor, or any current or former officer or director of the Company or any of its Subsidiaries to any retirement, severance, unemployment compensation or any other payment or enhanced or accelerated benefit (including any lapse of repurchase rights or obligations with respect to any Stock Plans or other benefit under any compensation plan or arrangement of the Company), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, independent contractor, officer or director, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan, Non-U.S. Benefit Plan or related trust, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would (individually or in combination with any other such payment) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any “rabbi” or similar trust pursuant to any Benefit Plan.

(vi) No Benefit Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code.

(vii) No Benefit Plan provides welfare benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(viii) Each Non-U.S. Benefit Plan that is required to be registered with a Governmental Authority has been registered (and where applicable accepted for registration) and has been maintained in all material respects in good standing with the applicable Governmental Entity, except in each case where failure to do so would not result in a material liability to the Company or any of its Subsidiaries.

(i) Compliance with Laws; Licenses.

(i) The businesses of each of the Company and its Subsidiaries have not been since January 1, 2010, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, are not reasonably likely to be have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole. Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to be have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, be reasonably likely to be have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

(ii) Without limiting the other provisions of this Section 3.1(i), and except as would not have and would not be reasonably likely to, individually or in the aggregate, have a material adverse effect on the business of the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries are and, since January 1, 2010, have been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and other federal, foreign, or state anti-corruption or anti-bribery Laws or requirements applicable to the Company or its Subsidiaries (the “Anti-Bribery Laws”). Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written communication, or to the Knowledge of the Company, oral communication, from any Governmental Entity or from any third Person that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in violation of any Anti-Bribery Laws.

(j) Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.2(k) are true and correct, no restrictions contained in any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Charter or Bylaws is applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger.

(k) Environmental Matters.

(i) Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Change: (A) the Company and its Subsidiaries are in compliance with all applicable Environmental Law; (B) the Company and its Subsidiaries possess all permits and licenses required under applicable Environmental Law for the operation of their respective businesses as presently conducted; (C) there are no, and there have not been any, Hazardous Substances at any property currently or , to the Knowledge of the Company, formerly owned, operated, occupied or leased by the Company or its Subsidiaries, under circumstances that have resulted in or, to the Knowledge of the Company, are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Laws; (D) neither the Company nor any of its Subsidiaries has received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law during the past three (3) years; and (E) there are no writs, injunctions, decrees, orders or judgments outstanding, or any complaints, suits or proceedings pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with any Environmental Law.

(ii) All material reports, assessments, data, results of investigations or audits, correspondence or other documentation regarding material environmental matters in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned, occupied, leased or operated by the Company or any of its Subsidiaries that are in the possession, custody or control of the Company have been delivered to or made available for review by Parent prior to the date hereof.

(iii) Notwithstanding any other representation or warranty in this Article III of this Agreement, the representations and warranties contained in this Section 3.1(k) constitute the sole representations and warranties of the Company relating to any Environmental Law.

As used in this Agreement, the term “Environmental Law” means any applicable law, regulation, code of any Governmental Entity (A) concerning the protection of the environment, (including air, water, soil and natural resources) or (B) the release or disposal of any Hazardous Substances, in each case as presently in effect.

As used in this Agreement, the term “Hazardous Substance” means any pollutant, contaminant, hazardous waste or hazardous substance in any form, including without limitation crude oil or petroleum or petroleum products, asbestos and asbestos-containing materials and any radioactive substance subject to regulation, or which can give rise to liability under any Environmental Law.

(l) Taxes.

(i) The Company and each of its Subsidiaries (A) has prepared in good faith and duly and timely filed or caused to be duly and timely filed (in each case taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them except where such failures to so prepare or file Tax Returns, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse

Change and all such filed Tax Returns are complete and accurate in all material respects, (B) has timely paid all Taxes that are required to be paid (after giving effect to any valid extensions of time in which to make such payment) by it and has timely withheld and remitted all Taxes that the Company or any of its Subsidiaries is required to withhold and remit from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and except where such failure to so pay or withhold, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Change, and (C) have not waived any statute of limitations applicable to any material Tax Return or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency.

(ii) There are not pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters of the Company or any of its Subsidiaries. Each assessed deficiency resulting from any audit or examination relating to a material amount of Taxes by any Tax Authority has been timely paid or is being contested in good faith through appropriate proceedings and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material amount of Taxes of the Company or any of its Subsidiaries. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2012, 2011 and 2010.

(iii) Neither the Company nor any of its Subsidiaries (A) is a party to any material Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (other than credit agreements, leases, licenses and other similar agreements in each case (I) entered into in the ordinary course of business (II) not primarily relating to Taxes, and (III) containing solely customary Tax-allocation, Tax-sharing or Tax-indemnity provisions), or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Tax Authority.

(iv) There are no material Liens for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Tax Liens.

(v) Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (B) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract (other than contracts described in the parenthetical contained in Section 3.14(l)(iii)(A)) or otherwise.

(vi) During the three-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code.

(vii) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(viii) Except to the extent specifically and adequately reserved for, in accordance with GAAP, on the Company Financial Statements, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) installment sale or open transaction disposition made on or prior to the Closing Date or (C) prepaid amount received on or prior to the Closing Date.

(ix) During the five-year period ending on the date of this Agreement, no claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file tax returns that it is or may be subject to Taxation by the jurisdiction.

(x) The charges, accruals, and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover Taxes payable by the Company and its Subsidiaries with respect to periods ending on or prior to the date of such Company Financial Statements.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) shall mean all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes, and any amendment thereto, and (C) the term “Tax Authority” means with respect to any Tax, the governmental authority responsible for the imposition of such Tax.

(m) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or works council, no demand for recognition of any Company Employees has been made by or on behalf of any labor union, labor organization or works council in the past two (2) years, no petition has been filed or proceeding been instituted by any Company Employee or group of Company Employees with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two (2) years, to the Knowledge of the Company, no union organizing activities are ongoing with respect to any Company Employee, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, nor has there been since the Applicable Date, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(ii) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws in respect of employment, employment practices, labor, terms and conditions of employment and wages and hours of the Company Employees.

(iii) With respect to Company Employees and independent contractors, the Company and its Subsidiaries have not received (A) written notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Entity against them, (B) written notice of any employee or labor complaints, grievances or arbitrations in each case, against or with respect to them, (C) written notice of any charge or complaint against or with respect to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (D) written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation against or with respect to them or notice that such investigation is in progress, or (E) written notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of such individuals (including, for purposes of this Section 3.1(m)(iii)(E), any applicant for employment or classes of Company Employees or independent contractors) alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(n) Intellectual Property.

(i) Except as would not be reasonably likely to have a Company Material Adverse Change, the Company and each of its Subsidiaries owns or has the right to use all Intellectual Property necessary for the conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof (the “Material Intellectual Property”). Except as would not be reasonably likely to have a Company Material Adverse Change, (A) no written claim of invalidity or conflicting ownership rights with respect to any Material Intellectual Property has been made by a third party and no such Material Intellectual Property is the subject of any pending or, to the Company’s Knowledge, threatened action, suit, claim, investigation or other proceeding; (B) no person or entity has given written notice to the Company or any of its Subsidiaries that the use of any Material Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing any patent, trademark, copyright or design right, or that the Company or any of its Subsidiaries has misappropriated any trade secret; (C) to the Knowledge of the Company, the use of the Material Intellectual Property by the Company and its Subsidiaries does not infringe any intellectual property right of any third party, and does not involve the misappropriation of any trade secrets of any third party; and (D) to the Knowledge of the Company, no other Person has violated, misappropriated, diluted or infringed any rights under any Material Intellectual Property owned by, and that are material to, any of the businesses of the Company or any of its Subsidiaries.

(ii) Notwithstanding any other representation or warranty in this Article III of this Agreement, the representations and warranties contained in this Section 3.1(n) constitute the sole representations and warranties of the Company relating to any Intellectual Property.

As used in this Agreement, “Intellectual Property” means all (A) trademarks, service marks, certification marks, Internet domain names, logos, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals thereof; (B) inventions and all patents, and applications therefor, including divisions, continuations, continuations-in-part, and all renewals, extensions, reexaminations and reissues thereof; (C) trade secrets; and (D) published and unpublished works of authorship, copyrights therein and thereto, and registrations and applications therefor, and all renewals and extensions thereof.

(o) Insurance. All material fire and casualty, general liability, motor carrier liability, business interruption, sprinkler and water damage insurance policies and other material insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage and deductibles provided thereunder) maintained by the Company or any of its Subsidiaries (A) are in full force and effect and all premiums due with respect thereto have been paid; (B) have been made available by the Company to Parent prior to the date of this Agreement; (C) have been issued by insurers that are reputable and financially sound; and (D) provide coverage for the applicable operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary industry practice for such type of policies.

(p) Material Contracts.

(i) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts: (i) any Contract relating to indebtedness for borrowed money or any financial guaranty thereof in excess of $500,000, other than (A) indebtedness between and among the Company and its Subsidiaries and (B) financial guaranties by the Company of indebtedness owed by its Subsidiaries to third parties; (ii) any Contract that purports to prohibit the Company or any of its Subsidiaries from competing in any material respect in any business line, with any Person or in any geographic area; (iii) any Contract that involves any exchange-traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument; (iv) any Contract, other than Contracts for purchased transportation and Contracts with customers of the Company, that involved expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $500,000 in the last fiscal year or is expected to involve expenditures or guaranteed receipts by the Company or any of its Subsidiaries of more than $500,000 in the current fiscal year; (v) any Contract that involved, since January 1, 2012, the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person (other than acquisitions or dispositions of (A) assets in the ordinary course of business consistent with past practice, including acquisitions and dispositions of inventory or equipment or (B) assets, capital stock and other equity interests by and among the Company and its Subsidiaries); (vi) any Contract (other than this Agreement) that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries; (vii) any material joint venture or partnership Contract; (viii) any Contract for the lease of real property material to the operation of the Company’s business; (ix) any Contract that contains a put, call, right of first refusal or right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person; (x) any material settlement agreement or similar Contract with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case; (xi) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $500,000; (xii) any Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, or make any “earn-out” or other contingent payment to another Person, in each case in connection with an acquisition or divestiture of any equity interests, businesses, lines of business, divisions, joint ventures or partnerships; (xiii) any Contract that (A) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights or (B) grants to any third Person any “most favored nation” rights and requires aggregate future payments to the Company or any of its Subsidiaries in excess of $500,000 per annum; (xiv) any Contract, other than a Benefit Plan, which requires fixed payments by or to the Company or any of its Subsidiaries in excess of $500,000 per annum containing “change of control” or similar provisions; (xv) any Contract the failure to obtain consent in connection with the Merger and transactions thereby in respect of which, would be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole; (xvi) any Contract with the Company’s top ten (10) transportation providers (based on gross payments from January 1, 2012 through September 30, 2013) (other than rate quotes received in the ordinary course of business); and (xvii) any Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 3.1(p)(i) being referred to in this Agreement as “Company Material Contracts”).

(ii) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Change, (A) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party, is in material breach of or material default under the terms of any Company Material Contract; (B) each Company Material Contract is a valid and binding obligation of the Company or its Subsidiaries which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception; and (C) neither the Company nor any of its Subsidiaries has received any notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract.

(q) Real Property. Except as would not be reasonably likely to have a Company Material Adverse Change, the Company and its Subsidiaries hold valid leasehold interests in all real property material to the operation of the Company’s business. Neither the Company nor its Subsidiaries holds fee title to any real property.

(r) Customer Relationships. Section 3.1(r) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest customers of the Company (based on gross revenue from January 1, 2012 through September 30, 2013) (“Major Customers”). Since December 31, 2012, no Major Customer has indicated that it will permanently stop or materially decrease purchasing services, materials or products from the Company or is otherwise involved in, or, to the Knowledge of the Company, is threatening, a material dispute with the Company or any of its Subsidiaries.

(s) Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has employed Morgan Stanley & Co. LLC as its financial advisor and Houlihan Lokey Financial Advisors, Inc., to provide a fairness opinion.

(t) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.1 (as modified by the Company Disclosure Letter), or the certificate delivered pursuant to Section 5.2, neither the Company nor any other Person on behalf of the Company or any Subsidiary of the Company makes any other express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates or its directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, the “Representatives”). The Parties agree that neither the Company nor any other Person on behalf of the Company makes any representation or warranty with respect to the Company or any Subsidiary of the Company regarding any projections or probable or future profitability of the Company or its Subsidiaries.

3.2 Representations and Warranties of Parent and Merger Sub. Except as set forth (i) in the Parent Reports filed with the SEC prior to the date of this Agreement, to the extent that it is reasonably apparent that a disclosure therein is applicable to any particular representation or warranty set forth in this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” section in such Company Reports) or (ii) in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Change. Parent has made available to the Company a complete and correct copy of the charter and bylaws or comparable governing documents of Parent and Merger Sub, each as in effect on the date of this Agreement. As used in this Agreement, “Parent Material Adverse Change” means a Change that, when considered individually or in the aggregate with all other Changes, is or would reasonably be expected to be materially adverse to (x) the ability of Parent to timely perform its obligations under this Agreement and consummate the Transactions or (y) the business, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries taken as a whole; provided that no change or development resulting from the following shall constitute or be taken into account in determining whether there has been a Parent Material Adverse Change under clause (y):

(A) changes, developments, effects or events in economic conditions generally in the United States or other countries in which Parent or any of its Subsidiaries conduct operations, including (1) any changes generally affecting the securities, credit or financial markets, (2) any changes in interest or exchange rates or (3) effect of any potential or actual government shutdown, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(B) changes, developments, effects or events in or affecting the industry or industries in which Parent or any of its Subsidiaries operate (including such changes, developments, effects or events resulting from general economic conditions), except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(C) the announcement of this Agreement and the Transactions, including any change, development, effect or event as a result of the identification of Parent or any of its Affiliates as the acquirer of the Company;

(D) changes, developments, effects or events arising out of acts of terrorism or sabotage, civil disturbances or unrest, war (whether or not declared), the commencement, continuation or escalation of a war or military action, acts of hostility, weather conditions or other acts of God (including storms, earthquakes, floods or other natural disasters), including any material worsening of such conditions threatened or existing on the date of this Agreement, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(E) changes, developments, effects or events after the date hereof in applicable Laws or the definitive interpretations thereof, except to the extent such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(F) changes, developments, effects or events after the date hereof in GAAP or any foreign equivalents thereof or the interpretations thereof, except to the extent that such changes, developments, effects or events have a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate;

(G) any action or omission taken at the written request of the Company or its Affiliates;

(H) any failure by Parent to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such failure has resulted in, or contributed to, a Parent Material Adverse Change; and

(I) a decline in the price or trading volume of Parent Common Stock; provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, development, effect or event underlying such decline has resulted in, or contributed to, a Parent Material Adverse Change.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 10,000,000 shares of Preferred Stock, par value $0.001 per share. As of January 3, 2014, (i) 74,175 shares of Series A Convertible Perpetual Preferred Stock (the “Parent Preferred Stock”) are issued and outstanding, and 10,596,429 shares of Parent Common Stock are issuable upon the conversion of these shares of Parent Preferred Stock, (ii) 30,538,073 shares of Parent Common Stock are issued and outstanding, (iii) 45,000 shares of Parent Common Stock are held in the treasury of Parent, (iv) 10,707,143 shares of Parent Common Stock are issuable upon the exercise of outstanding warrants to purchase Parent Common Stock and (v) 8,137,759 shares of Parent Common Stock are issuable upon the conversion of Parent’s outstanding 4.5% Convertible Senior Notes. Each of the outstanding shares of capital stock or other equity securities of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or by one or more wholly owned Subsidiaries of Parent, free and clear of any Lien (other than certain Permitted Tax Liens). Except as set forth above, Parent has no Rights authorized, issued or outstanding. Except as set forth above, Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter. All of the shares of Parent Common Stock to be issued pursuant to the Merger will be, when issued, duly authorized and validly issued, fully paid and nonassessable, free of preemptive rights and Liens. Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations hereunder.

(ii) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of Parent or any of its Subsidiaries.

(c) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve or adopt this Agreement or the Transactions. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement by Parent as the sole shareholder of Merger Sub, which adoption and approval by Parent will occur immediately following execution of this Agreement, to perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, any other applicable antitrust laws and any other antirust, competition or similar Laws of any foreign jurisdiction, (C) the filing with the SEC of the preliminary proxy statement and the Proxy Statement and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act, and in which the Proxy Statement will be included as a prospectus and the declaration of effectiveness of the Form S-4, (D) under the Rules of the New York Stock Exchange and (E) pursuant to any applicable foreign or state securities or blue sky laws (collectively, clauses (A) through E), the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent and Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent and Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Change.

(ii) Assuming compliance with the matters referenced in Section 3.2(d)(i) and receipt of the Parent Approvals, the execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions will not constitute or result in (A) a breach or violation of, or a default under, the charter or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of Parent’s Significant Subsidiaries (other than Merger Sub), (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any Contract or the creation of any Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or, (C) a violation, or conflict with, of any Order or Laws to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not be reasonably likely to have a Parent Material Adverse Change.

(e) Absence of Certain Changes. Since September 30, 2013 and ending on the date hereof, (i) Parent and its Subsidiaries have conducted their respective businesses in the ordinary course of businesses consistent with past practice and (ii) there has not been any Change that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Change.

(f) Litigation and Liabilities.

(i) There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin or would be reasonably likely to have a Parent Material Adverse Change. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Change. Neither Parent nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any material Order.

(ii) Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on the consolidated balance sheet of Parent and its Subsidiaries or in the notes thereto, other than liabilities and obligations (A) set forth in the Parent Financial Statements, (B) incurred in the ordinary course of business consistent with past practice since September 30, 2013, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (D) that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Change.

(g) Availability of Funds.

(i) Parent (i) will have available funds at Closing sufficient to pay the aggregate Per Share Cash Consideration contemplated by this Agreement (including the payment by Parent pursuant to Section 2.2(a) and the repayment of the Subject Indebtedness) and (ii) will have available funds (x) at Closing sufficient to pay all costs, fees and expenses necessary to consummate the Transactions and (y) in the event of termination pursuant to Section 6.5(e), the cash amount set forth therein as of the date of such termination. Parent expressly acknowledges and agrees that its obligation to consummate the Transactions is not subject to any condition or contingency with respect to financing.

(ii) Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of January 5, 2014, among Credit Suisse AG and Credit Suisse Securities (USA) LLC, and Parent and 3PD, Inc. (the “Financing Commitment”), pursuant to which, upon the terms and subject to the conditions set forth therein, the financial institutions party thereto have committed to lend the amounts set forth therein (the “Financing”) for the purposes set forth therein. As of the date of this Agreement, except for fee letters relating to the Financing Commitment, redacted copies of which have been provided to the Company (it being understood that such redacted copies shall have redacted only the fee amounts and terms relating to the market flex), there are no other Contracts relating to the Financing Commitment.

(h) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(i) Brokers and Finders. Neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Parent has employed Credit Suisse AG and Credit Suisse Securities (USA) LLC as financial advisors.

(j) Solvency. Assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the performance by the Company of its obligations hereunder, and after giving effect to the transactions contemplated by this Agreement, including the payment of the aggregate Per Share Merger Consideration, payment of all amounts required to be paid in connection with the consummation of the Transactions and payment of all related fees and expenses, the Financing Parties, taken together as a whole on a consolidated basis, will be Solvent immediately following the Effective Time (it being understood that, in the event that no debt financing is incurred to finance the Transactions, this representation shall not be made and shall have no force or effect). For purposes of this Section 3.2(j), “Financing Parties” means the borrowers that are parties to any debt financing used to consummate the Transactions, the Affiliate guarantors of such debt financing and their respective Subsidiaries. For purposes of this Section 3.2(j), the term “Solvent” when used with respect to any Person or any set of Persons, taken together as a whole on a consolidated basis (collectively, a “Referent”) and a specified time means that (a)(i) the Fair Value of the assets of such Referent will, as of such time, exceed the amount of such Referent’s Liabilities, and (ii) the amount of the Present Fair Salable Value of such Referent’s assets will, as of such time, exceed the amount that will be required to pay the probable amount of its Liabilities as such Liabilities become absolute and matured, (b) as of such time, such Referent Will Not Have Unreasonably Small Capital and (c) as of such time, such Referent Will Be Able to Pay Its Liabilities as

They Mature. The term “Solvency” shall have its correlative meaning. “Liabilities” means the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Referent as of the specified time, determined in accordance with GAAP consistently applied. “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Referent would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act. “Present Fair Salable Value” means the amount that may be realized by an independent willing seller from an independent willing buyer if the aggregate assets of the Referent (including goodwill) are sold as an entirety with reasonable promptness in an arms’-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated. “Will Be Able to Pay Its Liabilities as They Mature” means the Referent will have sufficient assets and cash flow to pay its Liabilities as those Liabilities mature or (in the case of contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by such Referent. “Will Not Have Unreasonably Small Capital” means the Referent is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern (it being understood that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and is based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by such Referent). No transfer is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, any Financing Party, Company or any of their Subsidiaries.

(k) Ownership of Company Capital Stock. None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company or other securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries (other than as contemplated by this Agreement). There are no agreements, arrangements or understandings between Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or the Transactions. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” (as each such term is defined in Section 48-103-203 of the Tennessee Business Combination Act or the Charter, as applicable) is, or at any time during the last five (5) years has been, an “interested shareholder” of the Company (as defined in Section 48-103-203 of the Tennessee Business Combination Act) (other than as contemplated by this Agreement) or a “related person” of the Company (as defined in the Charter).

(l) Form S-4. None of the information to be supplied in writing by Parent, Merger Sub or any Representative of Parent or Merger Sub for inclusion in the Form S-4, if any, will, at the time such document is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(m) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal years ended December 31, 2012 and 2011, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2012, (C) its proxy or information statements relating to meetings of, or actions taking without a meeting by, the shareholders of the Company held since December 31, 2012, and (D) all other forms, reports, schedules, and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (collectively, the “Parent Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Parent Report complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and any rules and regulations promulgated thereunder applicable to the Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Parent Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from any comment letters received by Parent from the SEC relating to reports, statements, schedules, registration statements or other filings made by Parent with the SEC. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2010 through the date of this Agreement relating to Parent Reports and all written responses of Parent thereto through the date of this Agreement, other than those letters publicly available on EDGAR.

(ii) Each of the consolidated financial statements included or incorporated by reference into Parent Reports (including the related notes and schedules) (the “Parent Financial Statements”) (A) has been prepared from, and is in accordance with, the books and records of Parent and its consolidated Subsidiaries, (B) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (C) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in Parent Financial Statements or in the notes to Parent Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (D) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and its Subsidiaries as of the date and for the periods referred to in Parent Financial Statements.

(iii) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. No significant deficiency, material weakness or fraud that involves management or other employees was identified in management’s assessment of internal controls as of December 31, 2012. Parent maintains “disclosure controls and procedures” (as defined by Rule 13a-15 or 15d-15 under the Exchange Act). Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Parent is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC to allow timely decisions regarding required disclosure within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s outside auditors and the Audit Committee of Parent’s board of directors all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by Parent to the Company prior to the date of this Agreement.

(iv) The principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to Parent Reports, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(n) Compliance with Laws; Licenses. The businesses of each of Parent and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws, except for violations that, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Change. Except with respect to regulatory matters covered by Section 4.5, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any

Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Change. Parent and its Subsidiaries each has obtained and is in compliance with all Licenses necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Change.

(o) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.2 (as modified by the Parent Disclosure Letter) or the certificate delivered by Parent pursuant to Section 5.3, none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub or any Subsidiary of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto, and Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent or Merger Sub or any of their Affiliates or Representatives. The Parties agree that neither Parent nor any other Person on behalf of Parent makes any representation or warranty with respect to Parent or any Subsidiary of Parent regarding any projections or probable or future profitability of Parent or its Subsidiaries.

ARTICLE IV

Covenants

4.1 Interim Operations. (a) From the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the Effective Time, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (x) preserve intact their business organizations, assets and lines of business and (y) maintain its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity or (D) as set forth in Section 4.1(a) of the Company Disclosure Letter, the Company will not, and will not permit its Subsidiaries, to:

(i) adopt any amendments to its charter or bylaws or, in the case of any Subsidiary that is not a corporation, similar applicable organizational documents;

(ii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of (other than as set forth in Section 4.1(a)(iii)), or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, (C) take or omit to take any action that would cause any rights under Material Intellectual Property, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 4.1 or (D) enter into a joint venture or partnership or similar third-party business enterprise;

(iii) acquire assets outside of the ordinary course of business or capital stock from any other Person, other than (A) acquisitions of assets at or below fair market value with a purchase price not in excess of $500,000 individually or $2,000,000 in the aggregate, in each case for any transaction or series of related transactions, and capital expenditures permitted by clause (x) of this Section 4.1 and (B) acquisitions pursuant to the Contracts in effect as of the date of this Agreement set forth on Section 4.1(a) of the Company Disclosure Letter;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than (A) the issuance of Shares upon the exercise of Company Options and the settlement of Restricted Shares, Restricted Stock Units, and Performance Stock Units (and dividend equivalents thereon, if applicable) outstanding on the date of this Agreement or (B) the issuance of shares of capital stock by a Subsidiary of the Company to the Company or another Subsidiary of the Company) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exchangeable or exercisable securities;

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect Subsidiary of the Company);

(vi) (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned direct or indirect Subsidiary of the Company to the Company or any other wholly owned direct or indirect Subsidiary of the Company, (B) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor (other than issuances to the Company or another wholly owned Subsidiary of the Company), (C) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except for acquisitions, or deemed acquisitions, of Shares or other equity securities of the Company in connection with (1) the satisfaction of Tax withholding obligations with respect to Company Options, Restricted Shares, Restricted Stock Units or Performance Stock Units outstanding on the date of this Agreement, (2) the payment of the exercise price of Company Options outstanding on the date of this Agreement with Shares (including in connection with “net exercises”) and (3) forfeitures of Company Options, Restricted Shares, Restricted Stock Units or Performance Stock Units, in each case, outstanding on the date of this Agreement, pursuant to their terms as in effect on the date of this Agreement, and except for acquisitions or deemed acquisitions of Shares or other equity securities of the Company or any of its wholly owned Subsidiaries by the Company or any of its wholly owned Subsidiaries, or (D) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock or other Rights of the Company or any of its Subsidiaries; provided that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by direct or indirect Subsidiaries of the Company in the ordinary course consistent with past practice;

(vii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness of the Company and its Subsidiaries in excess of $700,000 (it being understood that the terms of any such Indebtedness shall permit the repayment of such Indebtedness upon the Closing Date without premium or penalty). “Indebtedness” of any Person means (A) all indebtedness for borrowed money, (B) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (C) all reimbursement obligations with respect to (1) letters of credit, bank guarantee or bankers’ acceptances or (2) surety, customs, reclamation or performance bonds (in each case not related to judgments or litigation) other than, in the case of clause (2), those entered into in the ordinary course of business consistent with past practice and (D) all guarantees by such Person for obligations of any other Person constituting Indebtedness of such other Person;

(viii) (A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action against the Company or any of its Affiliates or its or their respective Representatives (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of claims, liabilities or obligations incurred in the ordinary course of business consistent with past practice that involve amounts not to exceed (in excess of any third-party insurance proceeds actually received) $250,000 individually or $1,000,000 in the aggregate that (x) do not require any actions or impose any restrictions on the business or operations of the Company or any of its Subsidiaries or impose any other injunctive or equitable relief, (y) provide for the complete release of the Company and its Subsidiaries of all claims being settled and (z) do not provide for any admission of liability by the Company or any of its Subsidiaries or (B) waive any claims of substantial value; provided that any Action relating to this Agreement or the Merger shall be settled only in accordance with the provisions of Section 4.16;

(ix) make, commit to make or authorize any capital expenditure, other than capital expenditures and research and development expenditures not in excess of 125% of the annual budgeted capital expenditure amounts set forth in the Company’s existing capital budget, a true and correct copy of which has been made available by the Company to Parent prior to the date of this Agreement;

(x) make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP or a Governmental Entity;

(xi) (A) enter into any Contract which would have been a Company Material Contract if entered into prior to the date hereof, (B) amend or terminate any Company Material Contract in any material respect, or (C) waive or grant any release or relinquishment of any material rights under, or renew, any such Company Material Contract;

(xii) (A) make, change or revoke any material Tax election, except as consistent with past practices and as would not result in a material Tax liability for, or a material increase in the Taxes payable by, the Company or any of its Subsidiaries following the Closing; (B) settle or compromise any audit or proceeding, or enter into any closing agreements (within the meaning of Section 7121 of the Code or any comparable provision of state, local or foreign Law), relating to a material Tax liability, Tax attribute or Tax refund, except to the extent adequately and specifically reserved for on the Company Financial Statements in accordance with GAAP (in an amount not exceeding the amount so reserved for); (C) change any material method of Tax accounting or Tax period; (D) request any material Tax ruling; (E) file any material amended Tax Return; or (F) execute or consent to any waivers extending the statutory period of limitations with respect to any material Tax Return except as consistent with past practices;

(xiii) except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries (collectively, “Company Transfers”), other than equipment, inventory, supplies and other assets in the ordinary course of business consistent with past practice and other than Company Transfers of property and/or assets at not less than fair market value for consideration not greater than $100,000 individually and $500,000 in the aggregate;

(xiv) except as required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, officer or other employee of the Company or any of its Subsidiaries, except in connection with terminations of employees who earn base salaries of less than $100,000 in the ordinary course of business consistent with past practice and pursuant to existing Benefit Plans in effect prior to the date of the Agreement and as set forth in Section 4.1(a)(xiv) of the Company Disclosure Letter, (B) increase or agree to increase the compensation (including wages, salaries, bonuses or benefits), or make any new equity awards, to any director, officer or other employee of the Company or any of its Subsidiaries, except for (1) increases taking effect in January 2014 of annual base salaries of employees in connection with the Company’s ordinary course annual base salary review process in amounts in the ordinary course of business consistent with past practice that do not exceed 10% for any individual or 3% in the aggregate, or (2) the payment of annual bonuses with respect to calendar year 2013 at such times and in such amounts in the ordinary course of business consistent with past practice, in accordance with the terms of the applicable Benefit Plan and in an amount equal to the bonuses earned by participants to the extent such payments for the calendar year 2013 have not been made in the ordinary course of business consistent with past practice prior to the date hereof, provided that the aggregate amount of such bonuses shall not exceed $4,000,000, and the maximum amount to be paid to any officer does not exceed the amount set forth in the 2013 performance bonus plan; (C) establish, adopt, terminate, accelerate benefits under or materially amend any Benefit Plan (or any arrangement that would be a Benefit Plan if in effect on the date hereof), other than

(1) technical or administrative changes that are made in the ordinary course of business consistent with past practice that do not increase the costs to the Company (other than de minimis increases in cost) and (2) establishing performance targets, maximums and performance goals for annual bonuses with respect to calendar year 2014 in the ordinary course of business consistent with past practice with such performance goals being not easier to achieve than the goals established for calendar year 2013; or (D) hire or terminate the employment (other than for cause) of any officer whose annual base salary exceeds $100,000;

(xv) take any action to exempt or make any Person (other than Parent) or action (other than the transactions contemplated by this Agreement) not subject to the provisions of Section 48-103-201, et seq. of the Tennessee Business Combination Act, Section 48-103-301, et seq. of the Tennessee Control Share Acquisition Act or Section 48-103-101, et seq. of the Tennessee Investor Protection Act or any other potentially applicable anti-takeover or similar statute or regulation, or the provisions of Article VIII of the Company’s Charter;

(xvi) permit any material insurance policy to terminate or lapse without replacing such policy with materially comparable coverage, or amend or cancel any material insurance policy without replacing such policy with materially comparable coverage; or

(xvii) agree, authorize or commit to do any of the foregoing, or authorize, recommend or announce an intention to do any of the foregoing.

(b) Parent covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (x) preserve intact their business organizations, assets and lines of business and (y) maintain its and their existing relations and goodwill with Governmental Entities, customers, suppliers, employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as the Company may approve in writing (such approval not to be unreasonably withheld), (C) as required by applicable Laws or definitive interpretations thereof or by any Governmental Entity or (D) as set forth in Section 4.1(b) of the Parent Disclosure Letter, Parent will not, and will not permit its Subsidiaries, to:

(i) adopt any amendments to Parent’s charter or bylaws, in each case in any manner that would adversely affect the consummation of the Transactions;

(ii) other than transactions among the Company and its Subsidiaries, (A) adopt a plan of complete or partial liquidation or dissolution or (B) (I) adopt a plan of merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement) or (II) acquire by merging or consolidating Parent or its Subsidiaries with, or by purchasing a material equity interest in or material portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof that would be material to Parent, in each case of clauses (I) and (II), to the extent that such action would reasonably be expected to prevent or materially delay the consummation of the Transactions;

(iii) (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any direct or indirect Subsidiary of Parent to Parent or any other direct or indirect Subsidiary of Parent or (B) split, combine or reclassify shares of Parent Common Stock or any other outstanding capital stock of Parent or any of the Subsidiaries of Parent; and

(iv) agree, authorize or commit to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

4.2 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 4.2, the Company shall and shall cause each of its Affiliates and its Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and promptly (but in any event within five (5) business days) after the date of this Agreement, if not already done so prior to the date of this Agreement, instruct any Person who entered into a confidentiality agreement with the Company that has not expired or been terminated in connection with any actual or potential Acquisition Proposal to return or destroy all such information or documents in accordance with the terms of such confidentiality agreement and (ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VI, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) other than informing Persons of the provisions contained in this Section 4.2, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Acquisition Proposal, or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 4.2(a) or any other provisions of this Agreement, if at any time from and after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company, directly or indirectly, receives a bona fide, unsolicited written Acquisition Proposal from any Person, under circumstances not involving any breach of this Section 4.2, if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that (x) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) in light of such Acquisition Proposal, the failure to take such action would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law, then the Company may, directly or indirectly through its Representatives, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the Person who has made such Acquisition Proposal or its Representatives or potential sources of financing; provided that the Company shall not provide any non-public information or access concerning the Company or any of its Subsidiaries to such Person unless such non-public information and access has been previously provided to, or is substantially simultaneously provided to, Parent and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal and its Representatives and potential sources of financing regarding such Acquisition Proposal. For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company in any material respect than those contained in the Confidentiality and Non-Disclosure Agreement, dated September 23, 2013, between the Company and Parent (the “Confidentiality Agreement”) (including standstill restrictions); provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.2.

(c) The Company shall promptly (and in no event later than 24 hours after receipt) notify (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth in reasonable detail the material terms thereof) Parent after receipt of any Acquisition Proposal, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal. Without limiting the foregoing, the Company shall keep Parent informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Acquisition Proposal) on a prompt basis (and in any event within 24 hours) and upon the request of Parent shall apprise Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 4.2.

(d) Except as expressly permitted by this Section 4.2(d), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change), (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company an Acquisition Proposal or (E) fail to publicly recommend against an Acquisition Proposal and reaffirm the Company Recommendation within ten (10) business days of the request of Parent (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.2(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Requisite Vote is obtained, the Company Board may (x) make a Company Adverse Recommendation Change or (y) terminate this Agreement pursuant to Section 6.3(a), if, after receiving such bona fide, unsolicited Acquisition Proposal, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (I) in light of such Acquisition Proposal, the failure to so make a Company Adverse Recommendation Change would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law, and (II) such Acquisition Proposal constitutes a Superior Proposal; provided, however, that, prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action (which notice shall include a copy of the Superior Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing, including with respect to any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal would nevertheless continue to be reasonably likely to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect and (4) in the event of each amendment to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence, during which time the Company shall be required to comply with the requirements of this Section 4.2(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso, except that the new notice period under clause (1) of this proviso shall be three (3) business days; and provided, further, that the Company has complied in all material respect with its obligations under this Section 4.2.

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Requisite Vote is obtained, the Company Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the

Company Recommendation (“Intervening Event Recommendation Change”), if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to make such Intervening Event Recommendation Change would reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law and, in such event, shall not be obligated to include the Company Recommendation in the Proxy Statement; provided, however, that such action shall not be in response to an Acquisition Proposal or a Superior Proposal (which is addressed under Section 4.2(d)) and prior to taking such action, (i) the Company Board has given Parent at least five (5) business days’ prior written notice of its intention to make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change, (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change and (iii) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to make an Intervening Event Recommendation Change would nevertheless reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law if the revisions proposed were to be given effect (provided that any change to the material facts and circumstances relating to such Intervening Event shall not require a new notice and shall not require such party to further comply with the requirements of this Section 4.2(e), including clauses (i) through (iii) above of this proviso).

(f) Nothing contained in this Section 4.2 or in Section 4.8 shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith based after consultation with outside counsel, the failure to so disclose would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law or its obligations under applicable federal securities Law; provided, that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms that Company Recommendation.

(g) For purposes of this Agreement, “Acquisition Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression of interest by any Person that it is considering or may engage in) a merger, joint venture, partnership, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving 15% or more of the total voting power of any class of equity securities of the Company, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 15% or more of the outstanding Shares or other securities of the Company representing 15% or more of the total voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture or partnership, representing 15% or more of the consolidated total assets (including equity securities of its Subsidiaries), in each case, other than the Transactions.

(h) For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 80% of the outstanding Shares or more than 80% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, (iii) that the Company Board determines in good faith, after consultation with its outside legal counsel and its outside financial advisors (taking into account any changes to this Agreement proposed by Parent in response to such Acquisition Proposal, and all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein and the Person making such proposal, and this Agreement), is more favorable to the shareholders of the Company from a financial point of view than the Merger and (iv) the definitive documentation in respect of which does not contain any due diligence condition.

(i) For purposes of this Agreement, “Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Company Board before the Company Requisite Vote; provided, that (i) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, Parent or any of its Subsidiaries constitute an Intervening Event unless such event, development, occurrence, state of facts or change has had a Parent Material Adverse Change and (ii) in no event shall the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

4.3 Preparation of the Proxy Statement; Form S-4.

(a) As soon as reasonably practicable after the date of this Agreement (but in no event more than thirty (30) calendar days after the date of this agreement), (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement and (ii) Parent shall prepare and file with the SEC the Form S-4 in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and Parent shall use its reasonable best efforts to keep the Form S-4 effective as long as necessary to consummate the Transactions. The Company and Parent will cause the Proxy Statement to be disseminated to the holders of the Shares as promptly as reasonably practicable after the Form S-4 is declared effective as and to the extent required by applicable federal securities Laws. Subject to Section 4.2(d) and 4.2(e), (i) the Proxy Statement will contain the Company Recommendation, and (ii) the Company shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to take all other actions necessary or advisable to obtain the Company Requisite Vote. Notwithstanding the foregoing, prior to filing the Form S-4 and the Proxy Statement, or any amendment or supplement thereto, each of the Company and Parent (i) shall provide the other and/or its counsel an opportunity to review and comment on such document (including the proposed final version of such document), (ii) shall consider in good faith all comments reasonably proposed by the other or their respective counsels and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) The Company and Parent will provide for inclusion or incorporation by reference into the Form S-4 and the Proxy Statement all reasonably required information relating to the Company, Parent or Merger Sub or their respective Affiliates and the Form S-4 shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other party and its counsel of any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Proxy Statement, and shall provide the other with copies of written correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any such comments from the SEC or its staff with respect to the Proxy Statement or the Form S-4, and will use its reasonable efforts to incorporate any reasonable comments of the other and/or its counsel prior to such response. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which Parent is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

(c) Each of the Company and Parent agrees to promptly (i) correct any information provided by it specifically for use in the Form S-4 or the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Form S-4 or the Proxy Statement to include any information that shall become necessary in order to make the statements in the Form S-4 and the Proxy Statement, in light of the circumstances under which they were made, not misleading. Each of the Company and Parent further agrees to cause the Form S-4 and the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares (and will use its reasonable efforts to incorporate any reasonable comments of the other party and/or its counsel prior to such filing and dissemination), in each case as and to the extent required by applicable Laws.

4.4 Shareholders Meeting. The Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of NASDAQ to duly call, set a record date for, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Company Special Meeting”) on a date mutually agreed between the Company and Parent which date shall be as promptly as reasonably practicable and in no event later than forty-five (45) calendar days following the date upon which the Form S-4 is declared effective for the purpose of considering and taking action upon the approval of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Special Meeting without Parent’s consent; provided that without Parent’s consent, the Company may adjourn or postpone the Company Special Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Form S-4 or Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Special Meeting, (ii) if as of the time for which the Company Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy), to the extent necessary to constitute a quorum necessary to conduct the business of the Company Special Meeting or (iii) if the Company has delivered the notice contemplated by Section 4.2(d) and the time periods contemplated by Section 4.2(d) have not expired, to the extent necessary so that the Company Special Meeting shall not be held earlier than five (5) business days following the time at which such time periods have expired (or such later date as required by the Charter and Bylaws); further provided that no adjournment may be made to a date on or after three (3) business days prior to the Outside Date.

4.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions (including the Form S-4). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(b) Antitrust.

(i) Notwithstanding anything in this Agreement to the contrary: (A) the Company and Parent will each make their respective filings under the HSR Act within ten (10) business days of the execution of this Agreement; and (B) the Company and Parent shall make any applicable foreign antitrust or competition law filings as promptly as practicable. Parent shall pay the HSR fee and any foreign filing or other related fee. Both Company and Parent shall request early termination under the HSR Act and, if applicable, shall request early termination under any foreign antitrust or competition law.

(ii) As promptly as practicable, Parent and the Company shall provide to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) non-privileged information and documents reasonably requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

4.6 Access and Reports. Subject to applicable Laws, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by the Company in this Agreement; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to disclose (A) any privileged information of the Company or any of its Subsidiaries, (B) any information that is competitively sensitive, (C) any information that would violate Law, or (iii) to permit Parent or any of its Representatives to conduct any environmental sampling or investigation. All requests for information made pursuant to this Section 4.6 shall be directed to the executive officer of or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

4.7 NASDAQ De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

4.8 Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Laws or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity or statements substantially consistent with past statements made in accordance with this Section 4.8; provided, that the Company shall be permitted (without consulting with, or obtaining the consent of, Parent) to make such statements and announcements to its employees as the Company shall reasonably deem to be reasonably necessary, proper or advisable. Notwithstanding the foregoing, (a) nothing in this Section 4.8 shall limit the Company’s or the Company Board’s rights under Section 4.2, (b) the Company will no longer be required to consult with Parent in connection with any such press release or public statement regarding a Change of Recommendation or Intervening Event Recommendation Change if the Company Board shall so have effected or shall have resolved to do so, and (c) the requirements of this Section 4.8 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement or the Transactions.

4.9 Employee Benefits. (a) Parent agrees that, for a period ending one year after the Effective Time (except in the case of subclause (iii), which shall be for a period ending on December 31, 2014), Parent will cause the Company or the Surviving Corporation, as applicable, to provide the Company Employees who remain employed by the Company and its Affiliates following the Effective Time (the “Continuing Employees”) (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) bonus opportunities (including annual and quarterly bonus opportunities (including pursuant to the 2014 performance bonus plan) but excluding long-term incentive opportunities), and sales and service incentive award compensation opportunities that are substantially similar to those provided to such Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, (iii) employee benefits and perquisites that are substantially similar in the aggregate to those provided to the Continuing Employees by the Company and its Subsidiaries immediately prior to the Effective Time, and (iv) severance benefits that are no less favorable than those for which such Continuing Employees were eligible under the Company’s Benefit Plans set forth in Section 4.9(a) of the Company Disclosure Letter. Until such time as Parent shall cause the Continuing Employees to participate in the applicable employee benefit plan maintained by Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”), the continued participation of the Continuing Employees in the Benefit Plans under the terms in effect immediately prior to the date of this Agreement shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each of the Parent Benefit Plans).

(b) With respect to any Parent Benefit Plans in which the Continuing Employees or their respective beneficiaries and dependents are otherwise eligible to participate effective as of or at any time following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, (i) recognize all service of such Continuing Employees with the Company or any of its Subsidiaries, as the case may be, for purposes of determining eligibility to participate, vesting, accruals, and entitlement to benefits where length of service is relevant, other than benefit accruals under a defined benefit pension plan or as would result in a duplication of benefits, (ii) waive any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements to the extent such conditions were waived or satisfied under similar Benefit Plans immediately prior to the Effective Time, and (iii) provide credit for any co-payments and deductibles incurred prior to the

Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such Parent Benefit Plans that may apply as of or following the Effective Time for the year in which the Effective Time occurs.

(c) From and after the Effective Time, the Company or the Surviving Corporation, as applicable, will, and Parent will cause the Company or the Surviving Corporation, as applicable, to honor, in accordance with their terms, all employment, severance, income continuity and change of control programs, plans or agreements between the Company and the Continuing Employees including bonuses, incentives, severance payments or deferred compensation in existence on the date hereof. The foregoing shall not prohibit the Parent, Company or the Surviving Corporation from amending, suspending or terminating any such arrangements in accordance with their terms, subject in all cases to the obligations of Parent, Company and the Surviving Corporation set forth in Section 4.9(a).

(d) The provisions contained in this Section 4.9 are included for the sole benefit of the respective parties to this Agreement, and shall not create (i) any third-party beneficiary or other rights in any Company Employee, independent contractor, or Continuing Employee or their respective legal representatives or beneficiaries or any other Person or (ii) any right to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. Nothing contained in this Section 4.9 is intended to be or shall be considered to be an amendment or adoption of any Benefit Plan, program, Contract, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation nor shall it interfere with Parent’s, the Surviving Corporation’s or any of the Surviving Corporation’s Subsidiaries’ right to amend, suspend, modify or terminate any Benefit Plan, except as otherwise expressly provided by, and subject to the terms of, Sections 4.9(a) and 4.9(c), or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

4.10 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent in connection with the transactions contemplated in Article II, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in Section 4.5(b)(i), Section 4.11(b) and Section 6.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

4.11 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”, and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer, employee or agent of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions. Each of Parent and the Surviving Corporation shall also pay expenses (including attorney’s fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws, provided that the Person to whom expenses are advanced provides, to the extent required by applicable Laws, an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of (i) the Side A and Side B coverage parts (directors’ and officers’ liability) of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 4.11.

(d) The provisions of this Section 4.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations under this Section 4.11.

(e) The rights of the Indemnified Parties under this Section 4.11 shall be in addition to any rights such Indemnified Parties may have under the Charter or Bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Merger Sub and the Surviving Corporation hereby agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of an Indemnified Party as provided in the Charter or Bylaws of the Company or of any of its Subsidiaries, in each case as of the date hereof, shall remain in full force and effect for a six-year period beginning at the Effective Time.

4.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of Parent, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

4.13 Listing of Shares of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger or reserved for issuance in connection with the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing.

4.14 Parent Vote. Immediately after execution of this Agreement by the parties hereto, Parent will cause a written consent to be executed by all of the record holders of the stock of Merger Sub to adopt and approve this Agreement in accordance with Sections 48-17-104 and 48-21-104 of the TBCA.

4.15 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, at the sole expense of Parent, provide such reasonable cooperation in connection with any debt and/or equity financing by Parent or any of its Affiliates in connection with the Transactions as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to: (i) furnish the report of the Company’s auditor on the audited consolidated financial statements of the Company and its Subsidiaries for the 2010, 2011 and 2012 fiscal years and for any fiscal year ended at least seventy-five (75) days prior to the Closing Date and use its reasonable best efforts to obtain the consent of such auditor to the use of its report thereon in accordance with normal custom and practice in connection with any debt and/or equity financing and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or its Representatives as may be reasonably necessary to consummate any such financing, including, without limitation, to satisfy any conditions relating to the Financing and any financial information about the Company required in order to prepare a pro forma financial statements of the Parent and its Subsidiaries after giving effect to the transactions described herein, in each case, meeting the requirements of Regulation S-X for a securities offering by the Parent pursuant to a registration statement under the Securities Act; (iii) file an Annual Report on Form 10-K with respect to the Company within seventy-five (75) calendar days after the end of each fiscal year, which shall comply in all material respects with the applicable requirements of the Exchange Act and shall contain the Company’s U.S. GAAP audited financial statements, including, without limitation, a balance sheet and related statements of income stockholders’ equity and cash flows (which financial statements shall be prepared on a basis not materially inconsistent with the financial statements included in the Company’s Form 10-Ks filed prior to the date hereof); (iv) file a Quarterly Report on Form 10-Q with respect to the Company within thirty-five (35) calendar days after the end of each of the first three fiscal quarters of each fiscal year, which shall comply in all material respects with the applicable requirements of the Exchange Act and shall contain the Company’s unaudited. U.S. GAAP financial statements, including, without limitation, a balance sheet, and related statements of income, stockholders’ equity and cash flows (which financial statements shall be prepared on a basis not materially inconsistent with the financial statements included in the Company’s Form 10-Qs filed prior to the date hereof); (v) provide direct contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its Affiliate’s auditors in connection with, the financing; (vi) assist reasonably with the preparation of offering materials, marketing materials and presentations (including, without limitation, a confidential offering memorandum); (vii) obtain the cooperation and assistance of counsel and accountants to the Company and its Subsidiaries in providing customary legal opinions, comfort letters and other services; (viii) provide customary certificates and other documents and instruments relating to such financing and facilitate (including, without limitation, by taking all corporate, limited liability company, partnership or other similar actions necessary to authorize) the execution and delivery of definitive pledge, security and guarantee documents and other definitive documents (which documents shall only be required to become effective as of the Closing Date) and the provision of guarantees and security and the performance of the other obligations contemplated in connection with the financing; (ix) permit the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of financing (subject to advance review of and consultation with respect to such use); (x) participate in meetings (including, without limitation, meetings with lenders), road shows, due diligence sessions, drafting sessions and sessions with ratings agencies (including the participation in such meetings of the Company’s senior management); (xi) use reasonable best efforts to assist in procuring any necessary rating agency ratings or approvals; (xii) at the Parent’s request, use commercially reasonable efforts to ensure that any syndication efforts with respect to such financing benefit materially from the Company’s and its Subsidiaries’ existing lending relationships; and (xiii) deliver to Parent, at least five (5) business days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations,

including, without limitation, the PATRIOT Act, in each case to the extent requested by the Parent from the Company in writing at least ten (10) business days prior to the Closing Date; provided that no obligations of the Company or any of its Subsidiaries under any certificate, document or instrument delivered by the Company or any of its Subsidiaries pursuant to this Section 4.15(a) (other than authorization or representation letters) shall be effective until the Effective Time. All non-public or otherwise confidential information regarding the Company and its Subsidiaries shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that the Parent and its Subsidiaries and their representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with any debt or equity financing in connection with the transactions described herein subject to customary confidentiality arrangements.

(b) The Company shall and shall cause its Subsidiaries to (i) deliver all notices and take all other actions required to facilitate the termination of commitments under the Indebtedness of the Company and its Subsidiaries specified in Section 4.15(b) of the Company Disclosure Letter (the “Subject Indebtedness”), the repayment in full (or in the case of letters of credit, replacement or cash collateralization) of all obligations then outstanding thereunder and the release of all encumbrances in connection therewith on the Closing Date and (ii) deliver to the Parent not later than two (2) business days prior to the Effective Time customary payoff letter(s) in respect of the Subject Indebtedness in form and substance reasonably satisfactory to the Parent from all financial institutions and other persons (or the agents or trustees authorized to act on behalf thereof) parties to the Subject Indebtedness, which payoff letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations of the Company and its Subsidiaries in respect of such Indebtedness and all encumbrances on the assets of the Company and each of its Subsidiaries granted in connection therewith shall be, upon the payment of the Payoff Amount (which funds Parent shall have provided, or caused to be provided, to the Company) on the Closing Date, released.

(c) Notwithstanding anything in this Section 4.15 to the contrary, in fulfilling its obligations pursuant to Sections 4.15(a) and (b), (i) none of the Company, its Subsidiaries or its Representatives shall be required to (A) pay any commitment or other fee, (B) provide any security or incur any other liability in connection with any debt and/or equity financing prior to the Effective Time or (C) require the Company to obtain any third-party audit other than as obtained in the ordinary course of the Company’s business or as required under Section 4.15(a), (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall, promptly upon request by the Company, reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of the Company Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives).

(d) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that Closing is not conditioned upon Parent obtaining any financing. Parent shall use its reasonable best efforts to obtain the Financing (or in the event any portion or all of the Financing becomes unavailable or otherwise undesirable, alternative debt or equity financing (in an amount sufficient, together with the remaining Financing, if any, and any other sources available to Parent and Company, to fund the payment of the cash consideration under the Agreement (including the Per Share Cash Consideration payable hereunder) and the repayment of the Subject Indebtedness) from the same or other sources) as and to the extent (but only to the extent) required to consummate the transactions contemplated by this Agreement and to pay the related fees and expenses on the Closing Date. Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) upon becoming aware of any material breach or default by any party to the Financing Commitment or definitive agreements related to the Financing, (ii) of the receipt of (A) any notice or (B) other communication, in each case from any Person with respect to any material breach of any Person of its obligations under the Financing Commitment or default, termination or repudiation by any party to the Financing Commitment or definitive agreements related to the Financing or any provisions of the Financing Commitment or definitive agreements related to the Financing.

(e) Parent acknowledges and agrees that in the event that the lenders’ commitments under the Financing Commitment as in effect on the date hereof are automatically reduced by an amount equal to the Net Cash Proceeds (as defined in the Financing Commitment in effect as of the date hereof) of indebtedness for borrowed money or issuances of equity securities by the Parent or any of its Subsidiaries pursuant to the first full paragraph under Section 1 of the Financing Commitment as in effect as of the date hereof, then Parent shall (subject to the requirements of Section 2.6 of the Revolving Loan Credit Agreement, dated as of October 18, 2013, by and among the Parent, certain Subsidiaries thereof, Morgan Stanley Senior Funding, Inc., as administrative agent, and the other parties thereto) deposit such Net Cash Proceeds in a segregated account of Parent or one of its Subsidiaries to be used to consummate the transactions contemplated by this Agreement (or for any other purposes following the termination of this Agreement in accordance with its terms).

(f) If the Parent (or any of its Subsidiaries) (a) requires at the Closing the proceeds of the Financing pursuant to the Financing Commitment in order to finance any portion of the Transactions and (b) is unable to deliver a third-party solvency opinion to the Agent (as defined in the Financing Commitment) in order to satisfy a condition, if any, to the consummation of such Financing, then Parent shall ensure that the amount of the Dividend (as defined in the Financing Commitment), and the use of the proceeds thereof, shall be such that delivery of such a solvency opinion is not a condition to the consummation of the Financing. If Parent (a) reasonably expects to require at the Closing the proceeds of the Financing pursuant to the Financing Commitment to finance any portion of the Transactions, then Parent shall cause 3PD, Inc. and its Subsidiaries not to make or agree to make any material acquisition of a business or line of business from another person or entity (other than from the Parent or any of its Subsidiaries) or acquire another person or entity (other than from the Parent or any of its Subsidiaries), or make a non-ordinary course material disposition of assets (other than to the Investor or any of its Subsidiaries) without the prior written consent of the Arranger (as defined in the Financing Commitment), in each case, to the extent that the taking of any such action would be reasonably likely to result in a failure to satisfy the conditions to the consummation of such Financing or (b) requires at Closing the proceeds of the Financing pursuant to the Financing Commitment to finance any portion of the Transactions, Parent shall cause the conditions specified in Paragraph 10(b) and (c) of Exhibit C to the Financing Commitment to be satisfied or waived on or prior to the Closing Date.

4.16 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any Action against the Company and/or its directors or officers relating to the Transactions and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 4.1, the Company agrees that it shall not settle or offer to settle any Action against the Company and/or any of its directors or officers relating to the Transactions, without the prior written consent of Parent, which shall not be unreasonably withheld.

4.17 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

4.18 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent to take the actions contemplated by this Section 4.18, the Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that any dispositions of Shares (including derivative securities related to such stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act.

4.19 Additional Matters. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, Parent and Merger Sub shall, and shall cause the Surviving Corporation to, take all such necessary action.

ARTICLE V

Conditions

5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by the holders of Shares constituting the Company Requisite Vote in accordance with applicable Laws and the Charter and Bylaws.

(b) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(c) Order. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that shall be in effect that restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that have not been withdrawn.

(e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1(b)(i) (Capital Structure) shall be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of the Company set forth in Section 3.1(f)(ii) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (iii) each of the representations and warranties of the Company set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Section 3.1(b) (Capital Structure) (other than Section 3.1(b)(i) thereof) and Section 3.1(c) (Corporate Authority; Approval and Fairness) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Company Material Adverse Change qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.2(a)(iv)

shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Change; and (v) Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 5.2(a) and the conditions set forth in this Section 5.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Change that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Change, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

5.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(b)(i) (Capital Structure) shall be true and correct in all respects (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representation and warranty of Parent and Merger Sub set forth in Section 3.2(d)(ii) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time; (iii) each of the representations and warranties of Parent and Merger Sub set forth in Section 3.2(a) (Organization, Good Standing and Qualification), Section 3.2(b) (Capital Structure) (other than Section 3.2(b)(i) thereof), Section 3.2(c) (Corporate Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) each of the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or qualifications contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.3(a)(iv) shall be deemed to have been satisfied even if any representations and warranties of Parent and Merger Sub are not so true and correct unless the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Change; and (v) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such officer has read this Section 5.3(a) and the conditions set forth in this Section 5.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have occurred any Change that has had or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Change, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub to such effect.

ARTICLE VI

Termination

6.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

6.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated on or before the date that is six (6) months from the date hereof (the “Outside Date”), whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a); provided that if, on the Outside Date, one or more of the conditions to the Closing set forth in Sections 5.1(b) or 5.1(c) (each to the extent relating to antitrust or competition Laws), or 5.1(d) or 5.1(e) shall not have been fulfilled but all other conditions to Closing shall have been satisfied (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing and other than with respect to the condition set forth in Section 5.1(a), which shall not be satisfied in the event of a failure to satisfy the condition set forth in Section 5.1(d)), then the Outside Date shall, without any action on the part of the parties hereto, be extended to the date that is nine (9) months from the date hereof; provided, that the right to terminate this Agreement pursuant to this Section 6.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date.

(b) a permanent injunction or other Order which is final and non-appealable shall have been issued preventing or prohibiting consummation of the Merger (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 5.1(a)); provided, that the right to terminate this Agreement pursuant to this Section 6.2(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such action or event; or

(c) the Company Special Meeting (including any adjournments and postponements thereof in accordance with Section 4.4) shall have concluded without the Company Requisite Vote having been obtained by reason of the failure to obtain the required vote of the holders of Shares.

6.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Company Board if:

(a) at any time prior to the time the Company Requisite Vote is obtained, (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement with respect to a Superior Proposal; (ii) immediately prior to or concurrently with the termination of this Agreement the Company enters into a definitive agreement with respect to a Superior Proposal; and (iii) the Company immediately prior to or concurrently with such termination pays to Parent in immediately available funds the Termination Fee; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) a condition set forth in Section 5.3(a) or 5.3(b) would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent or (y) the Outside Date (provided that the Company is not then in breach of any representation, warranty, covenant or agreement such that a condition set forth in Section 5.2(a) or 5.2(b) would not be satisfied); or

6.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a) the Company Board shall have made a Company Adverse Recommendation Change or Intervening Event Recommendation Change; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) a condition set forth in Section 5.2(a) or 5.2(b) would not be satisfied and (ii) such breach or failure to be true is not curable by the Outside Date or, if capable of being cured by the Outside Date, shall not have been cured prior to the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company or (y) the Outside Date (provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement such that a condition set forth in Section 5.3(a) or 5.3(b) would not be satisfied).

6.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to Section 6.1, Section 6.2, Section 6.3 or Section 6.4, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto, which the parties acknowledge and agree shall include any damages incurred by the Company’s shareholders, resulting from any willful and material breach of this Agreement and (ii) the provisions set forth in Section 4.10 (Expenses), this Section 6.5, Article VII and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken or inaction by the breaching party with the knowledge that the taking of such act or inaction would, or would reasonably be expected to, constitute or cause a breach of this Agreement (it being agreed by the parties hereto that the following actions, if they occur, shall fall within the definition of a “willful and material breach”: failure of Parent or Merger Sub to close pursuant to Section 1.2 hereof when all conditions set forth in Section 5.1 and Section 5.2 have been satisfied (other than (A) conditions which by their nature cannot be satisfied until the Closing, but are expected to be satisfied at the Closing and (B) conditions that are not satisfied primarily as a result a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement) and the Company stood ready, willing and able to consummate the Transactions). Nothing shall impair the rights of the Company to obtain the relief set forth in Section 7.6 prior to any termination of this Agreement.

(b) If this Agreement is terminated (i) by the Company pursuant to the provisions of Section 6.3(a), (ii) by Parent pursuant to the provisions of Section 6.4(a), (iii) by either Parent or the Company pursuant to the provisions of Section 6.2(a) and, at the time of such termination, (A) the Company Requisite Vote shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 6.4(a), or (iv) by either Parent or the Company pursuant to the provisions of Section 6.2(a) or Section 6.2(c) and, in the case of this clause (iv), (x) in respect of a termination by the Company pursuant to the provisions of Section 6.2(a), Parent would have been entitled to terminate this Agreement pursuant to Section 6.2(a) or Section 6.2(c) at the time of such termination, (y) prior to such termination an Acquisition Proposal shall have been publicly announced or shall have become publicly known (or, in the case of a termination pursuant to the provisions of Section 6.2(a), otherwise made known to the Company Board) and (z) at any time on or prior to the twelve (12) month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (provided that solely for purposes of this clause, “50%” shall be substituted for “15%” in the definition of “Acquisition Proposal”) then, in each of cases (i), (ii), (iii) and (iv), the Company shall pay Parent the Termination Fee (less, in the case of a termination pursuant to the provisions of Section 6.2(c) under this clause (iv), any amount previously paid by the Company to Parent pursuant to Section 6.5(d)), by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i) of this Section 6.5(b), prior to or concurrently with such termination, (2) in the case of clause (ii) of this Section 6.5(b), within two (2) business days after such termination, (3) in the case of clause (iii) of this Section 6.5(b), prior to or concurrently with such termination, and (3) in the case of clause (iv) of this Section 6.5(b), upon the earlier of entering into such definitive agreement with respect to an Acquisition Proposal or the consummation of the transactions contemplated by an Acquisition Proposal. “Termination Fee” shall mean a cash amount equal to $12,400,000. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to the Termination Fee on more than one occasion, in no event shall Parent be entitled to receive both the full amount of the Termination Fee and the cash payments pursuant to Sections 6.5(c) and (d), and in no event shall Parent be entitled to both the cash payments pursuant to Sections 6.5(c) and (d).

(c) If this Agreement is terminated by Parent pursuant to Section 6.4(b), then the Company shall pay to Parent a cash amount equal to $5,000,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of (A) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (B) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Per Share Cash Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 4.10.

(d) If this Agreement is terminated by either Parent pursuant to Section 6.2(c) or the Company pursuant to Section 6.2(c), then the Company shall pay to Parent a cash amount equal to $3,000,000 in respect of the fees and expenses incurred by Parent or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of (A) all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby and (B) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and representatives) in connection with arranging or providing financing for the Per Share Cash Consideration or any of the other Transactions, and costs and expenses otherwise allocated to Parent pursuant to Section 4.10.

(e) If this Agreement is terminated by the Company pursuant to Section 6.3(b), then Parent shall pay to the Company a cash amount equal to $5,000,000 in respect of the fees and expenses incurred by the Company or its Affiliates in connection with this Agreement and the transactions contemplated herein, including in respect of all fees and expenses of accountants, counsel, investment banking firms or financial advisors (and their respective counsel and representatives), experts and consultants to Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, and costs and expenses otherwise allocated to the Company pursuant to Section 4.10.

(f) Each of the Company and Parent acknowledges that the agreements contained in Section 6.5(b)–(e) are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 6.5(b)–(e), then (i) the Company or Parent, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount and (ii) the Company or Parent, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VII

Miscellaneous

7.1 Survival. This Article VII and the agreements of the Company, Parent and Merger Sub contained in Article II and Sections 4.9 (Employee Benefits), 4.10 (Expenses), 4.11 (Indemnification; Directors’ and Officers’ Insurance) and 4.19 (Additional Matters) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

7.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

7.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any such waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

7.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) EXCEPT FOR THE FIDUCIARY DUTIES OF THE COMPANY BOARD, THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF THE COMPANY AND ANY OTHER MATTERS RELATING TO THE INTERNAL AFFAIRS OF THE COMPANY, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF TENNESSEE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF, THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF. Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, on behalf of itself or its property, in accordance with Section 7.7 or in such other manner as may be permitted by Law, of copies of such process to such party, and nothing in this Section 7.5 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if unavailable, the federal court in the State of Delaware, in connection with any dispute arising out of, in connection with or relating to this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees that any actions or proceedings arising out of, in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery or, if (and only if) such court lacks subject matter jurisdiction, any federal court in the State of Delaware, (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same and (vi) agrees that it shall not bring any action arising out of, in connection with or relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final, non-appealable judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(b).

(c) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, EACH OF THE PARTIES HERETO EXPRESSLY AGREE (I) THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ENTITIES THAT HAVE COMMITTED TO PROVIDE OR ARRANGE OR OTHERWISE ENTERED INTO AGREEMENTS IN CONNECTION WITH ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND THE PARTIES TO ANY JOINDER AGREEMENTS, INDENTURES OR CREDIT AGREEMENTS ENTERED PURSUANT THERETO OR RELATING THERETO, TOGETHER WITH THEIR RESPECTIVE AFFILIATES INVOLVED IN ANY SUCH FINANCING, AND THEIR AND THEIR AFFILIATES’ RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND REPRESENTATIVES INVOLVED IN ANY SUCH FINANCING AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “FINANCING SOURCES”) ARISING OUT OF, OR RELATING TO, THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY FORUM OTHER THAN ANY STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREOF (II) TO WAIVE AND HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION AND (III) THAT ANY SUCH ACTION SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW RULES OF SUCH STATE THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER STATE. NONE OF THE FINANCING SOURCES WILL HAVE ANY LIABILITY TO THE COMPANY OR ANY OF ITS AFFILIATES RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY RELATED FINANCING, WHETHER AT LAW, OR EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, AND NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES WILL HAVE ANY RIGHTS OR CLAIMS AGAINST ANY OF THE FINANCING SOURCES HEREUNDER OR THEREUNDER; PROVIDED THAT PARENT AND ITS AFFILIATES SHALL RETAIN ALL RIGHTS AND REMEDIES THAT THEY MAY HAVE AGAINST THE FINANCING SOURCES. IN NO EVENT SHALL THE COMPANY BE ENTITLED TO SEEK THE REMEDY OF SPECIFIC PERFORMANCE OF THIS AGREEMENT AGAINST THE FINANCING SOURCES.

7.6 Specific Performance. The parties acknowledge and agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or in the event of any actual or threatened breach of this Agreement, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Article VI, the parties (on behalf of themselves and the third-party beneficiaries of this Agreement provided in Section 7.9) shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof and any other agreement or instrument executed in connection herewith. The parties hereby further acknowledge and agree that such relief shall include (x) the right of the Company to cause Parent and Merger Sub to consummate the Transactions, in each case, if each of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and (y) the right of Parent and Merger Sub to cause the Company to consummate the Transactions if each of the conditions set forth in Section 5.1 and Section 5.3 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The parties further agree that (a) by seeking the remedies provided for in this Section 7.6, a party shall not in any respect waive its right to seek any other form of relief, at law or in equity, that may be available to a party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 7.6 are not available or otherwise are not granted and (b) nothing contained in this Section 7.6 shall require any party to institute any action or proceeding for (or limit any party’s right to institute any action or proceeding for) specific performance under this Section 7.6 before exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any action or proceeding pursuant to this Section 7.6 or anything contained in this Section 7.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and/or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each of the parties hereby acknowledges and agrees (i) that it hereby irrevocably waives any requirement for the security or posting of any bond in connection with such relief and (ii) that the prevailing party in any such action or proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including all attorneys’ fees.

7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

If to Parent or Merger Sub:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Attention: General Counsel

fax: (203) 629-7073

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Adam O. Emmerich, Esq.

                 David K. Lam, Esq.

email: AOEmmerich@wlrk.com

           DKLam@wlrk.com

fax: (212) 403-2000

If to the Company:

Pacer International, Inc.

11231 Phillips Industrial Blvd.

Building 1, Suite 200

Jacksonville, FL 32256

Attention: General Counsel

fax: (614) 356-1364

with a copy to:

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166

Attention: Dominick DeChiara

                 Justin M. Levy

email: ddechiara@winston.com

           jlevy@winston.com

fax: (212) 294-4700

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one (1) business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

7.8 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

7.9 No Third Party Beneficiaries. Except (a) as provided in Section 4.11 (Indemnification; Directors’ and Officers’ Insurance), (b) following the Effective Time, for the provisions of Article II, (c) for the right of the Company, on behalf of its shareholders, to pursue damages in the event of Parent’s and/or Merger Sub’s breach of this Agreement, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub and (d) for the Non-Recourse Parties as provided in Section 6.5(c) (Effect of Termination and Abandonment), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth in this Section 7.9, the Financing Sources are hereby made third party beneficiaries of Section 7.5(c). The third-party beneficiary rights referenced in clause (c) of the preceding sentence may be exercised only by the Company (on behalf of its shareholders as their agent) through actions expressly approved by the Company Board, and no shareholder of the Company whether purporting to act in its capacity as a shareholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

7.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

7.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due.

7.12 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares any provision of this Agreement, or the application thereof to any Person or any circumstance, invalid or unenforceable, (a) the parties will negotiate in good faith in order to substitute a suitable and equitable provision therefor in order to carry out as closely as possible, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

7.14 Interpretation; Construction. (a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning as the word “shall”. The term “or” is not exclusive.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

7.15 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties (other than the representations and warranties with respect to the number of shares and par value of Merger Sub common stock set forth in Section 3.2(h) (Capitalization of Merger Sub), for which Parent may provide updated information as of such date) made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation, provided that any such designation shall not impede or delay the consummation of the Transactions or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

PACER INTERNATIONAL, INC.

By	/s/ Daniel W. Avramovich
	Name:	Daniel W. Avramovich
	Title:	Chairman, Chief Executive Officer and President

XPO LOGISTICS, INC.

By	/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Senior Vice President and General Counsel

ACQUISITION SUB, INC.

By	/s/ Gordon E. Devens
	Name:	Gordon E. Devens
	Title:	Secretary

ANNEX A

DEFINED TERMS

Terms	Page
2002 Plan	A-9
2006 Plan	A-9
2012 Plan	A-9
Acceptable Confidentiality Agreement	A-30
Acquisition Proposal	A-32
Action	A-12
Affiliate	A-9
Agreement	A-1
Anti-Bribery Laws	A-15
Applicable Date	A-11
Bankruptcy and Equity Exception	A-10
Benefit Plans	A-13
Book-Entry Shares	A-3
business day	A-2
Bylaws	A-2
Certificate	A-3
Change	A-8
Charter	A-2
Closing	A-1
Closing Date	A-1
Code	A-13
Company	A-1
Company Adverse Recommendation Change	A-31
Company Approvals	A-10
Company Board	A-1
Company Disclosure Letter	A-7
Company Employees	A-13
Company Financial Statements	A-11
Company Material Adverse Change	A-8
Company Material Contracts	A-19
Company Option	A-5
Company Recommendation	A-10
Company Reports	A-11
Company Requisite Vote	A-10
Company Special Meeting	A-34
Company Transfers	A-28
Confidentiality Agreement	A-30
Continuing Employees	A-36
Contract	A-11
Controlled Group Liability	A-13
D&O Insurance	A-38
EDGAR	A-11
Effective Time	A-2
Environmental Law	A-15
ERISA	A-13
ERISA Affiliate	A-13
ERISA Plan	A-13

Terms	Page
Exchange Act	A-8
Exchange Agent	A-4
Exchange Fund	A-4
Exchange Ratio	A-3
Excluded Share	A-3
Excluded Shares	A-3
Financing	A-23
Financing Commitment	A-23
Financing Parties	A-23
Form S-4	A-10
GAAP	A-8
Government Antitrust Entity	A-35
Governmental Entity	A-5
Hazardous Substance	A-15
HSR Act	A-10
Indebtedness	A-27
Indemnified Parties	A-37
Indemnified Party	A-37
Intellectual Property	A-18
Intervening Event	A-33
Intervening Event Recommendation Change	A-32
IRS	A-13
Knowledge	A-12
Laws	A-14
Licenses	A-14
Lien	A-9
Major Customers	A-19
Marketing Period	A-1
Material Intellectual Property	A-17
Merger	A-1
Merger Sub	A-1
Multiemployer Plans	A-13
NASDAQ	A-10
Order	A-42
Outside Date	A-44
Parent	A-1
Parent Approvals	A-22
Parent Benefit Plans	A-36
Parent Common Stock	A-3
Parent Disclosure Letter	A-20
Parent Financial Statements	A-25
Parent Material Adverse Change	A-20
Parent Preferred Stock	A-21
Parent Reports	A-24
Parent Stock Price	A-3
Payoff Amount	A-40
Pension Plan	A-13
Per Share Cash Consideration	A-3
Per Share Merger Consideration	A-3
Per Share Stock Consideration	A-3
Performance Stock Unit	A-6

Terms	Page
Permitted Tax Liens	A-9
Person	A-5
Referent	A-23
Representatives	A-20
Restricted Share	A-5
Restricted Stock Unit	A-5
Rights	A-9
SEC	A-10
Securities Act	A-10
Share	A-2
Significant Subsidiary	A-8
Solvent	A-23
SOX	A-11
Stock Plans	A-9
Subject Indebtedness	A-40
Subsidiary	A-8
Superior Proposal	A-32
Surviving Corporation	A-1
Takeover Statute	A-15
Tax	A-17
Tax Authority	A-17
Tax Return	A-17
Taxes	A-17
TBCA	A-1
Tennessee Articles of Merger	A-2
Termination Fee	A-46
Trading Day	A-3
Transactions	A-8
VWAP	A-3
willful and material breach	A-45

Annex B

1585 Broadway

New York, NY 10036

January 5, 2014

Board of Directors

Pacer International, Inc.

6805 Perimeter Drive

Dublin, OH 43016

Members of the Board:

We understand that Pacer International, Inc. (the “Company”), XPO Logistics, Inc. (the “Buyer”) and Acquisition Sub, Inc., an indirect wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 5, 2014 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $0.01 per share of the Company (the “Company Common Stock”), other than shares held in treasury or held by the Buyer, Merger Sub or any other direct or indirect wholly owned subsidiary of the Buyer or held by any direct or indirect wholly owned subsidiary of the Company, will be converted into the right to receive a combination of (i) $6.00 in cash (the “Cash Consideration”) and (ii) a fraction of a share of common stock, par value $0.001 per share, of the Buyer (the “Buyer Common Stock”) equal to the Exchange Ratio (as defined below) (the “Stock Consideration”, and collectively with the Cash Consideration, the “Consideration”). Pursuant to the Merger Agreement, the term “Exchange Ratio” means a fraction, the numerator of which equals $3.00 and the denominator of which equals (A) $23.12, if the Buyer Stock Price (as defined below) is less than or equal to $23.12, (B) the Buyer Stock Price, if the Buyer Stock Price is greater than $23.12 and less than $32.94 and (C) $32.94, if the Buyer Stock Price is greater than or equal to $32.94, and “Buyer Stock Price” means the arithmetic average volume weighted average price per share of Buyer Common Stock for the ten (10) trading days immediately prior to the consummation of the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections for the Company prepared by the management of the Company (the “Company Projections”);

4)	Reviewed certain publicly available financial projections for the Buyer published by an equity research analyst’s initiating coverage of the Buyer and referred to us by senior executives of the Buyer (the “Buyer Public Projections”);

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the Company Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. As you are aware, we have not been provided with, and we did not have access to, financial projections relating to the Buyer prepared by the management of the Buyer. Accordingly, we have been advised by the Buyer and have assumed, with the consent of the Company, that the Buyer Public Projections are a reasonable basis upon which to evaluate the future financial performance of the Buyer and we have used the Buyer Public Projections in performing our analyses. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services that is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer and financial advisory services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Thomas Miles
Thomas Miles Managing Director

Annex C

January 5, 2014

Pacer International, Inc.

6805 Perimeter Drive

Dublin, Ohio 43016

Attn: Daniel W. Avramovich, Chairman and Chief Executive Officer

Dear Board of Directors:

We understand that Pacer International, Inc. (the “Company”), XPO Logistics Inc. (the “Acquiror”), and Acquisition Sub, Inc., a wholly-owned subsidiary of the Acquiror (“Sub”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Sub will be merged with and into the Company (the “Transaction”), and that, in connection with the Transaction, each share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company, issued and outstanding immediately prior to the consummation of the Merger (the “Closing”) will be converted, subject to certain exceptions, into the right to receive: (x) $6.00 in cash, without interest (the “Cash Consideration”), and (y) a fraction of a share of common stock, par value $0.001 per share (“Acquiror Common Stock”), of the Acquiror equal to the Exchange Ratio (as defined below) (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”).

“Exchange Ratio” means a fraction, the numerator of which equals $3.00 and the denominator of which equals (A) $23.12, if the Acquiror Stock Price is less than or equal to $23.12, (B) the Acquiror Stock Price, if the Acquiror Stock Price is greater than $23.12 and less than $32.94 and (C) $32.94, if the Acquiror Stock Price is greater than or equal to $32.94. “Acquiror Stock Price” means the arithmetic average volume weighted average price of Acquiror Common Stock for the ten (10) trading days immediately prior to the Closing.

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	The Agreement and Plan of Merger, dated as of January 5, 2014, by and among the Company, the Acquiror and Sub (the “Merger Agreement”);

b.	The Company Disclosure Letter to the Merger Agreement (the “Company Disclosure Letter”); and

c.	The Parent Disclosure Letter to the Merger Agreement (the “Parent Disclosure Letter”, and, together with the Merger Agreement and the Company Disclosure Letter, the “Agreement”);

2.

reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with

245 Park Avenue, 20th Floor    •    New York, New York 10167    •    tel.212.497.4100    •    fax.212.661.3070    •     www.HL.com

Broker/dealer services through Houlihan Lokey Howard & Zukin Capital.    Investment advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.

Pacer International, Inc.

January 5, 2014

respect to the future financial performance of the Company and the Acquiror, including financial projections contained in certain publicly available research analyst reports and discussed with the managements of the Company and the Acquiror relating to the Acquiror for the years ending 2014 through 2017;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the years ending 2013 through 2016;

4.	spoken with certain members of (i) the management of the Company and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters, including the process relating to the solicitation of indications of interest from third parties with respect to the Transaction, together with the discussions and negotiations related thereto, and (ii) the management of the Acquiror regarding the business, operations, financial condition and prospects of the Acquiror;

5.	compared the financial and operating performance of the Company and the Acquiror with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Company Common Stock and Acquiror Common Stock, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us (including information relating to the Acquiror containing or reflecting information relating to Kelron Corporate Services Inc., Turbo Logistics, Inc. and/or Turbo Dedicated, Inc.), discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for the Acquiror referred to above, we have reviewed and discussed such estimates with the managements of the Company and the Acquiror, and management of the Acquiror has advised us, and we have assumed, with your consent, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Acquiror, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the

Pacer International, Inc.

January 5, 2014

Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Transaction, the Company or the Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion, and (iii) the revolving credit facility of the Acquiror will be refinanced or otherwise retired upon consummation of the Transaction, with the proceeds from funding from the Financing Commitment (as defined in the Agreement) or otherwise.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of Acquiror Common Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which Company Common Stock or Acquiror Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to the holders of Company Common Stock will be listed on the New York Stock Exchange.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating the Transaction or otherwise. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey, or as provided for in the letter agreement dated December 11, 2013 by and between the Company and Houlihan Lokey.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Pacer International, Inc.

January 5, 2014

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

C-4